UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$80,000,000
Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029
Series No.: 2046-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 23 April 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (Series No.: 2046-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (the “Base Prospectus”), previously filed under a report of the ADB dated 2 February 2021, as supplemented by (i) the ADB’s Capital at Risk Notes Prospectus Supplement dated 1 April 2026 (the “CARN Prospectus Supplement”), which is filed herewith, and (ii) the Prospectus Supplement relating to the Notes dated 23 April 2026 (the “Notes Prospectus Supplement”), which is filed herewith. The Base Prospectus, as supplemented by the CARN Prospectus Supplement and the Notes Prospectus Supplement, and together with the documents incorporated by reference therein, is referred to herein as the “Prospectus”. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.  The earthquake event calculation agent with respect to the Notes is AIR Worldwide Corporation, Lafayette City Center, Two Avenue de Lafayette, 2nd Floor, Boston, Massachusetts 02111.  The extreme precipitation event calculation agent with respect to the Notes is JBA Risk Management Limited, 1 Broughton Park, Old Lane North, Broughton, Skipton, North Yorkshire, England BD23 3FD, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Notes Prospectus Supplement, pages PS-55 to PS-62.

As of 23 April 2026, the ADB entered into a Terms Agreement, filed herewith, with Aon Securities LLC (the “Initial Purchaser”), pursuant to which the ADB has agreed to issue, and the Initial Purchaser has agreed to purchase, a principal amount of the Notes aggregating U.S.$80,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale, subject to receipt and acceptance by the Initial Purchaser and subject to the Initial Purchaser’s right to reject any order in whole or in part. It is expected that the delivery of the Notes will be made on or about 30 April 2026.

The Initial Purchaser proposes to offer all the Notes to the purchasers at the offering price of 100 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

Under the terms and conditions of the Terms Agreement, the Initial Purchaser is committed to purchase and pay for U.S.$80,000,000 aggregate nominal amount of the Notes when offered by ADB, at the issue price of 100% of the aggregate nominal amount thereof. The fees and commissions of the Initial Purchaser, as well as costs and expenses relating to the offering of the Notes, are payable by ADB. ADB will be reimbursed for all such fees and commissions, as well as certain other offering-related expenses, from the proceeds of grant funding, by Asian Development Fund or otherwise, relating to the offering of the Notes.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

See Item 3.

Item 6.	Application of Proceeds

See the Prospectus, page 6, and the Notes Prospectus Supplement, page PS-43.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Capital at Risk Notes Prospectus Supplement dated 1 April 2026.

	(iii)	Prospectus Supplement dated 23 April 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 23 April 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

	(ii)	Prospectus, CARN Prospectus Supplement and Notes Prospectus Supplement (see (a) above).

Capital at Risk Notes Prospectus Supplement dated
1 April 2026 (To Prospectus dated 9 December 2020)

ASIAN DEVELOPMENT BANK

CAPITAL AT RISK NOTES

This Prospectus Supplement (this “Supplement”) relates to Capital at Risk Notes (“Capital at Risk Notes”) of the Asian Development Bank (“ADB”). You should read it together with the Prospectus, dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), relating to the Global Medium-Term Note Program of ADB (the “GMTN Program”), and the applicable Pricing Supplement for the Capital at Risk Notes.

Investing in the Capital at Risk Notes involves significant risks, including the risk of loss of some or all of your investment. The ratings applicable to the GMTN Program will not apply to the Capital at Risk Notes. Capital at Risk Notes may not be assigned any rating or may be assigned a lower rating than the GMTN Program. See “Additional Risk Factors” beginning on page S-3 of this Supplement and “Risk Factors” beginning on page 12 of the accompanying Prospectus.

ADB will specify the terms of each Capital at Risk Note in the applicable Pricing Supplement.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Pricing Supplement for the Capital at Risk Notes. It does not contain all of the information you should consider before investing in the Capital at Risk Notes. You should also read the more detailed information in the Prospectus and the applicable Pricing Supplement.

The Capital at Risk Notes issued under the GMTN Program are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Capital at Risk Notes have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Supplement, the accompanying Prospectus or any applicable Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Capital at Risk Notes by ADB under the GMTN Program.

This Supplement supplements the Prospectus and should be read in conjunction with the Prospectus. Unless otherwise defined in this Supplement, capitalized terms used herein have the meanings given to them in the Prospectus. In case of any conflict between the information with respect to the Capital at Risk Notes set forth herein and the information with respect to the notes generally set forth in the Prospectus, the information set forth in this Supplement shall apply for purposes of the Capital at Risk Notes.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled “Availability of Information and Incorporation by Reference” beginning on page 5 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Capital at Risk Notes or the distribution of this Supplement in any jurisdiction where such action is required.

THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT AND THE OFFERING OR SALE OF THE CAPITAL AT RISK NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT COMES ARE REQUIRED BY ADB AND ANY DEALER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF CAPITAL AT RISK NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE CAPITAL AT RISK NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

AN INVESTMENT IN THE CAPITAL AT RISK NOTES ENTAILS CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF SOME OR ALL OF YOUR INVESTMENT. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN CAPITAL AT RISK NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “ADDITIONAL RISK FACTORS” BEGINNING ON PAGE S-3 OF THIS SUPPLEMENT AND “RISK FACTORS” BEGINNING ON PAGE 12 OF THE ACCOMPANYING PROSPECTUS.

ADB is subject to certain informational requirements of Regulation AD, promulgated by the Commission under Section 11(a) of the Asian Development Bank Act, and in accordance therewith files with the Commission its annual report to its Board of Governors and its regular quarterly and annual financial statements. You may obtain these documents and other documents ADB has filed with the Commission electronically through the EDGAR system by visiting the Commission’s website at https://www.sec.gov/edgar.shtml, and you may also access the Prospectus and this Supplement on ADB’s website: https://www.adb.org. The information on any website referred to in the Prospectus or this Supplement (including the respective websites of the Commission and ADB) does not form part of this Supplement. Alternatively, copies of the Prospectus may be obtained without charge from the offices of ADB as set out under “— Availability of Information” on page 5 of the Prospectus.

SUMMARY

What are ADB’s Capital at Risk Notes?

Capital at Risk Notes are a type of debt securities that ADB may issue pursuant to the GMTN Program. However, an investment in Capital at Risk Notes entails significant risks that are different from those associated with an investment in a conventional debt security issued by ADB pursuant to its GMTN Program. Capital at Risk Notes may result in the loss of your entire investment, with no payment of any type made to you at maturity.

Each issue of Capital at Risk Notes will have different interest rates, interest payment dates and maturity dates, and may include provisions for early redemption. The terms of each Capital at Risk Note will be specified in the applicable Pricing Supplement.

What investment risks are involved?

The Capital at Risk Notes are designed to be highly speculative and sophisticated investments. Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The types of events or underliers to which the Capital at Risk Notes will be linked, however, may be significantly more complex than common types of structured notes offered to the public.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular Capital at Risk Note, as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks, including underlier and derivative risk, in the context of their financial situation.

You should consult the information set forth under the captions “Additional Risk Factors” beginning on page S-3 of this Supplement and “Risk Factors” beginning on page 12 of the accompanying Prospectus for a description of the risk factors involved in purchasing Capital at Risk Notes. In addition, the applicable Pricing Supplement of a particular issue of Capital at Risk Notes may include additional risk factors relating to such issue.

Are Capital at Risk Notes rated?

The ratings applicable to the GMTN Program will not apply to Capital at Risk Notes. Capital at Risk Notes may not be assigned any rating or, if rated, they may have a lower rating than the GMTN Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. You may lose some or all of your investment regardless of any assigned rating. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. In addition, you also will be subject to ADB’s credit risk.

ADDITIONAL RISK FACTORS

The following risk factors must be read together with the “Risk Factors” beginning on page 12 of the accompanying Prospectus. The following section does not describe all of the risks and investment considerations (including those relating to each investor’s particular circumstances) of an investment in Capital at Risk Notes. Investors also should refer to and consider carefully the relevant Pricing Supplement for each particular issue of Capital at Risk Notes, which will describe additional risks and investment considerations associated with such Capital at Risk Notes. In addition, investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Capital at Risk Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in their particular circumstances.

Your investment may result in a loss

You cannot be assured that ADB will make any payment to you on the Capital at Risk Notes at maturity. The payment at maturity on the Capital at Risk Notes will depend on the features of the particular issue of Capital at Risk Notes as described in the applicable Pricing Supplement. Because of these features, the amount of cash you receive at maturity may be more or less than the amount you invested in the Capital at Risk Notes. Accordingly, you may lose some or all of your investment. There may not be a minimum amount that ADB will pay at maturity; therefore, you may lose your entire investment in the Capital at Risk Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Capital at Risk Notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a conventional senior debt security of ADB with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior debt securities, you may not receive full repayment of principal at maturity.

At the time the terms of your Capital at Risk Notes are set, they may be worth less than the issue price

Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The estimated value of the Capital at Risk Notes at the time the terms of the Capital at Risk Notes are set on the trade date may be less than the issue price. This difference may be because of fees, costs, differences in derivatives pricing and other factors. The applicable Pricing Supplement for your Capital at Risk Notes will explain any such difference in issue price and estimated value and the reasons therefor if applicable to your Capital at Risk Notes.

There may not be an active trading market for the Capital at Risk Notes

Capital at Risk Notes may not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop. Even if a secondary market for the Capital at Risk Notes were to develop, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for Capital at Risk Notes in any secondary market could be substantial. If you sell your Capital at Risk Notes before maturity, you may have to do so at a discount from the initial issue price, and, as a result, you may suffer substantial losses.

The Capital at Risk Notes will be obligations of ADB. No other company or entity will be responsible for payments under the Capital at Risk Notes

The Capital at Risk Notes are to be issued by ADB. The Capital at Risk Notes will not be guaranteed by any other company or entity. No other entity or company will be responsible for payments under the Capital at Risk Notes or liable to holders of the Capital at Risk Notes in the event ADB defaults under the Capital at Risk Notes.

Any decline in value in ADB’s credit ratings may affect the value of the Capital at Risk Notes

ADB’s credit ratings are an assessment of its ability to pay its obligations, including those on the offered Capital at Risk Notes. Consequently, actual or anticipated declines in ADB’s credit ratings may affect the value of the Capital at Risk Notes.

The regulation and reform of “benchmarks” may adversely affect the value of the Capital at Risk Notes linked to or referencing such “benchmarks”

Reference rates or indices (including interest rate benchmarks) which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”) are the subject of national and international regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause a Benchmark to perform differently than it has done in the past, to be discontinued or to disappear, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the value or liquidity of, and the amount payable under, any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a Benchmark.

Any of the international or national reforms, or the general increased regulatory scrutiny of Benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a Benchmark and complying with any such regulations or requirements. Such factors may have (without limitation) the following effects on certain Benchmarks: (i) discouraging market participants from continuing to administer or contribute to a Benchmark; (ii) triggering changes in the rules or methodologies used in a Benchmark; (iii) reducing, increasing or otherwise affecting the volatility or level of the relevant Benchmark; and/or (iv) leading to the disappearance of a Benchmark. Any of the above changes, or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a Benchmark.

Investors should be aware that, if a Benchmark were discontinued or otherwise unavailable, the rate of interest on the Capital at Risk Notes which are linked to or which reference such Benchmark will be determined for the relevant period by the fallback provisions applicable to such Capital at Risk Notes as set forth in the applicable Pricing Supplement. Such fallback provisions can be applied without consent of the holders of the Capital at Risk Notes and could have unexpected commercial consequences, and there can be no assurance that, due to the particular circumstances of each holder of the Capital at Risk Notes, any such determination will be favorable to each holder of the Capital at Risk Notes. Moreover, any of the above matters or any other significant change to the setting or existence of any relevant Benchmark could have a material adverse effect on the value or liquidity of, and the amount payable under, such Capital at Risk Notes.

The emergence of alternatives to a Benchmark may also cause such Benchmark to perform differently than in the past, or there could be other consequences which cannot be predicted, each of which could have a material adverse effect on the value of, and return on, any Capital at Risk Notes linked to or referencing such Benchmark. The development of alternatives to a Benchmark may result in Capital at Risk Notes linked to or referencing such Benchmark performing differently than would otherwise have been the case if the alternatives to such Benchmark had not developed.

Investors should consult their own independent advisors and make their own assessment about the potential risks imposed by the Benchmarks reforms in making any investment decision with respect to any Capital at Risk Notes linked to or referencing a Benchmark.

Change of law

The terms and conditions set forth in the accompanying Prospectus (the “Conditions” and each a “Condition”), subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Pricing Supplement, will apply to the Capital at Risk Notes referred to in such Pricing Supplement. The Conditions of the Capital at Risk Notes are based on English law or laws of the State of New York in effect as at the date of issue of the relevant Capital at Risk Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or laws of the State of New York or administrative practice after the date of issue of the relevant Capital at Risk Notes.

ASIAN DEVELOPMENT BANK

CAPITAL AT RISK NOTES

PROSPECTUS SUPPLEMENT dated 23 April 2026

ASIAN DEVELOPMENT BANK

U.S.$80,000,000
Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes
due 30 May 2029

This prospectus supplement (this “Prospectus Supplement”) is issued to provide information with respect to the proposed issuance by Asian Development Bank (“ADB” or the “Issuer”) of Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”). As described herein, if one or more Applicable Events occur with respect to the Notes, all or a portion of the Outstanding Nominal Amount of the Notes may be reduced by one or more Principal Reductions. Any such Principal Reduction would lead to a reduction (possibly to zero (U.S.$0)) in the interest (except with respect to days on or before 30 April 2027) and any Redemption Amount (if any) payable on the Notes.

This Prospectus Supplement supplements the terms and conditions in, and incorporates by reference, the accompanying Prospectus dated 9 December 2020, and all documents incorporated by reference therein, as supplemented by the Capital at Risk Notes Prospectus Supplement dated 1 April 2026, attached hereto (as so supplemented, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Prospectus Supplement, terms used herein have the same meaning as in the accompanying Prospectus. For a detailed description of the terms of the Notes, see Attachment A to this Prospectus Supplement.

The Notes relate to the perils of Earthquakes and Extreme Precipitation. An “Applicable Event” will be an Earthquake Event or an Extreme Precipitation Event, as the case may be.

Interest on the Notes will accrue on the Outstanding Nominal Amount of the Notes, except that the Risk Margin portion of interest will accrue on the Aggregate Nominal Amount of the Notes from and including the Issue Date, to and including 30 April 2027, and thereafter will accrue on the Outstanding Nominal Amount of the Notes (which may be zero (U.S.$0)). Interest will be payable in arrears on each Specified Interest Payment Date. In the case of a Mandatory Redemption Event, accrued interest will be paid on the applicable Redemption Amount Payment Date.  Once the Notes are fully redeemed or paid, no further interest will be paid with respect to the Notes.

Application will be made to the Singapore Exchange Securities Trading Limited, also known as SGX-ST (the “Singapore Stock Exchange”) for the listing and quotation of the Notes on the Official List of the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Prospectus Supplement. Approval in-principle from the Singapore Stock Exchange, admission of the Notes to the Official List of the Singapore Stock Exchange and the listing and quotation of any Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of ADB, the Global Medium-Term Note Program of ADB or the Notes. The Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of U.S.$250,000 (or its equivalent in foreign currencies) for so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require.

Notification pursuant to Section 309B(1) of the Securities and Futures Act 2001 of Singapore (“SFA”) – The Issuer has determined, and hereby notifies all Relevant Persons (as defined in Section 309A(1) of the SFA) that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations of 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Investing in the Notes is speculative and involves a high degree of risk including the risk of a total loss of principal amount of the Notes. See “Additional Risk Factors” beginning on page PS-28 of this Prospectus Supplement, “Risk Factors” beginning on page 12 of the Prospectus dated December 9, 2020 and “Additional Risk Factors” beginning on page S-3 of the Capital at Risk Notes Prospectus Supplement dated 1 April 2026 for a discussion of certain factors to be considered in connection with an investment in the Notes.

THE NOTES ARE EXEMPTED SECURITIES UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THEREFORE THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY STATE OR FOREIGN SECURITIES LAWS. NOTWITHSTANDING THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, THE NOTES WILL BE OFFERED AND SOLD ONLY TO INVESTORS WHO (I) ARE “QUALIFIED INSTITUTIONAL BUYERS” WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), (II) ARE RESIDENTS OF AND PURCHASING IN, AND WILL HOLD THE NOTES IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION AND (III) MEET THE OTHER REQUIREMENTS SET FORTH UNDER “NOTICE TO INVESTORS” IN THIS PROSPECTUS SUPPLEMENT. THE NOTES ARE NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED UNDER “NOTICE TO INVESTORS” IN THIS PROSPECTUS SUPPLEMENT. EACH PURCHASER OF THE NOTES IN MAKING ITS PURCHASE WILL BE DEEMED TO HAVE MADE CERTAIN ACKNOWLEDGMENTS, REPRESENTATIONS AND AGREEMENTS AS LISTED UNDER “NOTICE TO INVESTORS” IN THIS PROSPECTUS SUPPLEMENT.

The Notes will be offered by Aon Securities LLC as the initial purchaser and the sole bookrunner of the Notes (the “Initial Purchaser”), subject to receipt and acceptance by the Initial Purchaser and subject to the Initial Purchaser’s right to reject any order in whole or in part. The Notes will be delivered in book-entry form against payment therefor in immediately available funds.

Aon Securities Initial Purchaser and Sole Bookrunner	Munich Re Sole Structuring Agent

The date of this Prospectus Supplement is 23 April 2026.

The rate of interest applicable to the Notes for each day will be a per annum rate equal to Compounded SOFR for the applicable Interest Period (determined as described below) plus the Funding Margin plus the Risk Margin, subject to a minimum per annum rate equal to the Risk Margin. See “Overview—The Notes—Interest—Amounts of interest” and “Overview—The Notes—Interest—Rate of interest”.

For each Interest Period, accrued interest on the Notes will be calculated as the sum of the Daily Interest Amounts for each day in such Interest Period, using a “Calculation Amount” of U.S.$1,000 nominal amount of the Notes.

The “Daily Interest Amount” for each Calculation Amount for the Notes shall equal:

(a)	for each day from and including the Issue Date to and including 30 April 2027, one three hundred sixtieth (1/360) times the sum of (A) and (B):

(A)
the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (i) Compounded SOFR for such Interest Period and (ii) the Funding Margin and (y) zero (0), and

(B)	the applicable Risk Margin on such day times U.S.$1,000; and

(b)	for each day after 30 April 2027 to but excluding the Maturity Date, one three hundred sixtieth (1/360) times the sum of (A) and (B):

(A)
the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (i) Compounded SOFR for such Interest Period and (ii) the Funding Margin and (y) zero (0); and

(B)
the applicable Risk Margin on such day times the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of the Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000.

If the Outstanding Nominal Amount of the Notes is reduced to zero (U.S.$0) on any Principal Reduction Date prior to the Specified Interest Payment Date scheduled to occur on 30 April 2027, ADB must pay the Residual Interest Amount for the Notes on such Principal Reduction Date in addition to the payment of accrued interest with respect to the Interest Period ending on such Principal Reduction Date, and no further interest will be paid with respect to the Notes.

An Extension Event may occur with respect to the Notes, pursuant to which the maturity of the Notes would be extended. If a Partial Extension Notice is provided, the Outstanding Nominal Amount of the Notes would be redeemed in part, on the Scheduled Maturity Date or the relevant Extended Maturity Date at a price equal to 100% of the Outstanding Nominal Amount of the Notes to be partially redeemed (together with accrued interest, if any). See “Overview—The Notes—Maturity and Extension; Redemption Terms”.

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds”.

ADB will enter into a Risk Transfer Agreement with the Country (as defined under “Overview—Offering of the Notes” below) with respect to the Notes. If a Principal Reduction occurs with respect to the Notes, ADB will be obligated to pay to the Country, pursuant to the Risk Transfer Agreement, an amount equal to such Principal Reduction.

It is expected that delivery of the Notes will be made against payment therefor on or about the Issue Date, which will be five (5) business days following 23 April 2026 (the “Trade Date”) (such settlement being referred to as “T+5”). You should note that trading of the Notes prior to the business day before the Issue Date may be affected by the T+5 settlement. See “Plan of Distribution”.

i

This Prospectus Supplement has been prepared for use in connection with the proposed offering of Notes, which is exempt from registration under the Securities Act, solely for purposes of enabling an investor to consider the purchase of the Notes offered hereby. Its use for any other purpose is not authorized. Any reproduction or distribution of this Prospectus Supplement, in whole or in part, or any disclosure of its contents, or the use of any information contained herein for any purposes other than considering an investment in the Notes, is prohibited. The information contained in this Prospectus Supplement has been provided by ADB, Fondazione GEM, AIR Worldwide Corporation, JBA Risk Management Limited and the other sources identified herein. No representation or warranty, express or implied, is made by the Initial Purchaser, the Sole Structuring Agent, Fondazione GEM, AIR Worldwide Corporation or JBA Risk Management Limited (other than in the case of Fondazione GEM, the Earthquake Expert Risk Analysis Report) as to the accuracy or completeness of such information, and nothing contained in this Prospectus Supplement is, or shall be relied upon as, a promise or representation by any such person, whether as to the past or the future. None of the Initial Purchaser and the Sole Structuring Agent have independently verified any of such information, and none of the Initial Purchaser and the Sole Structuring Agent assume any responsibility for its accuracy or completeness. Each offeree of the Notes, by accepting delivery of this Prospectus Supplement, agrees to the foregoing.

ADB ACCEPTS RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, EXCEPT FOR THE INFORMATION CONTAINED IN APPENDIX E-I (“EARTHQUAKE EXPERT RISK ANALYSIS”), APPENDIX E-II (“EARTHQUAKE EXPERT RISK ANALYSIS RESULTS”) AND APPENDIX E-III (“EARTHQUAKE DATA FILE”) (APPENDICES E-I, E-II AND E-III COLLECTIVELY, THE “EARTHQUAKE EXPERT RISK ANALYSIS REPORT”), AND, TO THE BEST KNOWLEDGE AND BELIEF OF ADB (WHICH HAS TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE), SUCH INFORMATION IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION. ADB EXPRESSLY DISCLAIMS RESPONSIBILITY FOR THE CONTENTS OF ANY EVENT REPORT, AND FOR ANY OTHER ACTION THAT MAY BE TAKEN BY ANY EVENT CALCULATION AGENT.

FONDAZIONE GEM ACCEPTS RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT (SUBJECT TO THE LIMITATIONS AND DISCLAIMERS IN RESPECT THEREOF SET FORTH IN THIS PROSPECTUS SUPPLEMENT, INCLUDING, BUT NOT LIMITED TO, THE SECTION ENTITLED “GEM DISCLAIMERS”, AND THE SECTION ENTITLED “ADDITIONAL RISK FACTORS—RISKS RELATING TO GEM, AIR, JBA AND CERTAIN OTHER RISKS” BEGINNING ON PAGE PS-33 HEREOF); AND FONDAZIONE GEM HAS TAKEN REASONABLE CARE AND IS NOT AWARE OF THE OMISSION OF ANY MAJOR CRITICAL FEATURE LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION. THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT IS INCLUDED IN THIS PROSPECTUS SUPPLEMENT IN THE FORM AND CONTEXT IN WHICH IT APPEARS AND FONDAZIONE GEM HAS CONSENTED TO THE INCLUSION OF THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT IN THE FORM AND CONTEXT IN WHICH IT IS INCLUDED IN THIS PROSPECTUS SUPPLEMENT. SUBJECT TO THE FOREGOING, FONDAZIONE GEM MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO ANY PERSON, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR ANY SUPPLEMENT HERETO, INCLUDING INFORMATION PROVIDED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT.

AN INVESTMENT IN THE NOTES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE “ADDITIONAL RISK FACTORS” HEREIN. THE NOTES ARE SPECULATIVE AND INVESTORS BEAR THE RISK THAT THEY COULD LOSE ALL OR A PORTION OF THE PRINCIPAL AMOUNT OF, AND INTEREST ON, THE NOTES IF THERE ARE ONE OR MORE APPLICABLE EVENT(S) RESULTING IN PRINCIPAL REDUCTIONS WITH RESPECT TO THE NOTES.

THE NOTES ARE COMPLEX INSTRUMENTS AND ARE INTENDED FOR SALE ONLY TO INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS. ALL INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF INVESTING IN AND HOLDING THE NOTES. AN INVESTMENT IN THE NOTES SHOULD BE MADE ONLY BY INVESTORS WHO ARE ABLE AND PREPARED TO BEAR THE SUBSTANTIAL RISKS OF INVESTING THEREIN, INCLUDING A COMPLETE LOSS OF PRINCIPAL AMOUNT OF THE NOTES. POTENTIAL INVESTORS IN THE NOTES ARE STRONGLY ENCOURAGED TO CONSULT WITH THEIR FINANCIAL, LEGAL, TAX AND OTHER ADVISORS BEFORE MAKING ANY INVESTMENT DECISION.

THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER, SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE OR FOREIGN SECURITIES LAWS. THE NOTES ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER AS DESCRIBED UNDER “NOTICE TO INVESTORS”.

THE NOTES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE OR FOREIGN SECURITIES COMMISSION, INSURANCE OR OTHER REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES OFFERED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON (I) IN ANY STATE OR OTHER JURISDICTION IN THE UNITED STATES OTHER THAN THE PERMITTED U.S. JURISDICTIONS OR (II) IN ANY JURISDICTION OUTSIDE OF THE UNITED STATES OTHER THAN THE PERMITTED NON-U.S. JURISDICTIONS, AND IN EACH CASE, THE NOTES MAY ONLY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO INVESTORS THAT ARE “QUALIFIED INSTITUTIONAL BUYERS” AS DEFINED IN RULE 144A (AND MEET THE OTHER REQUIREMENTS SET FORTH UNDER THE “NOTICE TO INVESTORS” SECTION HEREIN), AND IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE PERMITTED U.S. JURISDICTIONS AND ALL APPLICABLE SECURITIES LAWS OF THE PERMITTED NON-U.S. JURISDICTIONS. NONE OF ADB, THE INITIAL PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION THAT THE OFFER, SALE, PLEDGE OR TRANSFER OF THE NOTES IS PERMITTED UNDER THE LAW OF ANY PERMITTED U.S. JURISDICTION OR ANY PERMITTED NON-U.S. JURISDICTION.

THIS PROSPECTUS SUPPLEMENT CONTAINS DESCRIPTIONS BELIEVED TO BE ACCURATE WITH RESPECT TO THE MATERIAL TERMS OF CERTAIN DOCUMENTS, BUT REFERENCE IS MADE TO THE ACTUAL DOCUMENTS, INCLUDING WITHOUT LIMITATION THE EVENT CALCULATION AGENT AGREEMENTS AND THE TERMS OF THE NOTES AS SET FORTH IN ATTACHMENT A HERETO FOR COMPLETE INFORMATION WITH RESPECT THERETO, AND SUCH DESCRIPTIONS ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCE. COPIES OF SUCH DOCUMENTS MAY BE OBTAINED AS PER THE INSTRUCTIONS SET FORTH IN THE SECTION “AVAILABLE INFORMATION” HEREIN BY A NOTEHOLDER OR A PROSPECTIVE NOTEHOLDER (WHO IS A PERMITTED TRANSFEREE).

THERE IS NO MARKET FOR THE NOTES AND THERE IS NO ASSURANCE THAT A MARKET WILL DEVELOP. NEITHER THE INITIAL PURCHASER NOR ANY AFFILIATE OF THE INITIAL PURCHASER IS UNDER ANY OBLIGATION TO MAKE A MARKET IN THE NOTES AND, TO THE EXTENT THAT SUCH MARKET MAKING IS COMMENCED BY THE INITIAL PURCHASER OR ANY AFFILIATE OF THE INITIAL PURCHASER, IT MAY BE DISCONTINUED AT ANY TIME. GIVEN THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES, THE HIGH MINIMUM DENOMINATIONS AND THE RESTRICTIONS ON TRANSFER, THERE IS NO ASSURANCE THAT A SECONDARY TRADING MARKET FOR THE NOTES WILL DEVELOP, AND INVESTORS MUST BE ABLE TO BEAR THE RISKS OF HOLDING THE NOTES UNTIL THEIR MATURITY OR EARLIER REDEMPTION.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ADB AND THE TERMS OF THE NOTES AND THE PARTICULAR OFFERING THEREOF, INCLUDING THE MERITS AND RISKS INVOLVED. BY ACCEPTING DELIVERY OF THIS PROSPECTUS SUPPLEMENT, INVESTORS WILL BE DEEMED TO HAVE ACKNOWLEDGED THE NEED TO CONDUCT THEIR OWN THOROUGH INVESTIGATION AND EXERCISE THEIR OWN DUE DILIGENCE BEFORE MAKING AN INVESTMENT IN THE NOTES. INVESTORS AND THEIR ADVISORS, IF ANY, ARE INVITED TO ASK QUESTIONS OF, AND OBTAIN ADDITIONAL INFORMATION CONCERNING, ADB AND THE TERMS AND CONDITIONS OF THE INVESTMENT CONTEMPLATED BY THIS PROSPECTUS SUPPLEMENT, AND ANY ADDITIONAL INFORMATION THAT IS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION PROVIDED TO SUCH INVESTORS. BY PURCHASING NOTES EACH INVESTOR SHALL BE DEEMED TO ACKNOWLEDGE THAT IT HAS HAD A FULL OPPORTUNITY TO ASK SUCH QUESTIONS OF, AND OBTAIN SUCH INFORMATION FROM, ADB.

THE NOTES ARE NOT OBLIGATIONS OF, AND ARE NOT GUARANTEED BY, THE COUNTRY, ANY OTHER GOVERNMENT OR ANY PARTY OTHER THAN ADB. THE OUTSTANDING NOMINAL AMOUNT AND INTEREST RELATING THERETO ARE PAYABLE ONLY BY ADB.

ONE OR MORE APPLICABLE EVENTS COULD OCCUR AT ANY TIME DURING THE RISK PERIOD OF THE NOTES, RESULTING IN A FULL OR PARTIAL LOSS OF AN INVESTMENT IN THE NOTES.

NONE OF ADB, THE COUNTRY, THE GLOBAL AGENT, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, ANY EVENT CALCULATION AGENT NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES ANY REPRESENTATION TO ANY INVESTOR IN THE NOTES REGARDING THE LEGALITY OF AN INVESTMENT UNDER LEGAL INVESTMENT OR SIMILAR LAWS. INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AS INVESTMENT, TAX, ACCOUNTING OR LEGAL ADVICE. THIS PROSPECTUS SUPPLEMENT, AS WELL AS THE NATURE OF AN INVESTMENT IN THE NOTES, SHOULD BE REVIEWED BY EACH INVESTOR AND ITS INVESTMENT, TAX OR OTHER ADVISERS, AND ITS ACCOUNTANTS AND LEGAL COUNSEL. INVESTORS SHOULD SATISFY THEMSELVES THAT AN INVESTMENT IN THE NOTES IS NOT IN VIOLATION OF THE LAWS OF ANY JURISDICTION RELEVANT TO THEM, INCLUDING APPLICABLE INSURANCE LAWS.

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF ITS DATE.

v

GEM DISCLAIMERS

FONDAZIONE GEM (“GEM”) HAS PERFORMED, AND WILL PERFORM, CERTAIN STATISTICAL MODELING AND OTHER SERVICES, AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT, INCLUDING AS THE MODELING AGENT FOR THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT.

THE STATISTICAL DATA, MODELING AND EXPLANATIONS INCLUDED HEREIN UNDER THE SECTION “ADDITIONAL RISK FACTORS” AND UNDER THE SECTIONS “EARTHQUAKE EXPERT RISK ANALYSIS”, “EARTHQUAKE EXPERT RISK ANALYSIS RESULTS” AND “EARTHQUAKE DATA FILE” (WHICH INCLUDES INFORMATION MADE AVAILABLE ON THE SITE) (THE “EARTHQUAKE DATA FILE”) IN APPENDIX E-I, APPENDIX E-II AND APPENDIX E-III, RESPECTIVELY, ATTACHED HERETO (JOINTLY REFERRED TO HEREIN AS THE “EARTHQUAKE EXPERT RISK ANALYSIS REPORT”) HAVE BEEN PREPARED BY GEM AS AN EXPERT IN STATISTICAL MODELING AND THE ANALYSIS OF RISKS ASSOCIATED WITH EARTHQUAKES. INVESTORS IN THE NOTES ARE ADVISED THAT THE RISK ANALYSIS RESULTS REPORTED BY GEM ARE BASED ON GEM EARTHQUAKE MODEL FOR CENTRAL ASIA V2025.0 (THE “GEM MODEL”).  THE RISK ANALYSIS RESULTS REPORTED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT ARE, THEREFORE, SUBJECT TO NUMEROUS ASSUMPTIONS, UNCERTAINTIES AND THE INHERENT LIMITATIONS OF ANY STATISTICAL ANALYSIS, AS MORE FULLY DESCRIBED HEREIN. ACTUAL LOSS EXPERIENCE IS INHERENTLY UNPREDICTABLE. INVESTORS ARE URGED TO READ CAREFULLY THE MATERIAL CONTAINED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT AND UNDER THE CAPTION “ADDITIONAL RISK FACTORS” FOR A DESCRIPTION OF SUCH ASSUMPTIONS, UNCERTAINTIES AND LIMITATIONS.

THE DATA AND METHODOLOGY DESCRIBED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, AND THE ANALYSES, ESTIMATES AND SERVICES DESCRIBED THEREIN, ARE PROVIDED “AS IS” WITHOUT WARRANTY OR GUARANTY OF ANY KIND TO THE INVESTORS IN THE NOTES. THESE ANALYSES AND ESTIMATES ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT INTENDED TO PROVIDE, NOR SHOULD THEY BE INTERPRETED AS PROVIDING, ANY FACTS REGARDING, OR ANY GUARANTY OR PREDICTION OR FORECAST OF, THE LIKELIHOOD THAT INVESTORS IN THE NOTES WILL RECEIVE PAYMENT THEREON. NOTWITHSTANDING THE ANALYSES, ESTIMATES AND ASSUMPTIONS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, ONE OR MORE APPLICABLE EVENTS COULD OCCUR AT ANY TIME DURING THE RISK PERIOD OF THE NOTES. ANY EARTHQUAKE EVENT WOULD RESULT IN A REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF THE NOTES UP TO THE EXTENT OF THE EARTHQUAKE SUBLIMIT, AND IN A CORRESPONDING REDUCTION IN THE INTEREST ON, THE NOTES. ANY EARTHQUAKE EVENT MAY HAVE CHARACTERISTICS SIMILAR TO OR DIFFERENT FROM THOSE OF SIMULATED EVENTS THAT DID NOT QUALIFY AS APPLICABLE EVENTS IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, OR CHARACTERISTICS NOT CONSIDERED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT.

GEM DOES NOT REPRESENT INVESTORS IN THE NOTES OR THEIR INTERESTS IN ANY WAY. GEM DOES NOT SPONSOR, ENDORSE, OFFER, SELL, OR PROMOTE THE NOTES, NOR DOES IT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO ANY PERSON, REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES OR THE LEGALITY OF AN INVESTMENT IN THE NOTES. GEM IS NOT RESPONSIBLE FOR THE DETERMINATION OF THE STRUCTURE OR THE PRICING OF THE NOTES. FURTHERMORE, GEM HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING, IF ANY, OF THE NOTES OR LIABILITY FOR ANY ADVERSE FINANCIAL RESULT OR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES WHATSOEVER. GEM ASSUMES NO RESPONSIBILITY FOR THE CONTENT OF ANY AGREEMENTS TO WHICH IT IS NOT A SIGNATORY, AND IN PARTICULAR (BUT NOT BY WAY OF LIMITATION) HAS NO RESPONSIBILITY FOR ENSURING THAT THE PROCEDURES AND PROVISIONS OF ANY SUCH AGREEMENTS ARE CONSISTENT WITH THIS PROSPECTUS SUPPLEMENT OR WITH ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THE NOTES.

IN THE DEVELOPMENT OF THE GEM MODEL, GEM HAS RELIED ON PUBLISHED TECHNICAL PAPERS AND STUDIES, CATALOGS AND OTHER DATA SOURCES RELEVANT TO EARTHQUAKES, AND HAS SELECTED THOSE THAT IT BELIEVES TO REPRESENT CREDIBLE SCIENTIFIC OPINION RELATED TO EARTHQUAKES. HOWEVER, SINCE NO SCIENTIFIC CONSENSUS ON MODELS OR RISK PARAMETERS EXISTS, GEM ACKNOWLEDGES (AND INVESTORS IN THE NOTES ARE DEEMED TO ACKNOWLEDGE) THAT OTHER CREDIBLE, PUBLISHED MODELS AND/OR RISK PARAMETERS MAY EXIST THAT, IF USED, COULD PRODUCE MATERIALLY DIFFERENT RESULTS. THE GEM MODEL DOES NOT PREDICT THE PROBABILISTIC OCCURRENCE OF ANY CATASTROPHIC EVENTS. GEM HAS NOT VERIFIED THE AUTHENTICITY OR ACCURACY OF THE ORIGINAL DATA IN THE HISTORICAL CATALOGS OR OTHER DATA SOURCES USED TO DEVELOP THE GEM MODEL. PRIOR TO INVESTING IN THE NOTES, INVESTORS SHOULD CONSULT THEIR OWN EXPERT ADVISORS WHOSE CONCLUSIONS MAY DIFFER FROM THOSE OF GEM.

NO MODEL OF CATASTROPHIC EVENTS IS, OR COULD BE, AN EXACT REPRESENTATION OF REALITY. THE GEM MODEL RELIES ON VARIOUS METHODOLOGIES AND ASSUMPTIONS (INCLUDING ASSUMPTIONS ABOUT THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF HISTORICAL DATA), SOME OF WHICH ARE SUBJECTIVE AND SUBJECT TO UNCERTAINTY, AND WHICH MIGHT NOT BE USED IN MODELS PRODUCED BY OTHER MODELING FIRMS. FURTHERMORE, THERE MAY BE MATERIAL DIFFERENCES IN THE WAY IN WHICH THESE ELEMENTS ARE CONSIDERED BY OTHER MODELING FIRMS. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE GEM MODEL REPRESENTS AN ACCURATE ESTIMATION OF THE RISK OF LOSS OR ANY REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF, AND INTEREST ON, THE NOTES. ACCORDINGLY, THE EXPECTED LOSS ESTIMATES AND RELATED PROBABILITIES PRODUCED BY THE GEM MODEL ARE THEMSELVES SUBJECT TO UNCERTAINTY. GEM REVIEWS MODEL ASSUMPTIONS FROM TIME TO TIME IN VIEW OF NEW DATA AND OTHER INFORMATION TO REFINE AND MODIFY ITS MODELS AS SUCH INFORMATION BECOMES AVAILABLE. AS SUCH, THE GEM MODEL MAY NOT NECESSARILY REFLECT THE MOST CURRENT SCIENTIFIC RESEARCH OR THE MOST CURRENT MODELS OF GEM AT ANY TIME. ESTIMATES GENERATED BY SUCH REFINED OR MODIFIED MODELS MAY MATERIALLY DIFFER FROM THE ESTIMATES GENERATED BY THE GEM MODEL IN CONNECTION WITH THE NOTES, AND THE USE OF SUCH MODELS IN LIEU OF THE GEM MODEL MIGHT SIMILARLY MATERIALLY ALTER THE INFORMATION PROVIDED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT.

THE RESULTS OF GEM’S ANALYSIS SHOULD NOT BE VIEWED AS FACTS OR FORECASTS OF FUTURE EVENTS, OR OF ANY REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF, AND INTEREST ON, THE NOTES, AND SHOULD NOT BE RELIED UPON AS A REPRESENTATION OF THE CURRENT OR FUTURE VALUE OF THE NOTES. THERE IS CONSIDERABLE UNCERTAINTY REGARDING THE ASSUMPTIONS AND PARAMETERS USED IN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, ARISING FROM INSUFFICIENT DATA, LIMITED SCIENTIFIC KNOWLEDGE AND ALTERNATIVE EMPIRICAL RELATIONSHIPS, AS WELL AS FROM THE RANDOM NATURE OF EARTHQUAKES. THE GEM MODEL CANNOT INCORPORATE ALL SOURCES OF UNCERTAINTY. FURTHERMORE, THE ASSUMPTIONS AND METHODOLOGIES USED BY GEM DO NOT CONSTITUTE THE EXCLUSIVE SET OF REASONABLE ASSUMPTIONS AND MAY NOT BE CORRECT. USE OF ALTERNATIVE ASSUMPTIONS AND/OR MODELS COULD YIELD RESULTS MATERIALLY DIFFERENT FROM THOSE PRODUCED BY GEM. GEM ALSO DID NOT ELICIT FROM OTHER EXPERTS ALTERNATIVE INTERPRETATIONS OF ITS DATA OR METHODS, NOR DID GEM RESEARCH ALL POTENTIALLY AVAILABLE INTERPRETATIONS OF SUCH DATA AND METHODS ON THE BASIS THAT GEM CONSIDERED ITS OWN INTERPRETATIONS TO BE MORE RELIABLE. THE MODELED PRINCIPAL REDUCTION AND RELATED PROBABILITIES GENERATED BY THE GEM MODEL ARE NOT NECESSARILY PREDICTIVE OF FUTURE EARTHQUAKES. INVESTORS IN THE NOTES SHOULD NOT VIEW THE EXPECTED LOSS ESTIMATES AND RELATED PROBABILITIES GENERATED BY THE GEM MODEL AS PREDICTING THE LIKELIHOOD OF THE OCCURRENCE DURING THE RISK PERIOD OF THE NOTES OF ONE OR MORE EARTHQUAKE EVENTS RESULTING IN A REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF, AND INTEREST ON, THE NOTES. GEM HAS NOT MADE ANY EFFORT, NOR DOES IT HAVE THE ABILITY, TO PREDICT APPLICABLE EVENTS AFFECTING THE NOTES. ACCORDINGLY, THE ACTUAL FREQUENCY AND SEVERITY OF EARTHQUAKE EVENTS COULD DIFFER MATERIALLY FROM THE FREQUENCY AND SEVERITY ESTIMATED BY GEM.

THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT IS INCLUDED HEREIN AND MADE AVAILABLE TO INVESTORS IN RELIANCE UPON GEM AS AN EXPERT IN SUCH MATTERS. SEE “EXPERTS.”  THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT IS, AS NOTED ABOVE, BASED ON CERTAIN ASSUMPTIONS, JUDGMENTS, AND METHODOLOGIES OF GEM, A NUMBER OF WHICH ARE CONFIDENTIAL AND PROPRIETARY TO GEM.

AS A RESULT OF ITS ONGOING PROCESS OF INTERNAL REVIEW, GEM MAY REFINE ITS MODEL ASSUMPTIONS FROM TIME TO TIME IN LIGHT OF NEW SCIENTIFIC AND OTHER INFORMATION AS SUCH INFORMATION BECOMES AVAILABLE. SUCH REFINEMENTS MAY MATERIALLY ALTER, AND HAVE IN THE PAST MATERIALLY ALTERED, THE LOSS ESTIMATES GENERATED BY THE MODEL. FURTHERMORE, TO THE EXTENT THAT GEM BECOMES AWARE OF ISSUES EITHER IN ITS MODELS OR IN THE SOFTWARE EXPRESSION OF SUCH MODELS WHICH MAY AFFECT THEIR OUTPUT IN UNINTENDED WAYS, IT MAY, DEPENDING ON THE MATERIALITY OF THE ISSUES, COMMUNICATE SUCH ISSUES TO ITS LICENSEES AND RESOLVE THEM IN SUBSEQUENT VERSIONS OF ITS MODELS. AS SUCH THE GEM MODEL MAY NOT NECESSARILY REFLECT THE MOST CURRENT MODELS OF GEM AT ANY TIME.

NONE OF ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE EARTHQUAKE EVENT CALCULATION AGENT, THE COUNTRY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, HAS REVIEWED, OR MAKES, OR SHALL BE DEEMED TO MAKE, ANY REPRESENTATION WITH RESPECT TO THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, INCLUDING (WITHOUT LIMITATION) THE ADEQUACY, COMPLETENESS, APPROPRIATENESS OR OTHERWISE OF THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT.

WITHOUT INTENDING TO LIMIT THE FOREGOING, IN PARTICULAR, NONE OF ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE EARTHQUAKE EVENT CALCULATION AGENT, THE COUNTRY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, OR ANY OF THEIR DIRECTORS OR OFFICERS, HAS REVIEWED THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT TO DETERMINE (I) THE REASONABLENESS OF THE ASSUMPTIONS, JUDGMENTS AND METHODOLOGIES UTILIZED BY GEM, (II) WHETHER SUCH ASSUMPTIONS, JUDGMENTS AND METHODOLOGIES SHOULD BE SUPPLEMENTED IN ANY WAY THROUGH THE USE OF ALTERNATIVE ASSUMPTIONS, JUDGMENTS OR METHODOLOGIES, (III) WHETHER THE ASSUMPTIONS, JUDGMENTS AND METHODOLOGIES UTILIZED BY GEM INCLUDE THE APPROPRIATE FACTORS THAT COULD CONTRIBUTE TO A REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF, AND INTEREST ON, THE NOTES AND (IV) WHETHER THE USE OF ALTERNATIVE ASSUMPTIONS, JUDGMENTS AND METHODOLOGIES, OR THE USE OF DIFFERENT CATASTROPHE SIMULATION MODELS, COULD YIELD RESULTS MATERIALLY DIFFERENT FROM THOSE GENERATED BY THE GEM MODEL. THE ACTUAL PRINCIPAL REDUCTION WITH RESPECT TO ANY EARTHQUAKE EVENT, IF ANY, WILL LIKELY DIFFER FROM THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, POSSIBLY MATERIALLY.

BECAUSE OF THE INHERENT LIMITATION OF RELYING ON THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT FOR LOSS ESTIMATION, AND BECAUSE OF THE SUBJECTIVE NATURE OF MANY OF GEM’S ASSUMPTIONS, JUDGMENTS AND METHODOLOGIES IN PREPARING THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT, EACH OF ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE EARTHQUAKE EVENT CALCULATION AGENT, THE COUNTRY AND EACH OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIMS ANY RESPONSIBILITY FOR, OR ANY LIABILITY BASED UPON, A FINDING THAT THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT INCLUDES ANY UNTRUE STATEMENT OF A MATERIAL FACT OR THAT THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT OMITS TO STATE A MATERIAL FACT NECESSARY IN ORDER TO MAKE THE STATEMENTS, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING.

GEM PROVIDES SERVICES TO ADB, THE INITIAL PURCHASER, THE EVENT CALCULATION AGENT, THE COUNTRY AND THEIR RESPECTIVE AFFILIATES IN RESPECT OF THE PROPOSED OFFERING AND MAY PROVIDE SUCH TYPE OF SERVICES AND MAY ENGAGE IN OTHER TYPES OF BUSINESS WITH ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE EVENT CALCULATION AGENT, THE COUNTRY OR ANY OF THEIR RESPECTIVE AFFILIATES IN THE FUTURE. IN ADDITION, ADB HAS AGREED UNDER ITS ENGAGEMENT LETTER WITH GEM (THE “GEM ENGAGEMENT LETTER”) TO INDEMNIFY GEM IN RESPECT OF CERTAIN CLAIMS, LOSSES AND EXPENSES ARISING FROM OR RELATING TO THE SERVICES PROVIDED BY GEM UNDER THE GEM ENGAGEMENT LETTER.

GEM HAS PROVIDED ITS ANALYSES, EXPECTED LOSS ESTIMATES AND RELATED PROBABILITIES AS CONTAINED WITHIN THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT. INVESTORS IN THE NOTES WILL HAVE NO RIGHT TO ENFORCE OR TAKE ACTIONS AGAINST GEM OR ANY RIGHT UNDER THE GEM ENGAGEMENT LETTER OR IN CONNECTION THEREWITH. ADB’S USE OF THE INFORMATION PROVIDED BY GEM, PARTICULARLY WITH REGARD TO ANY DISCLOSURE MADE IN OR OMITTED FROM THIS PROSPECTUS SUPPLEMENT, IS COMPLETELY WITHIN ADB’S SOLE DISCRETION, AND NOT THE RESPONSIBILITY OF GEM.

AIR DISCLAIMERS

THE EARTHQUAKE PAYOUT AMOUNT WITH RESPECT TO AN EARTHQUAKE EVENT WILL BE CALCULATED AND DETERMINED BASED UPON THE EARTHQUAKE EVENT PARAMETERS PROVIDED BY THE APPLICABLE EARTHQUAKE REPORTING AGENCY. ANY EARTHQUAKE REPORTING AGENCY MAY MAKE AVAILABLE FROM TIME TO TIME SEVERAL DIFFERENT REPORTS WHICH MAY SHOW DIFFERENT LEVELS OF ACCURACY AND PRECISION AND VARYING PARAMETERS. THE EARTHQUAKE EVENT PARAMETERS AS REPORTED BY THE APPLICABLE EARTHQUAKE REPORTING AGENCY WILL BE USED BY THE EARTHQUAKE EVENT CALCULATION AGENT WHO WILL BE UNDER NO OBLIGATION TO UNDERTAKE ANY INDEPENDENT ASSESSMENT OF THE ACCURACY OF THE PARAMETERS SO REPORTED.

THE PROCEDURES TO BE PERFORMED BY AIR IN ITS CAPACITY AS EARTHQUAKE EVENT CALCULATION AGENT WILL RESULT IN A FACTUAL DETERMINATION AS TO WHETHER AN EARTHQUAKE EVENT HAS OCCURRED OR THE EXTENT THEREOF. THE DETERMINATION WILL BE PERFORMED IN ACCORDANCE WITH THE METHODOLOGIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND AS SPECIFIED IN THE EARTHQUAKE EVENT CALCULATION AGENT AGREEMENT (AS THAT TERM IS DEFINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT). THE TERMS OF THE NOTES PROVIDE THAT ALL DETERMINATIONS MADE BY AIR, AS THE EARTHQUAKE EVENT CALCULATION AGENT, IN AN EVENT REPORT ARE FINAL AND BINDING, ABSENT MANIFEST ERROR THAT IS IDENTIFIED IN A WRITTEN NOTICE RECEIVED BY ADB PRIOR TO THE DATE WHICH IS THREE (3) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH EVENT REPORT IS FIRST MADE AVAILABLE ON THE SITE (AS DEFINED UNDER THE HEADING “AVAILABLE INFORMATION”). NO SEPARATE REVIEW OR APPRAISAL OF THE ACCURACY OF THE DEFINED METHODOLOGIES OR DATA USED WILL BE PERFORMED. INVESTORS ARE ADVISED THAT THE CALCULATION OF EARTHQUAKE PAYOUT AMOUNTS AND ANY PRINCIPAL REDUCTIONS ARE FINAL, REGARDLESS OF ANY ACTUAL, POTENTIAL OR THEORETICAL DISCREPANCIES BETWEEN THE METHODOLOGY USED BY THE EARTHQUAKE EVENT CALCULATION AGENT AND ANY OTHER POSSIBLE METHODOLOGY FOR ASSESSING THE SAME FACTS. THESE INHERENT LIMITATIONS ARE POTENTIALLY EXACERBATED BY THE POTENTIAL FOR UNRELIABLE DATA, OR THE UNAVAILABILITY OF DATA.

INVESTORS IN THE NOTES WILL HAVE NO RIGHT TO ENFORCE OR TAKE ACTIONS AGAINST AIR OR ANY RIGHT UNDER THE EARTHQUAKE EVENT CALCULATION AGENT AGREEMENT OR IN CONNECTION THEREWITH.

x

JBA DISCLAIMERS

JBA RISK MANAGEMENT LIMITED (“JBA”) HAS PERFORMED, AND WILL PERFORM, CERTAIN HISTORICAL ANALYSIS, EXTREME PRECIPITATION EVENT CALCULATION AGENT AND OTHER SERVICES, AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

THE METHODOLOGY AND EXPLANATIONS INCLUDED HEREIN UNDER THE SECTION “ADDITIONAL RISK FACTORS” AND UNDER THE SECTIONS “METHODOLOGY FOR DETERMINING AN EXTREME PRECIPITIATION EVENT” AND “EXTREME PRECIPITATION DATA FILE” (WHICH INCLUDES INFORMATION MADE AVAILABLE ON THE SITE) (THE “EXTREME PRECIPITATION DATA FILE”) IN APPENDIX P-I AND APPENDIX P-II, RESPECTIVELY, ATTACHED HERETO (JOINTLY REFERRED TO HEREIN AS THE “EXTREME PRECIPITATION REPORT”) HAVE BEEN PREPARED BY JBA. ACTUAL LOSS EXPERIENCE IS INHERENTLY UNPREDICTABLE. INVESTORS ARE URGED TO READ CAREFULLY THE MATERIAL CONTAINED IN THE EXTREME PRECIPITATION REPORT AND UNDER THE CAPTION “ADDITIONAL RISK FACTORS” FOR A DESCRIPTION OF RELEVANT RISKS.

THE DATA AND METHODOLOGY DESCRIBED IN THE EXTREME PRECIPITATION REPORT ARE PROVIDED “AS IS” WITHOUT WARRANTY OR GUARANTY OF ANY KIND TO THE INVESTORS IN THE NOTES. SUCH DATA AND METHODOLOGY ARE NOT INTENDED TO PROVIDE, NOR SHOULD THEY BE INTERPRETED AS PROVIDING, ANY FACTS REGARDING, OR ANY GUARANTY OR PREDICTION OR FORECAST OF, THE LIKELIHOOD THAT INVESTORS IN THE NOTES WILL RECEIVE PAYMENT THEREON. AN APPLICABLE EVENT COULD OCCUR AT ANY TIME DURING THE RISK PERIOD OF THE NOTES. ANY EXTREME PRECIPITATION EVENT WOULD RESULT IN A REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF THE NOTES TO THE EXTENT OF THE EXTREME PRECIPITATION SUBLIMIT, AND IN A CORRESPONDING REDUCTION IN THE INTEREST ON THE NOTES. ANY EXTREME PRECIPITATION EVENT MAY HAVE CHARACTERISTICS NOT CONSIDERED IN THE EXTREME PRECIPITATION REPORT.

JBA DOES NOT REPRESENT INVESTORS IN THE NOTES OR THEIR INTERESTS IN ANY WAY. JBA DOES NOT SPONSOR, ENDORSE, OFFER, SELL, OR PROMOTE THE NOTES, NOR DOES IT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO ANY PERSON, REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES OR THE LEGALITY OF AN INVESTMENT IN THE NOTES. JBA IS NOT RESPONSIBLE FOR THE DETERMINATION OF THE STRUCTURE OR THE PRICING OF THE NOTES. FURTHERMORE, JBA HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING, IF ANY, OF THE NOTES OR LIABILITY FOR ANY ADVERSE FINANCIAL RESULT OR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES WHATSOEVER. JBA ASSUMES NO RESPONSIBILITY FOR THE CONTENT OF ANY AGREEMENTS TO WHICH IT IS NOT A SIGNATORY, AND IN PARTICULAR (BUT NOT BY WAY OF LIMITATION) HAS NO RESPONSIBILITY FOR ENSURING THAT THE PROCEDURES AND PROVISIONS OF ANY SUCH AGREEMENTS ARE CONSISTENT WITH THIS PROSPECTUS SUPPLEMENT OR WITH ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THE NOTES.

THE EXTREME PRECIPITATION REPORT SHOULD NOT BE VIEWED AS FACTS OR FORECASTS OF FUTURE EVENTS, OR OF ANY REDUCTION IN THE OUTSTANDING NOMINAL AMOUNT OF, AND INTEREST ON, THE NOTES, AND SHOULD NOT BE RELIED UPON AS A REPRESENTATION OF THE CURRENT OR FUTURE VALUE OF THE NOTES. JBA HAS NOT MADE ANY EFFORT, NOR DOES IT HAVE THE ABILITY, TO PREDICT APPLICABLE EVENTS AFFECTING THE NOTES.

NONE OF ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE EARTHQUAKE EVENT CALCULATION AGENT, THE COUNTRY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, HAS INDEPENDENTLY VERIFIED ANY OF THE HISTORICAL INFORMATION INCLUDED IN THE EXTREME PRECIPITATION REPORT.

JBA PROVIDES SERVICES TO ADB, THE INITIAL PURCHASER, THE COUNTRY AND THEIR RESPECTIVE AFFILIATES IN RESPECT OF THE PROPOSED OFFERING AND MAY PROVIDE SUCH TYPE OF SERVICES AND MAY ENGAGE IN OTHER TYPES OF BUSINESS WITH ADB, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT, THE COUNTRY OR ANY OF THEIR RESPECTIVE AFFILIATES IN THE FUTURE. IN ADDITION, ADB HAS AGREED UNDER THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AGREEMENT (AS THAT TERM IS DEFINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT) TO INDEMNIFY JBA IN RESPECT OF CERTAIN CLAIMS, LOSSES AND EXPENSES ARISING FROM OR RELATING TO THE SERVICES PROVIDED BY JBA UNDER THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AGREEMENT.

INVESTORS IN THE NOTES WILL HAVE NO RIGHT TO ENFORCE OR TAKE ACTIONS AGAINST JBA OR ANY RIGHT UNDER THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AGREEMENT OR IN CONNECTION THEREWITH. ADB’S USE OF THE INFORMATION PROVIDED BY JBA, PARTICULARLY WITH REGARD TO ANY DISCLOSURE MADE IN OR OMITTED FROM THIS PROSPECTUS SUPPLEMENT, IS COMPLETELY WITHIN ADB’S SOLE DISCRETION, AND NOT THE RESPONSIBILITY OF JBA.

WHETHER AN EXTREME PRECIPITATION EVENT HAS OCCURRED WILL BE DETERMINED BASED UPON THE EXTREME PRECIPITATION EVENT PARAMETERS PROVIDED BY THE APPLICABLE EXTREME PRECIPITATION REPORTING AGENCY. THE EXTREME PRECIPITATION EVENT PARAMETERS AS REPORTED BY THE APPLICABLE EXTREME PRECIPITATION REPORTING AGENCY WILL BE USED BY JBA, AS THE EXTREME PRECIPITATION EVENT CALCULATION AGENT, WHO WILL BE UNDER NO OBLIGATION TO UNDERTAKE ANY INDEPENDENT ASSESSMENT OF THE ACCURACY OF THE PARAMETERS SO REPORTED.

THE PROCEDURES TO BE PERFORMED BY JBA IN ITS CAPACITY AS EXTREME PRECIPITATION EVENT CALCULATION AGENT WILL RESULT IN A FACTUAL DETERMINATION AS TO WHETHER AN EXTREME PRECIPITATION EVENT HAS OCCURRED. THE DETERMINATION WILL BE PERFORMED IN ACCORDANCE WITH THE METHODOLOGY DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND AS SPECIFIED IN THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AGREEMENT. THE TERMS OF THE NOTES PROVIDE THAT ALL DETERMINATIONS MADE BY JBA, AS THE EXTREME PRECIPITATION EVENT CALCULATION AGENT, IN AN EVENT REPORT ARE FINAL AND BINDING, ABSENT MANIFEST ERROR THAT IS IDENTIFIED IN A WRITTEN NOTICE RECEIVED BY ADB PRIOR TO THE DATE WHICH IS THREE (3) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH EVENT REPORT IS FIRST MADE AVAILABLE ON THE SITE (AS DEFINED UNDER THE HEADING “AVAILABLE INFORMATION”). NO SEPARATE REVIEW OR APPRAISAL OF THE ACCURACY OF THE DEFINED METHODOLOGY OR DATA USED WILL BE PERFORMED. INVESTORS ARE ADVISED THAT THE DETERMINATION OF AN EXTREME PRECIPITATION EVENT AND ANY PRINCIPAL REDUCTION ARE FINAL, REGARDLESS OF ANY ACTUAL, POTENTIAL OR THEORETICAL DISCREPANCIES BETWEEN THE METHODOLOGY USED BY THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AND ANY OTHER POSSIBLE METHODOLOGY FOR ASSESSING THE SAME FACTS. THESE INHERENT LIMITATIONS ARE POTENTIALLY EXACERBATED BY THE POTENTIAL FOR UNRELIABLE DATA, OR THE UNAVAILABILITY OF DATA.

NOTICE TO RESIDENTS OF AUSTRALIA

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS IS A “PROSPECTUS,” “PRODUCT DISCLOSURE STATEMENT” OR ANY OTHER FORM OF DISCLOSURE DOCUMENT FOR THE PURPOSES OF CHAPTERS 6D OR 7 OF THE AUSTRALIAN CORPORATIONS ACT 2001 (CTH) (THE “CORPORATIONS ACT”) AND NEITHER IS REQUIRED TO BE LODGED WITH THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION UNDER THE CORPORATIONS ACT. THE OFFER FOR THE ISSUE, ANY INVITATION TO APPLY FOR THE ISSUE AND ANY OFFER FOR SALE OF, AND ANY INVITATION FOR OFFERS TO PURCHASE, THE NOTES TO A PERSON UNDER THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS:

I.
WILL BE FOR A MINIMUM AMOUNT PAYABLE (AFTER DISREGARDING ANY AMOUNT LENT BY THE PERSON OFFERING THE NOTES (AS DETERMINED UNDER SECTION 700(3) OF THE CORPORATIONS ACT) OR ANY OF THEIR ASSOCIATES (AS DETERMINED UNDER SECTIONS 10 TO 17 OF THE CORPORATIONS ACT)) ON ACCEPTANCE OF THE OFFER OR APPLICATION (AS THE CASE MAY BE) WHICH IS AT LEAST A$500,000 (CALCULATED IN ACCORDANCE WITH BOTH SECTION 708(9) OF THE CORPORATIONS ACT AND REGULATION 7.1.18 OF THE AUSTRALIAN CORPORATIONS REGULATIONS 2001 (CTH)); OR

II.
DOES NOT OTHERWISE REQUIRE DISCLOSURE TO INVESTORS UNDER CHAPTERS 6D OR 7 OF THE CORPORATIONS ACT (AS THE CASE MAY BE) AND IS NOT MADE TO A PERSON WHO IS A RETAIL CLIENT (AS DEFINED IN SECTION 761G OF THE CORPORATIONS ACT).

A PERSON MAY NOT (DIRECTLY OR INDIRECTLY) OFFER FOR ISSUE OR SALE, OR MAKE ANY INVITATION TO APPLY FOR THE ISSUE OR TO PURCHASE, THE NOTES NOR DISTRIBUTE THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS EXCEPT IF THE OFFER OR INVITATION:

I.	DOES NOT NEED DISCLOSURE TO INVESTORS UNDER CHAPTERS 6D OR 7 OF THE CORPORATIONS ACT (AS THE CASE MAY BE);

II.	IS NOT MADE TO A RETAIL CLIENT (AS DEFINED IN SECTION 761G OF THE CORPORATIONS ACT); AND

III.	COMPLIES WITH ANY OTHER APPLICABLE LAWS IN ALL JURISDICTIONS IN WHICH THE OFFER OR INVITATION IS MADE.

AON SECURITIES LLC DOES NOT HOLD AN AUSTRALIAN FINANCIAL SERVICES LICENSE (“AFSL“) AT THE TIME OF ISSUE AND IS EXEMPT FROM THE REQUIREMENT TO HOLD AN AFSL UNDER THE CORPORATIONS ACT IN RESPECT OF THE FINANCIAL SERVICES IT PROVIDES IN THIS JURISDICTION BY REASON OF CLASS ORDER 03/1100. UPON THE SUNSETTING OF CLASS ORDER 03/1100, AON SECURITIES LLC WILL APPLY FOR EITHER A FOREIGN AFSL OR EXEMPTION AS NECESSARY UNDER AUSTRALIAN LAW.  AON SECURITIES LLC IS REGULATED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER UNITED STATES FEDERAL SECURITIES LAWS, WHICH DIFFER FROM AUSTRALIAN LAWS.

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS IS PROVIDED, NOR CAN BE DISTRIBUTED, IN CONNECTION WITH ANY SECONDARY SALE OFFER IN AUSTRALIA WHICH REQUIRES DISCLOSURE UNDER PART 6D.2 OF THE CORPORATIONS ACT.

NOTICE TO RESIDENTS OF AUSTRIA

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFERING PROSPECTUS PURSUANT TO EITHER THE AUSTRIAN CAPITAL MARKET ACT (KAPITALMARKTGESETZ) OR THE AUSTRIAN STOCK EXCHANGE ACT (BOERSENGESETZ). FURTHERMORE, NEITHER HAS BEEN AUDITED BY A QUALIFIED BANK OR A CERTIFIED PUBLIC ACCOUNTANT. THE FORM AND CONTENT OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS DO NOT COMPLY WITH THE AUSTRIAN LAW FOR PUBLIC OFFERING OF NOTES IN FOREIGN FUNDS. THUS, THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NEITHER INTENDED TO SERVE AS A MEANS OF OFFERING SECURITIES TO THE PUBLIC NOR DOES IT CONSTITUTE AN OFFER OF SUCH THE NOTES TO THE PUBLIC. THE NOTES ARE OFFERED OR SOLD ON A PRIVATE PLACEMENT BASIS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS HAVE BEEN PRODUCED FOR THE SOLE PURPOSE OF PROVIDING INFORMATION ABOUT CERTAIN SECURITIES TO A LIMITED NUMBER OF QUALIFIED INVESTORS IN AUSTRIA.

NOTICE TO RESIDENTS OF BARBADOS

THE NOTES SHALL NOT BE OFFERED OR SOLD INTO BARBADOS EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE MADE AVAILABLE ON THE CONDITION THAT THEY ARE FOR THE USE ONLY BY THE RECIPIENT AND MAY NOT BE PASSED ONTO ANY OTHER PERSON OR BE REPRODUCED IN ANY PART. THE FINANCIAL SERVICES COMMISSION (OF BARBADOS) HAS NOT IN ANY WAY EVALUATED THE MERITS OF THE NOTES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE ISSUED IN CONNECTION WITH THE DISTRIBUTION BY THE ISSUER OF THE NOTES  (I) TO PERSONS IN BARBADOS WHO ARE EITHER EXEMPT FROM CURRENCY CONTROLS IN RESPECT OF THE PURCHASE, ACQUISITION AND OWNERSHIP OF THE NOTES, OR HAVE OBTAINED THE NECESSARY PERMISSION UNDER THE EXCHANGE CONTROL ACT OF BARBADOS, AND (II) TO FEWER THAN FIFTY (50) PERSONS IN THE AGGREGATE EACH OF WHOM IS A “SOPHISTICATED PURCHASER” WITHIN THE MEANING OF SECTION 61(1) OF THE BARBADOS SECURITIES ACT (BARBADOS EXEMPT PURCHASERS).

AS SUCH THE DISTRIBUTION OF THE NOTES IN BARBADOS IS EXEMPT FROM THE PROSPECTUS REQUIREMENTS OF THE BARBADOS SECURITIES ACT, BUT IS SUBJECT TO ANY CONDITIONS PRESCRIBED BY THE FINANCIAL SERVICES COMMISSION (OF BARBADOS). THE ISSUER IS REQUIRED TO GIVE WRITTEN NOTIFICATION OF THE DISTRIBUTION OF THE NOTES TO THE FINANCIAL SERVICES COMMISSION (OF BARBADOS) IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 69(2)(A) OF THE BARBADOS SECURITIES ACT. THE ISSUER MAY SEEK WRITTEN CONFIRMATION OF THE EXEMPTION FROM THE FINANCIAL SERVICES COMMISSION (OF BARBADOS).

BY PURCHASING THE NOTES IN BARBADOS, A PURCHASER WILL BE REPRESENTING TO THE ISSUER THAT:

I.	THE PURCHASER IS A SOPHISTICATED PURCHASER WITHIN THE MEANING OF SECTION 61 (1) OF THE BARBADOS SECURITIES ACT;

II.
THE PURCHASER IS EXEMPT FROM CURRENCY CONTROLS IN RESPECT OF THE PURCHASE, ACQUISITION AND OWNERSHIP OF THE NOTES, OR HAS OBTAINED THE NECESSARY PERMISSION UNDER THE EXCHANGE CONTROL ACT OF BARBADOS, AND THAT EVIDENCE OF SUCH EXEMPTION SHALL BE FORWARDED TO THE ISSUER;

III.
THE PURCHASER IS ABLE TO EVALUATE THE NOTES AS AN INVESTMENT ON THE BASIS OF THE INFORMATION PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS BY VIRTUE OF HIS NET WORTH AND ADVICE INDEPENDENTLY AVAILABLE TO HIM FROM AN INVESTMENT ADVISOR; AND

IV.	THE PURCHASER HAS REVIEWED THE FOREGOING PARAGRAPH.

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS IS ISSUED IN CONNECTION WITH ANY INVITATION TO THE PUBLIC TO SUBSCRIBE FOR ANY DEBENTURES OR AS PART OF ANY DISTRIBUTION OF DEBENTURES TO THE PUBLIC OR OFFER OF DEBENTURES TO THE PUBLIC. AS A CONSEQUENCE, THE SALE AND DISTRIBUTION OF THE NOTES IS EXEMPTED FROM HAVING TO COMPLY WITH THE PROSPECTUS REQUIREMENTS OF THE BARBADOS COMPANIES ACT, AND THERE IS NO REQUIREMENT FOR THE REGISTRATION OF THE ISSUER OR THE NOTES IN ACCORDANCE WITH THE BARBADOS SECURITIES ACT.

NOTICE TO RESIDENTS OF BELGIUM

THE OFFERING OF THE NOTES HAS NOT BEEN AND WILL NOT BE NOTIFIED TO THE BELGIAN FINANCIAL SERVICES AND MARKETS AUTHORITY (AUTORITEIT VOOR FINANCIELE DIENSTEN EN MARKTEN/AUTORITE DES SERVICES ET MARCHES FINANCIERS) NOR HAS THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS BEEN, NOR WILL IT BE, APPROVED BY THE BELGIAN FINANCIAL SERVICES AND MARKETS AUTHORITY. THE NOTES MAY NOT BE DISTRIBUTED IN BELGIUM BY WAY OF AN OFFER OF THE NOTES TO THE PUBLIC, AS DEFINED IN ARTICLE 3, §1 OF THE ACT OF 16 JUNE 2006 RELATING TO PUBLIC OFFERS OF INVESTMENT INSTRUMENTS, AS AMENDED OR REPLACED FROM TIME TO TIME, SAVE IN THOSE CIRCUMSTANCES (COMMONLY CALLED “PRIVATE PLACEMENT”) SET OUT IN ARTICLE 3 §2 OF THE ACT OF 16 JUNE 2006 RELATING TO PUBLIC OFFERS OF INVESTMENT INSTRUMENTS, AS AMENDED OR REPLACED FROM TIME TO TIME. THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS MAY BE DISTRIBUTED IN BELGIUM ONLY TO SUCH INVESTORS FOR THEIR PERSONAL USE AND EXCLUSIVELY FOR THE PURPOSES OF THIS OFFERING OF THE NOTES. ACCORDINGLY, NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS MAY BE USED FOR ANY OTHER PURPOSE NOR PASSED ON TO ANY OTHER INVESTOR IN BELGIUM. THE INITIAL PURCHASER REPRESENTS AND AGREES THAT IT WILL NOT:

I.
OFFER FOR SELL OR MARKET THE NOTES IN BELGIUM OTHERWISE THAN IN CONFORMITY WITH THE ACT OF 16 JUNE 2006 RELATING TO PUBLIC OFFERS OF INVESTMENT INSTRUMENTS, AS AMENDED OR REPLACED FROM TIME TO TIME; OR

II.
OFFER FOR SALE, SELL OR MARKET THE NOTES TO ANY PERSON QUALIFYING AS A CONSUMER WITHIN THE MEANING OF THE CODE OF ECONOMIC LAW, AS MODIFIED, OTHERWISE THAN IN CONFORMITY WITH SUCH LAW AND ITS IMPLEMENTING REGULATIONS.

NOTICE TO RESIDENTS OF BERMUDA

TO THE EXTENT THAT ANY NOTES ARE OFFERED OR SOLD IN OR FROM BERMUDA, SUCH OFFER OR SALE MAY ONLY BE MADE IN ACCORDANCE WITH THE INVESTMENT BUSINESS ACT 2003, AS AMENDED, OF BERMUDA, WHICH REGULATES THE SALE OF SECURITIES IN BERMUDA. ADDITIONALLY, NON-BERMUDIAN PERSONS (INCLUDING COMPANIES) MAY NOT CARRY ON OR ENGAGE IN ANY TRADE OR BUSINESS IN BERMUDA UNLESS SUCH PERSONS ARE PERMITTED TO DO SO UNDER APPLICABLE BERMUDA LEGISLATION.

NOTICE TO RESIDENTS OF THE BRITISH VIRGIN ISLANDS

THE NOTES MAY NOT BE OFFERED IN THE BRITISH VIRGIN ISLANDS (“BVI”) UNLESS THE ISSUER, THE INITIAL PURCHASER OR ANY OTHER PERSON ACTING ON THEIR BEHALF IS LICENSED TO CARRY ON BUSINESS IN THE BVI. NONE OF THE ISSUER, THE INITIAL PURCHASER OR ANY OTHER PERSON ACTING ON THEIR BEHALF IS CURRENTLY LICENSED TO CARRY ON BUSINESS IN THE BVI. THE NOTES MAY BE OFFERED TO BVI BUSINESS COMPANIES (FROM OUTSIDE BVI) WITHOUT RESTRICTIONS.  A BVI BUSINESS COMPANY IS A COMPANY FORMED UNDER OR OTHERWISE GOVERNED BY THE BVI BUSINESS COMPANIES ACT 2004 (AS AMENDED).

IT IS EXPECTED THAT PART II OF THE SECURITIES AND INVESTMENT BUSINESS ACT 2010 (“SIBA”) WILL BE BROUGHT INTO FORCE AND BECOME LAW IN THE BVI IN THE NEAR FUTURE. UPON PART II OF SIBA COMING INTO FORCE, THE NOTES MAY NOT BE, AND WILL NOT BE, OFFERED TO THE PUBLIC OR TO ANY PERSON IN THE BVI FOR PURCHASE OF SUBSCRIPTION BY OR ON BEHALF OF THE ISSUER. THE NOTES MAY CONTINUE TO BE OFFERED TO BVI BUSINESS COMPANIES, BUT ONLY WHERE THE OFFER WILL BE MADE TO, AND RECEIVED BY, THE RELEVANT BVI COMPANY ENTIRELY OUTSIDE OF THE BVI. THE NOTES MAY ALSO BE OFFERED TO PERSONS LOCATED IN THE BVI WHO ARE “QUALIFIED INVESTORS” FOR THE PURPOSES OF SIBA.

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS HAVE BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF THE BVI AND WILL NOT BE SO REGISTERED UPON PART II OF SIBA COMING INTO FORCE. NO REGISTERED PROSPECTUS HAS BEEN OR WILL BE PREPARED IN RESPECT OF THE NOTES FOR THE PURPOSES OF SIBA.

NOTICE TO RESIDENTS OF CANADA

THE NOTES MAY BE SOLD ONLY BY PERSONS PERMITTED TO SELL SUCH NOTES AND ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) ARE NOT, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, AN ADVERTISEMENT OR A PUBLIC OFFERING OF THE NOTES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) IN CANADA. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS REVIEWED OR IN ANY WAY PASSED UPON THIS DOCUMENT OR THE MERITS OF THE NOTES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS (INCLUDING ANY AMENDMENT THERETO), AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 (OR, IN THE CASE OF SECURITIES ISSUED OR GUARANTEED BY THE GOVERNMENT OF A NON-CANADIAN JURISDICTION, SECTION 3A.4) OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE INITIAL PURCHASER IS NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

NOTICE TO RESIDENTS OF THE CAYMAN ISLANDS

UNLESS THE NOTES ARE LISTED ON THE CAYMAN ISLANDS STOCK EXCHANGE, NO INVITATION, WHETHER DIRECTLY OR INDIRECTLY, MAY BE MADE TO THE PUBLIC IN THE CAYMAN ISLANDS TO SUBSCRIBE FOR THE NOTES.

THE INITIAL PURCHASER DOES NOT INTEND TO ESTABLISH A PLACE OF BUSINESS OR OTHERWISE INTEND TO CONDUCT BUSINESS IN THE CAYMAN ISLANDS. ACCORDINGLY, THE INITIAL PURCHASER IS NOT SUBJECT TO THE SUPERVISION OF ANY CAYMAN ISLANDS AUTHORITY.

NOTICE TO RESIDENTS OF DENMARK

THIS PROSPECTUS SUPPLEMENT AND THE NOTES OFFERED HEREIN HAVE NOT BEEN FILED WITH OR APPROVED BY THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR ANY OTHER REGULATORY AUTHORITY IN THE KINGDOM OF DENMARK NOR DOES THIS DOCUMENT CONSTITUTE A PROSPECTUS OR OTHER PROMOTIONAL MATERIAL FOR THE PUBLIC OFFERING OF SECURITIES IN ACCORDANCE WITH DANISH LAW.  ACCORDINGLY, THE NOTES OFFERED HEREIN MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN DENMARK, NOR MAY THIS DOCUMENT BE MARKETED OR DISTRIBUTED IN DENMARK EXCEPT IF SUCH MARKETING OR DISTRIBUTION IS IN COMPLIANCE WITH THE DANISH CAPITAL MARKETS ACT (CONSOLIDATED ACT NO. 12 OF 8 JANUARY 2018, AS AMENDED FROM TIME TO TIME) AND ANY EXECUTIVE ORDERS ISSUED THEREUNDER, INCLUDING EXECUTIVE ORDER NO. 1176 OF 31 OCTOBER 2017 ON OFFERING CIRCULARS, AS AMENDED OR REPLACED FROM TIME TO TIME.

NOTICE TO RESIDENTS OF FRANCE

THE NOTES DESCRIBED HEREIN WILL BE ISSUED OUTSIDE OF FRANCE AND MAY NOT BE, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD TO THE PUBLIC IN FRANCE (OFFRE AU PUBLIC DE TITRES FINANCIERS). THE OFFER OF THE NOTES IS NOT SUBJECT TO THE REQUIREMENT OF A PROSPECTUS TO BE SUBMITTED TO THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS FOR ITS APPROVAL (VISA). NONE OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE NOTES HAS BEEN OR WILL BE SUBMITTED FOR THE APPROVAL (VISA) OF THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS. THE NOTES WILL NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN FRANCE, AND THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE NOTES WILL NOT BE DISTRIBUTED IN FRANCE, EXCEPT TO QUALIFIED INVESTORS (“INVESTISSEURS QUALIFIÉS), TO A LIMITED GROUP OF INVESTORS (CERCLE RESTREINT D’INVESTISSEURS”), AND/OR TO PROVIDERS OF INVESTMENT SERVICES RELATING TO PORTFOLIO MANAGEMENT FOR THE ACCOUNT OF THIRD PARTIES (PERSONNES FOURNISSANT LE SERVICE D’INVESTISSEMENT DE GESTION DE PORTEFEUILLE POUR LE COMPTE DE TIERS), AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-2, D.411-1 TO D.411-4, D.744-1, D.754-1 AND D.764-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER. IN COMPLIANCE WITH ARTICLES L.411-2 AND D.411.1 TO D.411-4, D.744-1, D.754-1 AND D.764-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER, ANY INVESTORS SUBSCRIBING FOR THE NOTES SHOULD BE ACTING FOR THEIR OWN ACCOUNT. IF ANY THE NOTES SUBSCRIBED FOR OR ACQUIRED BY SUCH INVESTORS ARE SUBSEQUENTLY OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN FRANCE, ANY SUCH OFFER SHALL COMPLY WITH ARTICLES L. 411-1, L.411-2, L.412-1 AS WELL AS L.621-8 TO L.621-8-3 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER.

NOTICE TO RESIDENTS OF GERMANY

THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE ONLY DIRECTED AT PERSONS IN GERMANY WHO ARE “QUALIFIED INVESTORS” (QUALIFIZIERTE ANLEGER) WITHIN THE MEANING OF SECTION 2 SUBSECTION 6 OF THE GERMAN SECURITIES PROSPECTUS ACT (WERTPAPIERPROSPEKTGESETZ)  OR ARE PERSONS TO WHOM AN OFFER OF SECURITIES MAY OTHERWISE BE MADE WITHOUT THE REQUIREMENT FOR AN APPROVED PROSPECTUS PURSUANT TO SECTION 3 SUBSECTION 2 OF THE GERMAN SECURITIES PROSPECTUS ACT (ALL SUCH PERSONS TOGETHER REFERRED TO AS “RELEVANT PERSONS”). THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUVE HAVE NOT BEEN AND WILL NOT BE SUBMITTED TO, NOR HAVE THEY BEEN APPROVED BY, THE GERMAN FINANCIAL SERVICES SUPERVISORY AUTHORITY (BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) OR ANY OTHER REGULATORY AUTHORITY IN GERMANY. THE NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED TO THE PUBLIC IN GERMANY AND MUST NOT BE DISTRIBUTED WITHIN GERMANY BY WAY OF A PUBLIC OFFER, PUBLIC ADVERTISEMENT OR IN ANY SIMILAR MANNER ANY RESALE OF THE NOTES IN GERMANY MAY ONLY BE MADE IN ACCORDANCE WITH THE SECURITIES PROSPECTUS ACT AND OTHER APPLICABLE GERMAN LAWS. THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENT RELATING TO THE NOTES, AS WELL AS INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE NOTES TO THE PUBLIC IN GERMANY. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS MUST NOT BE RELIED ON OR ACTED UPON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

NOTICE TO RESIDENTS OF GUERNSEY

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS SHALL BE CIRCULATED TO THE PUBLIC IN THE BAILIWICK OF GUERNSEY, CHANNEL ISLANDS.

THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE ONLY BEING PROMOTED IN OR FROM WITHIN THE BAILIWICK OF GUERNSEY EITHER (I) BY PERSONS LICENSED TO DO SO UNDER THE PROTECTION OF INVESTORS (BAILIWICK OF GUERNSEY) LAW, 1987 (AS AMENDED) OR (II) TO PERSONS LICENSED UNDER THE PROTECTION OF INVESTORS (BAILIWICK OF GUERNSEY) LAW, 1987 (AS AMENDED), THE INSURANCE BUSINESS (BAILIWICK OF GUERNSEY) LAW, 2002 (AS AMENDED), THE BANKING SUPERVISION (BAILIWICK OF GUERNSEY) LAW, 1994 (AS AMENDED), THE REGULATION OF FIDUCIARIES, ADMINISTRATION BUSINESSES AND COMPANY DIRECTORS, ETC. (BAILIWICK OF GUERNSEY) LAW, 2000 (AS AMENDED) OR THE INSURANCE MANAGERS AND INSURANCE INTERMEDIARIES (BAILIWICK OF GUERNSEY) LAW, 2002 (AS AMENDED).

THE NOTES REFERRED TO IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AVAILABLE IN OR FROM WITHIN THE BAILIWICK OF GUERNSEY OTHER THAN IN ACCORDANCE WITH THE ABOVE PARAGRAPHS (I) AND (II) AND MUST NOT BE RELIED UPON BY ANY PERSON UNLESS MADE OR RECEIVED IN ACCORDANCE WITH SUCH PARAGRAPHS.  PROMOTION IS NOT BEING MADE IN ANY OTHER WAY.

NOTICE TO RESIDENTS OF HONG KONG

EACH OF THE ISSUER AND THE INITIAL PURCHASER HAS REPRESENTED, WARRANTED AND AGREED THAT, WITH EFFECT FROM AND INCLUDING THE DATE OF THIS PROSPECTUS SUPPLEMENT, IT HAS NOT ISSUED AND WILL NOT ISSUE, AND WILL NOT HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AN ADVERTISEMENT, INVITATION OR DOCUMENT WHICH IS OR CONTAINS AN INVITATION TO THE PUBLIC TO ENTER INTO OR OFFER TO ENTER INTO AN AGREEMENT TO ACQUIRE, DISPOSE OF, SUBSCRIBE FOR OR UNDERWRITE THE NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS SUPPLEMENT IN THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA (“HONG KONG”), OTHER THAN THE ISSUE OF THIS PROSPECTUS SUPPLEMENT. THE ISSUER AND THE INITIAL PURCHASER MAY ISSUE THIS PROSPECTUS SUPPLEMENT:

(I)
TO ANY CORPORATION LICENSED TO DEAL IN OR ADVISE ON SECURITIES, OR TO ANY OTHER PERSON CARRYING ON THE BUSINESS OF INVESTMENT SERVICES AND REGULATED UNDER THE LAW OF ANY PLACE OUTSIDE HONG KONG (“REGULATED”);

(II)
TO ANY AUTHORIZED INSTITUTION (BEING A BANK, A RESTRICTED LICENSE BANK OR DEPOSIT-TAKING COMPANY) AS DEFINED IN THE BANKING ORDINANCE (CHAPTER 155 OF THE LAWS OF HONG KONG), OR ANY BANK WHICH IS NOT AN AUTHORIZED INSTITUTION BUT IS REGULATED;

(III)	TO A WHOLLY OWNED SUBSIDIARY OR A HOLDING COMPANY HOLDING ALL THE ISSUED SHARE CAPITAL OF A PERSON DESCRIBED IN (I) OR (II) AND ANY OTHER WHOLLY OWNED SUBSIDIARY OF SUCH A HOLDING COMPANY;

(IV)	TO ANY INSURER AUTHORIZED UNDER THE INSURANCE COMPANIES ORDINANCE (CHAPTER 41 OF THE LAWS OF HONG KONG), OR ANY OTHER PERSON CARRYING ON INSURANCE BUSINESS AND REGULATED;

(V)	TO ANY GOVERNMENT (OTHER THAN A MUNICIPAL GOVERNMENT AUTHORITY), CENTRAL BANK OR MULTILATERAL AGENCY;

(VI)
TO A TRUST COMPANY REGISTERED UNDER PART VIII OF THE TRUSTEE ORDINANCE (CHAPTER 29 OF THE LAWS OF HONG KONG) OR ANY OTHER CORPORATION WHICH CARRIES ON A BUSINESS OF A SIMILAR NATURE TO THAT OF A REGISTERED TRUST COMPANY AND IS REGULATED AND WHICH ACTS AS TRUSTEE OF A TRUST OR TRUSTS WITH TOTAL ASSETS OF NOT LESS THAN HK$40 MILLION OR ITS EQUIVALENT IN ANY FOREIGN CURRENCY AS STATED OR ASCERTAINED IN PRESCRIBED AUDITED FINANCIAL STATEMENTS PREPARED WITHIN SIXTEEN (16) MONTHS OF THE RELEVANT DATE OR CUSTODIAN STATEMENTS ISSUED WITHIN TWELVE (12) MONTHS OF THE RELEVANT DATE;

(VII)
TO ANY INDIVIDUAL, EITHER ALONE OR WITH ANY OF HIS ASSOCIATES ON A JOINT ACCOUNT, HAVING A PORTFOLIO OF NOT LESS THAN HK$8 MILLION OR ITS EQUIVALENT IN ANY FOREIGN CURRENCY AS STATED OR ASCERTAINED IN AN AUDITOR’S CERTIFICATE OR CUSTODIAN’S STATEMENT ISSUED WITHIN TWELVE (12) MONTHS OF THE RELEVANT DATE;

(VIII)
TO ANY CORPORATION OR PARTNERSHIP HAVING A PORTFOLIO OF SECURITIES, CERTIFICATES OF DEPOSIT AND MONEY OF NOT LESS THAN HK$8 MILLION OR ITS EQUIVALENT IN ANY FOREIGN CURRENCY OR TOTAL ASSETS OF NOT LESS THAN HK$40 MILLION OR ITS EQUIVALENT IN ANY FOREIGN CURRENCY AS ASCERTAINED BY REFERENCE TO THE MOST RECENT AUDITED FINANCIAL STATEMENT PREPARED WITHIN SIXTEEN (16) MONTHS OF THE RELEVANT DATE OR CUSTODIAN STATEMENT ISSUED WITHIN TWELVE (12) MONTHS OF THE RELEVANT DATE;

(IX)
TO ANY CORPORATION THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND WHICH IS WHOLLY OWNED BY A TRUST COMPANY OR CORPORATION AS DESCRIBED IN (VI) OR BY AN INDIVIDUAL WHO, EITHER ALONE OR WITH ANY OF HIS/HER ASSOCIATES ON A JOINT ACCOUNT, IS DESCRIBED IN (VII) OR BY A CORPORATION OR PARTNERSHIP AS DESCRIBED IN (VIII);

(X)	TO ANY PERSON OUTSIDE HONG KONG; OR

(XI)	IN ANY OTHER CIRCUMSTANCES FALLING WITHIN SECTION 103(3) OF THE SECURITIES AND FUTURES ORDINANCE (CHAPTER 571 OF THE LAWS OF HONG KONG);

PROVIDED, THAT NO SUCH OFFERING OF THE NOTES CONTEMPLATED BY THIS PROSPECTUS SUPPLEMENT SHALL REQUIRE THE ISSUER OR THE INITIAL PURCHASER TO REGISTER OR HAVE AUTHORIZED THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS UNDER THE LAWS OF HONG KONG.

THE CONTENTS OF THIS DOCUMENT HAVE NOT BEEN REVIEWED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS DOCUMENT, YOU SHOULD OBTAIN PROFESSIONAL ADVICE.

NOTICE TO RESIDENTS OF IRELAND

THE INITIAL PURCHASER HAS REPRESENTED AND AGREED THAT IT HAS NOT AND WILL NOT UNDERWRITE THE ISSUE OF OR PLACE THE NOTES IN IRELAND OR DO ANYTHING IN, FROM OR INVOLVING IRELAND WITH RESPECT TO THE NOTES OTHERWISE THAN IN CONFORMITY WITH ALL APPLICABLE LAWS OF IRELAND, INCLUDING WITHOUT LIMITATION:

(I)
THE PROVISIONS OF THE EUROPEAN UNION (MARKETS IN FINANCIAL INSTRUMENTS) REGULATIONS 2017 (S.I. NO. 375 OF 2017) AND ANY CODES OF CONDUCT ISSUED IN CONNECTION THEREWITH, THE PROVISIONS OF THE INVESTOR COMPENSATION ACT 1998 AND THE INVESTMENT INTERMEDIARIES ACT 1995 AND IT WILL CONDUCT ITSELF IN ACCORDANCE WITH ANY CODES AND RULES OF CONDUCT, CONDITIONS, REQUIREMENTS AND ANY OTHER ENACTMENT, IMPOSED OR APPROVED BY THE CENTRAL BANK OF IRELAND (THE “CBI”) WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE NOTES;

(II)
THE PROVISIONS OF THE COMPANIES ACT 2014, THE CENTRAL BANK ACTS 1942 TO 2018  AND ANY CODES OF CONDUCT OR RULES MADE UNDER SECTION 117(1) OF THE CENTRAL BANK ACT 1989, THE CENTRAL BANK (INVESTMENT MARKET CONDUCT) RULES 2019 (S.I. NO. 366 OF 2019) AND ANY REGULATIONS ISSUED PURSUANT TO PART 8 OF THE CENTRAL BANK (SUPERVISION AND ENFORCEMENT) ACT 2013;

(III)
THE PROVISIONS OF THE EUROPEAN UNION (PROSPECTUS) REGULATIONS 2019 (S.I. NO. 380 OF 2019), THE EU PROSPECTUS REGULATION 2017/1129 AND ANY RULES ISSUED UNDER SECTION 1363 OF THE COMPANIES ACT 2014 BY THE CBI;

(IV)
THE PROVISIONS OF (A) THE MARKET ABUSE REGULATION (REGULATION EU 596/2014); (B) THE MARKET ABUSE DIRECTIVE ON CRIMINAL SANCTIONS FOR MARKET ABUSE (DIRECTIVE 2014/57/EU); (C) THE EUROPEAN UNION (MARKET ABUSE) REGULATIONS 2016 (S.I. NO. 349 OF 2016); AND (D) ANY RULES ISSUED BY THE CBI PURSUANT THERETO AND/OR UNDER SECTION 1370 OF THE COMPANIES ACT 2014.

AS EACH OF THE FOREGOING MAY BE AMENDED RESTATED, VARIED, SUPPLEMENTED AND OR OTHERWISE REPLACED FROM TIME TO TIME.

ANY INVESTMENT IN THE NOTES DOES NOT HAVE THE STATUS OF A BANK DEPOSIT AND IS NOT SUBJECT TO THE DEPOSIT PROTECTION SCHEME OPERATED BY THE CBI OR ANY OTHER GOVERNMENT GUARANTEE SCHEME.

NOTICE TO RESIDENTS OF ISRAEL

THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS HAVE NOT BEEN APPROVED BY THE ISRAELI SECURITIES AUTHORITY AND WILL ONLY BE DISTRIBUTED TO ISRAELI RESIDENTS IN A MANNER THAT WILL NOT CONSTITUTE “AN OFFER TO THE PUBLIC” UNDER SECTIONS 15 AND 15A OF THE ISRAEL SECURITIES LAW, 5728-1968 (“THE SECURITIES LAW”). THE NOTES ARE BEING OFFERED TO A LIMITED NUMBER OF INVESTORS (35 INVESTORS OR FEWER DURING ANY GIVEN 12 MONTH PERIOD) AND/OR THOSE CATEGORIES OF INVESTORS LISTED IN THE FIRST ADDENDUM (“THE ADDENDUM”) TO THE SECURITIES LAW, (“SOPHISTICATED INVESTORS”) NAMELY JOINT INVESTMENT FUNDS OR MUTUAL TRUST FUNDS, PROVIDENT FUNDS, INSURANCE COMPANIES, BANKING CORPORATIONS (PURCHASING THE NOTES FOR THEMSELVES OR FOR CLIENTS WHO ARE SOPHISTICATED INVESTORS), PORTFOLIO MANAGERS (PURCHASING THE NOTES FOR THEMSELVES OR FOR CLIENTS WHO ARE SOPHISTICATED INVESTORS), INVESTMENT ADVISORS OR INVESTMENT MARKETERS (PURCHASING THE NOTES FOR THEMSELVES), MEMBERS OF THE TEL-AVIV STOCK EXCHANGE (PURCHASING THE NOTES FOR THEMSELVES OR FOR CLIENTS WHO ARE SOPHISTICATED INVESTORS), UNDERWRITERS (PURCHASING THE NOTES FOR THEMSELVES), VENTURE CAPITAL FUNDS ENGAGING MAINLY IN THE CAPITAL MARKET, AN ENTITY WHICH IS WHOLLY-OWNED BY SOPHISTICATED INVESTORS, CORPORATIONS, OTHER THAN FORMED FOR THE SPECIFIC PURPOSE OF AN ACQUISITION PURSUANT TO AN OFFER, WITH A SHAREHOLDERS EQUITY IN EXCESS OF NIS 50 MILLION, AND INDIVIDUALS INVESTING FOR THEIR OWN ACCOUNT, IN RESPECT OF WHICH AT LEAST ONE OF THE FOLLOWING APPLIES: THE TOTAL VALUE OF THEIR CASH, DEPOSITS, FINANCIAL ASSETS (AS DEFINED IN THE INVESTMENT ADVICE LAW) AND SECURITIES TRADED ON A STOCK EXCHANGE LICENSED UNDER THE SECURITIES LAW (TOGETHER, “LIQUID ASSETS“) EXCEEDS NIS 8 MILLION (APPROXIMATELY U.S.$2.1 MILLION); THEIR LEVEL OF INCOME OVER EACH OF THE PRECEDING TWO YEARS EXCEEDS NIS 1.2 MILLION (APPROXIMATELY U.S.$300,000), OR THE LEVEL OF INCOME OF THEIR “FAMILY UNIT” EXCEEDS NIS 1.8 MILLION (APPROXIMATELY U.S.$470,000); OR THE AGGREGATE VALUE OF ALL THEIR LIQUID ASSETS EXCEEDS NIS 5 MILLION (APPROXIMATELY U.S.$1.3 MILLION) AND THEIR LEVEL OF INCOME OVER EACH OF THE PRECEDING TWO YEARS EXCEEDS NIS 600,000 (APPROXIMATELY U.S.$160,000), OR THE LEVEL OF INCOME OF THEIR “FAMILY UNIT” EXCEEDS NIS 900,000 (APPROXIMATELY U.S.$240,000); EACH AS DEFINED IN THE SAID ADDENDUM, AS AMENDED FROM TIME TO TIME, AND WHO IN EACH CASE HAVE PROVIDED WRITTEN CONFIRMATION THAT THEY QUALIFY AS SOPHISTICATED INVESTORS, AND THAT THEY ARE AWARE OF THE CONSEQUENCES OF SUCH DESIGNATION AND AGREE THERETO; IN ALL CASES UNDER CIRCUMSTANCES THAT WILL FALL WITHIN THE PRIVATE PLACEMENT OR OTHER EXEMPTIONS OF THE SECURITIES LAW AND ANY APPLICABLE GUIDELINES, PRONOUNCEMENTS OR RULINGS ISSUED FROM TIME TO TIME BY THE ISRAELI SECURITIES AUTHORITY.

NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS MAY BE REPRODUCED OR USED FOR ANY OTHER PURPOSE, NOR BE FURNISHED TO ANY OTHER PERSON OTHER THAN THOSE TO WHOM COPIES HAVE BEEN SENT. ANY OFFEREE WHO PURCHASES THE NOTES IS PURCHASING SUCH NOTES FOR ITS OWN BENEFIT AND ACCOUNT AND NOT WITH THE AIM OR INTENTION OF DISTRIBUTING OR OFFERING SUCH NOTES TO OTHER PARTIES (OTHER THAN, IN THE CASE OF AN OFFEREE WHICH IS A SOPHISTICATED INVESTOR BY VIRTUE OF IT BEING A BANKING CORPORATION, PORTFOLIO MANAGER OR MEMBER OF THE TEL-AVIV STOCK EXCHANGE, AS DEFINED IN THE ADDENDUM, WHERE SUCH OFFEREE IS PURCHASING THE NOTES FOR ANOTHER PARTY WHICH IS A SOPHISTICATED INVESTOR). NOTHING IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SHOULD BE CONSIDERED INVESTMENT ADVICE OR INVESTMENT MARKETING DEFINED IN THE REGULATION OF INVESTMENT COUNSELLING, INVESTMENT MARKETING AND PORTFOLIO MANAGEMENT LAW, 5755-1995.

INVESTORS ARE ENCOURAGED TO SEEK COMPETENT INVESTMENT COUNSELLING FROM A LOCALLY LICENSED INVESTMENT COUNSEL PRIOR TO MAKING THE INVESTMENT. AS A PREREQUISITE TO THE RECEIPT OF A COPY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, A RECIPIENT MAY BE REQUIRED BY THE ISSUER TO PROVIDE CONFIRMATION THAT IT IS A SOPHISTICATED INVESTOR PURCHASING THE NOTES FOR ITS OWN ACCOUNT OR, WHERE APPLICABLE, FOR OTHER SOPHISTICATED INVESTORS.

NOTICE TO RESIDENTS OF ITALY

THE SALE OF THE NOTES HAS NOT BEEN CLEARED BY THE ITALIAN SECURITIES EXCHANGE COMMISSION (“CONSOB”) PURSUANT TO ITALIAN SECURITIES LEGISLATION AND, ACCORDINGLY, NO SECURITIES MAY BE OFFERED, SOLD OR DELIVERED, NOR MAY COPIES OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR OF ANY OTHER DOCUMENT RELATING TO THE NOTES BE DISTRIBUTED IN THE REPUBLIC OF ITALY, EXCEPT:

(A)
TO QUALIFIED INVESTORS (INVESTITORI QUALIFICATI), REFERRED TO IN ARTICLE 100 OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED (“DECREE NO. 58”) AND ARTICLE 34-TER, PARAGRAPH 1(B) OF CONSOB REGULATION 11971 OF 14 MAY 1999, AS AMENDED (“REGULATION NO. 11971”); OR

(B)
IN ANY OTHER CIRCUMSTANCES WHICH ARE EXEMPTED FROM THE RULES ON SOLICITATION OF INVESTMENTS PURSUANT TO ARTICLE 100 OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998 (“FINANCIAL SERVICES ACT”) AND ARTICLE 34-TER, OF CONSOB REGULATION NO. 11971.

ACCORDINGLY, ANY OFFER, SALE OR DELIVERY OF THE NOTES OR DISTRIBUTION OF COPIES OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR ANY OTHER DOCUMENT RELATING TO THE NOTES IN THE REPUBLIC OF ITALY UNDER (A) OR (B) ABOVE MUST BE:

I.
MADE BY AN INVESTMENT FIRM, BANK OR FINANCIAL INTERMEDIARY PERMITTED TO CONDUCT SUCH ACTIVITIES IN THE REPUBLIC OF ITALY IN ACCORDANCE WITH LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER, 1993, AS AMENDED (“CONSOLIDATED BANKING LAW”), DECREE NO. 58 AND CONSOB REGULATION NO. 16190 OF 29 OCTOBER 2007, AS AMENDED AND ANY OTHER APPLICABLE LAWS AND REGULATIONS;

II.	IN COMPLIANCE WITH ARTICLE 129 OF THE CONSOLIDATED BANKING LAW, OR ANY APPLICABLE IMPLEMENTING GUIDELINES OF THE BANK OF ITALY; AND

III.	IN COMPLIANCE WITH ANY OTHER APPLICABLE NOTIFICATION REQUIREMENT OR LIMITATION WHICH MAY BE IMPOSED BY CONSOB OR THE BANK OF ITALY.

FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION “OFFER OF SECURITIES TO THE PUBLIC” IN ITALY MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE SECURITIES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE THE NOTES, INCLUDING THE PLACEMENT THROUGH AUTHORIZED INTERMEDIARIES.

ANY INVESTOR PURCHASING THE NOTES IS SOLELY RESPONSIBLE FOR ENSURING THAT ANY OFFER OR RESALE OF THE NOTES BY SUCH INVESTOR OCCURS IN COMPLIANCE WITH APPLICABLE ITALIAN LAWS AND REGULATIONS. THE SECURITIES AND THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS INTENDED ONLY FOR THE USE OF ITS RECIPIENT. NO PERSON RESIDENT OR LOCATED IN ITALY OTHER THAN THE ORIGINAL RECIPIENTS OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUSMAY RELY ON IT OR ITS CONTENT.

NOTICE TO RESIDENTS OF JAPAN

NO REGISTRATION PURSUANT TO ARTICLE 4, PARAGRAPH 1 OF THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN (LAW NO. 25 OF 1948, AS AMENDED) (THE “FIEL”) HAS BEEN MADE OR WILL BE MADE WITH RESPECT TO THE SOLICITATION OF THE ACQUISITION OF THE NOTES ON THE GROUND THAT ARTICLE 2, PARAGRAPH 3, ITEM 2-(I) OF THE FIEL IS APPLIED TO SUCH SOLICITATION.  AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT, THE OFFERING OF THE NOTES IS LIMITED TO AND MADE ONLY TO THE QUALIFIED INSTITUTIONAL INVESTORS (“QIIS”) AS DEFINED IN ARTICLE 2, PARAGRAPH 3, ITEM 1 OF THE FIEL AND ARTICLE 10 OF THE CABINET ORDER REGARDING THE DEFINITIONS UNDER ARTICLE 2 OF THE FIEL. NO TRANSFER OF THE NOTES MAY BE MADE TO PERSONS OTHER THAN QIIS, AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

THE ISSUER HAS NOT ISSUED (I) ANY OTHER DEBT SECURITIES LISTED AT A SECURITIES EXCHANGE IN JAPAN OR OTHERWISE SUBJECT TO THE CONTINUOUS DISCLOSURE OBLIGATIONS UNDER THE FIEL, WHICH HAVE THE SAME MATURITY, INTEREST RATE AND DENOMINATION CURRENCY AS THOSE OF THE NOTES, OR (II) ANY OTHER DEBT SECURITIES OFFERED OR SOLD UPON PRIVATE PLACEMENT EXEMPTION FOR SPECIFIED INVESTORS IN JAPAN UNDER THE FIEL, WHICH HAVE THE SAME MATURITY, INTEREST RATE AND DENOMINATION CURRENCY AS THOSE OF THE NOTES.

NOTICE TO RESIDENTS OF JERSEY

A PERSON MAY NOT (DIRECTLY OR INDIRECTLY) OFFER FOR ISSUE OR SALE, OR MAKE ANY INVITATION TO APPLY FOR THE ISSUE OR TO PURCHASE, THE NOTES NOR DISTRIBUTE THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS EXCEPT ONE OF THE FOLLOWING APPLIES:

(I)
THIS PROSPECTUS SUPPLEMENT RELATES TO A PRIVATE PLACEMENT AND DOES NOT CONSTITUTE AN OFFER TO THE PUBLIC IN JERSEY TO SUBSCRIBE FOR THE NOTES OFFERED HEREBY. NO REGULATORY APPROVAL HAS BEEN SOUGHT TO THE OFFER IN JERSEY AND IT MUST BE DISTINCTLY UNDERSTOOD THAT THE JERSEY FINANCIAL SERVICES COMMISSION DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF OR ANY REPRESENTATIONS MADE IN CONNECTION WITH THE ISSUER. THE OFFER OF THE NOTES IS PERSONAL TO THE PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT IS BEING DELIVERED BY OR ON BEHALF OF THE ISSUER, AND A SUBSCRIPTION FOR THE NOTES WILL ONLY BE ACCEPTED FROM SUCH PERSON. THIS PROSPECTUS SUPPLEMENT MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE; OR

(II)
CONSENT UNDER THE CONTROL OF BORROWING (JERSEY) ORDER 1958 (THE “COBO ORDER”) HAS NOT BEEN OBTAINED FOR THE CIRCULATION OF THIS PROSPECTUS SUPPLEMENT. ACCORDINGLY, THE OFFER THAT IS THE SUBJECT OF THIS PROSPECTUS SUPPLEMENT MAY ONLY BE MADE IN JERSEY WHERE THE OFFER IS VALID IN THE UNITED KINGDOM OR GUERNSEY AND IS CIRCULATED IN JERSEY ONLY TO PERSONS SIMILAR TO THOSE TO WHOM, AND IN A MANNER SIMILAR TO THAT IN WHICH, IT IS FOR THE TIME BEING CIRCULATED IN THE UNITED KINGDOM OR GUERNSEY AS THE CASE MAY BE. THE DIRECTORS MAY, BUT ARE NOT OBLIGED TO, APPLY FOR SUCH CONSENT IN THE FUTURE.

NOTICE TO RESIDENTS OF LUXEMBOURG

THE NOTES MAY NOT BE OFFERED OR SOLD IN THE GRAND DUCHY OF LUXEMBOURG, EXCEPT FOR THE NOTES WHICH ARE OFFERED IN CIRCUMSTANCES THAT DO NOT REQUIRE THE APPROVAL OF A PROSPECTUS BY THE LUXEMBOURG FINANCIAL REGULATORY AUTHORITY AND THE PUBLICATION OF SUCH PROSPECTUS IN ACCORDANCE WITH THE LAW OF JULY 16, 2019 ON PROSPECTUSES FOR SECURITIES, AS AMENDED. THE NOTES ARE OFFERED TO A LIMITED NUMBER OF INVESTORS OR TO QUALIFIED INVESTORS, IN ALL CASES UNDER CIRCUMSTANCES DESIGNED TO PRECLUDE A DISTRIBUTION THAT WOULD TRIGGER THE OBLIGATION TO PUBLISH SUCH PROSPECTUS. THIS PROSPECTUS SUPPLEMENT MAY NOT BE REPRODUCED OR USED FOR ANY PURPOSE, OR FURNISHED TO ANY PERSON OTHER THAN THOSE TO WHOM COPIES HAVE BEEN SENT.

NOTICE TO RESIDENTS OF MEXICO

NO ACTIONS, APPLICATIONS OR FILINGS HAVE BEEN UNDERTAKEN IN MEXICO, WHETHER BEFORE THE NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES OR “CNBV”) OR THE MEXICAN STOCK EXCHANGE (BOLSA MEXICANA DE VALORES, OR “BMV”), IN ORDER TO REGISTER OR MAKE A PUBLIC OFFERING IN MEXICO, WITH OR WITHOUT PRICE, THROUGH MASS MEDIA AND TO INDETERMINATE SUBJECTS TO SUBSCRIBE, ACQUIRE, SELL OR OTHERWISE ASSIGN THE NOTES, IN ANY FORM OR MANNER.

THIS DOCUMENT IS NOT INTENDED TO BE DISTRIBUTED THROUGH MASS MEDIA TO INDETERMINATE SUBJECTS, NOR TO SERVE AS AN APPLICATION FOR THE REGISTRATION OF THE NOTES BEFORE ANY SECURITIES REGISTRY OR EXCHANGE IN MEXICO, NOR AS A PROSPECTUS FOR THE NOTES’ PUBLIC OFFERING IN MEXICO. NO FINANCIAL AUTHORITY OR SECURITIES EXCHANGE IN MEXICO HAS REVIEWED OR ASSESSED THE PARTICULARS OF THE NOTES OR THEIR OFFERING, AND IN NO CASE WILL THEY CERTIFY THE SUITABILITY OF THE NOTES, THE SOLVENCY OF THE ISSUER, OR THE EXACTITUDE OR VERACITY OF THE INFORMATION CONTAINED HEREIN, NOR WILL THEY VALIDATE ANY ACTION IN RELATION TO THE NOTES. HENCE, THE INFORMATION CONTAINED HEREIN IS THE EXCLUSIVE RESPONSIBILITY OF THE ISSUER AND HAS NOT BEEN REVIEWED BY THE CNBV.

YOU ARE SOLELY RESPONSIBLE FOR ANY DECISION YOU MAKE IN RELATION TO THE NOTES IF YOU HAVE PROCURED THIS DOCUMENT YOURSELF OR CAME BY IT THROUGH YOUR OWN MEANS OUT OF YOUR OWN ACCORD, REGARDLESS OF THE SOURCE. IF YOU HAVE RECEIVED THIS DOCUMENT FROM EITHER THE ISSUER OR THE INITIAL PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES, THE NOTES ARE BEING OFFERED TO YOU UNDER THE PRIVATE OFFERING EXCEPTIONS IN THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES, OR THE “SML,” ITS ENGLISH LANGUAGE ACRONYM), FOR WHICH YOU MUST BE IN ONE OF THE FOLLOWING SITUATIONS:

(A)
YOU ARE EITHER AN INSTITUTIONAL INVESTOR (INVERSIONISTA INSTITUCIONAL) WITHIN THE MEANING OF ARTICLE 2, ROMAN NUMERAL XVII, OF THE SML AND REGARDED AS SUCH PURSUANT TO THE LAWS OF MEXICO, OR A QUALIFIED INVESTOR (INVERSIONISTA CALIFICADO) PURSUANT TO THE DEFINITION OF ARTICLE 2, ROMAN NUMERAL XVI, OF THE SML AND YOU HAVE THE INCOME, ASSETS OR QUALITATIVE CHARACTERISTICS PROVIDED FOR UNDER ARTICLE 1, ROMAN NUMERAL XV OF THE GENERAL PROVISIONS APPLICABLE TO ISSUERS OF SECURITIES AND OTHER PARTICIPANTS IN THE SECURITIES MARKET, WHICH REQUIRE THAT YOU HAVE MAINTAINED, ON AVERAGE OVER THE PAST YEAR, INVESTMENTS IN SECURITIES (WITHIN THE MEANING OF THE SML) FOR AN AMOUNT EQUAL TO OR GREATER THAN 1,500,000 INVESTMENT UNITS (UNIDADES DE INVERSIÓN, UDIS), OR IN EACH OF THE LAST TWO (2) YEARS HAD A GROSS ANNUAL INCOME EQUAL TO OR GREATER THAN 500,000 SUCH INVESTMENT UNITS; OR

(B)	YOU ARE A MEMBER OF A GROUP OF LESS THAN 100 INDIVIDUALLY IDENTIFIED PEOPLE TO WHOM THE NOTES ARE BEING OFFERED DIRECTLY AND PERSONALLY.

YOU MAY BE REQUIRED TO EXPRESSLY CONFIRM THAT YOU FALL INTO EITHER OF THE FOREGOING EXCEPTIONS, THAT YOU FURTHER UNDERSTAND THAT THE PRIVATE OFFERING OF THE NOTES HAS LESS DOCUMENTARY AND INFORMATION REQUIREMENTS THAN PUBLIC OFFERINGS DO, AND THAT YOU WAIVE THE RIGHT TO CLAIM BASED ON THE LACK OF ANY DOCUMENT OR INFORMATION.

ANY INVESTOR ACQUIRING THE NOTES ACCEPTS RESPONSIBILITY FOR ITS DECISION TO ACQUIRE THE NOTES. ANY AND ALL ACQUISITIONS OF THE NOTES SHALL BE MADE THROUGH A U.S. FINANCIAL INTERMEDIARY PURSUANT TO APPLICABLE U.S. LAWS. NO MEXICAN FINANCIAL INTERMEDIARY MAY TRADE THE NOTES.

NOTICE TO RESIDENTS OF THE NETHERLANDS

THIS PROSPECTUS SUPPLEMENT HAS NOT BEEN APPROVED BY OR FILED WITH THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS (AUTHORITEIT FINANCIËLE MARKTEN, THE “AFM”). THE NOTES ARE NOT, WILL NOT AND MAY NOT, DIRECTLY OR INDIRECTLY, BE OFFERED IN THE NETHERLANDS, UNLESS (I) THE OFFER IS MADE EXCLUSIVELY TO PERSONS OR ENTITIES WHICH ARE (A) QUALIFIED INVESTORS AS DEFINED IN THE EU PROSPECTUS REGULATION OR (B) REPRESENTED BY ELIGIBLE DISCRETIONARY ASSET MANAGERS IN ACCORDANCE WITH ARTICLE 55 OF THE EXEMPTION REGULATION DFSA (VRIJSTELLINGSREGELING WFT), OR (II) ANOTHER EXCEPTION OR EXEMPTION TO THE REQUIREMENT TO PUBLISH AN APPROVED PROSPECTUS AS STATED IN THE DUTCH FINANCIAL SUPERVISION ACT (WET OP HET FINANCIEEL TOEZICHT, “FSA”) APPLIES TO THE OFFER AND A STANDARD WARNING IS DISCLOSED AS REQUIRED BY ARTICLE 5:20(5) OR 5:5(2) FSA, IF APPLICABLE, PROVIDED, IN EACH CASE, THAT NO SUCH OFFER OF THE NOTES SHALL REQUIRE THE ISSUER OR THE INITIAL PURCHASER TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE EU PROSPECTUS REGULATION OR SUPPLEMENT A PROSPECTUS PURSUANT TO ARTICLE 23 OF THE EU PROSPECTUS REGULATION. FOR THE PURPOSE OF THIS AND THE ABOVE PARAGRAPH, THE EXPRESSION “EU PROSPECTUS REGULATION” MEANS THE EU PROSPECTUS REGULATION.

NOTICE TO RESIDENTS OF NEW ZEALAND

THE NOTES WILL NOT BE THE SUBJECT OF A REGULATED OFFER FOR THE PURPOSES OF THE FINANCIAL MARKETS CONDUCT ACT 2013 OF NEW ZEALAND (“FMCA“) AND, ACCORDINGLY, NO PRODUCT DISCLOSURE STATEMENT HAS BEEN PREPARED OR WILL BE AVAILABLE IN RESPECT OF THE NOTES.

THE NOTES MAY NOT BE OFFERED, SOLD OR DELIVERED, NOR MAY THIS PROSPECTUS SUPPLEMENT OR THE INFORMATION CONTAINED HEREIN IN RELATION TO THE NOTES BE DISTRIBUTED, IN NEW ZEALAND OTHER THAN TO A PERSON WHO IS A “WHOLESALE INVESTOR” AS THAT TERM IS DEFINED IN CLAUSES 3(2)(a), (c) AND (d) OF SCHEDULE 1 OF THE FMCA, BEING A PERSON WHO IS:

(A) AN “INVESTMENT BUSINESS”;

(B) “LARGE”; OR

(C) A “GOVERNMENT AGENCY”,

IN EACH CASE AS DEFINED IN SCHEDULE 1 OF THE FMCA.

NOTICE TO RESIDENTS OF NORWAY

THE OFFERING OF THE NOTES IS NOT SUBJECT TO THE PUBLIC OFFERING RULES OF THE SECURITIES TRADING ACT. NO ACTION HAS OR WILL BE TAKEN FOR THE OFFERING OF THE NOTES TO BE REGISTERED UNDER THE PUBLIC OFFERING RULES OF THE SECURITIES TRADING ACT CHAPTER 7 CF. THE SECURITIES TRADING REGULATIONS CHAPTER 7, AS THE NOTES WILL NOT BE LISTED ON A NORWEGIAN REGULATED MARKET AND THE MINIMUM SUBSCRIPTION PER INVESTOR OF THE NOTES OFFERED IS ABOVE THE EQUIVALENT OF EUR100,000.  THE NOTES HAVE NOT BEEN NOR WILL BE REGISTERED OR APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY (FINANSTILSYNET) AND, THUS, ARE NOT UNDER PUBLIC SUPERVISION IN NORWAY.  THE ISSUER IS NOT UNDER PUBLIC SUPERVISION IN NORWAY. THIS PROSPECTUS SUPPLEMENT MUST NOT BE COPIED OR OTHERWISE DISTRIBUTED BY THE ADDRESSEE.

NOTICE TO RESIDENTS OF PORTUGAL

THE ISSUER HAS REPRESENTED AND AGREED THAT THE NOTES HAVE NOT AND WILL NOT BE OFFERED, SOLD OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN PORTUGAL AND THAT IT HAS NOT DISTRIBUTED OR CAUSED TO BE DISTRIBUTED AND SHALL NOT DISTRIBUTE OR CAUSE TO BE DISTRIBUTED TO THE PUBLIC IN PORTUGAL OR IN CIRCUMSTANCES WHICH CONSTITUTE AN OFFER TO THE PUBLIC ACCORDING TO ARTICLE 109 OF THE PORTUGUESE SECURITIES CODE, THIS PROSPECTUS SUPPLEMENT OR ANY OTHER OFFERING MATERIAL RELATING TO THE NOTES AND THAT SUCH OFFERS, SALES AND DISTRIBUTIONS HAVE BEEN AND SHALL ONLY BE MADE IN PORTUGAL, IN A PRIVATE PLACEMENT, TO QUALIFIED INVESTORS, ALL AS DEFINED IN THE PORTUGUESE SECURITIES CODE.

THIS PROSPECTUS SUPPLEMENT IS PERSONAL TO EACH PROSPECTIVE INVESTOR AND DO NOT CONSTITUTE AN OFFER TO ANY OTHER PERSON. THEY MAY ONLY BE USED BY THOSE PERSONS TO WHOM THEY HAVE BEEN HANDED OUT IN CONNECTION WITH THE ISSUE OF THE NOTES DESCRIBED HEREIN AND MAY NEITHER DIRECTLY NOR INDIRECTLY BE DISTRIBUTED OR MADE AVAILABLE TO OTHER PERSONS WITHOUT THE EXPRESS CONSENT OF THE ISSUER.

NOTICE TO RESIDENTS OF THE REPUBLIC OF KOREA

NEITHER THE PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS IS, AND UNDER NO CIRCUMSTANCES IS, TO BE CONSTRUED AS, A PUBLIC OFFERING OF SECURITIES IN KOREA. NEITHER THE ISSUER NOR ANY OF ITS AGENTS MAKE ANY REPRESENTATION WITH RESPECT TO THE ELIGIBILITY OF ANY RECIPIENTS OF THIS DOCUMENT TO ACQUIRE THE NOTES UNDER THE LAWS OF KOREA, INCLUDING, BUT WITHOUT LIMITATION, THE FOREIGN EXCHANGE TRANSACTION LAW AND REGULATIONS THEREUNDER (THE “FETL”). THE NOTES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF KOREA FOR PUBLIC OFFERING IN KOREA, AND NONE OF THE NOTES MAY BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, OR OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY IN KOREA OR TO ANY RESIDENT OF KOREA EXCEPT PURSUANT TO THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE DECREES AND REGULATIONS THEREUNDER (THE “FSCMA”), THE FETL AND ANY OTHER APPLICABLE LAWS, REGULATIONS AND MINISTERIAL GUIDELINES IN KOREA. WITHOUT PREJUDICE TO THE FOREGOING, THE NUMBER OF THE NOTES OFFERED IN KOREA OR TO A RESIDENT OF KOREA SHALL BE LESS THAN FIFTY AND FOR A PERIOD OF ONE YEAR FROM THE ISSUE DATE OF THE NOTES, NONE OF THE NOTES MAY BE DIVIDED RESULTING IN AN INCREASED NUMBER OF THE NOTES. FURTHERMORE, THE NOTES MAY NOT BE RESOLD TO KOREAN RESIDENTS UNLESS THE PURCHASER OF THE NOTES COMPLIES WITH ALL APPLICABLE REGULATORY REQUIREMENTS (INCLUDING, BUT NOT LIMITED TO, GOVERNMENT REPORTING APPROVAL REQUIREMENTS UNDER THE FETL AND ITS SUBORDINATE DECREES AND REGULATIONS) IN CONNECTION WITH THE PURCHASE OF THE NOTES.  BY THE PURCHASE OF THE NOTES, THE RELEVANT HOLDER THEREOF WILL BE DEEMED TO REPRESENT AND WARRANT THAT IF IT IS IN KOREA OR IS A RESIDENT OF KOREA, IT PURCHASED THE NOTES PURSUANT TO THE APPLICABLE LAWS AND REGULATIONS OF KOREA.

NOTICE TO RESIDENTS OF SINGAPORE

THE INITIAL PURCHASER HAS ACKNOWLEDGED THAT THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS HAVE NOT BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THE INITIAL PURCHASER HAS REPRESENTED, WARRANTED AND AGREED THAT IT HAS NOT OFFERED OR SOLD ANY NOTES OR CAUSED THE NOTES TO BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, AND HAS NOT CIRCULATED OR DISTRIBUTED, NOR WILL IT CIRCULATE OR DISTRIBUTE, THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE NOTES, WHETHER DIRECTLY OR INDIRECTLY, TO ANY PERSON IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA) PURSUANT TO SECTION 274 OF THE SFA, OR (II) TO AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA) PURSUANT TO AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA.

NOTICE TO RESIDENTS OF SPAIN

THE SALE OF THE NOTES TO WHICH THIS PROSPECTUS SUPPLEMENT REFERS HAS NOT BEEN REGISTERED WITH THE SPANISH NATIONAL SECURITIES MARKET COMMISSION (“COMISIÓN NACIONAL DEL MERCADO DE VALORES”) PURSUANT TO SPANISH LAWS AND REGULATIONS AND DOES NOT FORM PART OF ANY PUBLIC OFFER OF SUCH SECURITIES IN SPAIN. ACCORDINGLY, THE NOTES MAY NOT BE, AND/OR ARE NOT INTENDED TO BE PUBLICLY OFFERED, MARKETED OR PROMOTED, NOR ANY PUBLIC OFFER IN RESPECT THEREOF MADE, IN SPAIN, NOR MAY THIS PROSPECTUS SUPPLEMENT OR ANY OTHER OFFERING MATERIALS RELATING TO THE OFFER OF THE NOTES BE DISTRIBUTED, IN THE KINGDOM OF SPAIN, BY THE ISSUER, THE INITIAL PURCHASER OR ANY OTHER PERSON ON THEIR BEHALF, EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING AND MARKETING IN SPAIN WITHIN THE MEANING OF ARTICLE 35 OF THE SPANISH SECURITIES MARKET LAW OF 28 JULY 1988 (LEY 24/1988, DE 28 DE JULIO, DEL MERCADO DE VALORES), AS AMENDED AND RESTATED, AND SUPPLEMENTAL RULES ENACTED THEREUNDER. THIS PROSPECTUS SUPPLEMENT AND ANY OTHER MATERIAL RELATING TO THE NOTES ARE STRICTLY AND MAY NOT BE DISTRIBUTED TO ANY PERSON OR ENTITY OTHER THAN ITS RECIPIENTS, EXCEPT IN COMPLIANCE WITH SPANISH LAW AND REGULATIONS.

NOTICE TO RESIDENTS OF SWEDEN

THIS PROSPECTUS SUPPLEMENT HAS NOT BEEN NOR WILL IT BE REGISTERED WITH OR APPROVED BY FINANSINSPEKTIONEN (THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY) UNDER THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (1991:980). FURTHER, THE OFFER IS ONLY DIRECTED TO QUALIFIED INVESTORS AS DEFINED BY THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT. ACCORDINGLY, THIS PROSPECTUS SUPPLEMENT MAY NOT BE MADE AVAILABLE, NOR MAY THE NOTES OFFERED HEREUNDER BE MARKETED AND OFFERED FOR SALE IN SWEDEN, OTHER THAN UNDER CIRCUMSTANCES WHICH ARE DEEMED NOT TO REQUIRE A PROSPECTUS UNDER THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT. THIS PROSPECTUS SUPPLEMENT AND ANY OTHER OFFERING MATERIALS ARE STRICTLY CONFIDENTIAL AND MAY NOT BE DISTRIBUTED TO ANY PERSON OR ENTITY OTHER THAN THE RECIPIENTS HEREOF.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AS LEGAL OR TAX ADVICE. THIS PROSPECTUS SUPPLEMENT HAS BEEN PREPARED FOR MARKETING PURPOSES ONLY AND DOES NOT CONSTITUTE INVESTMENT ADVICE.

NOTICE TO RESIDENTS OF SWITZERLAND

THE NOTES MAY NOT BE PUBLICLY OFFERED, SOLD OR ADVERTISED, DIRECTLY OR INDIRECTLY, IN OR INTO SWITZERLAND WITHIN THE MEANING OF THE SWISS FINANCIAL SERVICES ACT (“FINSA”), EXCEPT UNDER THE FOLLOWING EXEMPTIONS UNDER THE FINSA: (i) TO ANY INVESTOR THAT QUALIFIES AS A PROFESSIONAL CLIENT WITHIN THE MEANING OF THE FINSA; (ii) IN ANY OTHER CIRCUMSTANCES FALLING WITHIN ARTICLE 36 FINSA; PROVIDED, IN EACH CASE, THAT NO SUCH OFFER OF THE NOTES REFERRED TO IN (I) AND (II) ABOVE SHALL REQUIRE THE PUBLICATION OF A PROSPECTUS FOR OFFERS OF THESE THE NOTES AND/OR THE PUBLICATION OF A KEY INFORMATION DOCUMENT (OR AN EQUIVALENT DOCUMENT) PURSUANT TO THE FINSA.

THE NOTES HAVE NOT AND WILL NOT BE LISTED OR ADMITTED TO TRADING ON ANY TRADING VENUE IN SWITZERLAND.

NEITHER THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS, NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE NOTES OR THE ISSUER CONSTITUTES A PROSPECTUS OR A KID (OR AN EQUIVALENT DOCUMENT) AS SUCH TERMS ARE UNDERSTOOD PURSUANT TO THE FINSA, AND NEITHER THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS, NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE NOTES OR THE ISSUER MAY BE DISTRIBUTED OR OTHERWISE MADE AVAILABLE IN SWITZERLAND IN A MANNER WHICH WOULD REQUIRE THE PUBLICATION OF A PROSPECTUS OR A KID (OR AN EQUIVALENT DOCUMENT) IN SWITZERLAND PURSUANT TO THE FINSA.

NEITHER THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS, NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE NOTES OR THE ISSUER HAVE BEEN OR WILL BE FILED WITH OR APPROVED BY ANY SWISS REGULATORY AUTHORITY.

NOTICE TO INVESTORS OF THE UNITED KINGDOM

UK MIFIR PRODUCT GOVERNANCE

SOLELY FOR THE PURPOSES OF AON SECURITIES LTD.’S (“ASLTD”), PRODUCT APPROVAL PROCESS, WHERE SUCH PROCESS IS NECESSARY ON THE FACTS OF ASLTD’S INVOLVEMENT, THE TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES HAS LED TO THE CONCLUSION THAT: (I) THE TARGET MARKET FOR THE NOTES IS ONLY ELIGIBLE COUNTERPARTIES, AS DEFINED IN THE FINANCIAL CONDUCT AUTHORITY (“FCA”) HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK (“COBS”), AND PROFESSIONAL CLIENTS, AS DEFINED IN REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED) (“UK MIFIR”) AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NOTES TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NOTES (A “DISTRIBUTOR”) SHOULD TAKE INTO CONSIDERATION ASLTD’S TARGET MARKET ASSESSMENT, WHERE SUCH ASSESSMENT IS REQUIRED UNDER THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES”) AND HAS BEEN ACCORDINGLY PERFORMED.  ANY DISTRIBUTOR SUBJECT TO THE UK MIFIR PRODUCT GOVERNANCE RULES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

NEITHER THE ISSUER NOR THE INITIAL PURCHASER MAKE ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.

OTHER UK REGULATORY RESTRICTIONS

THE COMMUNICATION OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIALS RELATING TO THE ISSUE OF THE NOTES OFFERED HEREBY IS NOT BEING MADE, AND SUCH DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORIZED PERSON FOR THE PURPOSES OF SECTION 21 OF THE UNITED KINGDOM’S FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED. ACCORDINGLY, THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND SUCH OTHER DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND SUCH OTHER DOCUMENTS AND/OR MATERIALS ARE ONLY BEING DISTRIBUTED TO, AND ARE ONLY DIRECTED AT, PERSONS WHO: (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND FALL WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS (AS DEFINED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”)); (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, (III) ARE OUTSIDE THE UNITED KINGDOM, OR (IV) ARE PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE MADE UNDER THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). ANY PERSON IN THE UNITED KINGDOM THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT ON OR RELY ON THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND SUCH OTHER DOCUMENTS AND/OR MATERIALS OR ANY OF THEIR RESPECTIVE CONTENTS. IN THE UNITED KINGDOM, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND ANY OTHER DOCUMENTS AND/OR MATERIALS RELATE, INCLUDING WITH RESPECT TO THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

No person has been authorized to give any information or make any representations other than those contained in this Prospectus Supplement and the documents incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Notes to which such documents relate or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor any offer or sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of ADB, the Country, GEM, AIR, JBA, the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates, or any of their respective directors, officers or agents since the date hereof or that the information herein is correct as of any time subsequent to its date.

AVAILABLE INFORMATION

ADB extends to each potential investor the opportunity, prior to the consummation of the sale of the Notes, (i) to ask questions of, and receive answers from, ADB concerning the Notes, ADB and the terms and conditions of this offering and (ii) to obtain any additional information such prospective purchaser may consider necessary in making an informed investment decision or in order to verify the information set forth herein, to the extent ADB possesses such information or can acquire such information without unreasonable effort or expense.

Prior to the consummation of the sale of any of the Notes, ADB will make the Event Calculation Agent Agreements and Risk Transfer Agreement with respect to the Notes available in draft form to potential investors for review via a secure password-protected internet site online workspace maintained by an agent to be named by ADB or its successor or replacement as Datasites Agent (the “Datasites Agent”) with Finsight or a similar secure internet site provider (the “Site”).

After the Issue Date, and while the Notes are outstanding, ADB will furnish to the Datasites Agent and make available on the Site, or cause to be made available on the Site, to any persons who either hold beneficial interests in the Notes or are prospective investors in the Notes (who are permitted transferees), the Prospectus, this Prospectus Supplement, the Earthquake Data File, the Extreme Precipitation Data File and final execution copies of the Event Calculation Agent Agreements and Risk Transfer Agreement (collectively, the “Selected Documents”). To the extent ADB delivers or receives any Mandatory Redemption Notice, Notice of Applicable Event or Extension Notice or receives from an Event Calculation Agent any Event Report, Notice of Extreme Precipitation Event or notice relating to any Reporting Agency Failure Event, ADB will use its reasonable efforts to cause such notice or report to be made available promptly on the Site (each such notice or report, together with the Selected Documents, “Available Information”).

Unless otherwise specifically stated in this Prospectus Supplement or the accompanying Prospectus, the information on any internet site mentioned in this Prospectus Supplement or the Prospectus, including without limitation, the Site, or any internet site directly or indirectly linked to any internet site mentioned in this Prospectus Supplement or the Prospectus, is not a part of, or incorporated by reference into, this Prospectus Supplement or the Prospectus.

Access to the Site can be requested from the Datasites Agent using the form in Annex II to Attachment A and shall be limited to persons who either hold beneficial interests in the Notes or are prospective investors in the Notes (who are permitted transferees) and make the representations, warranties and agreements set forth in the Site regarding (among other things) status, eligibility to invest in the Notes and confidentiality of information received in connection with the Notes. ADB reserves the right to apply such security procedures and other procedures with respect to access to the Site as ADB deems appropriate. ADB makes no representation or warranty with respect to any information available on, or accessible through, the Site.

ADB is not subject to the informational requirements of the Exchange Act.

As a condition to access the Site, holders (including any beneficial owner) of the Notes (the “Noteholders”) and prospective purchasers (who are permitted transferees) shall not disclose any such information on or accessible through the Site to third parties other than as required by applicable law, including U.S. federal and state securities laws (or in the case of any Noteholder, other than in connection with the potential resale of its Notes to a prospective purchaser that is a permitted transferee), nor use the information for any purpose other than an analysis of an investment in the Notes by itself.

OVERVIEW

The following description of the Notes is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus Supplement forming part of this offering, including Attachment A hereto. When a term is defined in this Prospectus Supplement, it is printed in bold-faced type. Certain capitalized terms used but not defined in this summary are used herein as defined elsewhere in this Prospectus Supplement.

The Notes will be governed by New York law.

Unless otherwise mentioned or unless the context requires otherwise, all references in this Prospectus Supplement to “ADB,” the “Issuer,” “we,” “us” and “our” or similar references mean Asian Development Bank.

The Notes are to be issued by ADB under its Global Medium-Term Note Program. This summary does not contain all information that is important to you and is subject in its entirety to the terms and conditions of the Notes as set forth in the accompanying Prospectus, the accompanying Capital at Risk Notes Prospectus Supplement, this Prospectus Supplement and the pricing supplement attached hereto. You should carefully read this Prospectus Supplement and the pricing supplement attached hereto, together with the accompanying Prospectus and accompanying Capital at Risk Notes Prospectus Supplement, to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes.

You should carefully review the section entitled “Additional Risk Factors” in this Prospectus Supplement, beginning on page PS-28, the section entitled “Additional Risk Factors” in the accompanying Capital at Risk Notes Prospectus Supplement and the section entitled “Risk Factors” in the accompanying Prospectus, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you. This Prospectus Supplement amends and supersedes the accompanying Prospectus and the accompanying Capital at Risk Notes Prospectus Supplement to the extent that the information provided in this Prospectus Supplement is different from the terms set forth in the accompanying Prospectus or the accompanying Capital at Risk Notes Prospectus Supplement.

OFFERING OF THE NOTES

Issuer	Asian Development Bank (“ADB”)

The Kyrgyz Republic; the Country
The Kyrgyz Republic (the “Country”) represented by the Ministry of Finance, as a part of its disaster risk financing strategy, is seeking to enter into the Risk Transfer Agreement to mitigate the effects of earthquakes and extreme precipitation on vulnerable persons in the Country, where the severity of any such event could potentially exceed its financial capacity. See “The Risk Transfer Transaction—Kyrgyz Republic”.

The Country has no obligations under, and does not guarantee, any of the Notes.

Information relating to the Country has been provided to ADB by the Country and has not been independently verified by ADB.

Purpose of Offering
ADB is issuing the Notes in order to support its obligations to make certain payments to the Country under the Risk Transfer Agreement upon the occurrence of one or more Applicable Events during the Risk Period.  See “The Risk Transfer Transaction”.

Notes Offered	Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”)

Issue Price	The “Issue Price” will be 100 per cent. of the Aggregate Nominal Amount of the Notes.

Issue Date	The date on which the Notes are issued, which will be on or about 30 April 2026 (“Issue Date”).

Specified Currency	United States Dollars (“U.S.$”).

Use of Proceeds	The net proceeds from the sale of the Notes will be used by ADB in the ordinary capital resources of ADB and used in its ordinary operations.

Listing
Application will be made to the Singapore Exchange Securities Trading Limited, also known as SGX-ST (the “Singapore Stock Exchange”) for the listing and quotation of the Notes on the Official List of the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Prospectus Supplement. Approval in-principle from the Singapore Stock Exchange, admission of the Notes to the Official List of the Singapore Stock Exchange and the listing and quotation of any Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of ADB, the Global Medium-Term Note Program of ADB or the Notes.
For the avoidance of doubt, no application will be made for the Notes to be admitted to the official list of the Luxembourg Stock Exchange.

THE NOTES

This Overview of the Notes is qualified in its entirety by reference to Attachment A, which constitutes the Pricing Supplement for the Notes.

Principal Amounts
Aggregate Nominal Amount; Earthquake Sublimit; Extreme Precipitation Sublimit
The “Aggregate Nominal Amount” of the Notes will be U.S.$80,000,000.

Of the Aggregate Nominal Amount, U.S.$70,000,000 will be available for the coverage of Earthquake Events (“Earthquake Sublimit”) and U.S.$10,000,000 will be available for the coverage of an Extreme Precipitation Event (“Extreme Precipitation Sublimit”).

The Aggregate Nominal Amount reflects the initial principal amount of the Notes.

Outstanding Nominal Amount
“Outstanding Nominal Amount” means, as of any date, the Aggregate Nominal Amount of the Notes reduced by all Principal Reductions and Partial Repayments, if any, applied to the Notes on or prior to such date; provided, that the aggregate of all such Principal Reductions and Partial Repayments shall not exceed the Aggregate Nominal Amount and that in no event will the Outstanding Nominal Amount be an amount less than zero (U.S.$0). For the avoidance of doubt, more than one Partial Repayment may occur with respect to the Notes, and a Partial Repayment could reduce the Outstanding Nominal Amount of the Notes to zero (U.S.$0).

Principal Reduction; Payout Amount
“Principal Reduction” means, with respect to the relevant Principal Reduction Date, an amount equal to the lesser of (a) the Outstanding Nominal Amount as of such Principal Reduction Date (without giving effect to any Principal Reduction or Partial Repayment on such date) and (b) (i) the sum of the Payout Amounts specified in all Event Reports up to and including the last Event Report delivered by the applicable Event Calculation Agent on or prior to the date which is five (5) Business Days prior to such Principal Reduction Date, minus (ii) the sum of the Payout Amounts specified in all Event Reports up to and including the last Event Report delivered by the applicable Event Calculation Agent on or prior to the date which is five (5) Business Days prior to the immediately preceding Principal Reduction Date. Any Principal Reduction will be allocated pro rata among the holders of the Notes.

“Payout Amount” means, (i) in respect of any Earthquake Event, the Earthquake Payout Amount relating to such Earthquake Event and (ii) in respect of an Extreme Precipitation Event, if any, the Extreme Precipitation Payout Amount.

See “—Loss Determination”.

Principal Reduction Date	“Principal Reduction Date” means each Specified Interest Payment Date.

Maturity and Extension; Redemption Terms
Maturity Date; Scheduled Maturity Date; Initial Extension Period; Additional Extension Period; Extension Period; Extended Maturity Date
“Maturity Date” means the later of the Scheduled Maturity Date and the latest Extended Maturity Date, if any.

“Scheduled Maturity Date” means 30 May 2029 subject to one or more earlier Mandatory Redemption Events; provided, however, that if (i) an Extension Notice has been delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) on or prior to the date that is three (3) Business Days prior to the Scheduled Maturity Date or (ii) (A) a Notice of Applicable Event has been delivered on or prior to the date that is five (5) Business Days prior to the Scheduled Maturity Date, and (B) an Event Report with respect thereto has not been received by ADB on or prior to the date that is five (5) Business Days prior to the Scheduled Maturity Date, then the Maturity Date shall be extended beyond the Scheduled Maturity Date automatically to 30 June 2029 (or if such date is not a Business Day, the next succeeding Business Day) (such period, the “Initial Extension Period”). Thereafter, the Maturity Date shall be further extended automatically to the thirtieth (30th) day of each subsequent month, but no later than 30 July 2029 (or, in each case, if such date is not a Business Day, the next succeeding Business Day) (each such one (1) month period, an “Additional Extension Period” and, together with the Initial Extension Period, an “Extension Period”) unless (i) all Event Reports with respect to potential Applicable Events required to be delivered by the applicable Event Calculation Agent under the applicable Event Calculation Agent Agreement are received by ADB on or prior to the date that is five (5) Business Days prior to the then-applicable Extended Maturity Date or (ii) ADB elects by written notice given to the Global Agent on or prior to the date that is three (3) Business Days prior to the then-applicable Extended Maturity Date, not to further extend the Maturity Date, in which case the Maturity Date shall be the then-applicable Extended Maturity Date.

If the Outstanding Nominal Amount is reduced to zero (U.S.$0) on any Principal Reduction Date prior to the Maturity Date, then the Notes will be deemed to be finally redeemed on such Principal Reduction Date at a price of zero (U.S.$0), and no further interest will be paid (other than any Residual Interest Amount and any accrued interest then due).

References herein to the “Extended Maturity Date” mean the last day of the then-applicable Extension Period.

Extension Notice; Full Extension Notice; Partial Extension Notice; Repayment Amount; Partial Repayment
“Extension Notice” means a Full Extension Notice or a Partial Extension Notice.

“Full Extension Notice” means a written notice delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) not less than three (3) Business Days prior to the applicable Scheduled Maturity Date or Extended Maturity Date (a) stating that such written notice constitutes a Full Extension Notice with respect to the Notes and (b) identifying one or more Applicable Events and/or potential Applicable Events for which the maturity of the Notes is being extended.

“Partial Extension Notice” means a written notice delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) not less than three (3) Business Days prior to the applicable Scheduled Maturity Date or Extended Maturity Date (a) stating that such written notice constitutes a Partial Extension Notice with respect to the Notes, (b) identifying one or more Applicable Events and/or potential Applicable Events for which the maturity of the Notes is being extended and (c) specifying the portion of the Outstanding Nominal Amount of the Notes to be partially repaid (the “Repayment Amount”) with respect to such Partial Extension Notice.

If ADB delivers a Partial Extension Notice, then on the Scheduled Maturity Date or an Extended Maturity Date, as applicable, immediately following the date on which ADB delivers a Partial Extension Notice with respect to the Notes:

	(1)	the Outstanding Nominal Amount of the Notes shall be reduced by the Repayment Amount specified in such Partial Extension Notice (the “Partial Repayment”); provided, that in no event shall a Partial Repayment reduce the Outstanding Nominal Amount to an amount less than zero (U.S.$0); and

	(2)	in addition to the payment of accrued interest with respect to the Interest Period then ending, the following amount shall be paid with respect to the Notes: the lesser of (a) the Repayment Amount and (b) the Outstanding Nominal Amount calculated as of the Scheduled Maturity Date or relevant Extended Maturity Date, as applicable (after giving effect to any Principal Reduction on such date, but without giving effect to any Partial Repayment on such date).

Any Partial Repayment will be allocated pro rata among the holders of the Notes. For the avoidance of doubt, more than one Partial Repayment may occur with respect to the Notes, and a Partial Repayment could reduce the Outstanding Nominal Amount of the Notes to zero (U.S.$0).

Extension Event
“Extension Event” means that the maturity of the Notes has been extended pursuant to the definition of “Scheduled Maturity Date.”

The occurrence of an Extension Event will not extend the Risk Period of the Notes.

Redemption Amount; Full Redemption Amount
The “Redemption Amount” with respect to any given Redemption Amount Payment Date shall be the Full Redemption Amount, the Earthquake Mandatory Redemption Amount or the Extreme Precipitation Mandatory Redemption Amount, as applicable.

The “Full Redemption Amount” shall be the Outstanding Nominal Amount of the Notes calculated as of the Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date).

Redemption Amount Payment Date	“Redemption Amount Payment Date” means any of the following:

	(1)	the Maturity Date;

	(2)	the fifth (5th) Business Day following a Mandatory Redemption Notice Date; or

	(3)	the thirtieth (30th) day following the day on which a holder of the Notes delivers written notice to ADB notifying ADB of such holder’s election to declare all such Notes held by it to be due and payable, subject to adjustment in accordance with the Following Business Day Convention, in accordance with the provisions of Condition 9 (Events of Default) in the Prospectus. The Redemption Amount Payment Date under this clause (3) shall only apply to the Notes to which such notice relates.

Mandatory Redemption Event; Full Mandatory Redemption Event; Earthquake Mandatory Redemption Event; Earthquake Mandatory Redemption Amount; Extreme Precipitation Mandatory Redemption Event; Extreme Precipitation Mandatory Redemption Amount

“Mandatory Redemption Event” means any of the Full Mandatory Redemption Event, an Earthquake Mandatory Redemption Event or an Extreme Precipitation Mandatory Redemption Event, as applicable.

Following the occurrence of a Risk Transfer Termination Event (the “Full Mandatory Redemption Event”), the Outstanding Nominal Amount of Notes, i.e., the Full Redemption Amount, will be automatically redeemed in full on the Redemption Amount Payment Date relating to such Full Mandatory Redemption Event (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on the Redemption Amount Payment Date relating to the Full Mandatory Redemption Event and no further interest will be paid with respect to the Notes.

Following the occurrence of a Reporting Agency Failure Event or an Event Calculation Agent Failure Event under the Earthquake Event Calculation Agent Agreement (each, an “Earthquake Mandatory Redemption Event”), and so long as the Aggregate Prior Earthquake Principal Reductions on the Redemption Amount Payment Date relating to such Earthquake Mandatory Redemption Event is less than the Earthquake Sublimit, an amount of the Outstanding Nominal Amount of Notes equal to the Earthquake Mandatory Redemption Amount will be automatically redeemed on the applicable Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on such Redemption Amount Payment Date and no further interest will be paid thereafter with respect to the redeemed Outstanding Nominal Amount of the Notes. The “Earthquake Mandatory Redemption Amount” on any given day means the lesser of (i) the Outstanding Nominal Amount on such day (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and (ii) the result of (x) the Earthquake Sublimit minus (y) the Aggregate Prior Earthquake Principal Reductions as of such day. For the avoidance of doubt, no more than one (1) Earthquake Mandatory Redemption Amount shall be payable during the term of the Notes.

Following the occurrence of a Reporting Agency Failure Event or an Event Calculation Agent Failure Event under the Extreme Precipitation Event Calculation Agent Agreement (each, an “Extreme Precipitation Mandatory Redemption Event”), and so long as the Extreme Precipitation Principal Reduction has not occurred prior to, and does not occur on, the Redemption Amount Payment Date relating to such Extreme Precipitation Mandatory Redemption Event, an amount of the Outstanding Nominal Amount of Notes equal to the Extreme Precipitation Mandatory Redemption Amount will be automatically redeemed on the applicable Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on such Redemption Amount Payment Date and no further interest will be paid thereafter with respect to the redeemed Outstanding Nominal Amount of the Notes. The “Extreme Precipitation Mandatory Redemption Amount” on any given day means the lesser of (i) the Outstanding Nominal Amount on such day (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and (ii) the Extreme Precipitation Sublimit. For the avoidance of doubt, no more than one (1) Extreme Precipitation Mandatory Redemption Amount shall be payable during the term of the Notes.

Mandatory Redemption Notice; Mandatory Redemption Notice Date
ADB shall give written notice to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) of any Reporting Agency Failure Event or Event Calculation Agent Failure Event under any Event Calculation Agent Agreement within three (3) Business Days after becoming aware of such Reporting Agency Failure Event or Event Calculation Agent Failure Event (each such notice, together with the notice referred to under the definition of “Risk Transfer Termination Event”, a “Mandatory Redemption Notice”). The date on which ADB gives a Mandatory Redemption Notice to the Global Agent is referred to as the “Mandatory Redemption Notice Date” with respect to such Mandatory Redemption Notice.

Risk Transfer Termination Event
A “Risk Transfer Termination Event” shall occur if: (i) ADB receives written notice from the Country electing to terminate the Risk Transfer Agreement based on a “Change of Law” (as defined in the Risk Transfer Agreement) to which the Country is the affected party or a “Risk Transfer Termination Event” (as defined in the Risk Transfer Agreement) with respect to ADB; or (ii) ADB elects to terminate the Risk Transfer Agreement based on a “Change of Law” (as defined in the Risk Transfer Agreement) to which ADB is the affected party or a “Risk Transfer Termination Event” (as defined in the Risk Transfer Agreement) with respect to the Country, in each case by giving written notice of a Mandatory Redemption Event to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country).  ADB shall give written notice to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) of any Risk Transfer Termination Event no later than three (3) Business Days following such Risk Transfer Termination Event.

See “—Risk Transfer Agreement”.

Reporting Agency Failure Event; Potential Reporting Agency Failure; Reporting Agency Failure; Event Parameters Acquisition Period; Event Parameters Acquisition Period Extension Notice; Calculation Date; Earthquake Calculation Date; Deemed Earthquake Calculation Date; Extreme Precipitation Calculation Date; Extreme Precipitation Date

A “Reporting Agency Failure Event” shall be deemed to occur on the date on which (i) any given Event Calculation Agent gives written notice to ADB or (ii) ADB gives written notice to the applicable Event Calculation Agent (in each case of clauses (i) and (ii), with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) stating that a Reporting Agency Failure has occurred in accordance with the applicable Event Calculation Agent Agreement. On the applicable Calculation Date, the applicable Event Calculation Agent will attempt to obtain all of the applicable Event Parameters from the applicable Primary Reporting Agency that are necessary to give an Event Report with respect to the relevant potential Applicable Event. If the applicable Event Calculation Agent determines that it cannot obtain all such Event Parameters from the applicable Primary Reporting Agency on the applicable Calculation Date in accordance with the process specified in the applicable Event Calculation Agent Agreement (a “Potential Reporting Agency Failure”), the applicable Event Calculation Agent will attempt to obtain such Event Parameters from such Primary Reporting Agency for each Business Day during the applicable Event Parameters Acquisition Period, except that:

(a) in respect of Earthquakes, on each such day, if it cannot obtain such Event Parameters from such Primary Reporting Agency, it will attempt to obtain such Event Parameters, in accordance with the process specified in the Earthquake Event Calculation Agent Agreement, from the applicable Back-up Earthquake Reporting Agency; on any given day, the applicable Back-up Earthquake Reporting Agency will be determined in the order of priority outlined in the definition of “Back-up Earthquake Reporting Agency” beginning at the Back-up Earthquake Reporting Agency (i) and going up to (iii) and then restarting at (i), etc.; for example, if Earthquake Event Parameters are unavailable from the Primary Earthquake Reporting Agency on 1 September, the Earthquake Event Calculation Agent will attempt to obtain such Event Parameters from Euro-Mediterranean Seismological Centre on 1 September; if Event Parameters are not available from Euro-Mediterranean Seismological Centre on 1 September, then the Earthquake Event Calculation Agent will attempt to obtain such Event Parameters from United States Geological Survey on 2 September, and so on, and

(b) in respect of Extreme Precipitation, on each such day starting on the tenth (10th) Business Day of such Event Parameters Acquisition Period, if it cannot obtain a complete set of Event Parameters in respect of the applicable Extreme Precipitation Date or any Extreme Precipitation Location from the Primary Extreme Precipitation Reporting Agency, it will attempt to obtain such unavailable Event Parameters only (and not such Event Parameters that are available from the Primary Extreme Precipitation Reporting Agency), in accordance with the process specified in the Extreme Precipitation Event Calculation Agent Agreement, from the Back-up Extreme Precipitation Reporting Agency, until it successfully obtains such Event Parameters. Additionally, during such Event Parameters Acquisition Period, the applicable Event Calculation Agent will use its reasonable best efforts to identify a replacement Reporting Agency that is reasonably satisfactory to, and unaffiliated with, ADB. If, during the Event Parameters Acquisition Period, the applicable Event Calculation Agent has not obtained such Event Parameters from such Primary Reporting Agency or a Back-up Reporting Agency pursuant to the procedures specified above, then (x) if it has identified a replacement Reporting Agency during such Event Parameters Acquisition Period, it will use the data provided by such replacement Reporting Agency to provide the applicable Event Report and such replacement Reporting Agency will thereafter be an Earthquake Reporting Agency or Extreme Precipitation Reporting Agency, as applicable (and will be appended as the last entity in the order of priority in the definition thereof) or (y) if it has not identified a replacement Reporting Agency during such Event Parameters Acquisition Period (a “Reporting Agency Failure”), it will give written notice to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) stating that a Reporting Agency Failure has occurred with respect to the Notes.

“Event Parameters Acquisition Period” means the thirty (30) Business Days’ period beginning on the first (1st) Business Day following the applicable Calculation Date, which period may be extended from time to time, in increments of not less than five (5) Business Days, by written notice (“Event Parameters Acquisition Period Extension Notice”) from ADB to the applicable Event Calculation Agent (with a copy thereof to the other Event Calculation Agent, the Global Agent and the Country) delivered prior to the expiration of such period, and which in any event will not extend past the earlier of (i) the day on which such Event Calculation Agent is able to obtain all of the applicable Event Parameters and (ii) the tenth (10th) Business Day prior to the applicable Maturity Date.

“Calculation Date” means an Earthquake Calculation Date or an Extreme Precipitation Calculation Date, as applicable.

“Earthquake Calculation Date” means, with respect to a potential Earthquake Event, the later of (x) the first (1st) Business Day following the day on which a Notice of Applicable Event is delivered in respect of the relevant Earthquake and (y) the first (1st) Business Day at least fourteen (14) calendar days after the Date of Occurrence of such Earthquake as reported by the Primary Earthquake Reporting Agency. If the Primary Earthquake Reporting Agency has not specified a Date of Occurrence by the first (1st) Business Day at least fourteen (14) calendar days after the date that the Earthquake Event Calculation Agent believes, in its reasonable judgment, was the date on which the relevant Earthquake occurred (such Business Day, the “Deemed Earthquake Calculation Date”), such Deemed Earthquake Calculation Date will be the Earthquake Calculation Date determined pursuant to clause (y) above.

“Extreme Precipitation Calculation Date” means the earlier of (i) the first calendar day on which the Extreme Precipitation Event Calculation Agent retrieves a complete set of Extreme Precipitation Event Parameters from the Primary Extreme Precipitation Reporting Agency for the applicable Extreme Precipitation Date and for all Extreme Precipitation Locations and (ii) the fifth (5th) calendar day after each Extreme Precipitation Date.

“Extreme Precipitation Date” means any given calendar day occurring (i) on or subsequent to the twentieth (20th) day immediately following the first day of the Risk Period and (ii) on or prior to the later of (a) the last day of the Risk Period and (b) the last day of an Extreme Precipitation Event Period which started during the Risk Period and ends thereafter, if any.

Event Calculation Agent Failure Event; Potential Event Calculation Agent Failure
An “Event Calculation Agent Failure Event” shall be deemed to occur on the date on which ADB has become aware that any given Event Calculation Agent has become incapable of performing or has failed to perform or to observe in any material respect, or otherwise commits a material breach of, any provision of the applicable Event Calculation Agent Agreement, and such failure or breach has not been cured to the reasonable satisfaction of ADB during the period specified in the applicable Event Calculation Agent Agreement (a “Potential Event Calculation Agent Failure”), and ADB, after using its reasonable best efforts, has been unable to engage a replacement event calculation agent to perform such duties and obligations that is reasonably satisfactory to, and unaffiliated with, ADB and meets the requirements of the applicable Event Calculation Agent Agreement, within forty-five (45) calendar days after such Potential Event Calculation Agent Failure, which period may be extended from time to time, in increments of not less than five (5) Business Days, by written notice from ADB to the Event Calculation Agent to which such Potential Event Calculation Agent Failure relates (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) delivered prior to the expiration of such period, and which in any event will not extend past the tenth (10th) Business Day prior to the applicable Maturity Date. ADB shall give written notice to the Global Agent (with a copy thereof to the other Event Calculation Agent and the Country) an Event Calculation Agent Failure Event within three (3) Business Days after becoming aware thereof.

Interest
Amounts of interest
For each Interest Period, the amount of interest payable per Calculation Amount of the Notes will be calculated as the sum of the Daily Interest Amounts for each day in such Interest Period.

The “Calculation Amount” shall equal U.S.$1,000 in nominal amount of the Notes.

The “Daily Interest Amount” for each Calculation Amount shall equal:

	(a)	for each day from and including the Issue Date to and including 30 April 2027, one three hundred sixtieth (1/360) times the sum of (A) and (B):

(A)
the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (A) Compounded SOFR for such Interest Period and (B) the Funding Margin and (y) zero (0), and

		(B)	the applicable Risk Margin on such day times U.S.$1,000; and

	(b)	for each day after 30 April 2027 to but excluding the Maturity Date, one three hundred sixtieth (1/360) times the sum of (A) and (B):

		(A)	the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (A) Compounded SOFR for such Interest Period and (B) the Funding Margin and (y) zero (0); and

		(B)	the applicable Risk Margin on such day times the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of the Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000.

Interest Commencement Date	The “Interest Commencement Date” shall be the Issue Date.

Interest Period
The “Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

Specified Interest Payment Date(s)	Interest on the Notes will be payable periodically in arrears on the following dates (“Specified Interest Payment Dates”):

1)
the thirtieth (30th) day of each month (or, if there is no such numerically corresponding day in any given calendar month, the last calendar day of such month), commencing on 30 May 2026 up to and including 30 April 2029; and

	2)	the Scheduled Maturity Date and each Extended Maturity Date, if any,

in each case subject to adjustment in accordance with the Following Business Day Convention.

Interest Payment Date
“Interest Payment Date” shall mean each Specified Interest Payment Date; provided, that if a Redemption Amount Payment Date occurs on a date that is not a Specified Interest Payment Date, then such Redemption Amount Payment Date shall be an Interest Payment Date.

Rate of Interest
Interest will be payable on the Notes at a per annum rate equal to the greater of (i) Compounded SOFR for the applicable Interest Period plus the Funding Margin plus the Risk Margin and (ii) the Risk Margin.  See “—Amounts of interest”.

Funding Margin	The “Funding Margin” is +0.04 per cent. per annum.

Risk Margin	The “Risk Margin” is +6.00 per cent. per annum; provided, however:

	(a)	the Risk Margin applicable (x) from and including the Issue Date, to but excluding the first day of the Risk Period and (y) from but excluding the last day of the Risk Period, to but excluding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed, other than during any Extension Period, is +0.25 per cent. per annum; and

	(b)	the Risk Margin applicable during any Extension Period is +0.10 per cent. per annum.

Residual Interest Amount
If the Outstanding Nominal Amount of the Notes is reduced to zero (U.S.$0) on any Principal Reduction Date prior to the Specified Interest Payment Date scheduled to occur on 30 April 2027, ADB must pay the Residual Interest Amount on such Principal Reduction Date in addition to the payment of accrued interest with respect to the Interest Period ending on such Principal Reduction Date, and no further interest will be paid with respect to the Notes.

The “Residual Interest Amount” means an amount, if any, equal to the sum of the present values, discounted at the applicable Risk Margin (without taking into account the proviso to the definition of “Risk Margin”) on an annual basis, of each of the scheduled payments of accrued interest (but only to the extent such interest would have accrued based on a rate of interest equal to (i) for any day on or prior to 30 April 2027, the applicable Risk Margin, or (ii) for any day after 30 April 2027, zero (0)) that would have been payable with respect to the Notes from and including the Principal Reduction Date on which the Outstanding Nominal Amount of the Notes has been reduced to zero (U.S.$0) to and including the Specified Interest Payment Date that had been scheduled to occur on 30 April 2027 had the Outstanding Nominal Amount of the Notes not been reduced to zero (U.S.$0) on such Principal Reduction Date. Any calculation of the Residual Interest Amount will be final and binding on the Noteholders absent manifest error.

Compounded SOFR
For any Interest Period, “Compounded SOFR” will be calculated by the rate determined by the Calculation Agent on each Interest Determination Date calculated in accordance with the formula below and the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 or greater being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded up to 9.87655% (or 0.0987655) and 9.876541% (or 0.09876541) being rounded down to 9.87654% (0.0987654)):

where:

“Observation Period” means, in respect of each Interest Period, the period from, and including, the date which is five (5) U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five (5) U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).

“SOFR IndexStart” means the SOFR Index value on the day which is five (5) U.S. Government Securities Business Days preceding the first date of the relevant Interest Period.

“SOFR IndexEnd” means the SOFR Index value on the day which is five (5) U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).
“dc” means the number of calendar days in the Observation Period relating to such Interest Period.

“SOFR Administrator” means the Federal Reserve Bank of New York, as administrator of the secured overnight financing rate (“SOFR”) (or a successor administrator of SOFR).

“SOFR Index”, with respect to any U.S. Government Securities Business Day, means:

	(1)	the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website (currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index) on or about 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided, that in the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day; and

	(2)	if a SOFR Index value does not so appear as specified in (1) above, then:

		a.	if a Benchmark Transition Event (as that term is set forth in the Pricing Supplement) and its related Benchmark Replacement Date (as that term is set forth in the Pricing Supplement) have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable” provisions included in the Pricing Supplement; or

		b.	if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of a Benchmark Transition Event” provisions included in the Pricing Supplement.

To the extent the Compounded SOFR is unavailable or is no longer provided following certain events, the applicable replacement will be determined using the alternative methods described in Annex I to the Pricing Supplement included as Attachment A.

Interest Determination Date	In respect of any Interest Period, the date which is five (5) U.S. Government Securities Business Days prior to the applicable Interest Payment Date.

U.S. Government Securities Business Day
Any day other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Reset Date	The first day of each Interest Period.

Following Business Day Convention
The “Following Business Day Convention” means that, if any date for payment of principal or interest in respect of a Note (including any Maturity Date or Interest Payment Date) would otherwise fall on a day that is not a Business Day, such payment shall instead be made on the first following day that is a Business Day.

Loss Determination

General
Risk Period; UTC
“Risk Period” means the period beginning 12:00:00 a.m., UTC, on the day after the Issue Date to and including the earlier of (a) 11:59:59 p.m., UTC, on 30 April 2029 and (b) 11:59:59 p.m., UTC, on the date that is five (5) Business Days prior to the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid.

“UTC” means Coordinated Universal Time.

Applicable Event	“Applicable Event” means an Earthquake Event or an Extreme Precipitation Event, as applicable.

Date of Occurrence
“Date of Occurrence” means (i) with respect to an Earthquake, the date of such Earthquake as reported by the Earthquake Reporting Agency and (ii) with respect to Extreme Precipitation, the first day of the applicable Extreme Precipitation Event Period.

Covered Area	“Covered Area” means, for Earthquake Events, the Earthquake Covered Area; and for Extreme Precipitation Events, the Extreme Precipitation Covered Area.

Earthquake
“Earthquake” means the vibration, sometimes severe, of the earth’s surface (including the ocean bottom) that follows a sudden displacement in the outer rigid shell of the earth. For the avoidance of doubt, each foreshock, main shock and aftershock will be treated as a distinct Earthquake.

Earthquake Event
“Earthquake Event” means an Earthquake (i) with a Date of Occurrence during the Risk Period and (ii) meeting the Earthquake Event Conditions, in each case as confirmed by the Earthquake Event Calculation Agent; provided, however, that if a nuclear explosion reported by any relevant international government agency (such as, for example, the International Atomic Energy Agency, the Nuclear Regulatory Commission or the Preparatory Commission for the Comprehensive Nuclear-Test-Ban Treaty Organization (CTBTO)) has occurred (i) within one (1) hour prior to the Earthquake Occurrence Time of such Earthquake and (ii) within a Distance of ten (10) kilometers from the Epicenter of such Earthquake to the location of such nuclear explosion as reported by such government agency, then such Earthquake will not be an Earthquake Event.

Earthquake Event Conditions; Depth Condition; Earthquake Location Condition; Minimum Magnitude Condition
“Earthquake Event Conditions” means the Depth Condition, Earthquake Location Condition and Minimum Magnitude Condition.

“Depth Condition” means the Depth of the applicable Earthquake must be less than or equal to one-hundred twenty-five (125) kilometers.

“Earthquake Location Condition” means the Location of any Earthquake must be on or within the boundary of an Earthquake Box Location excluding on the northernmost latitude and easternmost longitude boundary of such Earthquake Box Location; provided, that if there is no other Earthquake Box Location contiguous to the northernmost latitudinal or easternmost longitudinal boundary, as applicable, of any Earthquake Box Location, then such northernmost latitudinal or easternmost longitudinal boundary, as applicable, will be considered part of such Earthquake Box Location and will not be excluded; provided, further, that if through the application of the proviso above, the Location of the Earthquake could fall in two different Earthquake Box Locations, the easternmost longitudinal boundary of the relevant Earthquake Box Locations will be excluded.

“Minimum Magnitude Condition” means the requirement that the Magnitude of an Earthquake must be greater than or equal to the lowest moment magnitude associated with a non-zero Earthquake Payout Rate, set forth in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File for the Earthquake Box Location in which the Location of the relevant Earthquake falls.

Earthquake Box Location
“Earthquake Box Location” means a square of size 0.5[o] by 0.5[o] within the Earthquake Covered Area, as applicable, defined as the area formed by the set of four coordinates defined in the Earthquake Data File (each such point’s coordinates given in latitude (+ for north, - for south) and longitude (+ for east, - for west)).

Distance
“Distance” or “D” means the distance in kilometers between two points on the surface of the earth and is calculated as follows:

R = 6,378.1 km

∆lat = lat1 - lat2

∆lon = lon1 - lon2

Where (lon1, lat1) and (lon2, lat2) are the longitude in degrees (+ for east, − for west) and latitude in degrees (+ for north, − for south), respectively, of two points expressed in the “WGS 84” coordinate system and trigonometric input functions are expressed in radians.

Earthquake Covered Area
“Earthquake Covered Area” means the area delineated by the following latitudes and longitudes (and shown by the graphic below), which is within the regions of the Country and neighboring countries: (44.00°, 79.00°), (43.50°, 79.00°), (43.50°, 80.50°), (42.00°, 80.50°), (42.00°, 80.00°), (41.50°, 80.00°), (41.50°, 79.00°), (41.00°, 79.00°), (41.00°, 78.50°), (40.50°, 78.50°), (40.50°, 78.00°), (39.50°, 78.00°), (39.50°, 75.00°), (39.00°, 75.00°), (39.00°, 75.50°), (38.00°, 75.50°), (38.00°, 71.50°), (38.50°, 71.50°), (38.50°, 69.50°), (39.00°, 69.50°), (39.00°, 69.00°), (40.50°, 69.00°), (40.50°, 69.50°), (41.50°, 69.50°), (41.50°, 70.00°), (42.00°, 70.00°), (42.00°, 70.50°), (43.00°, 70.50°), (43.00°, 71.50°), (43.50°, 71.50°), (43.50°, 73.00°), (44.00°, 73.00°).

Earthquake Payout Amount; Aggregate Prior Earthquake Principal Reductions
“Earthquake Payout Amount” means, for each Earthquake Event, the Earthquake Payout Rate for such Earthquake Event multiplied by the Earthquake Sublimit; provided, however, that if the sum of any given Earthquake Payout Amount and the Aggregate Prior Earthquake Principal Reductions as of immediately prior to the payment of such Earthquake Payout Amount would exceed the Earthquake Sublimit, then such Earthquake Payout Amount shall be reduced to an amount (which could be zero (U.S.$0)) so that the sum of such Earthquake Payout Amount so reduced and the Aggregate Prior Earthquake Principal Reductions as of immediately prior to the payment of such Earthquake Payout Amount shall equal the Earthquake Sublimit.

“Aggregate Prior Earthquake Principal Reductions” means, as of any time, the sum of all Earthquake Payout Amounts set forth in each Event Report relating to an Earthquake Event issued by the Earthquake Event Calculation Agent prior to such time.

Earthquake Payout Rate
“Earthquake Payout Rate” means, for each Earthquake Event, the associated percentage identified in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File for the Magnitude of such Earthquake Event and with respect to the Earthquake Box Location in which the Location of such Earthquake Event falls identified in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File.

Daily Rainfall; Snow-adjusted Daily Rainfall; 21-day Snow-adjusted Rainfall; Extreme Precipitation Level
“Daily Rainfall” in respect of any Extreme Precipitation Location on any given calendar day means the sum of each of the hourly rainfall amount identified by the variable “Total precipitation” as reported by the Extreme Precipitation Reporting Agency for any given hour that falls within such day in respect of such Extreme Precipitation Location, provided that, in the case of Extreme Precipitation Event Parameters reported by the Primary Extreme Precipitation Reporting Agency, such hourly rainfall amounts will be filtered to remove snowfall amounts as described in the Extreme Precipitation Event Calculation Agent Agreement.
“Snow-adjusted Daily Rainfall” in respect of any Extreme Precipitation Location on any given calendar day means the Daily Rainfall in respect of such Extreme Precipitation Location on such day, adjusted by the applicable seasonal snow adjustment as described in the Extreme Precipitation Event Calculation Agent Agreement.

“21-day Snow-adjusted Rainfall” in respect of any Extreme Precipitation Location on any Extreme Precipitation Date means the sum of each Snow-adjusted Daily Rainfall for twenty-one (21) calendar days during the consecutive twenty-one (21)-day period ending on such Extreme Precipitation Date.

“Extreme Precipitation Level” in respect of any Extreme Precipitation Location on any Extreme Precipitation Date means the sum of all 21-day Snow-adjusted Rainfall in respect of such Extreme Precipitation Location and each of its directly neighboring grid cells as identified in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File, which would form a 3 x 3 grid with such Extreme Precipitation Location in the middle; for the avoidance of doubt, such neighboring grid in respect of an Extreme Precipitation Location on the boundary of the Extreme Precipitation Covered Area may include one or more neighboring grid cells that may fall outside of the Extreme Precipitation Covered Area.

Extreme Precipitation Location
“Extreme Precipitation Location” means each 0.25° latitude–longitude grid cell reflecting the granularity of the Primary Extreme Precipitation Reporting Agency as identified in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File.

Extreme Precipitation Covered Area
“Extreme Precipitation Covered Area” means the geographic area corresponding to the national boundary of the Country, as represented by the country flag variable as “True” in the “KGZ” column of the “GRID DATA” spreadsheet within the Extreme Precipitation Data File.

Extreme Precipitation Event
“Extreme Precipitation Event” means the Extreme Precipitation Index Value in respect of any given Extreme Precipitation Event Period exceeding 0.85.

Once an Extreme Precipitation Event is determined to have occurred, such Extreme Precipitation Event shall be deemed the first and only Extreme Precipitation Event for the Notes, and no determination shall be conducted with respect to any additional Extreme Precipitation Event thereafter.

Extreme Precipitation Event Period; Extreme Precipitation Affected Location
“Extreme Precipitation Event Period” means the twenty-one (21) calendar day period (i) starting on the Extreme Precipitation Date that (x) is not included in any previously commenced Extreme Precipitation Event Period and (y) has at least one (1) Extreme Precipitation Affected Location on such day, and (ii) continuing for the following consecutive twenty (20) calendar days thereafter.

For the avoidance of doubt, only one Extreme Precipitation Event Period may occur in respect of any given Extreme Precipitation Date, and an Extreme Precipitation Event Period may only commence during the Risk Period but can extend beyond the end of the Risk Period if such an Extreme Precipitation Event Period has commenced before but not concluded when the Risk Period expires.
“Extreme Precipitation Affected Location” on any given Extreme Precipitation Date means any Extreme Precipitation Location where the Extreme Precipitation Level for such Extreme Precipitation Location equals or exceeds the lowest threshold identified as the “q1_snow” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File for such Extreme Precipitation Location.

Extreme Precipitation Index Value; Extreme Precipitation Index
“Extreme Precipitation Index Value” means, in respect of any given Extreme Precipitation Event Period, a value determined by the Extreme Precipitation Event Calculation Agent as follows:

(I) for each Extreme Precipitation Date included in such Extreme Precipitation Event Period:

(a) for each Extreme Precipitation Location:

(i) one of the following amount:

(A) in case the Extreme Precipitation Level is less than the lowest threshold identified as the “q1_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: zero (0);

(B) in case the Extreme Precipitation Level is equal to or exceeds the lowest threshold identified as the “q1_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File but is less than the highest threshold identified as the “q2_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: 50%; or

(C) in case the Extreme Precipitation Level is equal to or exceeds the highest threshold identified as the “q2_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: 100%,

(ii) multiplying the result of step (i) with the product of a population weighting amount identified as the “KGZ_popfrac” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File times the result of step (i) times the slope adjustment amount identified as the “terrain_mod” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File, in each case for such Extreme Precipitation Location;

(b) finally, summing the result of (ii) of each Extreme Precipitation Location included in the Extreme Precipitation Covered Area (such result, the “Extreme Precipitation Index”) in respect of such Extreme Precipitation Date; and

(II) the Extreme Precipitation Index Value in respect of such Extreme Precipitation Event Period will equal the highest Extreme Precipitation Index for any Extreme Precipitation Date included in such Extreme Precipitation Event Period.

Extreme Precipitation Payout Amount
“Extreme Precipitation Payout Amount” means for an Extreme Precipitation Event, the Extreme Precipitation Sublimit. For the avoidance of doubt, the Extreme Precipitation Payout Amount shall be payable no more than once during the term of the Notes.

Data Collection

Reporting Agency; Primary Reporting Agency; Back-up Reporting Agency; Earthquake Reporting Agency; Primary Earthquake Reporting Agency; Back-up Earthquake Reporting Agency; Extreme Precipitation Reporting Agency; Primary Extreme Precipitation Reporting Agency; Back-up Extreme Precipitation Reporting Agency

A “Reporting Agency” is an Earthquake Reporting Agency or an Extreme Precipitation Reporting Agency, as the case may be.

A “Primary Reporting Agency” is the Primary Earthquake Reporting Agency or the Primary Extreme Precipitation Reporting Agency, as the case may be.

A “Back-up Reporting Agency” is a Back-up Earthquake Reporting Agency or a Back-up Extreme Precipitation Reporting Agency, as the case may be.

“Earthquake Reporting Agency” means the Primary Earthquake Reporting Agency; provided, that if a Potential Reporting Agency Failure occurs in respect of a potential Earthquake Event, then the term “Earthquake Reporting Agency” shall refer to either the Primary Earthquake Reporting Agency or a Back-up Earthquake Reporting Agency. The process for determining which Earthquake Reporting Agency is to provide the applicable Event Parameters for an Earthquake is described in “—Maturity and Extension; Redemption Terms—Reporting Agency Failure Event; Potential Reporting Agency Failure; Reporting Agency Failure; Event Parameters Acquisition Period; Event Parameters Acquisition Period Extension Notice; Calculation Date; Earthquake Calculation Date; Deemed Earthquake Calculation Date; Extreme Precipitation Calculation Date; Extreme Precipitation Date”.

“Primary Earthquake Reporting Agency” means the GFZ Potsdam (Geofon) or any successor thereof.

“Back-up Earthquake Reporting Agency” means the following entities or any successors thereof, in the following order of priority: (i) Euro-Mediterranean Seismological Centre; (ii) United States Geological Survey; and (iii) Istituto Nazionale di Geofisica e Vulcanologia.

“Extreme Precipitation Reporting Agency” means the Primary Extreme Precipitation Reporting Agency; provided, that if a Potential Reporting Agency Failure occurs in respect of a potential Extreme Precipitation Event, then the term “Extreme Precipitation Reporting Agency” shall refer to either the Primary Extreme Precipitation Reporting Agency or a Back-up Extreme Precipitation Reporting Agency. The process for determining which Extreme Precipitation Reporting Agency is to provide the applicable Event Parameters for an Extreme Precipitation Event is described in “—Maturity and Extension; Redemption Terms—Reporting Agency Failure Event; Potential Reporting Agency Failure; Reporting Agency Failure; Event Parameters Acquisition Period; Event Parameters Acquisition Period Extension Notice; Calculation Date; Extreme Precipitation Calculation Date; Extreme Precipitation Date”.
“Primary Extreme Precipitation Reporting Agency” means the European Centre for Medium-Range Weather Forecasts (“ECMWF”) or any successor thereof.
“Back-up Extreme Precipitation Reporting Agency” means the National Aeronautics and Space Administration Global Precipitation Measurement (“GPM”) mission or any successor thereof.

Event Parameters	“Event Parameters” means either Earthquake Event Parameters or Extreme Precipitation Event Parameters, as the case may be.

Event Parameters Date
“Event Parameters Date” means either an Earthquake Event Parameters Date or Extreme Precipitation Event Parameters Date, as the case may be. Any data released or revised or after the related Event Parameters Date will be disregarded by the applicable Event Calculation Agent when determining any Payout Amounts related to the Applicable Event.

Earthquake Event Parameters
“Earthquake Event Parameters” with respect to any potential Earthquake Event means the Earthquake Occurrence Time, Date of Occurrence, Magnitude, Epicenter, Depth, Hypocenter and Location of such potential Earthquake Event, in each case as most recently reported by the Earthquake Reporting Agency with respect to such potential Earthquake Event on or prior to the Earthquake Event Parameters Date.

Earthquake Event Parameters Date
“Earthquake Event Parameters Date” means, with respect to any potential Earthquake Event, the date on which the Earthquake Event Calculation Agent obtains or determines the Earthquake Event Parameters in respect of such potential Earthquake Event from the Earthquake Reporting Agency. Any data released or revised after the related Earthquake Event Parameters Date will be disregarded by the Earthquake Event Calculation Agent when determining any Earthquake Payout Amounts related to such potential Earthquake Event.

Earthquake Occurrence Time	“Earthquake Occurrence Time” means the time of occurrence of an Earthquake as reported by the Earthquake Reporting Agency with respect to such Earthquake.

Depth
“Depth” means the vertical distance from the Hypocenter of the Earthquake to the Epicenter specified as a number of kilometers, as reported by the Earthquake Reporting Agency with respect to such Earthquake, or if such Earthquake Reporting Agency reports such distance but does not report such distance in kilometers, then such distance specified as a number of kilometers calculated by the Earthquake Event Calculation Agent by performing the relevant conversion.

Location
“Location” means the latitude and longitude coordinates of the Epicenter of an Earthquake defined in terms of degrees, as reported by, and at the precision reported by, the Earthquake Reporting Agency with respect to such Earthquake.

Epicenter
“Epicenter” means the point on the surface of the earth, whether on land or on the ocean bottom, as reported by the Earthquake Reporting Agency with respect to the relevant Earthquake, directly above the related Hypocenter.

Hypocenter	“Hypocenter” means the point at which the sudden displacement (rupture) that generates an Earthquake is initiated.

Magnitude
“Magnitude” means a measure of the total seismic energy radiated from an Earthquake rupture. Magnitude will mean the moment magnitude as reported by the Earthquake Reporting Agency (including by reports made publicly available by such Earthquake Reporting Agency, if it does not itself report on the moment magnitude scale) and rounded to the nearest tenth or, if the Earthquake Reporting Agency does not report on the moment magnitude scale, as calculated by the Earthquake Event Calculation Agent by performing a conversion as detailed in the Earthquake Event Calculation Agent Agreement.

Extreme Precipitation Event Parameters
“Extreme Precipitation Event Parameters” with respect to any potential Extreme Precipitation Event means the hourly meteorological data aggregated to daily totals of rainfall and snowfall, and daily means of 2m air temperature, in each case as reported by the Extreme Precipitation Reporting Agency with respect to such potential Extreme Precipitation Event on or prior to the applicable Extreme Precipitation Event Parameters Date.

Extreme Precipitation Event Parameters Date
“Extreme Precipitation Event Parameters Date” means, with respect to any potential Extreme Precipitation Event, the date on which the Extreme Precipitation Event Calculation Agent obtains or determines the Extreme Precipitation Event Parameters in respect of such potential Extreme Precipitation Event from the Extreme Precipitation Reporting Agency. Any data revised or released after the related Extreme Precipitation Event Parameters Date will be disregarded by the Extreme Precipitation Event Calculation Agent when determining whether an Extreme Precipitation Event has occurred.

Event Reporting

Notice of Applicable Event
“Notice of Applicable Event” means a Notice of Earthquake Event or a Notice of Extreme Precipitation Event, as the case may be.

“Notice of Earthquake Event” means a written notice in a form substantially similar to the form attached as Exhibit A to the Earthquake Event Calculation Agent Agreement delivered by ADB to the Earthquake Event Calculation Agent (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) stating that a potential Earthquake Event has occurred and requesting the Earthquake Event Calculation Agent to give an Event Report with respect thereto.

“Notice of Extreme Precipitation Event” means a written notice in a form substantially similar to the form attached as Exhibit A to the Extreme Precipitation Event Calculation Agent Agreement delivered by the Extreme Precipitation Event Calculation Agent to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) stating that an Extreme Precipitation Event Period commenced and that the Extreme Precipitation Event Calculation Agent will proceed with issuing an Event Report with respect thereto. The Extreme Precipitation Event Calculation Agent shall give such notice no later than two (2) Business Days after the Extreme Precipitation Event Parameters Date in respect of the first day of such Extreme Precipitation Event Period.

Event Report
“Event Report” means, (i) with respect to a potential Earthquake Event, a report substantially similar in form to Exhibit B to the Earthquake Event Calculation Agent Agreement, given to ADB (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) by the Earthquake Event Calculation Agent based on the Earthquake Event Parameters, and (ii)  with respect to a potential Extreme Precipitation Event, a report substantially similar in form to Exhibit B to the Extreme Precipitation Event Calculation Agent Agreement, given to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) by the Extreme Precipitation Event Calculation Agent based on the Extreme Precipitation Event Parameters.

The Event Report for each potential Earthquake Event shall (i) confirm whether such Earthquake Event has or has not occurred, (ii) include a calculation (and its components) of the Earthquake Payout Amount (which may be zero (U.S.$0)), (iii) specify the amount of the Principal Reduction (if any) to be applied to the Notes on the first Principal Reduction Date that is at least five (5) Business Days following the date on which such Event Report is delivered by the Earthquake Event Calculation Agent, assuming that no further Event Report in respect of such Principal Reduction Date is delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (iv) specify the Outstanding Nominal Amount (after giving effect to (x) the Principal Reduction, if any, on the relevant Principal Reduction Date, assuming that no further Event Reports in respect of such Principal Reduction Date are delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (y) the Principal Reduction, if any, set forth on any Event Report relating to an Extreme Precipitation Event received prior to the date of such Event Report to the extent not reflected in the Outstanding Nominal Amount of the Notes), in each case in accordance with the provisions hereof and of the Earthquake Event Calculation Agent Agreement. The Earthquake Event Calculation Agent shall give such Event Report to ADB (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) no later than five (5) Business Days after the later of (i) the applicable Event Parameters Date and (ii) the date on which the Earthquake Event Calculation Agent receives the relevant Notice of Earthquake Event; provided, that any such report given to ADB with respect to a potential Earthquake Event at any time after the fifth (5th) Business Day preceding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid shall not be deemed to be an Event Report.

The Event Report for each potential Extreme Precipitation Event shall (i) confirm whether an Extreme Precipitation Event has or has not occurred, (ii) if an Extreme Precipitation Event is determined to have occurred, specify the Extreme Precipitation Payout Amount and the amount of the Principal Reduction, both of which shall be equal to the Extreme Precipitation Sublimit, to be applied to the Notes on the first Principal Reduction Date that is at least five (5) Business Days following the date on which such Event Report is delivered by the Extreme Precipitation Event Calculation Agent, assuming that no further Event Report in respect of such Principal Reduction Date is delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (iii) specify the Outstanding Nominal Amount (after giving effect to (x) the Principal Reduction, if any, on the relevant Principal Reduction Date, assuming that no further Event Reports in respect of such Principal Reduction Date are delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (y) the Principal Reduction, if any, set forth on any Event Report relating to an Earthquake Event received prior to the date of such Event Report to the extent not reflected in the Outstanding Nominal Amount of the Notes), in each case in accordance with the provisions hereof and of the Extreme Precipitation Event Calculation Agent Agreement. The Extreme Precipitation Event Calculation Agent shall give such Event Report to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) no later than five (5) Business Days after the earlier of (A) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is the last day of the applicable Extreme Precipitation Event Period and (B) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is the first day within the applicable Extreme Precipitation Event Period on which the Extreme Precipitation Index Value exceeds the applicable threshold as a result of which an Extreme Precipitation Event occurs; provided, that any such report given to ADB with respect to a potential Extreme Precipitation Event at any time after the fifth (5th) Business Day preceding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid shall not be deemed to be an Event Report.

For the avoidance of doubt, if a Potential Event Calculation Agent Failure occurs and a replacement event calculation agent is engaged, such replacement may gather the relevant Event Parameters, perform the necessary calculations and produce an Event Report on dates other than as specified herein, and accordingly, the relevant Calculation Date may be adjusted as needed.
All calculations and determinations made by the applicable Event Calculation Agent in an Event Report shall be final and binding on ADB and holders and beneficial owners of the Notes, absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site. If, prior to the date which is three (3) Business Days following the date on which an Event Report is first made available on the Site, ADB receives a written notice identifying a potential manifest error in such Event Report, then as soon as practicable, but in no event later than two (2) Business Days following receipt of such notice, ADB will, in consultation with the applicable Event Calculation Agent, determine whether such potential manifest error constitutes a manifest error.  If ADB determines that such potential manifest error constitutes a manifest error: (i) ADB will, as soon as reasonably practicable, publish a notice of its determination on the Site, (ii) the relevant Event Report will not be effective, and (iii) no Principal Reduction will occur to the extent attributable to such Event Report. The applicable Event Calculation Agent Agreement will provide that, if ADB so determines that an Event Report contains a manifest error, the applicable Event Calculation Agent will give an amended and restated Event Report to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) as soon as reasonably practicable. Any Principal Reduction or portion thereof that does not occur due to a determination by ADB that the relevant Event Report contains a manifest error shall occur in accordance with the terms and conditions set forth herein when such manifest error has been cured by an amended and restated Event Report delivered by the applicable Event Calculation Agent to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent).

Event Calculation Agent; Earthquake Event Calculation Agent; Extreme Precipitation Event Calculation Agent	“Event Calculation Agent” means:

	(i)	for Earthquake Events: AIR Worldwide Corporation (“AIR”) shall be appointed as earthquake event calculation agent (the “Earthquake Event Calculation Agent”) pursuant to the event calculation agent agreement between AIR and ADB for Earthquake Events; and

	(ii)	for Extreme Precipitation Events: JBA Risk Management Limited (“JBA”) shall be appointed as extreme precipitation event calculation agent (the “Extreme Precipitation Event Calculation Agent”) pursuant to the event calculation agent agreement between JBA and ADB for Extreme Precipitation Events;

provided, however, that in case of a Potential Event Calculation Agent Failure, ADB has the right to appoint another person that is reasonably satisfactory to, and unaffiliated with, ADB as the applicable Event Calculation Agent for such purpose, subject to the terms of the applicable Event Calculation Agent Agreement.

Any references to an Event Calculation Agent herein means one of the above mentioned agents, as applicable, or any successor or permitted assign thereof under the applicable Event Calculation Agent Agreement.

Event Calculation Agent Agreement; Earthquake Event Calculation Agent Agreement; Extreme Precipitation Event Calculation Agent Agreement
“Event Calculation Agent Agreement” means the Earthquake Event Calculation Agent Agreement or the Extreme Precipitation Event Calculation Agent Agreement, as the case may be.

“Earthquake Event Calculation Agent Agreement” means the event calculation agent agreement between the Earthquake Event Calculation Agent and ADB, dated on or prior to the Issue Date (as amended or modified in accordance therewith).

“Extreme Precipitation Event Calculation Agent Agreement” means the event calculation agent agreement between the Extreme Precipitation Event Calculation Agent and ADB, dated on or prior to the Issue Date (as amended or modified in accordance therewith).

ALL CALCULATIONS AND DETERMINATIONS MADE BY THE APPLICABLE EVENT CALCULATION AGENT IN AN EVENT REPORT SHALL BE FINAL AND BINDING ON ADB AND HOLDERS AND BENEFICIAL OWNERS OF THE NOTES, ABSENT MANIFEST ERROR THAT IS IDENTIFIED IN A WRITTEN NOTICE RECEIVED BY ADB PRIOR TO THE DATE WHICH IS THREE (3) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH EVENT REPORT IS FIRST MADE AVAILABLE ON THE SITE (AS DEFINED UNDER THE HEADING “AVAILABLE INFORMATION”).

Risk Transfer Agreement

Risk Transfer Agreement
On or prior to the Issue Date the Country will enter into a risk transfer agreement with ADB (the “Risk Transfer Agreement”). The Risk Transfer Agreement will provide for payments by ADB to the Country in the amount of any Principal Reduction.  The Risk Transfer Agreement will require payment of a premium by the Country to ADB on the Issue Date. An amount equal to such premium payment will be made available to the Country pursuant to a grant agreement relating to the Notes (the “DRB Grant Agreement”), the proceeds of which will be applied by the Country to its payment of the premium on the Issue Date as required under the Risk Transfer Agreement. The Risk Transfer Agreement is subject to early termination based on specified events relating to changes of law and defaults by the Country or ADB, and such an early termination would result in redemption of the Notes. See “—The Notes—Maturity and Extension; Redemption Terms—Risk Transfer Termination Event” and “The Risk Transfer Transaction”.

Manner of Offering

Transfer Restrictions
The Notes are being offered, and may be reoffered and sold, only to investors who (i) are “qualified institutional buyers” (“Qualified Institutional Buyers”) as defined in Rule 144A (“Rule 144A”) under the United States Securities Act of 1933, as amended (“Securities Act”);  (ii) are residents of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction; and (iii)  meet the other requirements set forth under “Notice to Investors—Representations of Purchasers”.

Permitted U.S. Jurisdictions
“Permitted U.S. Jurisdictions” means The District of Columbia and all states of the United States, except for the states of Hawaii, Montana and Nevada. No U.S. territory shall be a Permitted U.S. Jurisdiction.

Permitted Non-U.S. Jurisdictions
“Permitted Non-U.S. Jurisdictions” means Argentina, Australia, Austria, Bahrain, Barbados, Belgium, Bermuda, British Virgin Islands, Canada (the provinces of British Columbia, Ontario and Quebec only), Cayman Islands, China, Denmark, Dubai International Financial Centre, France, Germany, Guernsey, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Liechtenstein, Luxembourg, Mexico, The Netherlands, New Zealand, Norway, Portugal, Republic of Korea, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

The designation of a jurisdiction as a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction relates solely to the characterization of the Notes for certain insurance law purposes.

Specified Denominations
The Notes will be issued only in denominations of U.S.$250,000 and integral multiples of U.S.$1,000 in excess thereof (the “Specified Denominations”).
The Specified Denominations of the Notes shall remain constant from the Issue Date through the Maturity Date irrespective of any Principal Reduction or Partial Repayment.

Form of Notes
ADB will issue the Notes as registered securities in the form of a global certificate, which will be held by a common depositary for Euroclear Bank S.A./N.V., and Clearstream Banking, Luxembourg, société anonyme.

ISIN	XS3356128176

Common Code	335612817

Other Provisions

Tax Consequences	As specified herein under “Taxation” beginning on page PS-50 and “Tax Matters” in the accompanying Prospectus.

Benefit Plan Investor Considerations	As specified herein under “Benefit Plan Investor Considerations” beginning on page PS-53.

Record Date	Interest on the Notes shall be paid to the person shown on the Register (as defined in the Prospectus) at the close of business on the calendar day before the due date for payment thereof.

Global Agent, Paying Agent, Registrar and Transfer Agent	Citibank, N.A., London Branch

Calculation Agent	Citibank, N.A., London Branch

Business Day
“Business Day” means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

Risk Factors
Prospective investors should consider carefully the information set forth under the caption “Additional Risk Factors” herein and all other information set forth in this Prospectus Supplement before making any investment in the Notes.

ADDITIONAL RISK FACTORS

An investment in the Notes entails significant risks. Investors should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page 12 of the Prospectus and in the “Additional Risk Factors” section on page S-3 of the Capital at Risk Notes Prospectus Supplement dated 1 April 2026.

An investment in the Notes is speculative and involves a high degree of risk.

The Notes are complex speculative instruments and are intended for sale only to investors capable of understanding and assuming the high risks entailed in such instruments. Potential investors are strongly encouraged to consult with their financial, legal, actuarial and tax advisors before making any investment decision in respect of the Notes.

Noteholders may lose all or a portion of their investment.

The Noteholders could lose all or a portion of the principal of, and interest on, the Notes, if during the Risk Period there are one or more Applicable Events resulting in Principal Reductions for the Notes. The possibility of the occurrence of one or more Applicable Events that result in Principal Reductions, and the frequency and severity of any such Applicable Events, are inherently unpredictable and, therefore, the risk of loss to Noteholders cannot be predicted. Furthermore, holders of the Notes are exposed to the credit risk of ADB. Any failure of ADB to make a payment on the Notes, whether due to the creditworthiness of ADB or for any other reason, may result in a loss to holders of the Notes.

The Notes are linked to the performance of an interest rate index (i.e., Compounded SOFR), as applied to a principal amount that may decrease. Accordingly, the Notes are subject to risks that are not associated with a conventional debt security, which may result in the reduction of the interest and/or principal payable on the Notes.

Interest payable on the Notes is determined by reference to an interest rate index (i.e., Compounded SOFR), as applied to a principal amount that may decrease. An investment in the Notes entails significant risks not associated with investments in conventional debt securities, including the risk that the resulting interest rate will be less than that payable on a fixed rate security issued by ADB at the same time and that the investor could lose all or a substantial portion of the principal of the Notes. The secondary market for the Notes, if any, will be affected by a number of factors independent of the creditworthiness of ADB and the value of the applicable interest rate index, including the volatility of such interest rate index, the method of calculating the index, the time remaining to the maturity of the Notes, the Outstanding Nominal Amount of the Notes, market interest rates and the occurrence or expected occurrence of Applicable Events and any associated Principal Reductions or expected Principal Reductions. The value of the applicable interest rate index should not be taken as an indication of the future performance of such interest rate index during the term of the Notes.

SOFR has a limited history, and its historical performance is not indicative of future performance.

The Federal Reserve Bank of New York began to publish SOFR in April 2018. Although the Federal Reserve Bank of New York has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018. The level of SOFR over the term of the Notes may bear little or no relation to the historical level of SOFR. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the Notes may be inferred from any of the hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or the Notes. Changes in the levels of SOFR will affect Compounded SOFR and, therefore, the return on the Notes and the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or Compounded SOFR will be positive.

Compounded SOFR with respect to a particular Interest Period will only be capable of being determined near the end of the relevant Interest Period.

The level of Compounded SOFR applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the Interest Determination Date for such Interest Period. Because each such date is near the end of such Interest Period, you will not know the amount of interest payable with respect to a particular Interest Period until shortly prior to the related Specified Interest Payment Date or Redemption Amount Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Specified Interest Payment Date or Redemption Amount Payment Date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.

The SOFR Index may be modified or discontinued and the Notes may bear interest by reference to a rate other than Compounded SOFR, which could adversely affect the value of the Notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than ADB, and ADB has no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index in its sole discretion and without notice. Compounded SOFR for any Interest Period will not be adjusted for any modifications or amendments to the SOFR Index that the Federal Reserve Bank of New York may publish after Compounded SOFR for that Interest Period has been determined.

If ADB determines that a Benchmark Transition Event (as that term is set forth in the Pricing Supplement) and its related Benchmark Replacement Date (as that term is set forth in the Pricing Supplement) have occurred in respect of the SOFR Index or SOFR itself, then the interest payable on the Notes for any Interest Period will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which is referred to as a “Benchmark Replacement,” as further described in Annex I (“Effect of a Benchmark Transition Event”) to the Pricing Supplement.

If a particular Benchmark Replacement (as that term is set forth in the Pricing Supplement) or Benchmark Replacement Adjustment (as that term is set forth in the Pricing Supplement) cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (as that term is set forth in the Pricing Supplement), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, ADB itself. In addition, the terms of the Notes expressly authorize ADB to make Benchmark Replacement Conforming Changes (as that term is set forth in the Pricing Supplement) with respect to, among other things, changes to the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest payable on the Notes for any Interest Period by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

The Calculation Agent will make certain determinations with respect to the Notes, and ADB may exercise subjective discretion with respect to Compounded SOFR or replacements thereof.

The Calculation Agent will make certain determinations with respect to the Notes as further described under Paragraph 17 (“Floating Rate Note Provisions”) of the Pricing Supplement. Any determination, decision or election pursuant to the benchmark replacement provisions will be made by ADB. Any of these determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes. Moreover, certain determinations to be made by ADB may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

The maturity of the Notes may be extended.

In certain circumstances, an Extension Event may occur with respect to all or a portion of the Notes, resulting in one or more Extension Periods for the Notes. In the case of where a Partial Extension Notice is given, interest during the relevant Extension Period will only be payable on that portion of the Notes that has been extended and not on that portion of the Notes that has been redeemed and has not been extended. Whether an Extension Event will occur with respect to all or a portion of the Notes is unpredictable. Interest payable on the Notes during the Extension Periods will no longer include the applicable Risk Margin that was effective prior to the Extension Periods, but rather will include a reduced Risk Margin.

The Notes may be redeemed before the Scheduled Maturity Date, including in circumstances where the Risk Transfer Agreement is terminated.

If a Mandatory Redemption Event occurs with respect to the Notes, the Notes may be redeemed in full or in part prior to the Scheduled Maturity Date. A Mandatory Redemption Event may result from a Reporting Agency Failure Event (as discussed under “Overview—Maturity and Extension; Redemption Terms—Reporting Agency Failure Event”) or an Event Calculation Agent Failure Event (as discussed under “Overview—Maturity and Extension; Redemption Terms—Event Calculation Agent Failure Event”), in each case under either Event Calculation Agent Agreement. Upon the occurrence of a Reporting Agency Failure Event or Event Calculation Agent Failure Event under the Earthquake Event Calculation Agent Agreement, the Outstanding Nominal Amount of Notes equal to the Earthquake Sublimit, to the extent not previously reduced by any Principal Reduction on account of any Earthquake Event prior to such redemption, will be redeemed.  Upon the occurrence of a Reporting Agency Failure Event or Event Calculation Agent Failure Event under the Extreme Precipitation Event Calculation Agent Agreement, the Outstanding Nominal Amount of Notes equal to the Extreme Precipitation Sublimit, to the extent not previously reduced by any Principal Reduction on account of any Extreme Precipitation Event prior to such redemption, will be redeemed.

A Mandatory Redemption Event may also result from a Risk Transfer Termination Event, which may be triggered by certain events with respect to the Risk Transfer Agreement, including by certain defaults of ADB or the Country thereunder, or by changes in applicable laws as described in the Risk Transfer Agreement. See “Overview—Maturity and Extension; Redemption Terms—Risk Transfer Termination Event” and “The Risk Transfer Transaction”. Accordingly, any such Risk Transfer Termination Event may result in the early redemption of the Notes in full.

Under the Risk Transfer Agreement, certain amendments to, changes in, issuances of, or clarifications of the laws of the Country may constitute a “Change of Law”, and could result in a Full Mandatory Redemption Event with respect to the Notes. Accordingly, the Country may have an ability to cause a Full Mandatory Redemption Event to occur with respect to the Notes.

If the Notes are redeemed in full or in part prior to the Scheduled Maturity Date, holders of the Notes will not have the opportunity to continue to accrue and be paid interest after the applicable redemption date with respect to the Notes so redeemed. Such holders may have to reinvest any amount received as a result of such redemption in a lower interest rate environment and may be unable to reinvest any such amount in investments with a yield equal to or greater than the yield of the Notes.

The market for the Notes, if one exists, may be highly volatile, and the liquidity of the Notes may be limited.

There is currently no secondary market for the Notes, and one might never develop. Neither the Initial Purchaser nor any of its respective affiliates is under any obligation to make a market in the Notes, and to the extent that such market making is commenced, it may be discontinued at any time. The Notes will be issued only in denominations of U.S.$250,000 and integral multiples of U.S.$1,000 in excess thereof.

There can be no assurance that a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, the price for which Noteholders can sell the Notes in the secondary market may exhibit substantial volatility before, during or after the occurrence of any Applicable Event or potential Applicable Event.

Any secondary market may not provide significant liquidity and may not continue until the Notes is redeemed. Transaction costs in any secondary market could be high. In addition, if an Applicable Event (or potential Applicable Event or other significant natural peril catastrophe) occurs, the liquidity of the Notes may be materially impaired. As a result, the difference between bid and ask prices for the Notes in any secondary market could be substantial. If Noteholders sell their Notes before maturity, such Noteholders may have to do so at a discount from the initial Issue Price, and, as a result, such Noteholders may suffer substantial losses.

The market value of the Notes may also be affected if ADB or debt issued under ADB’s Global Medium-Term Note Program is downgraded by any nationally recognized statistical rating organization or if the market experiences limited liquidity. The market value of the Notes may also exhibit substantial volatility if a sizeable other material peril event occurs that affects the insurance or reinsurance industry.

The return on the Notes may be lower than the return on a standard debt security of comparable maturity.

The return that a Noteholder will receive on the Notes, which could be negative, may be less than the return such Noteholder could earn on other investments. Even if a Noteholder’s return is positive, such Noteholder’s return may be less than the return such Noteholder would earn if such Noteholder bought a conventional senior debt security of ADB with the same maturity date. A Noteholder’s investment may not reflect the full opportunity cost to such Noteholder when such Noteholder takes into account factors that affect the time value of money. Unlike conventional debt securities, if one or more Applicable Events occur with respect to the Notes a Noteholder holds, such Noteholder may not receive full repayment of principal at maturity with respect to the Notes.

Investment in the Notes may not be legal for all investors.

Investors should consult their own legal advisors in determining whether and to what extent the Notes constitute legal investments for such investors and whether and to what extent the Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of the Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include the Notes. Investors should review and consider such restrictions prior to investing in the Notes.

Changes in creditworthiness of ADB’s borrowers may affect the financial condition of ADB.

ADB extends loans to and guarantees obligations of its developing member countries and other public sector borrowers (with a member country guarantee) and also extends loans and guarantees to and makes investments in private sector companies that support economic development in ADB’s developing member countries. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of borrowers and their ability to repay their obligations and may also affect the value of ADB’s equity investments.

Various restrictions are applicable to the transfer of the Notes.

The Notes may be reoffered and sold only to investors who (i) are Qualified Institutional Buyers as defined in Rule 144A under the Securities Act; (ii) are residents of, and purchasing and holding the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction (as defined in “Overview—Manner of Offering—Transfer Restrictions”) and (iii) meet the other requirements set forth under “Notice to Investors—Representations of Purchasers” at page PS-57. The Notes will not be registered under the Securities Act or any state or foreign securities laws, and transfers of Notes are subject to substantial contractual and legal restrictions. In particular, a Noteholder may not sell or offer to sell the Notes in or into any state or jurisdiction of the United States other than the Permitted U.S. Jurisdictions or in or into any jurisdiction outside of the United States other than the Permitted Non-U.S. Jurisdictions. See “—Legal interpretations and requirements in Permitted U.S. Jurisdictions and Permitted Non-U.S. Jurisdictions are subject to change” below. Given the risks associated with an investment in the Notes and the restrictions on transfer, investors may have difficulty locating Qualified Institutional Buyers in Permitted U.S. Jurisdictions or Permitted Non-U.S. Jurisdictions willing to purchase Notes from them. Consequently, a Noteholder may not be able to liquidate its investment readily, and the Notes may not be readily accepted as collateral for loans. Prospective investors should proceed on the assumption that they may have to bear the economic risk of an investment in the Notes until their maturity.

Legal interpretations and requirements in Permitted U.S. Jurisdictions and Permitted Non-U.S. Jurisdictions are subject to change.

The laws and regulations of the Permitted U.S. Jurisdictions and the Permitted Non-U.S. Jurisdictions contain broad definitions of the activities that may constitute the conduct of the business of insurance in such jurisdictions. The terms of the Notes are such that they could be construed to constitute insurance or reinsurance contracts in these jurisdictions, insofar as they expose the holders to certain insurance or reinsurance related risks, and accordingly subject the investor to regulation as a provider of insurance or reinsurance coverage.

The offering has been designed so that, in each of the Permitted U.S. Jurisdictions and Permitted Non-U.S. Jurisdictions, investors in the Notes should not be required solely by reason of such investment to be licensed as an insurer or reinsurer in such state or jurisdiction. This approach is based upon market conventions for securities of other issuers having characteristics similar to the Notes and interpretations (either written or oral) provided by the staff of the insurance regulatory body or in certain cases local counsel in such states and jurisdictions with respect to securities of other issuers having similar characteristics to the Notes. Such interpretations were issued years ago (in most cases, more than twenty years ago) and have not been and will not be updated in connection with the offering of the Notes. Insurance regulatory authorities have broad discretionary powers to modify or withdraw regulatory interpretations, and such interpretations and the written advice of counsel received with respect to the laws of the Permitted U.S. Jurisdictions and the Permitted Non-U.S. Jurisdictions are not binding on a court or any third party and may be subject to challenge in administrative or judicial proceedings. There can be no assurance that such interpretations and advice will remain in effect or as to the outcome of any such third-party challenge. Noteholders are not and will not be permitted to transfer Notes into a jurisdiction that is not a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

Any person who holds any interest in the Notes, who does not reside and hold such interest in a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction, may be forced to transfer such interest to a person in a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

The market for unrated securities is subject to disruptions that could have an adverse effect on the market price of the Notes.

The Notes are not rated. As a result, holders of the Notes bear the risks associated with an investment in unrated debt. Generally, the market for unrated securities has been subject to increased volatility in the prices of such securities and reduced liquidity for the holders of such securities.

There can be no assurance that the Country will make disbursements in accordance with the standard operating procedures described in the “The Risk Transfer Transaction” section in an amount equal to the proceeds under the Risk Transfer Agreement.

Under the Risk Transfer Agreement, the Country agreed that payments it receives from ADB upon a Principal Reduction shall be paid to vulnerable persons in the Country in accordance with standard operating procedures acceptable to ADB and adopted prior to issue of the Notes. However, no assurance can be provided that the Country will make disbursements in accordance with such procedures in an amount equal to the proceeds under the Risk Transfer Agreement. Even if the Country does make disbursements in accordance with such procedures in such amount, there can be no assurance as to the fairness, equity, efficiency and/or timeliness of payment to vulnerable persons in the Country.  Any failure by the Country to comply with such procedures or to make disbursements in such amount does not constitute or give rise to a breach or an event of default under the Notes.

Although the standard operating procedures contemplate certain practices with respect to reporting and application of payments, any failure by the Country to conform to these practices does not constitute or give rise to a breach or an event of default under the Notes.

None of the Initial Purchaser and the Sole Structuring Agent makes any representation or warranty, express or implied, to any person of the application of any payment under the Risk Transfer Agreement or is responsible for the ongoing monitoring of the application of any payment under the Risk Transfer Agreement.

Risks Relating to GEM, AIR, JBA and Certain Other Risks

THE DISCLAIMERS SET FORTH IN THE SECTION ENTITLED “GEM DISCLAIMERS” REGARDING THE EARTHQUAKE EXPERT RISK ANALYSIS REPORT AND GEM MODEL, THE DISCLAIMERS SET FORTH IN THE SECTION ENTITLED “AIR DISCLAIMERS” REGARDING THE EARTHQUAKE EVENT CALCULATION AGENT AGREEMENT AND THE DISCLAIMERS SET FORTH IN THE SECTION ENTITLED “JBA DISCLAIMERS” REGARDING THE EXTREME PRECIPITATION REPORT, EXTREME PRECIPITATION DATA FILE AND THE EXTREME PRECIPITATION EVENT CALCULATION AGENT AGREEMENT APPLY TO THIS “ADDITIONAL RISK FACTORS” SECTION. THESE ADDITIONAL RISK FACTORS THAT RELATE TO GEM, AIR AND JBA ARE PROVIDED BY GEM, AIR AND JBA AS OF THE DATE HEREOF.

Output from the use of different models may differ, in some cases significantly, from the output reflected in the Earthquake Expert Risk Analysis Results.

The Country may use for its own risk management purposes its own internal model or third-party vendor models, which may produce significantly different results from that reflected in the Earthquake Expert Risk Analysis Results attached as Appendix E-II hereto. The Initial Purchaser and the Sole Structuring Agent (or any of their respective affiliates) are financial institutions, (re)insurance companies or (re)insurance intermediaries serving many clients, including ADB. In the ordinary course of business, each of the Initial Purchaser and the Sole Structuring Agent (or any of its respective affiliates) may become privy to client-generated model output or may generate other model output using internal or third-party vendor models. Such output may differ, in some cases significantly, from the output reflected in the Earthquake Expert Risk Analysis Results attached as Appendix E-II hereto or the corresponding Earthquake Data File (see Appendix E-III). None of the Country, the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates intend to, and none of them will be required to, disclose the results of those models to any purchaser of the Notes.

The Earthquake Expert Risk Analysis Report is for illustrative purposes only.

The data and methodology described in the Earthquake Expert Risk Analysis Report, and the analyses, estimates and services described therein, are provided “as is” without warranty or any guaranty of any kind to the investors in the Notes. These analyses and estimates are provided for illustrative purposes only and are not intended to provide, nor should they be interpreted as providing, any facts regarding, or any guaranty or prediction or forecast of, the likelihood that investors in the Notes will receive payment thereon. Notwithstanding the analyses, estimates and assumptions set forth in this Prospectus Supplement and in the Earthquake Expert Risk Analysis Report, one or more Earthquake Events could occur at any time during the Risk Period of the Notes. Any such Earthquake Events could result in a Principal Reduction with respect to the Notes. Any such Earthquake Event may have characteristics similar to or different from those of simulated events that did not qualify as Earthquake Events in the Earthquake Expert Risk Analysis Report, or characteristics not considered in the Earthquake Expert Risk Analysis Report.

GEM does not represent investors in the Notes or their interests in any way. GEM does not sponsor, endorse, offer, sell, or promote the Notes, nor does it make any representation or warranty, express or implied, to any person, regarding the advisability of investing in the Notes or the legality of an investment in the Notes. GEM is not responsible for the determination of the structure or the pricing of the Notes. Furthermore, GEM has no obligation or liability to any person in connection with the administration, marketing, or trading, if any, of the Notes or liability for any adverse financial result or any direct, indirect, special, punitive or consequential damages whatsoever. GEM makes no representation or warranty, express or implied, to any person, as to the accuracy or completeness of any information set forth in this Prospectus Supplement or any supplement hereto, including information provided in the Earthquake Expert Risk Analysis Report. GEM assumes no responsibility for the content of any agreements to which it is not a signatory, and in particular (but not by way of limitation) has no responsibility for ensuring that the procedures and provisions of any such agreements are consistent with this Prospectus Supplement or with any other agreement executed in connection with the Notes.

In the development of the GEM Model, GEM has relied on published technical papers and studies, catalogs and other data sources relevant to the perils upon which the GEM Model are based, and has selected those that it believes to represent credible scientific opinion related to the specific perils. However, since no scientific consensus on models or risk parameters exists, GEM acknowledges (and investors in the Notes are deemed to acknowledge) that other credible, published models and/or risk parameters may exist that, if used, could produce materially different results. The GEM Model does not predict the probabilistic occurrence of any catastrophic events. GEM has not verified the authenticity or accuracy of the original data in the historical catalogs or other data sources used to develop the GEM Model. GEM also has not verified the authenticity or accuracy of all of the original data in the historical catalogs or other data sources used to develop the GEM Model. Prior to investing in the Notes, investors should consult their own expert advisors whose conclusions may differ from those of GEM.

The GEM Model assumes a Poisson distribution of event occurrence for earthquakes and, as such, the probability of an event is not influenced by the timing of the last event, and the possible contribution of clustering of seismicity in time and space is neglected. Accordingly, the expected loss estimates and related probabilities produced by GEM for the Notes do not and cannot consider the occurrence of related shocks affecting the same region. Such related shocks could have the potential for multiple Earthquake Payout Amounts, with the possibility that any Earthquake Box Location may contribute to an Earthquake Payout Amount in more than one Earthquake Event.

No model of catastrophic events is, or could be, an exact representation of reality. The GEM Model rely on various methodologies and assumptions, some of which are subjective and subject to uncertainty, and which might not be used in models produced by other modeling firms. Furthermore, there may be material differences in the way in which these elements are considered by other modeling firms. Consequently, there can be no assurance that the GEM Model represents an accurate estimation of the risk of loss or the amount of any Principal Reduction with respect to the Notes. Accordingly, the expected loss estimates and related probabilities produced by the GEM Model are themselves subject to uncertainty. GEM reviews model assumptions from time to time in view of new data and other information to refine and modify its models as such information becomes available. As such, the GEM Model may not necessarily reflect the most current scientific research or the most current models of GEM at any time. Estimates generated by such refined or modified models may materially differ from the estimates generated by the GEM Model in connection with the Notes, and the use of such models in lieu of the GEM Model might similarly materially alter the information provided in the Earthquake Expert Risk Analysis Report.

The results of GEM’s analysis should not be viewed as facts or forecasts of future events, or of any reduction in the Outstanding Nominal Amount of, and interest on, the Notes, and should not be relied upon as a representation of the current or future value of the Notes. Considerable uncertainty exists in the assumptions and parameters used in the Earthquake Expert Risk Analysis Report, arising from insufficient data, limited scientific knowledge and alternative empirical relationships, as well as from the random nature of Earthquakes. Such uncertainties exist in, but are not limited to, estimates of Earthquake location, frequency, intensity and depth. The GEM Model cannot incorporate all sources of uncertainty. Furthermore, the assumptions and methodologies used by GEM do not constitute the exclusive set of reasonable assumptions and may not be correct. Use of alternative assumptions and/or models could yield results materially different from those produced by GEM. GEM also did not elicit from other experts alternative interpretations of its data or methods, nor did GEM research all potentially available interpretations of such data and methods on the basis that GEM considered its own interpretations to be more reliable.

The modeled Principal Reductions and related probabilities generated by the GEM Model are not necessarily predictive of future Earthquakes. Investors in the Notes should not view the expected loss estimates and related probabilities generated by the GEM Model as predicting the likelihood of the occurrence during the Risk Period of the Notes of one or more Earthquake Events resulting in a Principal Reduction for the Notes. GEM has not made any effort, nor does it have the ability, to predict Earthquake Events affecting the Notes. Accordingly, the actual frequency and severity of Earthquake Events could differ materially from the frequency and severity estimated by GEM.

The Earthquake Expert Risk Analysis Report is included herein and made available to investors in reliance upon GEM as an expert in such matters. See “Experts.” The Earthquake Expert Risk Analysis Report is, as noted above, based on certain assumptions, judgments, and methodologies of GEM, a number of which are confidential and proprietary to GEM.

As a result of its ongoing process of internal review, GEM may refine its model assumptions from time to time in light of new scientific and other information as such information becomes available. Such refinements may materially alter, and have in the past materially altered, the loss estimates generated by the models. Furthermore, to the extent that GEM becomes aware of issues either in its models or in the software expression of such models which may affect their output in unintended ways, it may, depending on the materiality of the issues communicate such issues to its licensees and resolve them in subsequent versions of its models. As such, the GEM Model may not necessarily reflect the most current models of GEM at any time.

The GEM Model may not reflect the most current models of GEM.

GEM reviews model assumptions from time to time in view of new data and other information to refine and modify its models as such data and other information becomes available. GEM is currently assessing updates to the GEM Earthquake Model for Central Asia V2025.0, such as assumptions therein relating to the characteristic behavior of relevant faults and the characterization of epistemic uncertainties. Notwithstanding any ongoing assessment of its models, GEM expressly disclaims any obligation or duty to update or correct the GEM Model or any prior versions of the GEM Model. As such, the GEM Model may not reflect the most current models of GEM at any time. Estimates generated by such refined or modified models may materially differ from the estimates generated by the GEM Model in connection with this offering of Notes, and the use of such models in lieu of the GEM Model might similarly materially alter the information provided in the Earthquake Expert Risk Analysis Report. GEM has made no effort to quantify the impact of the use of such updated models on the information provided in the Earthquake Expert Risk Analysis Report and such information is based on the latest version of the GEM Model as of the date of this Prospectus Supplement.

Foreshocks, main shocks, and aftershocks are not included in the determination of event occurrence rates in the GEM Model and will be treated as distinct Earthquakes in the calculation of Principal Reductions.

Earthquake foreshocks and aftershocks are, respectively, earthquakes that precede or follow the primary earthquake of an earthquake sequence, generally occurring on a related section of the fault system to the primary earthquake. It is standard practice in the field of seismology to intentionally remove aftershocks from earthquake catalogs before source event rates are determined. For this reason, foreshocks and aftershocks are not considered in the determination of event occurrence rates during the development of the GEM Model.

No representation or liability as to the Earthquake Expert Risk Analysis Report

None of ADB, the Initial Purchaser, the Sole Structuring Agent, the Country or any of their respective affiliates and representatives, or any of their respective directors or officers, has reviewed, or makes, or shall be deemed to make, any representation with respect to the Earthquake Expert Risk Analysis Report, including (without limitation) the adequacy, completeness, appropriateness or otherwise of the Earthquake Expert Risk Analysis Report. The Earthquake Expert Risk Analysis Report is included herein and made available to investors in reliance upon GEM as an expert in such matters. See “Experts.” The Earthquake Expert Risk Analysis Report is, as noted above, based on certain assumptions, judgments, and methodologies of GEM, a number of which are confidential and proprietary to GEM.

Without intending to limit the foregoing, in particular, none of ADB, the Initial Purchaser, the Sole Structuring Agent, the Country or any of their respective affiliates and representatives, or any of their directors or officers, has reviewed the Earthquake Expert Risk Analysis Report to determine (i) the reasonableness of the assumptions, judgments and methodologies utilized by GEM, (ii) whether such assumptions, judgments and methodologies should be supplemented in any way through the use of alternative assumptions, judgments or methodologies, (iii) whether the assumptions, judgments and methodologies utilized by GEM include the appropriate factors that could contribute to Principal Reductions for the Notes and (iv) whether the use of alternative assumptions, judgments and methodologies, or the use of different catastrophe simulation models, could yield results materially different from those generated by the GEM Model. The actual Principal Reduction with respect to any Earthquake Event, if any, will likely differ from the Earthquake Expert Risk Analysis Report, possibly materially.

Because of the inherent limitation of relying on the Earthquake Expert Risk Analysis Report for loss estimation, and because of the subjective nature of many of GEM’s assumptions, judgments and methodologies in preparing the Earthquake Expert Risk Analysis Report, each of ADB, the Initial Purchaser, the Sole Structuring Agent, the Country and each of their respective affiliates and representatives expressly disclaims any responsibility for, or any liability based upon, a finding that the Earthquake Expert Risk Analysis Report includes any untrue statement of a material fact or that the Earthquake Expert Risk Analysis Report omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

There may be a correlation between an earthquake that is covered under the Tajikistan Notes as well as the Notes.

The Earthquake Covered Area of the Notes and the earthquake covered area under the terms and conditions of a separate series of notes that relates to certain earthquake and extreme precipitation perils of the Republic of Tajikistan (the “Tajikistan Notes”) and are issued by ADB on or around the issue date of the Notes are overlapping and cover the same boxes in the northern part of the Republic of Tajikistan and the southern part of the Country. An Earthquake occurring in within such area of overlapping could trigger one or both of the Notes and/or the Tajikistan Notes. Earthquake Expert Risk Analysis Results in Appendix E-II contains a projection of probability relating to such a scenario. Such projection shows that there may be some correlation between an “Earthquake Event” under the Tajikistan Notes and an Earthquake Event under the Notes, originating from the same earthquake.  As a result, if an investor invests in both the Notes and the Tajikistan Notes, it is possible that a single earthquake can cause loss of principal in both the Notes and the Tajikistan Notes.

No information is being provided with respect to the Tajikistan Notes in this prospectus supplement, the Tajikistan Notes are not being offered pursuant to this prospectus supplement, and no information set forth in the prospectus supplement for the Tajikistan Notes is incorporated into this prospectus supplement.

The Event Parameters provided by the applicable Reporting Agency are binding and conclusive.

Any Payout Amount with respect to an Applicable Event will be calculated and determined based upon the applicable Event Parameters provided by the applicable Reporting Agency. The applicable Reporting Agency may make available from time to time several different reports which may show different levels of accuracy and precision and varying parameters. Notwithstanding the foregoing, any data released or revised after an Event Parameters Date will be disregarded by the applicable Event Calculation Agent when determining any Payout Amounts related to an Applicable Event.

Investors are advised that the factual determinations made by the applicable Reporting Agency will be final and binding (absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site) regardless of any actual, potential or theoretical discrepancies between the methodology used by such Reporting Agency and any other possible methodology for assessing the same underlying facts. No separate review or appraisal of the accuracy of the data reported will be performed. These inherent limitations may be exacerbated by the potential for unreliable data or the unavailability of data.

No Reporting Agency sponsors, endorses, offers or promotes the Notes, nor makes any representation or warranty, express or implied, regarding the advisability of investing in the Notes. No Reporting Agency is responsible for or has participated in the determination of the structure or pricing of the Notes. Furthermore, no Reporting Agency has any obligation or liability in connection with the administration, marketing or trading, if any, of the Notes. No Reporting Agency makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Prospectus Supplement.

The applicable Event Parameters as reported by the applicable Reporting Agency will be used by the applicable Event Calculation Agent, who will be under no obligation to undertake any independent assessment of the accuracy of the parameters so reported. Moreover, different Reporting Agencies might produce different Event Parameters such that using data from one Reporting Agency over the other could result in different Payout Amount calculations.

In respect of Earthquake Events, the Primary Reporting Agency is the GFZ Potsdam (Geofon). Certain Earthquake Event Parameters published by the Primary Earthquake Reporting Agency are published automatically without human verification, and may be, and have in the past been, updated after verification, which would follow its initial publication. Although such process may be conducted prior to the Earthquake Calculation Date, there can be no assurance of such fact. In respect of Extreme Precipitation Events, the Primary Reporting Agency is European Centre for Medium-Range Weather Forecasts, or ECMWF.  ERA5 data published by ECMWF will be revised when the final, quality‑assured release becomes available several months following the initial/near-real-time release. For the purposes of determining the occurrence of an Extreme Precipitation Event only the ERA5T (the initial/near‑real‑time release) will be used, which is expected to have an approximate latency of five (5) calendar days. Notwithstanding the foregoing, any data revised after an Event Parameters Date and any data released after an Event Parameters Date, will be disregarded by the applicable Event Calculation Agent when determining whether an Applicable Event has occurred or any Earthquake Payout Amounts related to the applicable Earthquake Event.

The Calculation Date in respect of an Earthquake Event depends in part on when a Notice of Applicable Event is delivered. As the Earthquake Event Calculation Agent will first attempt to obtain the applicable Event Parameters on the Earthquake Calculation Date, the timing of the delivery of a Notice of Applicable Event could affect which Event Parameters are used in respect of an Applicable Event. Accordingly, when a Notice of Applicable Event is delivered could affect the Payout Amount calculation in the related Event Report.

AIR’s calculation of any Earthquake Payout Amount, which has inherent limitations, will be final and binding absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site (as defined under the heading “Available Information”).

The procedures to be performed by AIR in its capacity as Earthquake Event Calculation Agent will result in a determination as to whether an Earthquake Event has occurred and/or the extent thereof. The determination will be performed in accordance with the methodologies described in this Prospectus Supplement and as specified in the Earthquake Event Calculation Agent Agreement. The terms of the Notes provide that all determinations made by AIR, as the Earthquake Event Calculation Agent, are final and binding, absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site. In the event that ADB receives a written notice identifying a potential manifest error in an Event Report relating to an Earthquake Event, then as soon as practicable, but in no event later than two (2) Business Days following receipt of such notice, ADB will, in consultation with the Earthquake Event Calculation Agent, determine whether such potential manifest error constitutes a manifest error. No separate review or appraisal of the accuracy of the defined methodologies or data used will be performed.

Investors are advised that the calculation of Earthquake Payout Amounts and any related Principal Reductions are final, regardless of any actual, potential or theoretical discrepancies between the methodology used by the Earthquake Event Calculation Agent and any other possible methodology for assessing the same facts. These inherent limitations are potentially exacerbated by the potential for unreliable data, or the unavailability of data.

The Extreme Precipitation Report does not provide any stochastic modeling results or any facts regarding, or any guaranty or prediction or forecast of, the likelihood of an Extreme Precipitation Event during the Risk Period for the Notes.

There are no stochastic modeling results provided by JBA or any other person in respect of any Extreme Precipitation Event that may occur prior to the maturity of the Notes, and accordingly the peril of Extreme Precipitation Events are “unmodeled”. Some investors who would otherwise be interested in investing in securities similar to the Notes may be prohibited or discouraged from investing in the Notes due to the unmodeled nature of Extreme Precipitation risks, and as a result there may be less liquidity in the secondary market for the Notes.

The data and methodology described in the Extreme Precipitation Report, and the analyses and services described therein, are for illustrative and explanatory purposes only and are provided “as is” without warranty or any guaranty of any kind to the investors in the Notes. Historical analysis of the extreme precipitation events is not indicative of any probability of the occurrence of a future Extreme Precipitation Event. These analyses are not intended to provide, nor should they be interpreted as providing, any facts regarding, or any guaranty or prediction or forecast of, the likelihood that investors in the Notes will receive payment thereon. An Extreme Precipitation Event could occur at any time during the Risk Period of the Notes or, if an Extreme Precipitation Event Period commences before but has not concluded when the Risk Period expires, beyond the Risk Period. Such an Extreme Precipitation Event will result in a Principal Reduction with respect to the Notes. JBA has not modeled, nor has it simulated, any Extreme Precipitation Event. JBA has not made any effort, nor does it have the ability, to predict any Extreme Precipitation Event affecting the Notes.

JBA does not represent investors in the Notes or their interests in any way. JBA does not sponsor, endorse, offer, sell, or promote the Notes, nor does it make any representation or warranty, express or implied, to any person, regarding the advisability of investing in the Notes or the legality of an investment in the Notes. JBA is not responsible for the determination of the structure or the pricing of the Notes. Furthermore, JBA has no obligation or liability to any person in connection with the administration, marketing, or trading, if any, of the Notes or liability for any adverse financial result or any direct, indirect, special, punitive or consequential damages whatsoever. JBA makes no representation or warranty, express or implied, to any person, as to the accuracy or completeness of any information set forth in this Prospectus Supplement or any supplement hereto, including information provided in the Extreme Precipitation Report. JBA assumes no responsibility for the content of any agreements to which it is not a signatory, and in particular (but not by way of limitation) has no responsibility for ensuring that the procedures and provisions of any such agreements are consistent with this Prospectus Supplement or with any other agreement executed in connection with the Notes.

The Primary Extreme Precipitation Reporting Agency and the Back-up Extreme Precipitation Reporting Agency may produce different Extreme Precipitation Event Parameters, and using data from one Reporting Agency instead of the other could affect whether an Extreme Precipitation Event does or does not occur.

The Back-up Extreme Precipitation Reporting Agency is the National Aeronautics and Space Administration Global Precipitation Measurement, or GPM. GPM data is near-real time data, and so the GPM data, when used, will be converted using area-weighted aggregation for each Extreme Precipitation Location for purposes of consistency with ERA5 data. In addition, since GPM data reports all precipitation, regardless of whether any given precipitation takes the form of rain or snow, GPM data will be used directly as the rainfall input for Extreme Precipitation Levels without filtering out any snowfall amounts. As a result, the Extreme Precipitation Event Parameter relating to precipitation level on any given Extreme Precipitation Date for any Extreme Precipitation Location reported by the Back-up Extreme Precipitation Reporting Agency could be higher than that reported (or that, if available, would be reported) for the same day and Extreme Precipitation Location by the Primary Extreme Precipitation Reporting Agency. In addition, GPM data does not provide temperature data, and so when the Event Parameters relating to temperature is unavailable from the Primary Extreme Precipitation Reporting Agency, the Extreme Precipitation Event Calculation Agent will use mean temperature derived from historical data previously reported by the Primary Extreme Precipitation Reporting Agency, as further described in the Extreme Precipitation Event Calculation Agent Agreement.  Accordingly, due to the different methodology utilized by the Primary Extreme Precipitation Reporting Agency and the Back-up Extreme Precipitation Reporting Agency, the two Extreme Precipitation Reporting Agencies may produce different Extreme Precipitation Event Parameters such that using data from one Reporting Agency instead of the other could affect whether an Extreme Precipitation Event does or does not occur.

Extreme Precipitation Locations at the border of the Extreme Precipitation Covered Area get allocations from neighboring cells which extend beyond the boundary of the Extreme Precipitation Covered Area.

A number of Extreme Precipitation Locations at the border of the Extreme Precipitation Covered Area get allocations from neighboring cells which extend into an area outside the Extreme Precipitation Covered Area. Hence, rainfall occurring outside of the Extreme Precipitation Covered Area might influence the Extreme Precipitation Event Index Value.

An Extreme Precipitation Event Period may extend beyond the Risk Period.

If an Extreme Precipitation Event Period commences within the Risk Period but does not end on or prior to the last day of the Risk Period, regardless of the fact that the Risk Period has expired, whether an Extreme Precipitation Event has occurred will continue to be determined until the expiry of such Extreme Precipitation Event Period. As a result, a Principal Reduction on account of an Extreme Precipitation Event can occur even after the expiry of the Risk Period, and rainfall following the expiry of the Risk Period can factor into whether an Extreme Precipitation Event occurs.

An Extreme Precipitation Payout Amount, if any, may bear little or no relation to the actual loss caused by an Extreme Precipitation Event.

If an Extreme Precipitation Event is determined to occur at any time during the Risk Period for the Notes, a Principal Reduction that equals the entire Extreme Precipitation Sublimit will occur.  In such a case, the Extreme Precipitation Payout Amount may bear little or no relation to the actual loss to the Country caused by such an Extreme Precipitation Event.

No representation or liability as to the Extreme Precipitation Report

None of the Initial Purchaser, the Sole Structuring Agent, the Country or any of their respective affiliates and representatives, or any of their respective directors or officers, has reviewed, or makes, or shall be deemed to make, any representation with respect to the Extreme Precipitation Report, including (without limitation) the adequacy, completeness, appropriateness or otherwise of the Extreme Precipitation Report.

The Extreme Precipitation Report is, as noted above, based on certain assumptions, judgments and methodologies of JBA, a number of which are confidential and proprietary to JBA.

JBA’s determination as to whether an Extreme Precipitation Event has occurred, which has inherent limitations, will be final and binding absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site (as defined under the heading “Available Information”).

The procedures to be performed by JBA in its capacity as Extreme Precipitation Event Calculation Agent will result in a determination as to whether an Extreme Precipitation Event has occurred and/or the extent thereof. The determination will be performed in accordance with the methodologies described in this Prospectus Supplement and as specified in the Extreme Precipitation Event Calculation Agent Agreement. The terms of the Notes provide that all determinations made by JBA, as the Extreme Precipitation Event Calculation Agent, are final and binding, absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site. In the event that ADB receives a written notice identifying a potential manifest error in an Event Report relating to an Extreme Precipitation Event, then as soon as practicable, but in no event later than two (2) Business Days following receipt of such notice, ADB will, in consultation with the Extreme Precipitation Event Calculation Agent, determine whether such potential manifest error constitutes a manifest error. No separate review or appraisal of the accuracy of the defined methodologies or data used will be performed.

Investors are advised that the determination as to whether an Extreme Precipitation Event has occurred and the calculation of any related Principal Reduction are final, regardless of any actual, potential or theoretical discrepancies between the methodology used by the Extreme Precipitation Event Calculation Agent and any other possible methodology for assessing the same facts. These inherent limitations are potentially exacerbated by the potential for unreliable data, or the unavailability of data.

Each of GEM, AIR and JBA has, and may in the future have, relationships with ADB, the Initial Purchaser, the Sole Structuring Agent, the Country and potential purchasers of the Notes.

Each of GEM, AIR and JBA provides consulting services and other services, including to the insurance industry. ADB, the Initial Purchaser, the Sole Structuring Agent, the Country or any of their respective affiliates may engage any of GEM, AIR and JBA to provide consulting services or enter into other types of business relations with GEM, AIR and/or JBA from time to time. Each of GEM, AIR and JBA also provides services from time to time to potential purchasers of the Notes. GEM also has certain other relationships with certain parties relating to the Notes as further described under “—Conflicts of Interest” below.

ADB has agreed to pay the fees and expenses of GEM for services provided in preparation of the Earthquake Expert Risk Analysis Report. In addition, ADB has agreed under the GEM Engagement Letter to indemnify GEM in respect of certain claims, losses and expenses arising from or relating to the services provided by GEM under the GEM Engagement Letter. Subject to certain exceptions, ADB will be reimbursed for such payments by the Country.

ADB has agreed to pay the fees and expenses of AIR in its capacity as the Earthquake Event Calculation Agent and for other services. In addition, ADB has agreed under the Earthquake Event Calculation Agent Agreement to indemnify AIR in respect of certain claims, losses and expenses arising from or relating to the services provided by AIR under the Earthquake Event Calculation Agent Agreement. Subject to certain exceptions, ADB will be reimbursed for such payments by the Country.

ADB has agreed to pay the fees and expenses of JBA in its capacity as the Extreme Precipitation Event Calculation Agent and for other services. In addition, ADB has agreed under the Extreme Precipitation Event Calculation Agent Agreement to indemnify JBA in respect of certain claims, losses and expenses arising from or relating to the services provided by JBA under the Extreme Precipitation Event Calculation Agent Agreement. Subject to certain exceptions, ADB will be reimbursed for such payments by the Country.

None of GEM, AIR and JBA has direct contractual liability to Noteholders.

GEM has provided its analyses, expected loss estimates and related probabilities as contained within the Earthquake Expert Risk Analysis Report. JBA has provided a description of the index methodology and certain historical analysis in the  Extreme Precipitation Report. AIR will act as Earthquake Event Calculation Agent, and JBA will act as Extreme Precipitation Event Calculation Agent, in each case for the Notes. Noteholders will have no right to enforce or take actions against any of GEM, AIR or JBA or any right under either Event Calculation Agent Agreement or in connection therewith. ADB’s use of the information provided by GEM, AIR and/or JBA, particularly with regard to any disclosure made in or omitted from this Prospectus Supplement, is completely within ADB’s sole discretion, and not the responsibility of GEM, AIR or JBA.

Change of Law

The structure of the Notes, as well as the structure of the Risk Transfer Agreement, is based on the legal systems and administrative practice in each relevant jurisdiction in effect as at the date of this Prospectus Supplement. No assurance can be given as to the impact of any possible change in law or to administrative practice in any of the relevant jurisdictions after the date of this Prospectus Supplement, nor can any assurance be given as to whether any such change could adversely affect the ability of ADB to make payments under the Notes, as to whether any potential investor may acquire or hold a Note in a given jurisdiction, or as to whether the Notes may be subject to prepayment. See also “Additional Risk Factors— The Notes may be redeemed before the Scheduled Maturity Date, including in circumstances where the Risk Transfer Agreement is terminated”.

Conflicts of Interest

The Initial Purchaser, the Sole Structuring Agent and their respective affiliates are financial institutions, (re)insurance companies or (re)insurance intermediaries engaged, or expected to be engaged in the future, in various activities, which may include insurance and reinsurance, insurance and reinsurance related brokerage, securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

GEM is a non-profit foundation whose governing board members consist of various companies in the insurance industry, including affiliates of the Initial Purchaser, the Sole Structuring Agent and AIR.  Each governing board member of GEM has voting rights, has access to and may provide scientific feedback on earthquake models developed by GEM. Any of the Initial Purchaser, the Sole Structuring Agent and AIR may engage in transactions with GEM on transactions other than the Notes.  GEM also collaborates as a partner in scientific research projects with the Primary Earthquake Reporting Agency and the Back-up Earthquake Reporting Agencies.

Certain of the Initial Purchaser and/or the Sole Structuring Agent and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, insurance and reinsurance and insurance and reinsurance related brokerage services for ADB for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Initial Purchaser, the Sole Structuring Agent and any of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of ADB, including the Notes.

There may be conflicts of interest relating to the Initial Purchaser’s and the Sole Structuring Agent’s (and their respective affiliates’) business activities.

Various potential and actual conflicts of interest may arise as a result of the insurance and reinsurance, insurance and reinsurance related brokerage, securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage services, and any other services, provided by the Initial Purchaser, the Sole Structuring Agent and any of their respective affiliates to ADB and others, as well as in connection with the investment, trading and brokerage activities of the Initial Purchaser, the Sole Structuring Agent and any of their respective affiliates. The following briefly summarizes some of these conflicts, but is not intended to be an exhaustive list of all such conflicts.

The Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates may from time to time hold the Notes for investment, trading or other purposes, and may enter into derivatives, risk transfer agreements or other financial instruments relating to or referencing the Notes. As a result of such transactions or arrangements, the Initial Purchaser, the Sole Structuring Agent and any of their respective affiliates may have interests adverse to those of ADB and the Noteholders.

Furthermore, in the course of providing insurance and reinsurance or insurance or reinsurance related brokerage services, or any other services, the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates may become privy to the output of alternative risk models which may differ, possibly materially, from the output reflected in the Earthquake Expert Risk Analysis Report.

If the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates becomes a Noteholder, through market-making activity or otherwise, any actions that it takes in its capacity as a Noteholder, including voting, providing consents or otherwise, will not necessarily be aligned with the interests of other Noteholders. To the extent the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates makes a market in the Notes (which they are under no obligation to do), they would expect to receive income from the spreads between their bid and offer prices for the Notes. In connection with any such activity, they will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions and activities based on the potential effect on an investor in the Notes. The price at which the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates may be willing to purchase the Notes, if they make a market, will depend on market conditions and other relevant factors and may be significantly lower than the Issue Price for the Notes and significantly lower than the price at which they may be willing to sell the Notes.

No investment in the Notes by the Initial Purchaser, the Sole Structuring Agent or any of their respective affiliates should be regarded as a recommendation to invest in any Notes. Any decisions to invest in the Notes should be based solely on the investor’s own evaluation of its financial circumstances, investment objectives, risk tolerance, liquidity needs, regulatory status and any other factors that it deems relevant.

Regulatory Risks

ADB is not regulated by any regulatory authority.

ADB is not licensed or authorized under any current securities, commodities, insurance or banking laws of any jurisdiction and has not applied (and does not expect to apply) for any such licenses or authorizations. There can be no assurance, however, that regulatory authorities in one or more jurisdictions would not take a contrary view regarding the applicability of any such laws to ADB. The taking of a contrary view by any such regulatory authority could have an adverse impact on ADB or the Noteholders.

Significant aspects of the tax treatment of the Notes are uncertain.

You should consider the tax consequences of investing in the Notes, significant aspects of which are uncertain. See “Taxation” at page PS-50 in this Prospectus Supplement.

THE ISSUER

ADB is an international organization established in 1966 and owned by its 69 members. Under Strategy 2030, which sets the direction for ADB to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific. ADB assists its members and partners by providing loans, technical assistance, grants, guarantees, and equity investments to promote social and economic development.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Notes will be included in the ordinary capital resources of ADB and used in its ordinary operations.

THE RISK TRANSFER TRANSACTION

ADB is issuing the Notes in order to support its obligation to make certain payments to the Country under the Risk Transfer Agreement upon the occurrence of one or more Applicable Events during the Risk Period.

Kyrgyz Republic

The Kyrgyz Republic, as a part of its disaster risk financing strategy, is seeking to enter into the Risk Transfer Agreement to mitigate the effects of earthquakes and extreme precipitation for vulnerable persons in the Country, where the severity of such events could potentially exceed its financial capacity.

Specifically, the Country is seeking to enter into the Risk Transfer Agreement with the following primary objectives:

•	Complement its financial and risk management strategy in relation to the costs and fiscal strain imposed by the effects of natural catastrophes; and

•	Reduce the fiscal burden associated with the rising impact of climate change, strengthen fiscal resilience, grow and enhance social safety nets and enhance infrastructure resilience.

Further, the Country intends to use any proceeds disbursed under the Risk Transfer Agreement to finance emergency responses in accordance with the laws and procedures of the Country. Under the Risk Transfer Agreement, the Country agreed that payments it receives from ADB upon a Principal Reduction shall be paid to vulnerable persons in the Country in accordance with standard operating procedures acceptable to ADB and adopted prior to issue of the Notes.

The Country has no obligations under, and does not guarantee, any of the Notes.

Information relating to the Country has been provided to ADB by the Ministry of Finance of the Kyrgyz Republic and has not been independently verified by ADB.

The Risk Transfer Agreement

On or prior to the Issue Date, ADB will enter into the Risk Transfer Agreement with the Country.

Payments

Under the Risk Transfer Agreement, the Country is required to pay ADB as follows:

On the Issue Date of the Notes, the Country will pay to ADB a premium payment equal to the aggregate amount of Daily Interest Amount calculated based on the Risk Margin that ADB would have to pay with respect to the Notes on each Specified Interest Payment Date through (and including) the last Specified Interest Payment Date, assuming that no Principal Reduction occurs with respect to the Notes, provided, that, the Country and ADB agreed in the Risk Transfer Agreement and the DRB Grant Agreement that the proceeds from the resources of the Asian Development Fund, which is a Special Fund of ADB, in respect of this transaction (the “DRB Grant Funds”) will be applied to the payment described above due thereunder, and the Country shall cause the DRB Grant Funds to be applied to payment of such amounts and the receipt by ADB of any such amounts will discharge, by an equal amount, the Country’s obligation to pay the amounts described above due thereunder. The Country remains liable for all other amounts.

Under the Risk Transfer Agreement, following each Principal Reduction Date, ADB will pay to the Country an amount equal to the Principal Reduction (if any) that occurred on such Principal Reduction Date. Under certain circumstances, the Country may request that ADB expedite such payment (reduced by a financing charge for expediting such payment).

Procedures relating to Notices

Under the Risk Transfer Agreement, during the Risk Period and from time to time, the Country may provide ADB with a notice of potential Earthquake Event, a notice of potential extension of maturity, a notice of election not to further extend maturity, a notice of potential Reporting Agency Failure Event, a notice of potential error in an Event Report or a notice of potential Event Calculation Agent Failure Event. Upon receipt of any such notice, ADB may, at its sole discretion, (i) provide a notice relating to the subject matter described in such notice to the applicable Event Calculation Agent and/or other applicable parties or (ii) engage in discussions with the Country relating to such notice. Until the Country and ADB agree on the approach with respect to the subject matter described in such notice, ADB will be under no obligation to provide any notice relating thereto to any person.  In addition, ADB may, at its sole discretion, but under no obligation, provide a Notice of Earthquake Event, an Extension Notice, a notice of election not to further extend maturity, a notice of Reporting Agency Failure Event, a notice of error in an Event Report or a notice of Event Calculation Agent Failure Event to the applicable Event Calculation Agent and/or other applicable parties, in each case without first receiving a notice from the Country.

Payments under Risk Transfer Agreements; Standard Operating Procedures

Under the Risk Transfer Agreement, the Country shall ensure that any and all Aggregate Event Payment Amounts (as defined in the Risk Transfer Agreement) and Expedited Payments (as defined in the Risk Transfer Agreement) it receives from ADB are paid to vulnerable persons in accordance with standard operating procedures acceptable to ADB and adopted prior to issue of the Notes (the “Standard Operating Procedures”). The Standard Operating Procedures shall leverage existing social protection systems and provide timely and accountable transfer procedures for payment of such amounts, including clear processes for monitoring, reporting and internal controls to safeguard the integrity of the payments. ADB shall retain the right to request a financial audit of the payments made by the Country from Aggregate Event Payment Amounts (as defined in the Risk Transfer Agreement) and Expedited Payments (as defined in the Risk Transfer Agreement) and the Country shall enable ADB’s representatives to inspect any relevant records and documents.

If and to the extent any Aggregate Event Payment Amount or any Expedited Payment is paid to the Country under the Risk Transfer Agreement and subsequently the Country discloses to ADB information relating to the disbursements made to vulnerable persons in accordance with the Standard Operating Procedures, then ADB will use commercially reasonable efforts to make available to the Noteholders a report on such disbursements through the Site in substantially the form of Annex III to Attachment A.

There is no contractual obligation in the Notes for the Country to apply any payments received under the Risk Transfer Agreement in accordance with the Standard Operating Procedures or for the Country or ADB to provide reports or other information on the application of such payments following an Applicable Event. The failure of the Country to apply any payments received under the Risk Transfer Agreement in accordance with the Standard Operating Procedures will not constitute a breach of any covenant in the Notes or an event of default under the Notes.  The Standard Operating Procedures, and any reports or disclosures associated with the Standard Operating Procedures, are not incorporated into this Prospectus Supplement.

Change of Law

If the Country or ADB determines that a “Change of Law”, as defined in the Risk Transfer Agreement, has occurred and is continuing, it may elect to terminate the Risk Transfer Agreement by giving written notice to the other party. Any such election will give rise to a Mandatory Redemption Event with respect to the Notes. See “Overview—The Notes—Maturity and Extension; Redemption Terms—Risk Transfer Termination Event” and “Additional Risk Factors—The Notes may be redeemed before the Scheduled Maturity Date, including in circumstances where the Risk Transfer Agreement is terminated”.

Under the Risk Transfer Agreement, “Change of Law” will mean:

(i)
with respect to ADB (in which case ADB will be the “Affected Party”): (x) a termination of ADB’s operations pursuant to Chapter VII, Article 45 of the Agreement Establishing the Asian Development Bank, or (y) any amendment to, change in or the issuance of, laws of the Country (including a change in, or the issuance of, any official interpretation, guidance or application thereof), which becomes effective after the date of the Risk Transfer Agreement, and that upon becoming effective would materially and adversely impair ADB’s ability to perform or would result in material adverse consequences or materially increase the regulatory burden for ADB if it continued to perform its obligations under the Risk Transfer Agreement, in each case as determined by ADB following written advice of counsel (with a copy provided to the Country); and

(ii)
(ii) with respect to the Country (in which case the Country will be the “Affected Party”): any amendment to, change in or the issuance of, laws of the Country (including a change in, or the issuance of, any official interpretation, guidance or application thereof), which becomes effective after the date of the Risk Transfer Agreement, and that upon becoming effective would materially and adversely impair the Country’s ability to receive the benefit of any payment required to be paid to it by ADB under the Risk Transfer Agreement, as determined by the Country following written advice of counsel (with a copy provided to ADB).

Risk Transfer Termination

If a “Risk Transfer Termination Event”, as defined in the Risk Transfer Agreement, occurs and is continuing with respect to a party (the “Affected Party”), the other party may elect to terminate the Risk Transfer Agreement by written notice to the Affected Party. Any such election will give rise to a Mandatory Redemption Event with respect to the Notes. See “Overview—The Notes—Maturity and Extension; Redemption Terms—Risk Transfer Termination Event” and “Additional Risk Factors—The Notes may be redeemed before the Scheduled Maturity Date, including in circumstances where the Risk Transfer Agreement is terminated”.

Under the Risk Transfer Agreement, a “Risk Transfer Termination Event” with respect to each of the Country and ADB will occur if:

(i)
such party fails to pay, when due, any amount required to be paid by it to the other party under the Risk Transfer Agreement, if such failure is not remedied within five (5) Business Days after notice of such failure is given to it by the other party;

(ii)	a representation of such party under Section 8.01 of the Risk Transfer Agreement proves to have been incorrect or misleading in any material respect when made; or

(iii)
such party (a) materially breaches the Risk Transfer Agreement in a manner that can be cured and fails to cure such breach within thirty (30) calendar days after notice thereof has been provided to it by the other party or (b) materially breaches the Risk Transfer Agreement in a manner that cannot be cured.

Mandatory Early Termination

If (i) a Full Mandatory Redemption Event occurs with respect to the Notes or, (ii) after a Redemption Amount Payment Date, the Outstanding Nominal Amount of Notes equals zero (0), then the Risk Transfer Agreement will terminate on the fifth (5th) Business Day following the applicable Redemption Amount Payment Date.

If an Extension Event occurs with respect to the Notes, the term of the Risk Transfer Agreement will be automatically extended to the date that is five (5) Business Days following the relevant Extended Maturity Date on which the Notes become due and payable.

SUMMARY OF CERTAIN DOCUMENTS

The following summaries describe certain material terms of the Earthquake Event Calculation Agent Agreement, Extreme Precipitation Event Calculation Agent Agreement and Datasites Agency Agreement. The summaries do not purport to be complete or exact and are subject to, and are qualified in their entirety by reference to, all of the provisions of the specific documents, including the definitions therein of certain terms.

Earthquake Event Calculation Agent Agreement

On or prior to the Issue Date, ADB will enter into an Earthquake Event Calculation Agent Agreement with AIR as the initial Earthquake Event Calculation Agent, pursuant to which the Earthquake Event Calculation Agent shall perform certain services. The Earthquake Event Calculation Agent Agreement will provide that, upon receipt of a Notice of Earthquake Event, the Earthquake Event Calculation Agent will determine, among other things and in accordance with the procedures specified in the Earthquake Event Calculation Agent Agreement, the Earthquake Event Parameters and Earthquake Payout Amounts.

The appointment of the Earthquake Event Calculation Agent under the Earthquake Event Calculation Agent Agreement may not be terminated, and no resignation or removal of the Earthquake Event Calculation Agent will become effective, until the written acceptance by a replacement Earthquake Event Calculation Agent appointed in accordance with the Earthquake Event Calculation Agent Agreement or, if no such replacement Earthquake Event Calculation Agent has been able to be appointed by ADB in accordance with the Earthquake Event Calculation Agent Agreement, until the expiry of the thirty (30) Business Day period specified in the Earthquake Event Calculation Agent Agreement. Any successor Earthquake Event Calculation Agent must not be affiliated with ADB and must deliver a written acceptance of its appointment to the retiring Earthquake Event Calculation Agent and to ADB. If (i) ADB has become aware that the Earthquake Event Calculation Agent has become incapable of performing, or has failed to perform or to observe in any material respect, or otherwise commits a material breach of, any provision of the Earthquake Event Calculation Agent Agreement, and such failure or breach has not been cured to the reasonable satisfaction of ADB during the period specified in the Earthquake Event Calculation Agent Agreement and (ii) ADB, after using its reasonable best efforts, has been unable to engage a replacement Earthquake Event Calculation Agent to perform such duties and obligations that is reasonably satisfactory to, and unaffiliated with, ADB and meets the requirements of the Earthquake Event Calculation Agent Agreement, within thirty (30) Business Days following such failure, a Potential Event Calculation Agent Failure shall be deemed to occur.

ADB will agree to give the holders of the Notes, in accordance with the Pricing Supplement, and the Global Agent not less than twenty (20) days’ written notice of any proposed resignation of the Earthquake Event Calculation Agent or termination of the Earthquake Event Calculation Agent Agreement.

In consideration for such services rendered, ADB will be required to pay a fee to the Earthquake Event Calculation Agent. In addition, ADB will agree under the Earthquake Event Calculation Agent Agreement, upon presentation of duly documented evidence, to indemnify the Earthquake Event Calculation Agent in respect of certain claims, losses and expenses. The Earthquake Event Calculation Agent will agree under the Earthquake Event Calculation Agent Agreement to indemnify ADB in respect of certain claims, losses and expenses.

Any corporation into which the Earthquake Event Calculation Agent may be merged or converted or any corporation with which the Earthquake Event Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Earthquake Event Calculation Agent will be a party will be deemed the successor Earthquake Event Calculation Agent under the Earthquake Event Calculation Agent Agreement. The Earthquake Event Calculation Agent will give notice of any such merger, conversion or consolidation to ADB as soon as practicable.

The Earthquake Event Calculation Agent Agreement will be governed under the laws of the State of New York.

The Earthquake Event Calculation Agent Agreement will be made available on the Site. Access to the Site can be requested from the Datasites Agent using the form in Annex II to Attachment A. See “Available Information”.

Extreme Precipitation Event Calculation Agent Agreement

On or prior to the Issue Date, ADB will enter into an Extreme Precipitation Event Calculation Agent Agreement with JBA as the initial Extreme Precipitation Event Calculation Agent, pursuant to which the Extreme Precipitation Event Calculation Agent shall perform certain services. The Extreme Precipitation Event Calculation Agent Agreement will provide that the Extreme Precipitation Event Calculation Agent will monitor precipitation in the Extreme Precipitation Covered Area and, upon meeting certain thresholds, issue a Notice of Extreme Precipitation Event, after which the Earthquake Event Calculation Agent will then determine, among other things and in accordance with the procedures specified in the Extreme Precipitation Event Calculation Agent Agreement, whether an Extreme Precipitation Event has occurred.

The appointment of the Extreme Precipitation Event Calculation Agent under the Extreme Precipitation Event Calculation Agent Agreement may not be terminated, and no resignation or removal of the Extreme Precipitation Event Calculation Agent will become effective, until the written acceptance by a replacement Extreme Precipitation Event Calculation Agent appointed in accordance with the Extreme Precipitation Event Calculation Agent Agreement or, if no such replacement Extreme Precipitation Event Calculation Agent has been able to be appointed by ADB in accordance with the Extreme Precipitation Event Calculation Agent Agreement, until the expiry of the thirty (30) Business Day period specified in the Extreme Precipitation Event Calculation Agent Agreement. Any successor Extreme Precipitation Event Calculation Agent must not be affiliated with ADB and must deliver a written acceptance of its appointment to the retiring Extreme Precipitation Event Calculation Agent and to ADB. If (i) ADB has become aware that the Extreme Precipitation Event Calculation Agent has become incapable of performing, or has failed to perform or to observe in any material respect, or otherwise commits a material breach of, any provision of the Extreme Precipitation Event Calculation Agent Agreement, and such failure or breach has not been cured to the reasonable satisfaction of ADB during the period specified in the Extreme Precipitation Event Calculation Agent Agreement and (ii) ADB, after using its reasonable best efforts, has been unable to engage a replacement Extreme Precipitation Event Calculation Agent to perform such duties and obligations that is reasonably satisfactory to, and unaffiliated with, ADB and meets the requirements of the Extreme Precipitation Event Calculation Agent Agreement, within thirty (30) Business Days following such failure, a Potential Event Calculation Agent Failure shall be deemed to occur.

ADB will agree to give the holders of the Notes, in accordance with the Pricing Supplement, and the Global Agent not less than twenty (20) days’ written notice of any proposed resignation of the Extreme Precipitation Event Calculation Agent or termination of the Extreme Precipitation Event Calculation Agent Agreement.

In consideration for such services rendered, ADB will be required to pay a fee to the Extreme Precipitation Event Calculation Agent. In addition, ADB will agree under the Extreme Precipitation Event Calculation Agent Agreement, upon presentation of duly documented evidence, to indemnify the Extreme Precipitation Event Calculation Agent in respect of certain claims, losses and expenses. The Extreme Precipitation Event Calculation Agent will agree under the Extreme Precipitation Event Calculation Agent Agreement to indemnify ADB in respect of certain claims, losses and expenses.

Any corporation into which the Extreme Precipitation Event Calculation Agent may be merged or converted or any corporation with which the Extreme Precipitation Event Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Extreme Precipitation Event Calculation Agent will be a party will be deemed the successor Extreme Precipitation Event Calculation Agent under the Extreme Precipitation Event Calculation Agent Agreement. The Extreme Precipitation Event Calculation Agent will give notice of any such merger, conversion or consolidation to ADB as soon as practicable.

The Extreme Precipitation Event Calculation Agent Agreement will be governed under the laws of the State of New York.

The Extreme Precipitation Event Calculation Agent Agreement will be made available on the Site. Access to the Site can be requested from the Datasites Agent using the form in Annex II to Attachment A. See “Available Information”.

Datasites Agency Agreement

On or prior to the Issue Date, ADB will enter into a Datasites agency agreement (the “Datasites Agency Agreement”) with an agent to be named by ADB as Datasites Agent, pursuant to which the Datasites Agent will maintain a secured password protected internet site online workspace on behalf of ADB for the purpose of making certain information available to the holder of the Notes and providing certain related services.

ADB will pay the fees of the Datasites Agent and will indemnify the Datasites Agent in respect of certain matters under the Datasites Agency Agreement.

The Datasites Agency Agreement will be governed under the laws of the State of New York.

TAXATION

United States Federal Income Tax Treatment

The following is a general description of certain United States federal income tax considerations to a U.S. Holder (as defined in the accompanying Prospectus) that holds the Notes. This summary supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein. The following applies to you if you are a U.S. Holder, you purchase the Notes in the initial offering, and you hold your Notes as a capital asset for tax purposes. This summary is based upon the law as in effect on the date of this Prospectus Supplement and is subject to any change in law that may take effect after such date.

No statutory, judicial or administrative authority directly discusses how the Notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Notes are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Treatment as an Investment Unit

The treatment of the Notes for United States federal income tax purposes is uncertain. It would be reasonable to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument that is issued for the Aggregate Nominal Amount of the Notes bearing interest at a rate of Compounded SOFR plus the Funding Margin (the “Debt Portion”) and (ii) a derivative contract in respect of potential Applicable Events that we enter into with you under which we will make payments to you equal to the applicable Risk Margin (including any payments of the Residual Interest Amount) in exchange for your agreement to make payments to us in respect an Applicable Event (the “Contract”). The Issuer intends to treat the Notes in this manner, and the discussion below assumes that the Notes will be so treated, except as otherwise specifically noted.

Amounts treated as interest on the Debt Portion would be includible by you in ordinary income in accordance with your regular method of accounting for interest for United States federal income tax purposes. Amounts treated as payments for the Contract would likely be deferred and accounted for upon the sale, redemption or maturity of the Notes or upon the occurrence of an Applicable Event in the manner described below.

If the Outstanding Nominal Amount of your Note is reduced by a Principal Reduction as a result of an Applicable Event, you will be deemed to have used a portion of the principal of the Debt Portion to make a payment to ADB under the Contract with respect to that Applicable Event. Although it is not entirely clear whether and to what extent you could recognize a loss if the Outstanding Nominal Amount of your Note is reduced by a Principal Reduction during the term of the Note, we believe it is reasonable for you to recognize a loss in such a case to the extent of the excess of the relevant Principal Reduction over the sum of the Contract payments you have previously received in respect of the Note and the maximum amount of Contract payments (if any) you may receive in respect of the Note if you hold your Note until maturity. It is, however, possible that you would be permitted to recognize a loss in respect of the excess of the Principal Reduction over the sum of the Contract payments you have previously received in respect of the Note, without taking into account possible future Contract payments. Please consult your tax advisor regarding such possibility and regarding the United States federal income tax treatment of such loss in general.

A payment received upon a redemption or the maturity of the Notes should be treated as (i) a payment of the Outstanding Nominal Amount of the Debt Portion (which would likely not result in the recognition of gain or loss) and (ii) a final settlement of the Contract, which would result in your recognition of gain or loss in an amount equal to the difference between (x) the sum of (a) the portion of the stated interest payments on your Notes that is treated as attributable to the Contract that have been deferred as described above and (b) the amount of any loss you have previously recognized for tax purposes in respect of the Contract as a result of an Applicable Event and (y) the sum of all Principal Reductions (if any).

Upon a sale of the Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and the Contract on the basis of the values thereof on the date of the redemption or sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion (minus any amount attributable to accrued but unpaid interest, which would be taxable as such) and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the Outstanding Nominal Amount). Such gain or loss in respect of the Debt Portion should be long-term capital gain or loss if your holding period in your Notes is greater than one year. Long-term capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates.

If the value of the Debt Portion upon the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Contract. You should recognize gain or loss in respect of the Contract in an amount equal to the difference between (i) the sum of (a) the portion of the stated interest payments on your Notes that is treated as attributable to the Contract that have been deferred as described above, (b) the amount of any loss you have previously recognized for tax purposes in respect of the Contract as a result of an Applicable Event and (c) any portion of the sale proceeds that is attributable to the Contract, and (ii) the sum of (a) any amount that you are deemed to pay to the purchaser of the Notes in order to extinguish your rights and obligations under the Contract and (b) the sum of all Principal Reductions (if any).

It is unclear whether the character of any gain or loss that you would recognize in respect of the Contract upon the redemption or maturity of the Notes should be ordinary income or loss, short-term capital gain or loss (even if your holding period in your Note is greater than one year) or long-term capital gain or loss (if your holding period in your Note is greater than one year). In addition, it is unclear whether the character of any gain or loss that you would recognize in respect of the Contract upon a sale of a Note should be short-term capital gain or loss (even if your holding period in your Note is greater than one year) or long-term capital gain or loss (if your holding period in your Note is greater than one year). The deductibility of ordinary or capital losses may be subject to limitations. We urge you to consult your tax advisor regarding the character of any gain or loss that you recognize in respect of the Contract.

Alternative Characterizations

It is possible that the Notes could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes. In addition, you would be required to compute a projected payment schedule for the Notes, and you would be required to include ordinary income or loss in an amount equal to the difference between the projected amount of the payments on your Notes and the actual payments on your Notes. You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Notes.

Alternatively, you may be required to include the entire amount of the stated interest on your Notes (including the portion attributable to the Risk Margin) in ordinary income at the time that such interest is paid or accrued in accordance with your regular method of accounting for United States federal income tax purposes. There are other possible alternative treatments of your Notes and we urge you to consult your tax advisor as to the tax consequences to you of any such alternative treatments of your Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include any income or gain in respect of the Debt Portion and the Contract and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans or any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition and holding of the Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which the Issuer, the Calculation Agent, the Registrar and Paying Agent, any Initial Purchaser or any of their respective affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions include PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Notes; provided, that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and, if the Issuer, the Calculation Agent, the Registrar and Paying Agent, any Initial Purchaser or any of their respective affiliates is a “party in interest” to a Plan involved in the transaction, it is solely by reason of providing services to the Plan or having a relationship to a service provider to the Plan, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase and holding of the Notes or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Neither this discussion nor anything in this Prospectus Supplement is or is intended to be investment advice directed at any potential purchaser that is a Plan, Plan Asset Entity or Non-ERISA Arrangement, or at such purchasers and holders generally, and such purchasers and holders should consult and rely on their counsel and advisors as to whether an investment in the Notes is suitable and consistent with ERISA, the Code and any Similar Laws, as applicable. Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

PLAN OF DISTRIBUTION
The Initial Purchaser has agreed, subject to the terms and conditions of the Terms Agreement dated 23 April 2026, entered into between the Initial Purchaser and ADB, to purchase from ADB (and ADB has agreed to sell to the Initial Purchaser) the principal amount of Notes specified on the cover page.

The purchase price of the Notes payable by the Initial Purchaser represents the Issue Price of 100% of the Aggregate Nominal Amount thereof. Under the terms and conditions of the Terms Agreement, the Initial Purchaser is committed to purchase and pay for U.S.$80,000,000 Aggregate Nominal Amount of the Notes when offered by ADB. The fees and commissions of the Initial Purchaser, as well as costs and expenses relating to the offering of the Notes, are payable by ADB. ADB will be reimbursed for all such fees and commissions, as well as certain other offering-related expenses, from the proceeds of DRB Grant Funds and other grant funding relating to the offering of the Notes.

The Initial Purchaser may purchase the Notes for its own accounts and for the accounts of its affiliates, if applicable.

The Initial Purchaser and any of its affiliates may from time to time hold Notes for investment, trading or other purposes.

The Initial Purchaser will agree to offer and sell the Notes at the Issue Price only to investors who, among other things, (i) are Qualified Institutional Buyers, (ii) are residents of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction and (iii) otherwise agree to be bound by the transfer restrictions described under “Notice to Investors” herein. The Notes may be reoffered and sold only to investors who (i) are Qualified Institutional Buyers, (ii) are residents of, and purchasing in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction, (iii) in Singapore, are institutional investors or accredited investors as defined under Section 4A of the SFA and (iv) otherwise agree to be bound by the transfer restrictions described under “Notice to Investors” herein.

After the Notes are released for sale in the public, the offering prices and other selling terms may from time to time be varied by the Initial Purchaser. In the future, the Initial Purchaser and any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

As part of their regular business, the Initial Purchaser and any of its affiliates may also provide investment banking, commercial banking, asset management, commodity pool operator and financing and financial advisory services and products, insurance and reinsurance, insurance and reinsurance related brokerage to the Issuer and its affiliates, and purchase, hold and sell, both for their respective accounts or for the account of their respective clients, on a principal or agency basis, loans, securities, and other obligations and financial instruments and engage in private equity investment activities. Neither the Initial Purchaser nor any of its affiliates will be restricted in their performance of any such services or in the types of debt or equity investments that they may make. In conducting the foregoing activities, they will be acting for their own account or the account of their customers and will have no obligation to act in the interest of ADB.

Sales by Aon Securities may be made by, through or on behalf of Aon Securities LLC and its appropriately licensed affiliates, including Aon Solutions (Ireland) Limited (“ASIL”). For investors in certain European Union countries, ASIL may act as a selling agent in connection with its distribution in those countries in the European Union. ASIL, which has a registered address of Iveagh Court, 6 Harcourt Road, Dublin 2, D02 VH94, is a company authorized and regulated by the Central Bank of Ireland (“CBI”) with reference number C29118. The Prospectus and this Prospectus Supplement are not intended for retail clients.

Furthermore, ADB may, from time to time, directly or indirectly own equity or debt of the Initial Purchaser or one or more of its affiliates. The Initial Purchaser or any of its affiliates may purchase the Notes for its own account and for the accounts of its affiliates.

ADB expects that delivery of the Notes will be made against payment therefor on or about 30 April 2026, which will be on or about the fifth (5th) business day following the Trade Date (this settlement cycle being referred to as “T+5”). Trades in the secondary market generally settle on the next business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the next three (3) succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the Trade Date or the next three (3) succeeding business days should consult their own advisor.

The Notes are a new issue of securities with no established trading market. ADB has been advised by the Initial Purchaser that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Settlement for the Notes will be made in immediately available funds.

No action has been or will be taken by ADB, the Initial Purchaser or any broker-dealer affiliates of the Initial Purchaser that would permit a public offering of the Notes or possession or distribution of this Prospectus Supplement or the accompanying Prospectus in any jurisdiction where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this Prospectus Supplement or the accompanying Prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on ADB, the Initial Purchaser or any broker-dealer affiliates of either ADB or the Initial Purchaser.

NOTICE TO INVESTORS

Because of the following restrictions, investors are advised to consult legal counsel before making any purchase, offer, resale, pledge or other transfer of the Notes.

The Notes are exempted securities under the Securities Act, and therefore the Notes have not been and will not be registered under the Securities Act. Notwithstanding the exemption from the registration requirements under the Securities Act, the Notes are being offered and sold only to, and may be reoffered, sold or otherwise transferred only to, investors who (i) are Qualified Institutional Buyers and (ii) are residents of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

Each purchaser of the Notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or possesses or distributes this Prospectus Supplement or any part of it and must obtain any consent, approval or permission required by such purchaser for the purchase, offer or sale by such purchaser of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of ADB, the Initial Purchaser, the Sole Structuring Agent, the Global Agent or any of their respective officers, directors, agents or affiliates will have any responsibility therefor.

Insurance Laws

Because the Notes may be categorized as risk-linked securities, it is possible that in some jurisdictions, purchasers of the Notes may become subject to regulation as providers of insurance or reinsurance.

Euroclear Actions with Respect to the Notes

The Global Agent will request that Euroclear include the risk-linked securities (“RLS”) descriptor in its securities database in order to indicate that sales are limited to purchasers who are residents of and purchasing in, and will hold the Notes in, Permitted U.S. Jurisdictions or Permitted Non-U.S. Jurisdictions and that the RLS restrictions will be further explained in the New Issues Acceptance Guide.

Clearstream Actions with Respect to the Notes

The Global Agent will direct Clearstream to reference “RLS” in the security name as it appears in the Clearstream securities database in order to indicate that sales are limited to purchasers who are residents of and purchasing in, and will hold the Notes in, Permitted U.S. Jurisdictions or Permitted Non-U.S. Jurisdictions.

Bloomberg Screens, Etc.

ADB will from time to time request applicable third-party vendors to include on screens maintained by such vendors appropriate legends regarding risk-linked securities restrictions on the Notes. Without limiting the foregoing, the Initial Purchaser will request that Bloomberg, L.P. include the following on each Bloomberg screen containing information about the Notes at the bottom of the “Security Display” page describing the Notes: “GRLS. SEE OM—ONLY QIB/PERMITTED JURISDICTIONS.”

Legends

The Issuer will not remove the legend set forth below in “—Representations of Purchasers” at any time.

Representations of Purchasers

Each purchaser (including subsequent transferees) of Notes (or a beneficial interest therein) will be deemed to represent, warrant, covenant and agree as follows:

(i)
The purchaser is purchasing or otherwise acquiring the Notes for its own account or for a beneficial owner for which such person is acting as fiduciary or agent with complete investment discretion and with authority to bind such other person (the purchaser, and each such beneficial owner, collectively, the “Purchaser”), and not with a view to any public resale or distribution thereof.

(ii)
Notwithstanding the exemption from the registration requirements under the Securities Act, the Notes may not be resold or transferred except to a Qualified Institutional Buyer (within the meaning of Rule 144A) that is a resident of and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

(iii)
The Purchaser is a Qualified Institutional Buyer and a resident of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction, and such acquisition will be for its own account or for the account of another Qualified Institutional Buyer.

(iv)
The Purchaser is not a participant-directed employee plan, such as a 401(k) plan, or a trust holding the assets of such plan, unless the investment decisions with respect to such plan are made solely by the fiduciary, trustee or sponsor of such plan.

(v)
The Purchaser and each account for which it is purchasing or otherwise acquiring the Notes (or beneficial interests therein), will purchase, hold or transfer at least U.S.$250,000 Aggregate Nominal Amount of the Notes (or beneficial interests therein).

(vi)
The Purchaser will provide notice of these transfer restrictions to any subsequent transferees and agrees not to act as a swap counterparty or other type of intermediary whereby any other party will acquire an economic or beneficial interest in the Notes or reoffer, resell, pledge or otherwise transfer the Notes (or any beneficial interests therein) to any person except to a person that (x) meets all of the requirements in this “Notice to Investors—Representations of Purchasers” and (y) agrees not to subsequently transfer the Notes (or any beneficial interest therein) except in accordance with these transfer restrictions.

(vii)	The Purchaser understands that the Notes will bear a legend to the effect set forth below:

INTERESTS IN THIS NOTE MAY BE OFFERED, REOFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) TO “QUALIFIED INSTITUTIONAL BUYERS” (“QUALIFIED INSTITUTIONAL BUYERS”) AS DEFINED IN RULE 144A UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), EACH OF WHICH MUST BE A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THE NOTES IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION AND (II) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES, ANY STATE OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION. EACH PURCHASER OF AN INTEREST IN THIS NOTE AND EACH SUBSEQUENT HOLDER OF AN INTEREST IN THIS NOTE IS REQUIRED TO NOTIFY ANY PURCHASER OF AN INTEREST IN THIS NOTE OF THE TRANSFER RESTRICTIONS BELOW.

THE PERMITTED U.S. JURISDICTIONS AND PERMITTED NON-U.S. JURISDICTIONS AS OF THE ISSUE DATE ARE REFERENCED IN THE ISSUER’S PROSPECTUS SUPPLEMENT DATED 23 APRIL 2026.

EACH PURCHASER (INCLUDING SUBSEQUENT TRANSFEREES) OF THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) WILL BE DEEMED TO HAVE REPRESENTED, WARRANTED, ACKNOWLEDGED AND AGREED THAT: (1) THE PURCHASER IS PURCHASING THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) FOR ITS OWN ACCOUNT OR FOR A BENEFICIAL OWNER FOR WHICH SUCH PERSON IS ACTING AS FIDUCIARY OR AGENT WITH COMPLETE INVESTMENT DISCRETION AND WITH AUTHORITY TO BIND SUCH OTHER PERSON (THE PURCHASER, AND EACH SUCH BENEFICIAL OWNER, COLLECTIVELY, THE “PURCHASER”), AND NOT WITH A VIEW TO ANY PUBLIC RESALE OR DISTRIBUTION THEREOF; (2) NOTWITHSTANDING THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, THIS NOTE MAY NOT BE RESOLD OR TRANSFERRED EXCEPT TO A QUALIFIED INSTITUTIONAL BUYER (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) THAT IS A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THE NOTES IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION; (3) THE PURCHASER IS A QUALIFIED INSTITUTIONAL BUYER, AND IS A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION, AND SUCH ACQUISITION WILL BE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER; (4) THE PURCHASER IS NOT A PARTICIPANT-DIRECTED EMPLOYEE PLAN, SUCH AS A 401(k) PLAN, OR A TRUST HOLDING THE ASSETS OF SUCH PLAN, UNLESS THE INVESTMENT DECISIONS WITH RESPECT TO SUCH PLAN ARE MADE SOLELY BY THE FIDUCIARY, TRUSTEE OR SPONSOR OF SUCH PLAN; (5) THE PURCHASER AND EACH ACCOUNT FOR WHICH IT IS PURCHASING OR OTHERWISE ACQUIRING THIS NOTE (OR BENEFICIAL INTERESTS HEREIN), WILL PURCHASE, HOLD OR TRANSFER AT LEAST U.S.$250,000 AGGREGATE NOMINAL AMOUNT OF THE NOTES (OR BENEFICIAL INTERESTS HEREIN); AND (6) THE PURCHASER WILL PROVIDE NOTICE OF THESE TRANSFER RESTRICTIONS TO ANY SUBSEQUENT TRANSFEREES AND AGREES NOT TO ACT AS A SWAP COUNTERPARTY OR OTHER TYPE OF INTERMEDIARY WHEREBY ANY OTHER PARTY WILL ACQUIRE AN ECONOMIC OR BENEFICIAL INTEREST IN THIS NOTE OR REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE (OR ANY BENEFICIAL INTEREST HEREIN), TO ANY PERSON EXCEPT TO A PERSON THAT (X) MEETS ALL OF THE REQUIREMENTS IN (1)-(6) AND (Y) AGREES NOT TO SUBSEQUENTLY TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN EXCEPT IN ACCORDANCE WITH THESE TRANSFER RESTRICTIONS.

THE PURCHASER OR OTHER HOLDER OF THIS NOTE (A) IS NOT (i) AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO TITLE I OF ERISA, (ii) A “PLAN” AS DEFINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), THAT IS SUBJECT TO SECTION 4975 OF THE CODE, (iii) AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN THE ENTITY (COLLECTIVELY “PLANS”), OR (iv) ANY OTHER PLAN THAT IS SUBJECT TO ANY U.S. FEDERAL, U.S. STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR PLAN”) AND IS NOT PURCHASING THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN ON BEHALF OF, OR WITH “PLAN ASSETS” OF, ANY SUCH PLAN OR SIMILAR PLAN; OR (B) IS ACTING ON BEHALF OF OR PURCHASING THIS NOTE (OR BENEFICIAL INTEREST HEREIN) WITH THE ASSETS OF SUCH A PLAN OR SIMILAR PLAN AND SUCH PURCHASER’S OR OTHER HOLDER’S PURCHASE, HOLDING AND SUBSEQUENT DISPOSITION OF SUCH INTEREST IN THIS NOTE IS EXEMPT BY REASON OF SECTION 408(B)(17) OF ERISA AND SECTION 4975(D)(20) OF THE CODE OR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE ADMINISTRATIVE OR STATUTORY EXEMPTION (OR IN THE CASE OF ANY SUCH SIMILAR PLAN, A COMPARABLE EXEMPTION APPLICABLE TO THE TRANSACTION). IF THE PURCHASER IS MAKING THE REPRESENTATIONS SET FORTH IN CLAUSE (B) ABOVE, THE PERSON MAKING THE DECISION TO PURCHASE THIS NOTE IS MAKING SUCH REPRESENTATIONS ON BEHALF OF SUCH PURCHASER BOTH IN THEIR INDIVIDUAL CAPACITY AS WELL AS THEIR FIDUCIARY CAPACITY AND FURTHER REPRESENTS THAT IN CONNECTION WITH SUCH PURCHASE, SUCH PERSON HAS DETERMINED THAT IN CONNECTION WITH SUCH TRANSACTION THE PURCHASER WILL RECEIVE NO LESS, AND PAY NO MORE, THAN ADEQUATE CONSIDERATION AS PROVIDED IN SECTION 408(B)(17) OF ERISA AND SECTION 4975(D)(20) OF THE CODE.

ANY INFORMATION PROVIDED TO A PURCHASER OR A PROSPECTIVE TRANSFEREE SHALL BE FOR THE SOLE PURPOSE OF ASSESSING THE INVESTMENT. AS A CONDITION OF ACCESS TO SUCH INFORMATION, EACH PURCHASER AGREES THAT NEITHER IT NOR ANY PROSPECTIVE TRANSFEREE MAY DISCLOSE ANY SUCH INFORMATION TO THIRD PARTIES OTHER THAN AS REQUIRED BY APPLICABLE LAW, INCLUDING U.S. FEDERAL AND STATE SECURITIES LAWS, NOR USE THE INFORMATION FOR ANY PURPOSE OTHER THAN INVESTMENT ANALYSIS.

(viii)
The Purchaser has had access to such financial and other information concerning ADB and the Notes as it has deemed necessary in connection with its decision to purchase the Notes. The Purchaser (i) has been given the opportunity to ask questions of and receive answers from ADB concerning the terms and conditions of the offering of the Notes and other matters pertaining to an investment in the Notes, (ii) has been given the opportunity to request and review such additional information necessary to evaluate the merits and risks of a purchase of the Notes and to verify the accuracy of or to supplement the information contained in this Prospectus Supplement to the extent ADB possesses such information and (iii) has received all documents and information reasonably necessary to make an investment decision, subject to contractual restrictions on ADB’s ability to disclose confidential information. The Purchaser understands the terms, conditions and risks of the Notes and that the Notes involve a high degree of risk as described in this Prospectus Supplement, including possible loss of the Purchaser’s entire investment. The Purchaser has not relied upon any advice or recommendation of ADB, the Initial Purchaser, the Sole Structuring Agent, GEM, any Event Calculation Agent or any of their respective affiliates, and is making its own investment decision based upon its own judgment and upon the advice of such professional advisors, either employed or independently retained by the Purchaser, as it has deemed necessary to consult. It has not relied on any other version of this Prospectus Supplement other than the final version thereof in making its investment decision with respect to the Notes. The Purchaser acknowledges that no person has been authorized to give any information or to make any representations concerning ADB or the Notes other than those contained in this Prospectus Supplement and the documents incorporated by reference herein and, if given or made, such other information or representations have not been relied upon. The Purchaser acknowledges that it has reviewed this Prospectus Supplement and the documents incorporated by reference herein, including the section “Additional Risk Factors” and the legends in the forward part of this Prospectus Supplement. The Purchaser has determined that it has the legal power, authority and right to purchase the Notes. The Purchaser understands that there is no assurance that a secondary market for the Notes will develop, the fair market value of the Notes may reflect a substantial discount from the Purchaser’s initial investment and substantial volatility in light of certain events, and that the Notes may trade at a value other than that which may be inferred from the current levels of interest rates, due to other factors including, but not limited to, expectations of the future levels of interest rates and the occurrence of certain Applicable Events.

(ix)
The Purchaser or other holder of a Note (A) is not (i) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, (ii) a “plan” as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), that is subject to Section 4975 of the Code, (iii) an entity whose underlying assets include “plan assets” by reason of any such employee benefit plan’s or plan’s investment in the entity (collectively (i), (ii) and (iii), the “Plans”), or (iv) any other plan that is subject to any U.S. federal, U.S. state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Plan”) and is not purchasing an interest in the Notes on behalf of, or with “plan assets” of, any such Plan or Similar Plan; or (B) is acting on behalf of or purchasing a Note (or any beneficial interest therein) with the assets of such a Plan or Similar Plan and such Purchaser’s or other holder’s purchase, holding and subsequent disposition of such interest in the Notes is exempt by reason of Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code or prohibited transaction class exemption 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable administrative or statutory exemption (or in the case of any such Similar Plan, a comparable exemption applicable to the transaction). If the Purchaser is making the representations set forth in clause (B) above, the person making the decision to purchase such Notes is making such representations on behalf of such Purchaser both in their individual capacity as well as their fiduciary capacity and further represents that in connection with such purchase, such person has determined that in connection with such transaction the Purchaser will receive no less, and pay no more, than adequate consideration as provided in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code.

(x)
The Purchaser agrees, prior to the sale by such Purchaser of any Notes, to provide any potential purchaser that is a permitted transferee the opportunity to review any Available Information received by the Purchaser prior to the date of such sale.

(xi)
The Purchaser (if other than the Initial Purchaser) acknowledges that ADB, the Initial Purchaser and other persons will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and agreements deemed to have been made by its purchase of an interest in Notes are no longer accurate, it will promptly notify ADB and the Initial Purchaser.

Investors are strongly urged to have these representations and agreements reviewed by their counsel prior to making any decision to invest in the Notes.

Third-Party Information

ADB has only made very limited enquiries in relation to information provided by third parties (“Third-Party Information”), including information set forth under the headings “The Risk Transfer Transaction—Kyrgyz Republic” and the information set forth in Appendices E-I, E-II, E-III, P-I and P-II, and does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Third-Party Information. Prospective investors in the Notes should not rely upon, and should make their own independent investigations and enquiries in respect of, the same.

LISTING INFORMATION

Application will be made to the Singapore Exchange Securities Trading Limited, also known as SGX-ST, for the listing and quotation of the Notes on the Official List of the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Prospectus Supplement. Approval in-principle from the Singapore Stock Exchange, admission of the Notes to the Official List of the Singapore Stock Exchange and the listing and quotation of any Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of ADB, the Global Medium-Term Note Program of ADB or the Notes. The Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of U.S.$250,000 (or its equivalent in foreign currencies) for so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require.

For so long as any Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event that the global certificate representing such Notes is exchanged for definitive notes in certificated form, ADB will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that the global certificate is exchanged for definitive notes in certificated form, an announcement of such exchange shall be made by or on behalf of ADB through the Singapore Stock Exchange and such announcement will include all material information with respect to the delivery of the definitive notes in certificated form, including details of the paying agent in Singapore.

The Prospectus (as supplemented with the Capital at Risk Notes Prospectus Supplement dated 1 April 2026 and this Prospectus Supplement) will be published on the website of the Singapore Stock Exchange at www.sgx.com.

RELATED PARTIES

The Initial Purchaser, the Sole Structuring Agent and their respective affiliates are financial institutions, reinsurance companies or (re)insurance intermediaries engaged, or expected to be engaged in the future, in various activities, which may include insurance and reinsurance, insurance and reinsurance related brokerage, securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

GEM is a non-profit foundation whose governing board members consist of various companies in the insurance industry, including affiliates of the Initial Purchaser, the Sole Structuring Agent and AIR.  Each governing board member of GEM has voting rights, have access to and may provide scientific feedback on earthquake models developed by GEM. Any of the Initial Purchaser, the Sole Structuring Agent and AIR may engage in transactions with GEM on transactions other than the Notes.  GEM also collaborates as a partner in scientific research projects with the Primary Earthquake Reporting Agency and the Back-up Earthquake Reporting Agencies.  Certain of the Initial Purchaser, the Sole Structuring Agent and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, insurance and reinsurance and insurance and reinsurance related brokerage services and other services for ADB for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities as applicable, the Initial Purchaser, the Sole Structuring Agent and any of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of ADB, including the Notes.

EXPERTS

The statistical data, risk modeling and explanations thereof included in Appendix E-I, Appendix E-II and Appendix E-III to this Prospectus Supplement under the headings “Earthquake Expert Risk Analysis”, “Earthquake Expert Risk Analysis Results” and “Earthquake Data File” (which includes information made available on the Site) and any related disclosure herein have been included in reliance upon Fondazione GEM as an expert in modeling techniques and the analysis of risks associated with Earthquake Events.

For the avoidance of doubt, the Extreme Precipitation Report does not include any stochastic modeling results and as a consequence this is not prepared by JBA as expert in flood modeling, but only includes a historical analysis of the index performance and certain descriptions of the index methodology.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ADB by Sullivan & Cromwell LLP, Washington, D.C.. Sidley Austin LLP, New York, New York, has advised the Initial Purchaser as to certain legal matters, including U.S. securities law matters.

APPENDIX E-I
EARTHQUAKE EXPERT RISK ANALYSIS

April 1, 2026
Contents

1	Introduction to GEM / Overview of Analysis			A-E-I-1

2	Seismic Hazard Modeling Approach			A-E-I-2
	2.1	Limitations of Seismic Hazard and Risk Analysis Included Herein		A-E-I-2
	2.2	Scientific Terms and Concepts		A-E-I-3
		2.2.1	Earthquakes: definition and occurrence	A-E-I-3
		2.2.2	Uncertainties in hazard and risk models	A-E-I-4
		2.2.3	Seismotectonics of Central Asia	A-E-I-5
	2.3	Hazard Model Construction .		A-E-I-7
		2.3.1	Data Sources	A-E-I-7
		2.3.2	Geodetic-Geologic Block Model	A-E-I-9
		2.3.3	Fault Source Construction	A-E-I-10
		2.3.4	Distributed Seismicity Sources Construction	A-E-I-11
		2.3.5	Stochastic Event Set Generation	A-E-I-13
	2.4	Seismic Source Model Validation		A-E-I-13

1	Introduction to GEM / Overview of Analysis

The Issuer has engaged the Global Earthquake Model Foundation (“GEM”), as an independent consultant, to estimate the rates of occurrence of earthquakes affecting the Republic of Tajikistan and the Kyrgyz Republic. GEM’s work includes estimating potential earthquakes, their probabilities of occurrence within specified time intervals, their geophysical characteristics, and their effects on populations and buildings in the region.

GEM is a non-profit, public-private organization founded in 2009, based in Pavia, Italy. GEM develops seismic hazard and risk models for regions worldwide, as well as datasets and software to perform probabilistic seismic hazard and risk assessment.

To estimate the probabilities of earthquake occurrences affecting the Republic of Tajikistan and the Kyrgyz Republic, GEM has created a Probabilistic Seismic Hazard Analysis (PSHA) model for the broader Central Asia region (Version 2025.0). This is created with GEM’s model building tools and is run with the OpenQuake Engine, GEM’s state-of-the-art probabilistic seismic hazard and risk analysis modeling program. The PSHA model defines the annual occurrence rates for a comprehensive set of millions of plausible earthquakes in the region.
A-E-I-1

This GEM Expert Hazard Analysis document describes the data and methods used by GEM on behalf of the Issuer to calculate the estimated distribution of losses. The data modeling and explanations included in the “GEM Expert Hazard Analysis” section have been prepared by GEM as experts in such matters.
2	Seismic Hazard Modeling Approach

Though insurers and reinsurers often rely on standard actuarial practices to estimate future losses based on those in the past, for certain types of catastrophic events including earthquakes, this approach is insufficient. Damaging earthquakes occur relatively infrequently in a given area, so that knowledge of past events (perhaps decades or centuries ago) is often poor; and in many regions with complex geology, a wide variety of such earthquakes is possible, so that the next damaging event is unlikely to resemble the previous events.

Calculating the expected earthquake losses in this complex and uncertain environment requires a different approach, one that uses a comprehensive range of unique possible earthquakes and their effects, and estimates of the frequencies of occurrence of each. The set of possible earthquakes and their occurrence rates is constructed systematically from a broad range of geological and geophysical data, calibrated to instrumentally–observed seismic catalogs, and compared to historical events. The potential losses are estimated based on high-resolution datasets of exposed assets, which are each linked to determinations of the probable damage levels they would sustain, based on the intensity of the earthquake-induced ground shaking. The seismic ground motions emanating from each potential earthquake are estimated through a suite of published empirically calibrated models that account for the characteristics of the earthquake, the distance between the earthquake and the site of an individual or group of assets, the nature of the geologic crust in the area, and the soil conditions at the site.

2.1	Limitations of Seismic Hazard and Risk Analysis Included Herein

The results of GEM’s analyses are not to be viewed as facts or forecasts of future Earthquake Events and should not be relied upon as a representation of the future values of the Notes. Actual earthquake occurrence can materially differ from that generated by the GEM model. No model of catastrophe events is, or can be, an exact representation of reality. The earthquake occurrences and other analyses generated by GEM are based on assumptions relating to environmental and other factors, many of which represent subjective judgements, are inherently uncertain, and are beyond GEM’s control. Accordingly, the hazard analysis produced by the GEM Model is subject to uncertainty. The assumptions and methodologies used by GEM may not constitute the exclusive set of reasonable assumptions and methodologies, and the use of alternative assumptions and/or methodologies could yield results materially different from those generated by GEM.

In its hazard estimation models for earthquakes, and in the development of various parameters used in the GEM Model, GEM has relied on published technical papers, historical catalogs of past events, scientific theory published in refereed journals, and other data and analyses that it believes represent the current and credible scientific opinion as of their respective release dates. GEM has not reviewed, however, the authenticity of all the data in the historical catalogs as to the dates, locations, or severities of the catastrophe events. Further uncertainties arise from insufficient data, limited scientific knowledge, alternative theories governing empirical relationships, and the random nature of earthquakes.
A-E-I-2

GEM reviews its modeling assumptions on a regular basis in light of new seismological, engineering, and other data and information, and refines its hazard estimates as such information becomes available. Such refinements materially alter, and have in the past materially altered, the hazard estimates generated by the GEM Model.
2.2	Scientific Terms and Concepts

2.2.1	Earthquakes: definition and occurrence

An earthquake is the sudden release of stored elastic strain energy in the Earth’s crust or upper mantle. Most earthquakes occur when a fault (a fracture or plane of weakness in the Earth along which differential motion of the rock on either side has occurred) abruptly slips or ruptures, and there is rapid relative movement of the rock to either side. This sudden motion creates seismic waves that radiate outward from the source. These waves cause the Earth’s surface to shake as they pass, which is the proximate cause of damage. A fault is said to be active (i.e. capable of generating an earthquake) if it has hosted earthquakes in the past 10,000–100,000 years, or if the rocks to either side of it are measurably moving.

The magnitude describes the earthquake’s size at its source and is intended to be comparable across regions and recording conditions. Modern practice typically uses moment magnitude (Mw), which is based on seismic moment, a physical measure proportional to the area of the fault that slipped, the average slip on that area, and the rigidity of rock. Because it reflects the total rupture size and slip, Mw is a more consistent measure for large earthquakes than older magnitude scales. A one–unit increase in Mw corresponds to roughly a 32–fold increase in energy release (approximately), so small changes in magnitude imply large changes in the potential for damaging shaking.

The intensity of the ground motion (shaking) depends on the characteristics of the earthquake (e.g., the magnitude or amount of energy release, the depth and location, size and shape of the earthquake rupture, the relative sense of displacement); the travel path between the earthquake rupture and the site of interest (the distance of travel, the stiffness of the rock); and the soil conditions at the site (the depth and stiffness of the soil).

The location of an earthquake is often expressed using the latitude, longitude, and depth of the hypocenter, the point from which the rupture originates. The epicenter is the vertical projection to the topographic surface of the hypocenter.

The Earth’s outer shell (the lithosphere) is broken into tectonic plates that move slowly, primarily driven by convection in the planet’s interior. The plates are generally internally rigid, but deform at and near their boundaries, primarily due to the forces of adjacent plates, as well as the gravitational stresses that result from variations in crustal thickness, elevation, and density. This deformation leads to pervasive fracturing of the cold outer lithosphere; as slivers of crust move past each other along faults, the edges of the crustal slivers or blocks stick because they are frictionally locked together, elastically shearing the crust until sufficient energy has accumulated to overcome the friction, and the fault slips in an earthquake.
A-E-I-3

The rates of motion of the crustal blocks or slivers are reasonably constant over thousands of years. These are the slip rates of the intervening faults, and they are proportional to the rates of seismic energy release on the faults. Fault slip rates range from about 0.1 mm/yr for the slowest– moving faults in seismically active areas, to tens of mm/yr for the most rapid plate–boundary faults such as the Main Himalayan Thrust fault near the region of interest. These rates are measurable through field geological investigations and through analysis of Global Positioning System (GPS) and other satellite geodetic data. The measured slip rates of faults may then be used to estimate seismic occurrence rates on the faults.

In areas of pervasive faulting and frequent seismicity, the lithosphere is heavily damaged and relatively hot, causing strong attenuation of seismic energy as waves travel through it. In contrast, the interiors of tectonic plates, away from active faults, are colder, stiffer, and less fractured; seismic waves travel with less dissipation in these tectonically stable areas. Therefore, the ground motion intensity from an otherwise identical earthquake at a given distance will be less in an area of active faulting than in a stable region. The depth of an earthquake also plays a strong role in the intensities of its ground motions; deeper events have longer paths to sites on the surface, so they have less intense ground motions (especially at the frequencies that cause damage to single–story buildings), even though a site may be quite close on a map to the epicenter. Deep seismicity is frequent in and around the southern part of the Republic of Tajikistan (Figure 2).
2.2.2	Uncertainties in hazard and risk models

Virtually everything in science is subject to some amount of uncertainty: values are not capable of being measured with absolute accuracy and precision, and indeed may change through time or have some inherent randomness. Scientific concepts are also often imperfectly defined, due to a lack of knowledge or incompletenesses and incompatibilities in scientific theory. This is the nature of advancing knowledge.

Seismic hazard models are built on data (subject to measurement uncertainty) and scientific theory (with its own limitations), and also model a fundamentally random process, that of earthquake occurrence. These different sources of uncertainty can be classified into two groups, which are treated differently in the hazard and risk modeling process.

The first type of uncertainty is ‘aleatory uncertainty’, which is the natural, random variability within a system or process. A familiar example is the value of the next roll of a fair, six–sided die. There is no way to predict the specific value, but we know that all values between 1 and 6 are equally possible. Aleatory uncertainty is irreducible. No amount of additional knowledge or constraints can decrease or remove it. Earthquake occurrence is subject to significant aleatory uncertainty: the numbers and magnitudes of earthquakes that occur each year vary, even though the fundamental processes that govern earthquake occurrence may not, and this is not an artefact of our imperfect knowledge of the system, due to either observational or theoretical limitations.

The second type of uncertainty is ‘epistemic uncertainty’, which is a reflection of our imperfect knowledge of the system. This can be either uncertainty in the specific value of something (due to challenges in measurement, for example) or to known gaps in theory. Epistemic uncertainties are, in principle, reducible by the addition of information. To continue the dice analogy, if we do not know how many sides an n-sided die is, or if it is fair or not, then we have epistemic uncertainty in the distribution of possible outcomes—this is distinct from the aleatory uncertainty in the next roll. In seismic hazard and risk models, there are many sources of epistemic uncertainty: the slip rates of individual faults, the magnitude–frequency distribution of those faults, potential interactions between the faults, the characteristics of attenuation of ground shaking from each potential earthquake, the numbers and types of buildings and other infrastructure in the area, the fragility of those assets, how people are affected by those damages.
A-E-I-4

The two types of uncertainty are handled differently within seismic hazard and risk models. The most fundamental aleatory uncertainty is the random variability in earthquake occurrence. This is primarily accounted for by producing stochastic event sets, in which the randomness is modeled with statistical tools for describing this variability, such as the Poisson temporal occurrence model, which specifies the expected variability around the mean occurrence rate over different time periods, given certain assumptions. Other aleatory uncertainties, for example randomness in ground motions or in asset damage given a specific level of ground shaking, are handled similarly with appropriate statistical distributions. These statistical distributions are essentially built into the model and modeling package; i.e., they are implicit, and expressed through sampling during the modeling process.

Epistemic uncertainties, on the other hand, are generally handled through separate computational paths for each component that has associated epistemic uncertainty (regardless of whether those uncertainties are best described by discrete or continuous variables), through a logic tree structure. This allows for wide flexibility in alternative specifications, and makes explicit the sources of and choices for the representation of epistemic uncertainty. The cost of this is computational complexity: Given n independent sources of epistemic uncertainty represented by m branches per source, the total number of possible logic tree paths is nm.

It should be noted that, from the standpoint of an observer, there is an interplay between the aleatory and epistemic uncertainties of an unknown quantity. If one observes only the outcomes of a few rolls of a die, they may not know whether the die has 5 or 6 sides, or whether it is fair. The same is true of seismic hazard and risk modeling: the modelers must bring to bear a set of noisy data and incomplete scientific theory to infer the rates and consequences of earthquakes, such that both the aleatory and epistemic uncertainties are accurately represented.

A third type of uncertainty is ‘parametric uncertainty’, which is essentially a choice of model parameters that do not truly relate to a lack of knowledge but of modeling considerations. These parameters may not describe some natural quantity subject to epistemic uncertainty, but instead some factor in the construction or operation of the model. An example would be the spacing of points representing the Earth’s surface, where hazard is calculated. When these factors can affect model behaviour, a suite of them may be used in different branches of a logic tree, just as would be done with epistemic uncertainties; however they are philosophically different.
2.2.3	Seismotectonics of Central Asia

Tectonics and seismicity in Central Asia are driven by the convergence of the Eurasian plate in the north with the Indian and Arabian plates in the south (Figure 1). The crust of the southern margin of Eurasia, including the Iranian and Tibetan plateaus and the mountain belts of the Pamir and Tien Shan ranges, is pervasively faulted and undergoes distributed deformation throughout, leading to seismicity throughout the area (Figure 2).

Within and around the Kyrgyz Republic and the Republic of Tajikistan, seismicity is most active along the boundary between the Tien Shan and Pamir ranges, in a belt through northern Tajikistan. The belt of seismicity extends to the east into Xinjiang province, China, southeast of the Kyrgyz border but close enough to potentially cause shaking near the border (though this mountainous area is sparsely populated). To the south, in the Pamir range, crustal seismicity is most present along a strike–slip fault running through the Pamir, which hosted the 1911 and 2017 Sarez earthquakes, both with an Mw of around 7.3.
A-E-I-5

Figure 1: Regional tectonics and geodetic block model for the GEM Central Asia model. GPS geodetic velocity data (used in the fault slip rate inversion) are shown with red arrows. The circles at their tips show 1-σ uncertainties, relative to a stable Eurasian reference frame. Block boundaries are shown in white. Faults are shown in black, with line thicknesses proportional to their slip rates. The boundaries of the Republic of Tajikistan and the Kyrgyz Republic are shown in blue.
A-E-I-6

Seismicity in the Tien Shan region, which encompasses the Kyrgyz Republic and northern Republic of Tajikistan, is distributed throughout. Though it is less frequent than along the Pamir–Tien Shan belt, magnitudes can be large. The Tien Shan contains many distributed reverse faults that individually slip fairly slowly (rates of 0.1–2 mm/yr, generally). Because faults are highly interconnected, very large earthquakes can occur during multifault ruptures. An example is the 1911 Chon-Kemin earthquake south of Almaty, Kazakhstan, with a magnitude of around Mw 8.0. However, a very large strike–slip fault, the Talas–Ferghana fault, bisects the Kyrgyz Republic. It has generated large earthquakes in the past, and the 1946 Chatkal (Mw estimated at 7.5) is widely thought to have occurred on this fault.

An additional, globally notable region of deep seismicity (with large earthquakes extending to hundreds of km depth) exists in the Pamir and Hindu Kush in and east of the southern Republic of Tajikistan. Though earthquakes in this zone can be very large, the largest are deep enough that they are not particularly damaging though they are widely felt. This deep seismicity is generally considered to be related to the subduction of lithosphere of the Indian plate into the Eurasian mantle.
2.3	Hazard Model Construction

The GEM Central Asia seismic hazard source model is constructed as a combination of fault sources and distributed seismicity sources. The geometry of fault sources is based on mapping, and seismicity occurrence rates are determined by inverting geodetic and geologic data. The distributed seismicity sources are made from an instrumental seismic catalog. Fault and distributed seismicity sources are combined in a second stage, with spatial and magnitude intersections (potentially duplicating seismicity) resolved. All uncertainties in the seismic source model are aleatory, though the ground motion component (not described in this report) also contains epistemic uncertainty. The inclusion of epistemic uncertainties in the source model is a potential avenue for future investigation.
2.3.1	Data Sources

The Central Asia (CEA) hazard source model is a synthesis of various data sources that serve as proxies for future seismicity.

Fault sources were built from GIS–based mapping by GEM, as part of a global active fault remapping effort. Faults are mapped and determined to be potentially active based primarily on tectonic geomorphology (that is, the interpretation of the topographic surface, satellite imagery, and rock units), seismic and geodetic information, and previous maps and other research. Validation of the mapping in the study area was performed by field geologists at the University of Oxford who have been working in the region, as part of a longer-term collaboration with GEM. The subsurface fault geometries (e.g., dip angle and termination at depth of the fault) are inferred from the fault kinematics, geologic deformation, and regional seismicity if information for a particular fault is not available. The faults were mapped with the primary goal of seismic hazard modeling, so the geometries and inclusion criteria are most suited for this purpose, in contrast to many existing databases compiled for scientific study, which are often too fine, too coarse, or otherwise incomplete and unsuitable. Furthermore, the faults were drafted under the assumption that multifault rupture creation would be possible in the source model creation, so fault segmentation naturally follows the expression of the faults in the source datasets rather than the limitations of the modeling program.
A-E-I-7

Figure 2: Seismicity in the Kyrgyz Republic and the Republic of Tajikistan, from the GEM Global Earthquake Catalog (see section 2.3.1 for a description of this dataset)
A-E-I-8

The slip rates on the faults (which control the accumulation of seismic energy) are determined by inverting geodetic and geologic deformation data using an elastic block model, as described below. The inversion uses 3859 satellite geodetic velocities, which are a mix of GNSS (GPS) data from a wide range of published sources as well as velocities derived from satellite interferometry (InSAR) by the University of Leeds, provided to GEM as part of a long–term collaboration. The inversion also uses 78 geological fault slip-rate measurements, taken from the literature.

An instrumental seismic catalog is used to build the distributed seismicity and to verify the full hazard source model against observations of seismic occurrence. We have used the GEM Global Earthquake Catalog which is constructed by merging the ISC-GEM v10, GCMT, and ANSS Com-cat catalogs; duplicate events were removed through automated and manual methods. As classical PSHA models are typically ‘time–independent’, i.e. representing only mainshocks without additional conditional earthquake occurrence, the catalog is ‘declustered’ to remove foreshocks and aftershocks. We used the Gardener and Knopoff approach with the parameters proposed by Urham-mer; two alternative sets of parameters were tested, namely, the Gardner–Knopoff and Gruental ones. With these settings, declustering removes slightly more events but does not yield substantive differences in the rates or spatial distributions of damaging seismicity, so including alternative catalogs brings no real benefit but adds computational expense.
2.3.2	Geodetic-Geologic Block Model

Fault slip rates were determined from an elastic block model which inverts geologic and geodetic data to estimate the motions of crustal blocks in the region, and the slip rates of intervening faults. Block modeling is a well–established geoscience technique, building off of the fundamental mathematics of plate tectonics. Essentially, blocks are coherent bodies of the Earth’s crust that are bound by faults or non-fault deforming zones (generally not seismically expressive). The instantaneous motion of any block can be described as a rotation around an ‘Euler pole’ or pole of rotation located at some position on the Earth. As no natural reference frame for global block motion exists, all rotations are relative to some arbitrary or convenient reference frame. The slip rate of a fault is the relative motion between adjacent blocks at the fault location.

Blocks were mapped in QGIS at the same time as fault mapping. This allows for maximum compatibility between the faults and blocks and optimizes the geometry of each. The blocks were drawn so that they encompass the maximum amount of similar geodetic data available while still honoring the geometries of the faults and accounting for natural changes in rate along strike of a fault or due to branching or other complexities. Generally, blocks within a deforming zone have a handful of geodetic data in each, while the large tectonic plates surrounding the region (e.g., the Indian or Arabian plates) have hundreds or thousands.

The block modeling itself was performed using Oiler, GEM’s program created for the purpose, written in the Julia scientific computing language. Oiler assembles a system of equations for the motion of each block relative to the reference frame for each geodetic vector or geologic slip rate.
A-E-I-9

The equations account for the effects of fault locking on the geodetic deformation field, but this does not affect the geologic slip rates. The system of equations is augmented by plate circuit constraints that ensure that the relative motion between any three plates is consistent regardless of the reference frame or basis of comparison, and then given additional regularization in the form of damping of velocities that prevent spurious solutions in underconstrained regions. The global system of equations is sparse, and solved through a weighted linear least squares solution using LU factorization using the SuiteSparse solvers. Once the system of equations is factorized, the global optimal solution is found. Then, uncertainties in the results are found through a Monte Carlo approach: the data vector is perturbed hundreds or thousands of times by sampling each data point from its uncertainty distribution, and then the factorized system is iteratively solved. This produces a robust propagation of data uncertainties into the solution, which is then propagated into the uncertainties for the fault slip rates.
2.3.3	Fault Source Construction

Fault sources are created from fault information as described in the previous sections using GEM’s tool Fermi for fault network rupture modeling, which yields faults that are capable of subfault ruptures (which involve a section of the fault surface) to multifault ruptures (in which single–fault ruptures on multiple faults rupture jointly). The fault surfaces are the same as those in the mapping and block model, i.e. there is no additional simplification of the fault geometries. The fault surfaces are first broken up into subfaults of equal dimensions, targeting 10 x 10 km. These subfaults are the smallest independent sources of fault ruptures on the fault system, producing ruptures about Mw 6.0. Then, larger ruptures are formed on each fault by assembling all contiguous, rectangular sets of subfaults that either a) have realistic aspect ratios (i.e., with a minimum along–strike width to down–dip length ratio of just under one and a maximum of 3), or b) fully saturate the down–dip extent of the fault, in which case there is no maximum aspect ratio. The minimum magnitude of rupture for a given fault is the smallest subfault, and the maximum magnitude is the largest multifault rupture that a fault participates in. Therefore, these parameters are determined through the fault network configuration and geometry, rather than imposed directly.

Once all of the single–fault ruptures have been created, multifault ruptures are found. First, all of the pairs faults that are within a specified maximum separation or ‘jump distance’ of 10 km are identified. From these pairs, an adjacency graph is created. Then, all possible multifault ruptures are enumerated through a depth–first search on the adjacency graph, with a maximum number of single–fault ruptures in an individual multifault rupture. For a regional model like the GEM CEA model, only full–fault ruptures are allowed to participate in multifault ruptures, otherwise, billions of ruptures would be created, which is overly computationally demanding without adding much realism. After the ruptures are created, a score for the geometric and kinematic plausibility of each is calculated, and the rupture set is stochastically filtered proportionally to the plausibility.

In the CEA model, 485 faults were included in the hazard model. These were broken into 9387 subfaults. About 74,000 single–fault and 10,000 multi-fault ruptures were included in the model after plausibility filtering.

Once the rupture set has been selected, the annual occurrence rates for each rupture are determined through an inversion of geological and seismological constraints. Inversion seeks to match the slip rates for each subfault (Figure 3), as well as matching a b-value of 0.8 on each subfault; this is calibrated to match the regional seismicity rates and magnitude–frequency distribution (though a model–wide magnitude–frequency distribution was not imposed for this model). This calibration indicated that a seismic slip rate fraction (the component of fault slip that is released in earthquakes modeled on the faults) is 1.0.
A-E-I-10

Figure 3: Comparison between observed and modeled slip rates on the various faults within the investigated area. Observed slip rates are in black, with error bars shown on the y axis. The modeled slip rates are shown in blue. The diagonal black line indicates a 1:1 relationship (i.e., a perfect fit).
The rupture rate inversion creates a system of linear equations that is solved in a weighted, non–negative least squares sense using a simulated annealing solver. The constraints are fit quite well, especially the slip rates (which are virtually all within 1-σ uncertainty, Figure 3) and the match to the regional seismicity.
2.3.4	Distributed Seismicity Sources Construction

The distributed seismicity sources represent seismicity not linked to mapped faults, and to moderate magnitude seismicity both near and far from faults. The distributed seismicity sources are modelled as multipoint sources, i.e. gridded points with b-values set for the source and variable a-values. There are 13 crustal distributed seismicity sources in the CEA model (Figure 4). They were created from a larger set covering all of Asia, then trimmed to a buffer of about 300 km around the Central Asian nations.

The seismicity rates within each distributed seismicity source are based on the earthquakes in the GEM Global Earthquake Catalog that fall within its boundary. For each source, the completeness window (within which it is assumed that no earthquakes are missing) is found for different magnitude ranges, as well as the Gutenberg–Richter a- and b-values, using the Weichert method. Then, the rates of seismicity at each grid point in the source are found by a kernel–based smoothing of the instrumental, declustered seismicity, and then balancing the point rates to sum to the source’s total seismicity rate.

The distributed sources belong to different ‘tectonic regions’ each one corresponding to a set of ground motion models used to compute the median shaking and its uncertainty for each considered rupture. Sources within the actively faulted and deforming regions are given an ‘Active Shallow Crust’ type, which has higher attenuation; sources in the more rigid areas are given ‘Stable Continental’ designations.
A-E-I-11

Figure 4: GEM’s Central Asia Hazard Model. Faults are shown in black with thickness proportional to the fault slip rate. Distributed sources are shown as colored polygons. Purple polygons are active shallow crust type, while orange polygons are stable continental type.
A-E-I-12

After the distributed sources have been made, 3D buffers are created around the faults at a distance of 20 km. Any point source within this buffer has all of its ruptures ≥  Mw 6.0 removed, as that seismicity is modeled by the fault sources. This avoids ‘double counting’ the observed on–fault earthquakes.

Two sources were made for the deep seismicity in the region. These are made in a similar way to the crustal sources.
2.3.5	Stochastic Event Set Generation

A 100,000-year stochastic event set is generated by first calculating the annual occurrence rates for all earthquake ruptures permitted by the seismic source model and converting those rates into annual probabilities of occurrence. Earthquake occurrences are then simulated over a 100,000-year time horizon, assuming a Poisson process, by randomly sampling the number and year-of-occurrence of events for each rupture. This random sampling continues until the full 100,000-year synthetic catalogue is produced, yielding a large ensemble of events whose long-term frequency and characteristics are statistically consistent with the input occurrence rates.
2.4	Seismic Source Model Validation

The seismic source model is validated using GEM’s program Hamlet (Hazard Model Evaluation and Testing). Hamlet provides a comprehensive set of tests (in which a criterion is tied to a pass/fail threshold) and evaluations (in which a qualitative or quantitative criterion is applied but not in a pass/fail sense). Because the fundamental challenge of seismic hazard assessment is that the period of comprehensive instrumental seismic observations is far less than the return period for the damaging earthquakes we seek to model, most of the tests are based around the generation of stochastic event sets (i.e., set of earthquakes representing one potential realization of the seismicity admitted for the source model during a predefined period of time, say 10,000 years) of the same duration as the seismic observations, and the statistical comparisons of the two. Although the full results are not shown here, those of primary importance are shown and discussed herein. Perhaps the most important component of validation is that the model is capable of reproducing the observed seismic catalog, both in its gross statistical attributes and in its particulars. Figure 5 shows that the observed magnitude–frequency distribution is within the range of stochastic simulations of the period of observation. Figure 6 shows the results of the M-Test, which looks more specifically at the earthquake occurrence within magnitude bins, and it is clear that the observed number of earthquakes within each bin is consistent with the model.

Though the aggregate statistics of earthquake occurrence show the model matching the observations on net, those comparisons do not address whether there are spatial discrepancies in observed vs. modeled seismicity. To evaluate this, we perform the S-test, which evaluates the number of earthquakes produced in hexagonal grid cells of 10s of km across, and compares the number of observed events to the number produced in synthetic catalogs. The results are shown in Figure 7. The high likelihood of each of the hundreds of hexagonal cells indicates that the spatial occurrences of modeled seismicity are highly compatible with the observations. This is especially significant because the majority of the seismicity in the model is produced by fault sources, whose activity rates are not calibrated to the spatial distribution of the seismic catalog. Additional testing (not shown) verifies that each earthquake above Mw 6.0 in the catalog within the hazard model can be well–represented by a rupture in the model.
A-E-I-13

Figure 5: Model and Observed magnitude-frequency distributions
A-E-I-14

Figure 6: M-test results, indicating that the observed and modeled seismicity rates match well for all earthquake magnitudes. The mean model rate for each magnitude bin is shown in red dots. The colored bars represent the density of Monte Carlo iterations, which are stochastic event sets of the duration of the earthquake catalog; these represent the variability due to randomness in earthquake occurrence over decadal timescales.
A-E-I-15

Figure 7: S-test results. Map pattern indicates that simulated seismicity throughout the study area matches observations quite well.
A-E-I-16

APPENDIX E-II

EARTHQUAKE EXPERT RISK ANALYSIS RESULTS
This “Earthquake Expert Risk Analysis” is subject to the disclaimers and “Additional Risk Factors” set forth in this Prospectus Supplement regarding the Notes. For the purposes of this “Earthquake Expert Risk Analysis Results” section, all capitalized terms used herein shall have the same meaning as set forth in this Prospectus Supplement, unless otherwise specified in this “Earthquake Expert Risk Analysis Results” section.
To estimate Earthquake Payout Rates from Earthquake Events, 100,000 years of potential Earthquake activity were simulated incorporating thousands of hypothetical events affecting the Earthquake Covered Area for the Notes. The probabilities generated by the GEM Model are not predictive of future Earthquakes. Potential investors in the Notes should not view the probabilities generated by the GEM Model as in any way predicting the likelihood of the occurrence of an Earthquake of sufficient magnitude to result in an Earthquake Payout Rate under the Notes.
A-E-II-1

The Notes
The information presented below represents GEM’s modeling results based on the GEM Model. The GEM Model generates large samples (100,000 years of potential events) which provide an estimate of the underlying probability distribution of hypothetical events affecting the Covered Area for the Notes. All statistics presented below are expressed with respect to the impact of Earthquakes on the Notes, and any percentages shown are stated as a percentage of the Earthquake Sublimit. The results of GEM’s modeling are subject to limitations and qualifications set forth under “Limitations of GEM Analysis included Herein”.
Figure 1 summarizes the modeled Earthquake Box Locations for the Notes. The Earthquake Box Locations and Earthquake Payout Rates are detailed in the Earthquake Data File for the Notes.
A-E-II-2

Figure 1: Boundaries of Earthquake Box Locations
25% Earthquake Payout Rate
Shallow Depth Range
(>0km to ≤40km)
Deep Depth Range
(>40km to ≤125km)
A-E-II-3

50% Earthquake Payout Rate
Shallow Depth Range
(>0km to ≤40km)
Deep Depth Range
(>40km to ≤125km)
A-E-II-4

75% Earthquake Payout Rate
Shallow Depth Range
(>0km to ≤40km)
Deep Depth Range
(>40km to ≤125km)
A-E-II-5

100% Earthquake Payout Rate
Shallow Depth Range
(>0km to ≤40km)
Deep Depth Range
(>40km to ≤125km)
A-E-II-6

Table 1 and Table 2 provide the estimated loss to the Notes (modeled expected loss), with corresponding probabilities of experiencing an Earthquake Payout Amount (modeled attachment probability) and having a full principal payout (modeled exhaustion probability).
Table 1: Modeled Statistics for the Notes(1)

Modeled attachment probability	3.883%
Modeled expected loss	2.296%
Modeled exhaustion probability	1.184%
(1)	Modeled Statistics for the Notes as a percentage of the Earthquake Sublimit

Table 2: Risk Period Statistics for the Notes(1)
	Year 1	Year 2	Year 3	Cumulative(2)	Annualized(3)(4)
Modeled attachment probability	3.883%	3.728%	3.591%	11.202%	3.734%
Modeled expected loss	2.296%	2.249%	2.208%	6.753%	2.251%
Modeled exhaustion probability	1.184%	1.204%	1.221%	3.609%	1.203%
(1)	Risk Period Statistics for the Notes as a percentage of the Earthquake Sublimit
(2)	Cumulative may not add due to rounding.
(3)	Annualized statistics are the cumulative values divided by 3.
(4)	Annualized probabilities may not add up to cumulative probabilities due to rounding.

The values in Table 3 represent the probabilities of the sum of Earthquake Payout Rates exceeding or equaling different levels over a simulated year. The Earthquake Payout Rates may include intermediate payout percentages not listed below in accordance with the Earthquake Payout Rate definition.
Table 3: Modeled Sum of Earthquake Payout Rate for the Notes and
associated Annual Exceedance Probabilities
Sum of all Earthquake Payout Rates over a Simulated Year	Annual Exceedance Probability
≥25%	3.883%
≥50%	2.331%
≥75%	1.790%
100%	1.184%

A-E-II-7

Table 4 details a sample of the modeled Earthquake Payout Rates for fifteen selected simulated stochastic years.
Table 4: Sample Simulated Stochastic Year Earthquake Payout Rates for the Notes
							Earthquake Box Location
Simulation Year	Event Number (within Simulation Year)	Earthquake Moment Magnitude (Mw)	Earthquake Depth (km)	Earthquake Epicenter Longitude	Earthquake Epicenter Latitude	Earthquake Box Depth(1)	Box ID	Longitude Minimum	Longitude Maximum	Latitude Minimum	Latitude Maximum	Modeled Loss to the Notes(2)
1	4	8.6	2.2	75.25	42.64	Shallow	79	75.0	75.5	42.5	43.0	100%
2	3	7.4	52.5	72.66	40.10	Deep	274	72.5	73.0	40.0	40.5	100%
3	2	6.7	14.9	72.70	40.31	Shallow	273	72.5	73.0	40.0	40.5	100%
4	1	8.5	11.6	74.94	38.19	Shallow	403	74.5	75.0	38.0	38.5	75%
5	3	8.4	3.5	70.74	39.14	Shallow	337	70.5	71.0	39.0	39.5	75%
6	2	7.6	87.5	73.61	40.13	Deep	278	73.5	74.0	40.0	40.5	75%
7	4	8.3	7.8	69.98	38.72	Shallow	357	69.5	70.0	38.5	39.0	50%
8	6	7.4	122.5	72.99	39.58	Deep	310	72.5	73.0	39.5	40.0	50%
9	3	6.8	6.5	73.31	40.46	Shallow	275	73.0	73.5	40.0	40.5	50%
10	4	7.5	3.9	75.06	41.42	Shallow	207	75.0	75.5	41.0	41.5	25%
11	6	7.2	52.5	73.96	39.78	Deep	314	73.5	74.0	39.5	40.0	25%
12	5	6.5	12.0	73.05	40.64	Shallow	237	73.0	73.5	40.5	41.0	25%
13	4	8.2	6.8	72.77	38.22	Shallow	395	72.5	73.0	38.0	38.5	0%
14	7	7.9	4.0	76.92	40.00	Shallow	289	76.5	77.0	40.0	40.5	0%
15	3	7.9	17.5	77.71	39.66	Shallow	329	77.5	78.0	39.5	40.0	0%
(1)	“Shallow” boxes have a depth range from >0km to ≤40km. “Deep” boxes have a depth range from >40km to ≤125km.
(2)	Modeled loss to the Notes as a percentage of the Earthquake Sublimit

A-E-II-8

Contribution Analysis
Table 5 provides a detailed breakdown of the contribution to the modeled expected loss by Earthquake moment magnitude for the Notes from Earthquake Payout Amounts arising in the 100,000 years of potential Earthquake activity that were simulated.
Table 5: Contribution to Modeled Expected Loss for the Notes by
Earthquake Moment Magnitude (Mw)
Earthquake Moment Magnitude (Mw)	Contribution to Modeled Expected Loss Where Earthquake Depth >0km and ≤40km	Contribution to Modeled Expected Loss Where Earthquake Depth >40km and ≤125km	Contribution to Modeled Expected Loss(1)
Mw < 6.5	5.7%	0.0%	5.7%
6.5 ≤ Mw < 7.0	47.4%	0.1%	47.5%
7.0 ≤ Mw < 7.5	26.0%	0.2%	26.2%
7.5 ≤ Mw < 8.0	4.9%	0.2%	5.2%
8.0 ≤ Mw < 8.5	9.3%	0.1%	9.3%
Mw ≥ 8.5	6.0%	0.0%	6.0%
Total(1)	99.3%	0.7%	100.0%

(1)	Total may not add due to rounding.

A-E-II-9

Table 6 provides a detailed breakdown of the contribution to the modeled expected loss by Earthquake Box Location for the Notes from modeled Earthquake Payout Amounts arising in the 100,000 years of potential Earthquake activity that were simulated. A full map of all contributing Earthquake Box Locations is included in Figure 2 below.
Table 6: Contribution to Modeled Expected Loss by Earthquake Box Location for the Notes
	Earthquake Box Location
Earthquake Box Depth(1)	Box ID	Minimum Longitude	Maximum Longitude	Minimum Latitude	Maximum Latitude	Contribution to Modeled Expected Loss
Shallow	237	73.0	73.5	40.5	41.0	24.2%
Shallow	235	72.5	73.0	40.5	41.0	16.7%
Shallow	275	73.0	73.5	40.0	40.5	10.6%
Shallow	273	72.5	73.0	40.0	40.5	9.4%
Shallow	233	72.0	72.5	40.5	41.0	8.1%
Shallow	199	73.0	73.5	41.0	41.5	6.0%
Shallow	289	76.5	77.0	40.0	40.5	2.4%
Shallow	341	71.5	72.0	39.0	39.5	2.3%
Shallow	231	71.5	72.0	40.5	41.0	1.7%
Shallow	279	74.0	74.5	40.0	40.5	1.3%
Shallow	131	77.5	78.0	42.0	42.5	1.1%
Shallow	119	74.5	75.0	42.0	42.5	1.0%
Shallow	291	77.0	77.5	40.0	40.5	1.0%
Shallow	345	72.5	73.0	39.0	39.5	0.9%
Shallow	283	75.0	75.5	40.0	40.5	0.9%
Shallow	49	78.0	78.5	43.0	43.5	0.9%
Shallow	239	73.5	74.0	40.5	41.0	0.8%
Shallow	339	71.0	71.5	39.0	39.5	0.8%
Shallow	403	74.5	75.0	38.0	38.5	0.7%
Shallow	191	71.0	71.5	41.0	41.5	0.6%
Shallow	217	77.5	78.0	41.0	41.5	0.5%
Shallow	335	70.0	70.5	39.0	39.5	0.5%
Shallow	357	69.5	70.0	38.5	39.0	0.5%
Shallow	207	75.0	75.5	41.0	41.5	0.5%
Shallow	225	70.0	70.5	40.5	41.0	0.5%
		All Remaining Earthquake Box Locations				6.2%
		Total(2)				100.0%

(1)	“Shallow” boxes have a depth range from >0km to ≤40km. “Deep” boxes have a depth range from >40km to ≤125km.
(2)	Total may not add due to rounding.

A-E-II-10

Figure 2: Contribution to Modeled Expected Loss by Earthquake Box Location for the Notes
Shallow Depth Range
(>0km to ≤40km)
Deep Depth Range
(>40km to ≤125km)
A-E-II-11

Table 7 provides a detailed breakdown of the contribution to the modeled expected loss by the total Earthquake Payout Rate reached for all Earthquake Events occurring over a simulated year for the Notes arising in the 100,000 years of potential Earthquake activity that were simulated.
Table 7: Contribution to Modeled Expected Loss for the Notes by
Total Earthquake Payout Rate reached over a Simulated Year
Total Earthquake Payout Rate reached over a Simulated Year	Contribution to Modeled Expected Loss
25% ≤ Payout Rate < 50%	16.9%
50% ≤ Payout Rate < 75%	11.8%
75% ≤ Payout Rate < 100%	19.7%
Payout Rate = 100%	51.6%
Total(1)	100.0%

(1)	Total may not add due to rounding.

Table 8 provides a detailed breakdown of the contribution to the modeled expected loss by number of events causing a non-zero Earthquake Payout Amount occurring over a simulated year.
Table 8: Contribution to Modeled Expected Loss for the Notes for Earthquake Events causing an Earthquake Payout Amount greater than zero over a Simulated Year
Number of Contributing Earthquake Events over a Simulated Year	Contribution to Modeled Expected Loss
1	98.1%
2	1.9%
3	<0.1%
Total(1)	100.0%

(1)	Total may not add due to rounding.

A-E-II-12

Historical Analysis
Figure 3 and Table 9 together provide information on historical Earthquakes for the Notes. The epicenter, magnitude, and depth parameters of the historical Earthquake Events shown in the figures below are based on the latest available information reported since the event occurrence as of the last update to the GEM Model unless otherwise stated. It is reasonable to conclude that the further back in time an Earthquake Event took place, there is potential for increased uncertainty in the parameters reported and used for this analysis.
Figure 3: Selected Historical Earthquakes Map for the Notes for Historical Events from 1885 – 2025

A-E-II-13

Table 9: GEM Modeled Earthquake Payout Rates for Selected Historical Earthquakes for the Notes(1)(2)(3)
		Earthquake Moment Magnitude (Mw)					Earthquake Box Location					Earth- quake Payout Rate (5)
Year	Earthquake Name / Affected Region		Earthquake Depth (km)	Earthquake Epicenter Longitude	Earthquake Epicenter Latitude	Earthquake Box Depth(4)	Box ID	Longitude Minimum	Longitude Maximum	Latitude Minimum	Latitude Maximum
1885	“Belovodoskoe EQ”	7.6	≤ 40	74.10	42.70	Shallow	75	74.0	74.5	42.5	43.0	100%
1887	“Verny EQ”	7.7	≤ 40	76.80	43.10	Shallow	43	76.5	77.0	43.0	43.5	25%
1889	“Chilik EQ”	7.9	≤ 40	78.60	43.20	Shallow	51	78.5	79.0	43.0	43.5	50%
1902	“Atushi EQ”	7.7	18.0	76.42	39.87	Shallow	323	76.0	76.5	39.5	40.0	0%
1911	“Chon-Kemin EQ”	8.0	20.0	76.81	42.92	Shallow	85	76.5	77.0	42.5	43.0	50%
1911	“Sarez EQ”	7.2	15.0	72.60	38.29	Shallow	395	72.5	73.0	38.0	38.5	0%
1924	“Osh EQ”	6.5	25.0	73.37	40.29	Shallow	275	73.0	73.5	40.0	40.5	25%
1924	“Osh EQ”	6.7	25.0	73.43	40.62	Shallow	237	73.0	73.5	40.5	41.0	50%
1938	“Chüy EQ”	7.0	15.0	75.95	42.72	Shallow	81	75.5	76.0	42.5	43.0	0%
1946	“Chatkal EQ”	7.5	25.0	71.82	41.80	Shallow	151	71.5	72.0	41.5	42.0	25%
1947	Andijan, UZB	6.3	15.0	72.28	40.95	Shallow	233	72.0	72.5	40.5	41.0	25%
1949	“Khait EQ”	7.6	22.0	70.87	39.34	Shallow	337	70.5	71.0	39.0	39.5	0%
1974	KGZ-TJK-CHN border	7.0	10.0	73.79	39.36	Shallow	349	73.5	74.0	39.0	39.5	0%
1992	“Suusamyr EQ”	7.2	21.8	73.57	42.05	Shallow	115	73.5	74.0	42.0	42.5	25%
2008	“Nura EQ”	6.7	25.2	73.73	39.47	Shallow	349	73.5	74.0	39.0	39.5	0%
2015	“Tajikistan EQ”	7.2	11.0	72.92	38.08	Shallow	395	72.5	73.0	38.0	38.5	0%
2024	“Uqturpan EQ”	7.0	15.0	78.73	41.28	Shallow	221	78.5	79.0	41.0	41.5	0%

(1)
The epicenter location, magnitude and depth parameters of the historical Earthquake Events shown in the table are based on GEM’s historical earthquake analysis for Central Asia from 1885 – 2025, using source data selected in accordance with a defined source hierarchy and event-specific expert judgment. For Earthquake Events occurring from 2008 to 2025, GEM generally relied on the Primary Reporting Agency; for Earthquake Events occurring from 1904 to 2008, GEM generally relied on the ISC-GEM Catalogue v12.1; and for Earthquake Events occurring prior to 1904, GEM relied on recent published studies where available and otherwise on the GEM Global Historical Earthquake Catalogue, in each case subject to event-specific expert judgment if deemed necessary. It is reasonable to conclude that the further back in time an Earthquake Event took place, there is potential for increased uncertainty in the parameters reported and used for this analysis.

(2)	GEM is unaware of any additional events that would have triggered the Notes in the period covered by the historical earthquake analysis.
(3)
In compiling the historical Earthquake parameters used for this analysis, GEM may use information from multiple datasets, catalogues and published studies for a historical event which may differ from the results reported by the Primary Reporting Agency with respect to such historical Earthquake.

(4)	“Shallow” boxes have a depth range from >0km to ≤40km. “Deep” boxes have a depth range from >40km to ≤125km.
(5)	Earthquake Payout Rate as a percentage of the Earthquake Sublimit for the Notes.

A-E-II-14

Probability of the Notes and Tajikistan Notes Triggering from the same Earthquake Event
The Earthquake Covered Area of the Notes and the earthquake covered area under the terms and conditions of a separate series of notes that relates to certain earthquake and extreme precipitation perils of the Tajikistan (the “Tajikistan Notes”) and is issued by ADB on or around the issue date of the Notes are overlapping and cover the same boxes in the northern part of the Tajikistan and the southern part of the Country. An Earthquake occurring within such area of overlapping could trigger one or both of the Notes and/or the Tajikistan Notes. GEM has conducted an analysis of the probability of triggering the Notes and the Tajikistan Notes from the same simulated Earthquake. Table 10 provides information on the conditional probability of earthquake events triggering of the Notes and/or the Tajikistan Notes. For the Notes and the Tajikistan Notes, the probability of an event triggering the Tajikistan Notes given that the Notes have triggered is 7.5% and the probability of an event triggering the Notes given that the Tajikistan Notes have triggered is 7.4%. Table 11 provides information on the contribution to modeled expected loss for the Notes and the Tajikistan Notes from earthquake boxes that contribute to modeled expected losses for both notes. The contribution to modeled expected loss for the Tajikistan Notes from boxes that also contribute to the modeled expected loss for the Notes is 24.1% and the contribution to modeled expected loss for the Notes from boxes that also contribute to modelled expected loss for the Tajikistan Notes is 8.9%. Figure 4 shows the spatial relationship between the Earthquake Box Locations of both notes. Figure 4 illustrates that while both notes share a relatively broad band of 112 overlapping boxes along the border region (56 shallow boxes and 56 deep boxes), only a smaller subset of 14 of those overlapping boxes (13 shallow boxes and 1 deep box) contributes to modeled expected losses in both notes. The annotated Minimum Magnitude Conditions further indicate that, even within the 14 shared boxes, the payout response can differ materially between the two notes because the Notes and Tajikistan Notes apply different Minimum Magnitude Conditions for the same Earthquake Box Location.
Table 10: Conditional Probability Analysis of Earthquake Events Triggering the Notes and / or the Tajikistan Notes
	Earthquake Event Trigger Probability
	The Notes	Tajikistan Notes
The Notes	100.0%	7.4%
Tajikistan Notes	7.5%	100.0%

Table 11: Contribution to Expected Loss from Boxes that Contribute to Expected Loss of the Notes and / or the Tajikistan Notes

Contribution to Expected Loss for the Notes from Boxes that also Contribute to Expected Loss for the Tajikistan Notes	8.9%
Contribution to Expected Loss for the Tajikistan Notes from Boxes that also Contribute to Expected Loss for the Notes	24.1%

A-E-II-15

Figure 4: Cross-Country Earthquake Box Overlap
Shallow Depth Range
(>0km to ≤40km)

Shallow Boxes
Kyrgyzstan Only Box
Tajikistan Only Box
Overlapping Boxes
Boxes Contributing to Expected Losses in Both Countries' Structures
Kyrgyz Republic
Tajikistan
Bishkek
Tokmok
Karakol
Jalal-Abad
Osh
Konibodom
Isfara
Istaravshan
Dushanbe
Kŭlob
KGZ: Mw 7.7
TJK: Mw 8.0
KGZ: Mw 7.7
TJK: Mw 7.4
KGZ: Mw 7.7
TJK: Mw 6.9
KGZ: Mw 7.8
TJK: Mw 7.7
KGZ: Mw 8.3
TJK: Mw 8.5
KGZ: Mw 8.3
TJK: Mw 8.5
KGZ: Mw 8.1
TJK: Mw 8.0
KGZ: Mw 8.2
TJK: Mw 7.3
KGZ: Mw 8.2
TJK: Mw 7.6
KGZ: Mw 7.8
TJK: Mw 7.7
KGZ: Mw 8.2
TJK: Mw 6.2
KGZ: Mw 8.2
TJK: Mw 7.3
KGZ: Mw 7.9
TJK: Mw 7.6
66°E
67°E
68°E
69°E
70°E
71°E
72°E
73°E
74°E
75°E
76°E
77°E
78°E
79°E
80°E
81°E
45°N
44°N
43°N
42°N
41°N
40°N
39°N
38°N
37°N
36°N
35°N

Deep Depth Range
(>40km to ≤125km)

KGZ: Mw 7.8
TJK: Mw 7.5
Bishkek
Tokmok
Karakol
Kyrgyz Republic
Jalal-Abad
Osh
Konibodom
Isfara
Istaravshan
Tajikistan
Dushanbe
Kŭlob
Deep Boxes
Kyrgyzstan Only Box
Tajikistan Only Box
Overlapping Boxes
Boxes Contributing to Expected Losses in Both Countries' Structures

A-E-II-16

APPENDIX E-III
EARTHQUAKE DATA FILE

The supplemental data file (“Earthquake Data File”), which forms part of this Prospectus Supplement, contains information relating to the Notes. The Earthquake Data File contains information in Microsoft Excel format. Microsoft Excel is a registered trademark of the Microsoft Corporation. The information contained in the Earthquake Data File may not appear elsewhere in this Prospectus Supplement or the Prospectus. The information in the Earthquake Data File is part of, and must be considered together with, the Earthquake Expert Risk Analysis Report produced by GEM and attached in Appendix E-I and E-II of this Prospectus Supplement. Accordingly, you should review the information in the Earthquake Data File together with this Prospectus Supplement and the Prospectus. All capitalized terms used in the Earthquake Data File and not defined therein shall have the respective meanings assigned to them in this Prospectus Supplement, and, if not defined herein, in the Prospectus. All of the information contained in the Earthquake Data File is subject to the same limitations and qualifications, including the disclaimers and risk factors, as any information set forth in this Prospectus Supplement and the Prospectus. You should read this Prospectus Supplement and the Prospectus in their entirety before reading the Earthquake Data File. To the extent there is any discrepancy between the information in the Earthquake Data File and in the remainder of this Prospectus Supplement or the Prospectus, the information in the remainder of this Prospectus Supplement and the Prospectus shall prevail. Accordingly, in no event should information in the Earthquake Data File be relied on in making an investment decision. If you did not directly access the Earthquake Data File via the Site, or if it was not otherwise communicated to you in a confidential and personal manner, there can be no assurance that it remains in its original format and it should not be relied on for any purpose.

The Earthquake Data File is available in a “read only” Microsoft Excel format and sets forth:

Tab:
Earthquake Events Payout Lookup. The Earthquake Box Locations, the Depth Conditions and the minimum Moment Magnitude for the applicable Earthquake Payout Rate for the Notes (the “Earthquake Data File Information”).

Tab:
Earthquake Event Loss Table. The Earthquake Event Loss Table includes all events with moment magnitude (Mw) greater than or equal to 5.4, located within the region bounded by 68°E to 81°E and 37°N to 45°N, and with depth less than or equal to 140 km.

Investors are advised that the Earthquake Data File Information is provided for illustrative purposes only, and investors should make their own determinations and calculations before making an investment decision. In particular, investors should not rely on the Earthquake Data File Information specified above as an indication of the likelihood of a Principal Reduction following the occurrence of one or more Applicable Events or for any reason in connection with any decision to purchase or sell any security, including without limitation the Notes.

The information contained in the Earthquake Data File is confidential and includes GEM proprietary information and it may not be shared with, or used by, any third party other than the intended recipient. Any reproduction or distribution of the Earthquake Data File, in whole or in part, and any disclosure of its contents or use of any information therein for any purpose other than for considering an investment in the Notes is prohibited.

THE EARTHQUAKE DATA FILE INFORMATION IS PROVIDED “AS IS”, AND THE ISSUER, GEM, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES DISCLAIM ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO THE EARTHQUAKE DATA FILE INFORMATION, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE ISSUER, GEM, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES SHALL NOT BE LIABLE WHATSOEVER FOR ANY BUSINESS DECISION BASED ON THE EARTHQUAKE DATA FILE INFORMATION. IN NO EVENT SHALL THE ISSUER, GEM, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES BE LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND ARISING FROM THE USE OF THE EARTHQUAKE DATA FILE INFORMATION.

A-E-III

APPENDIX P-I
METHODOLOGY FOR DETERMINING AN EXTREME PRECIPITATION EVENT
1.	Overview
An Extreme Precipitation Event will be determined by reference to quantification of the severity of prolonged (21‑day) rainfall events, accounting explicitly for rain‑on‑snow and snowmelt effects, over the Country, based on ERA5 reanalysis data on a fixed latitude/longitude grid.
The methodology for Extreme Precipitation combines:
•	Meteorological intensity: 21‑day accumulated snow‑adjusted rainfall
•	Spatial aggregation: 3x3 neighbourhood sums to represent mesoscale footprint
•	Extreme classification: grid‑cell‑specific quantile thresholds
•	Exposure weighting: population fractions and terrain (slope) adjustment

The Extreme Precipitation Event Calculation Agent will execute calculation daily for a rolling 21‑day window.
2.	Data inputs
2.1.	ERA5 meteorology (dynamic inputs)
ERA5 is a global atmospheric reanalysis dataset from the European Centre for Medium‑Range Weather Forecasts (ECMWF) on behalf of the Copernicus Climate Change Service. Reanalysis combines model output with observations through data assimilation to generate a globally complete, physically consistent dataset of atmospheric and land‑surface variables at hourly temporal resolution and 0.25° spatial resolution, from 1940 to near‑present. The ERA5 dataset used for this index is updated daily with a typical latency of around five days (the ERA5T “early release”), enabling both historical analysis and near‑real‑time monitoring applications.
Although ERA5 is available from 1940 onwards, ERA5 was published from 1980 with data from weather satellites.  Accordingly, information included in the Extreme Precipitation Data File use ERA5 data from 1980 and onwards.
Hourly ERA5T single‑level meteorological fields are retrieved for a fixed spatial domain and aggregated to daily values for use in the determination for Extreme Precipitation Event.
Downloaded ERA5T data	Temporal resolution	Units (downloaded)	Processing / aggregation	Units (processed)
Total precipitation (tp)	Hourly	metres (m) per hour (liquid water equivalent)	Daily sum	millimetres per day (mm/day)
Snowfall (sf)	Hourly	metres (m) per hour (water equivalent)	Daily sum	millimetres per day (mm/day, water equivalent)
2‑metre air temperature (t2m)	Hourly	Kelvin (K)	Daily mean	degrees Celsius (°C)

ERA5T data are extracted for a fixed bounding box covering the Country:
•	North:	43.75°N
•	West:	68.75°E
•	South:	38.75°N
•	East:	80.75°E
These daily gridded fields provide the meteorological basis for rain‑only screening, snow‑melt adjustment, rolling accumulation, and spatial aggregation.
2.2.	Static grid metadata (static inputs)
A precomputed grid dataset provides per‑cell parameters which is available in the Extreme Precipitation Data File in the “GRID_DATA” tab which includes:
•	grid identifiers and coordinates (grid_id, latitude, longitude),
•	grid‑cell‑specific extreme quantile thresholds for snow‑adjusted rainfall (Q1/Q2),
•	country flags (KGZ),
•	population fraction per grid cell,
•	a terrain modifier based on median slope intensity, and

A-P-I-1

•	neighbourhood definitions for 3x3 relationships in respect of a central grid cell (i.e. the Extreme Precipitation Location) and eight neighbouring cells.

3.	Rain-only screening
To ensure snowfall is not treated as liquid rainfall, a rain‑only daily rainfall series is first derived for each grid cell. This step removes precipitation falling as snow and excludes low temperature days where rainfall is not expected to contribute directly to runoff as follows:
•	Daily snowfall is subtracted from total precipitation.
•	Resulting rainfall values are constrained to be non‑negative.
•	If daily mean temperature is equal or below 1°C, the rain‑only value is set to zero.
This rain‑only series provides the base input for the snow‑melt adjustment.
4.	Snow‑melt uplift (dynamic adjustment)
The snow‑melt adjustment accounts for situations where rainfall coincides with an existing snowpack under warming conditions, increasing effective runoff. The adjustment is applied after rain‑only screening and before rolling accumulation.
The adjustment is calculated by date only and applied uniformly across all grid cells for that day.
4.1.	Seasonal snow context
Seasonal snow conditions are represented using November to March winter snow climatology, within the grid cells of the Country identified in the Extreme Precipitation Data File, which captures the accumulation of winter snowfall relevant for subsequent spring snow‑melt processes. For each calculation date, a normalised seasonal snow value is taken from the corresponding November to March winter period, providing a measure of how snowy the preceding winter was relative to typical conditions and, therefore, the amount of snow available for melt. For the avoidance of doubt, such seasonal value is calculated only once for the season if the data is completed for the immediately preceding period from November to March and will not be updated thereafter.

The normalised seasonal snow factor is calculated by scaling each November to March seasonal snowfall total relative to the maximum November to March snowfall observed over the historical record used in the analysis. For the purposes of this transaction, the reference (peak) season is 2010, which represents the highest winter snowfall total in the ERA5 record for the relevant region with a value of 117.4 m. As a result, the normalised seasonal snow factor is not capped at 1.0 and may exceed 1.0 in the event that a future winter season records snowfall in excess of the 2010 reference level.

For the first operational season under this Agreement, the normalised seasonal snowfall value for the November-March 2025-26 winter season is set at 0.7334 and shall apply throughout that season without further update. For future winter seasons, the seasonal snow factor will be updated each April, once data for the full November-March season are available.
Figure 1: Seasonal November to March normalised snow values for 1980-2026. The dashed line shows the long‑term mean (excluding the incomplete 1980 season).
4.2.	Seasonal timing factor (April to June only)
Snow‑melt effects are restricted to the spring and early summer melt season using a month‑specific scaling factor :
A-P-I-2

•	April: = 1.00
•	May: = 0.75
•	June: = 0.50
•	All other months: = 0.00
This prevents snow‑melt uplift outside physically plausible periods.
4.3.	Temperature influence
Two temperature‑based factors are calculated using rolling 21‑day temperature statistics derived from a country‑wide spatial mean temperature series. Specifically, for each single day d, the temperature inputs are calculated as follows:
1.	For each day, the daily mean 2‑metre air temperature is first calculated at each grid cell from hourly ERA5 data.
2.	A single country‑level daily mean temperature is then derived as the simple arithmetic mean across all cells within the Extreme Precipitation Covered Area.
3.
Rolling 21‑day temperature statistics are then computed from this country‑level daily mean temperature series, and the resulting values are applied uniformly to all grid cells for that country on the relevant date.

Using this country‑level temperature series, the following quantities are defined:
•	: the 21‑day mean temperature over days to ; and
•	: the change in 21‑day mean temperature relative to the previous 21‑day window, defined as
These are then converted into bounded factors:
1.	Mean temperature factor
The 21‑day mean temperature is scaled and capped:
Warmer conditions increase melt influence, up to a maximum value of 1.
The function clip(x, 0, 1) means:
•	if , set it to ;
•	if , keep it as ;
•	if , set it to 1.
Example: if , then and .
2.	Temperature‑change factor
The 21‑day temperature change is scaled and capped:
Rapid warming increases melt influence, but is deliberately limited to half the strength of the mean‑temperature factor.
The function clip(x, 0, 0.5) means:
•	if , set it to ;
•	if , keep it as ;
•	if , set it to .
Example: if , then and .
Finally, these factors are combined with the seasonal timing factor (April-June only) to produce a melt weight bounded between 0 and 1:
where indicates no melt influence and indicates strong melt influence.
4.4.	Snow‑melt multiplier
The daily snow‑melt multiplier is defined as:
where:
A-P-I-3

•	is a scaling parameter,
•	is the normalised seasonal snow value, and
•	is the daily melt weight.
To avoid unrealistically large uplifts, the multiplier is capped as:
where cap = 0.15.
The snow‑adjusted daily rainfall is then:
where is the daily rainfall after rain-only screening has been applied. For avoidance of doubt, such snow-adjustment factor is calculated by date only and applied uniformly across all cells for that day.
5.	Rolling 21‑day accumulation (per grid cell)
For each grid cell, snow‑adjusted rainfall is accumulated over a rolling 21‑day window ending on an Extreme Precipitation Day:
Here, indexes the number of days prior to the Extreme Precipitation , such that the summation includes day and the preceding 20 calendar days.
6.	Spatial 3x3 neighbourhood aggregation
To represent the spatial footprint of prolonged rainfall and reduce sensitivity to single‑grid‑cell noise, a 3x3 neighbourhood aggregation is applied.
For each Extreme Precipitation Location which is the central grid cell , a predefined set of neighbouring cells is used. The spatially aggregated 21‑day snow‑adjusted rainfall is defined as:
where:
•	is the 21‑day Snow-adjusted Rainfall total for neighbouring cells.
This aggregation ensures that the index responds to coherent, mesoscale rainfall events, rather than isolated single‑cell extremes. The aggregated values (the Extreme Precipitation Level) are carried forward to the extreme classification step.
7.	Extreme classification using per‑cell quantile thresholds
Each Extreme Precipitation Location has precomputed extreme thresholds at two quantiles, and , derived from historical 3x3 aggregated 21‑day snow‑adjusted rainfall totals.
A contribution factor is assigned for each grid cell as follows:
This step converts continuous rainfall magnitudes into discrete severity levels, allowing consistent comparison of events across space and time. Each Extreme Precipitation Location exceeding the lower quantile q1 is an Extreme Precipitation Affected Location contributing to the index value.
Grid‑cell‑specific quantile thresholds used in the calculation are provided in the Extreme Precipitation Data File.
8.	Exposure weighting and index calculation
•	Population weighting
For the country, each grid cell has an associated population weighting .
•	Terrain (slope) adjustment
To account for the influence of terrain on runoff and impact severity e.g. due to higher risk of landslides or mudslides for steeper terrain, a terrain modifier , derived from median slope, is applied multiplicatively:
This produces an extreme rainfall index contribution for each grid cell.

A-P-I-4

Grid‑cell‑specific population weighting and terrain modifiers used in the calculation are provided in the Extreme Precipitation Data File.
9.	Extreme Precipitation Index Value
The Extreme Precipitation Index Value is obtained daily by summing Extreme Precipitation Index Value contributions across all Extreme Precipitation Affected Locations belonging to the Extreme Precipitation Covered Area:
In addition to the Extreme Precipitation Index Value, diagnostic outputs include:
•	the number of grid cells contributing to the Extreme Precipitation Index Value, and
•	the total population at risk in cells exceeding the grid-cell-specific extreme quantile thresholds for Snow-adjusted Daily Rainfall.

10.	Event monitoring and notification framework
The Extreme Precipitation Index Value is calculated and monitored on a daily basis throughout the term of the Notes. To support timely awareness of developing events a notification framework is applied based on the daily Extreme Precipitation Index Value.
10.1.	Extreme Precipitation Event Period
If there is an Extreme Precipitation Affected Location on a Extreme Precipitation Date and such Extreme Precipitation Date is not included in any previously commenced Extreme Precipitation Event Period, a new Extreme Precipitation Event Period (i) starting on the Extreme Precipitation Date and (ii) continuing for the following consecutive twenty (20) calendar days thereafter.
10.2.	Notice of Extreme Precipitation Event
Within two (2) Business Days after the Extreme Precipitation Event Parameters Date in respect of the first day of such Extreme Precipitation Event Period, a Notice of Extreme Precipitation Event will be provided. This notification indicates that conditions are approaching policy trigger levels and that a potential Extreme Precipitation Event may be developing. At this stage the Notice of Extreme Precipitation Event is provided for informational purposes only.
10.3.	Event Report
Following a Notice of Extreme Precipitation Event, an Event Report is issued to (i) confirm whether an Extreme Precipitation Event has or has not occurred and (ii) if an Extreme Precipitation Event is determined to have occurred, specify the Extreme Precipitation Payout Amount and documenting the verified Extreme Precipitation Index Value outcome and supporting analysis within five Business Days after the earlier of (i) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is last day of the applicable Extreme Precipitation Event Period and (ii) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is the first day within the applicable Extreme Precipitation Event Period on which the Extreme Precipitation Index Value exceeds the applicable threshold as a result of which an Extreme Precipitation Event occurs.
11.	Data availability and contingency procedure
The live index calculation relies on ERA5 meteorology to provide a consistent set of meteorological inputs, including precipitation, snowfall, and 2‑metre air temperature, at hourly temporal resolution. The ERA5T (early release) hourly data is updated daily for use in the Extreme Precipitation Index calculation. ERA5 is updated on a rolling basis via the ERA5T early‑release product, with a typical latency of approximately five calendar days. ERA5T enables near‑real‑time monitoring while maintaining consistency with the historical analysis. For the purposes of the trigger determination is only the ERA5T will be used. Subsequent revisions introduced when final ERA5 is published do not retrospectively change trigger determinations or event reporting.
For live operations, an ERA5T data issue is defined as missing or incomplete data (for example, gaps in the time coordinate or unavailable files) such that the required daily processing window cannot be constructed. If an ERA5T data issue is missing or incomplete, Extreme Precipitation Event Calculation Agent will apply the following operational response to a Potential Reporting Agency Failure:
•
Retry period: For the first ten (10) Business Days following identification of an ERA5T outage or incomplete delivery, Extreme Precipitation Event Calculation Agent will retry retrieval of ERA5T data on a daily basis and will not implement fallback during this period.

A-P-I-5

•	Fallback period: If the data issue persists beyond ten (10) Business Days, the pipeline switches to a contingency data source only to fill the missing daily inputs required to run the index.

Where ERA5T is temporarily unavailable beyond the retry period, NASA GPM IMERG Late Run precipitation data are used as the operational contingency source. IMERG Late Run is a near‑real‑time, multi‑satellite precipitation product with a stated minimum latency of approximately fourteen (14) hours, providing sufficiently timely coverage for live monitoring applications.
IMERG precipitation is re-gridded to the ERA5 0.25° analysis grid using area‑weighted aggregation prior to the calculation of rolling precipitation totals and spatial neighbourhood (3x3) sums, ensuring consistency with the pre‑computed ERA5 grid structure and thresholds.
Due to the limitations of such alternative data source, the following modifications are required for the index calculation:
The standard “rain‑only” screening step (which removes snowfall and applies a temperature gate in 3. “Rain-only screening” above) cannot be applied when using IMERG, because IMERG is a precipitation-only product and does not provide co‑located snowfall or 2‑metre temperature fields. As a result, rain‑only screening is not applied in contingency mode, and IMERG precipitation is treated directly as the rainfall input for the index calculation during the outage period.
A modified approach is also applied to the snow‑melt adjustment during contingency operation:
•
Static temperature inputs derived from the ERA5 historical climatology are used in place of real‑time temperature data in 4.3 “Temperature influence” above for each applicable day where the IMERG data has to be used:

Month	Average monthly temperature	Average monthly temperature change
January	-12.23	-1.27
February	-11.00	1.37
March	-6.52	3.51
April	-0.20	4.30
May	5.17	3.49
June	9.16	2.77
July	12.47	2.03
August	12.99	-0.03
September	9.58	-2.72
October	3.10	-4.82
November	-3.88	-4.63
December	-9.76	-3.82

•
The contingency calculation applies the same ERA5 November to March seasonal normalized snow factor derived from available ERA5 climatology if such value was previously derived from the ERA5 data for the applicable season. In the event that ERA5 November to March seasonal snowfall data are unavailable for the applicable season, an average normalised seasonal snow value of 0.7345 is applied. This value is calculated as the mean normalised November to March snowfall across the historical record, excluding the incomplete 1980 season, and is used to preserve methodological continuity until season‑specific data become available.

This approach preserves methodological consistency during short‑term ERA5T outages while ensuring that live monitoring can continue without interruption.
A-P-I-6

Below is a historical analysis of the index performance from 1 January 1980 to 31 December 2025.

Worked example: historical triggering event (May 2016, Kyrgyz Republic)
This section provides a worked example illustrating how the index is calculated for a historical event and how it would have resulted in an Extreme Precipitation Event. The example is intended to demonstrate the mechanics of the methodology rather than to reproduce an actual loss outcome.
Event overview
Country	Kyrgyz Republic
Event period	10 May 2016 to 30 May 2016
Calculation date	29 May 2016
Event description
Prolonged heavy rainfall during the spring snow‑melt season triggered severe flooding and mudflows in southern Kyrgyz Republic, including a destructive mudflows in Batken, Osh and Jalal-Abad regions, resulting in fatalities and infrastructure damage.

Steps 1 to 5 are performed across the full ERA5 grid domain. For presentation purposes, the intermediate calculations are shown for one example grid cell (ID 1051).
Step 1: Snow‑adjusted daily rainfall
Daily rainfall is first screened to remove snowfall and cold‑temperature precipitation. A snow‑melt multiplier is then applied based on seasonal snow conditions and temperature.
Season year	2016
Month weighting	0.75 (May)
Mean 21-day temperature (°C)	7.02
Mean 21-day temperature change (°C)	1.57
Melt weight	0.645
Seasonal snow factor	0.638
Snow‑melt multiplier	1.082

The resulting snow‑adjusted daily rainfall for each grid cell is:
Example grid cell:
Grid ID	1051
Latitude	40.50
Longitude	73.00
Date	29/05/2016
Rainfall (mm)	5.07
Snow-adjusted rainfall (mm)	5.49

A-P-I-7

Step 2: Rolling 21‑day accumulation
Snow‑adjusted rainfall (mm) is accumulated over a rolling 21‑day window ending on the calculation date d.
where k represents the number of days prior to the calculation date.
Example grid cell 1051 (40.50°N, 73.00°E):
date	rain_snow_adj_mm	snow_adj_21d
09 May 2016	18.30	18.30
10 May 2016	17.30	35.60
11 May 2016	19.54	55.14
12 May 2016	10.62	65.76
13 May 2016	3.31	69.07
14 May 2016	8.50	77.58
15 May 2016	2.20	79.78
16 May 2016	17.14	96.92
17 May 2016	20.86	117.78
18 May 2016	20.54	138.32
19 May 2016	1.33	139.66
20 May 2016	0.08	139.73
21 May 2016	0.00	139.73
22 May 2016	0.38	140.11
23 May 2016	15.00	155.10
24 May 2016	0.08	155.18
25 May 2016	0.59	155.77
26 May 2016	1.61	157.38
27 May 2016	2.56	159.93
28 May 2016	12.95	172.88
29 May 2016	5.49	178.37

This step captures the effect of sustained wet conditions, rather than short‑duration rainfall.

Figure 5: Spatial distribution of 21‑day snow‑adjusted rainfall totals for the period ending 29 May 2016. The example cell (ID: 1051) is highlighted in green.
Step 3: Spatial 3x3 neighbourhood aggregation
To account for spatial coherence, the rolling 21‑day totals are aggregated over a 3x3 neighbourhood.
A-P-I-8

Example 3x3 neighbourhood (09 May 2016 - 29 May 2016):
grid_id	latitude	longitude	snow_adj_21d	snow_adj_21d_3x3
993	40.25	72.75	202.52	1657.63
994	40.25	73.00	224.73	1825.75
995	40.25	73.25	230.47	1972.36
1050	40.50	72.75	134.28	1477.06
1051	40.50	73.00	178.37	1820.92
1052	40.50	73.25	229.88	2032.73
1107	40.75	72.75	154.04	1538.16
1108	40.75	73.00	207.66	1895.53
1109	40.75	73.25	258.96	2033.37

Step 4: Extreme classification
Each grid cell has precomputed extreme thresholds based on historical 3x3 aggregated snow‑adjusted rainfall.
For this event, the aggregated value for grid cell 1051 exceeds the lower threshold but does not exceed the upper threshold:
•	Lower threshold : 1772.9 mm
•	Upper threshold : 1853.45 mm
•	Resulting contribution factor : 0.5

Figure 6: Location of grid cells contributing to the index on 29 May 2016. Shaded cells indicate grid cells exceeding the snow‑adjusted rainfall thresholds.
Step 5: Exposure weighting
The contribution factor is weighted by the population fraction and terrain modifier associated with the grid cell.
Per‑cell index contribution:
Example index calculation for grid cell 1051 on 29 May 2016:
Population weighting	0.0289
Contribution factor	0.5
Terrain modifier	6.9
Per-cell impact index	0.0498

Step 6: Extreme Precipitation Index Value and trigger outcome
Grid‑cell contributions are summed across the country to produce the daily extreme precipitation index value:
Extreme Precipitation Index Value	2.762
Contributing cells	64
Trigger threshold	0.85

A-P-I-9

Outcome:
The extreme precipitation index value on 29 May 2016 exceeds the trigger threshold, meaning an Extreme Precipitation Event would have occurred for this event.
Interpretation
The accompanying diagnostics indicate that 29 May 2016 represents the peak of the event, with the country‑level impact index reaching its maximum value during the latter part of May. This peak reflects the cumulative effect of sustained rainfall and snow‑melt conditions persisting over already affected areas, combined with higher population and terrain‑weighted contributions.
Figure 7: Number of daily extreme cells (left) and daily country-level impact index values (right) for Kyrgyz Republic during May 2016.
Earlier in the event, the index first exceeded the trigger threshold on 16 May, rising to an initial peak on 19 May as a large number of grid cells contributed under widespread wet conditions. Following this early peak, the index temporarily declined around 24 May, before increasing again to the overall peak on 29 May, reflecting renewed rainfall and continued accumulation over already affected and more highly exposed areas.
A-P-I-10

APPENDIX P-II
EXTREME PRECIPITATION DATA FILE

The supplemental data file (“Extreme Precipitation Data File”), which forms part of this Prospectus Supplement, contains information relating to the Notes. The Extreme Precipitation Data File contains information in Microsoft Excel format. Microsoft Excel is a registered trademark of the Microsoft Corporation. The information contained in the Extreme Precipitation Data File may not appear elsewhere in this Prospectus Supplement or the Prospectus. The information in the Extreme Precipitation Data File is part of, and must be considered together with, the Extreme Precipitation Report produced by JBA and attached in Appendix P-I of this Prospectus Supplement. Accordingly, you should review the information in the Extreme Precipitation Data File together with this Prospectus Supplement and the Prospectus. All capitalized terms used in the Extreme Precipitation Data File and not defined therein shall have the respective meanings assigned to them in this Prospectus Supplement, and, if not defined herein, in the Prospectus. All of the information contained in the Extreme Precipitation Data File is subject to the same limitations and qualifications, including the disclaimers and risk factors, as any information set forth in this Prospectus Supplement and the Prospectus. You should read this Prospectus Supplement and the Prospectus in their entirety before reading the Extreme Precipitation Data File. To the extent there is any discrepancy between the information in the Extreme Precipitation Data File and in the remainder of this Prospectus Supplement or the Prospectus, the information in the remainder of this Prospectus Supplement and the Prospectus shall prevail. Accordingly, in no event should information in the Extreme Precipitation Data File be relied on in making an investment decision. If you did not directly access the Extreme Precipitation Data File via the Site, or if it was not otherwise communicated to you in a confidential and personal manner, there can be no assurance that it remains in its original format and it should not be relied on for any purpose.

The Extreme Precipitation Data File is available in a “read only” Microsoft Excel format and sets forth:

(i)	Tab: README. A summary description of the data file contents, structure, units, and time coverage used in the index calculation and historical analysis;

(ii)
Tab: GRID_DATA. A table providing static grid‑level inputs to the index calculation, including grid identifiers, geographic coordinates, quantile thresholds, population exposure weightings, terrain modifiers, country flags, and spatial neighborhood definitions;

(iii)	Tab: SEASONAL_SNOW. A table providing historical November–March seasonal snowfall totals and normalized seasonal snowfall metrics used to contextualize winter snow conditions;

(iv)	Tab: KGZ_DAILY_INDEX. A table providing historical daily extreme snow‑adjusted precipitation index values, including population‑weighted and terrain‑adjusted index metrics; and

(v)	Tab: KGZ_EVENTS. A table providing identified historical extreme precipitation events, including event timing, peak index values, and the number of contributing grid cells.

With (i) to (v) being collectively referred to herein as the (“Extreme Precipitation Data File Information”).

Investors are advised that investors should make their own determinations and calculations before making an investment decision. In particular, investors should not rely on the Extreme Precipitation Data File Information specified above as an indication of the likelihood of a Principal Reduction following the occurrence of one or more Applicable Events or for any reason in connection with any decision to purchase or sell any security, including without limitation the Notes.

The information contained in the Extreme Precipitation Data File is confidential and includes JBA proprietary information and it may not be shared with, or used by, any third party other than the intended recipient. Any reproduction or distribution of the Extreme Precipitation Data File, in whole or in part, and any disclosure of its contents or use of any information therein for any purpose other than for considering an investment in the Notes is prohibited.

A-P-II

THE EXTREME PRECIPITATION DATA FILE INFORMATION IS PROVIDED “AS IS”, AND THE ISSUER, JBA, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES DISCLAIM ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO THE EARTHQUAKE DATA FILE INFORMATION, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE ISSUER, JBA, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES SHALL NOT BE LIABLE WHATSOEVER FOR ANY BUSINESS DECISION BASED ON THE EXTREME PRECIPITATION DATA FILE INFORMATION. IN NO EVENT SHALL THE ISSUER, JBA, THE COUNTRY, THE INITIAL PURCHASER, THE SOLE STRUCTURING AGENT AND THEIR RESPECTIVE AFFILIATES BE LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND ARISING FROM THE USE OF THE EXTREME PRECIPITATION DATA FILE INFORMATION.

A-P-II

ATTACHMENT A

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, “MiFID II”) or Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”). Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 2046-00-1

U.S.$80,000,000
Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029

Issue price: 100 per cent.

Initial Purchaser and Sole Bookrunner

Aon Securities LLC

The date of this Pricing Supplement is 23 April 2026.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus, CAR Notes Prospectus and Prospectus Supplement referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), the Capital at Risk Notes Prospectus Supplement dated 1 April 2026 (the “CAR Notes Prospectus”) and the Prospectus Supplement with regard to the Notes dated 23 April 2026 (the “Prospectus Supplement”) and should be read in conjunction with the Prospectus, the CAR Notes Prospectus and the Prospectus Supplement. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus, the CAR Notes Prospectus and the Prospectus Supplement.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 2 December 2025.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement, the Prospectus, the CAR Notes Prospectus or the Prospectus Supplement and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement, the Prospectus, the CAR Notes Prospectus or the Prospectus Supplement comes are required by ADB and the Initial Purchaser to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement, the Prospectus, the CAR Notes Prospectus or the Prospectus Supplement, see “Plan of Distribution” in the Prospectus Supplement.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		2046-00-1.

3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars (“U.S.$”).

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:
U.S.$80,000,000.

Of the Aggregate Nominal Amount, U.S.$70,000,000 will be available for the coverage of Earthquake Events (“Earthquake Sublimit”) and U.S.$10,000,000 will be available for the coverage of an Extreme Precipitation Event (“Extreme Precipitation Sublimit”).
The Aggregate Nominal Amount reflects the initial principal amount of the Notes.

5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	U.S.$80,000,000.

6.	Specified Denominations (Condition 1(a)):
The Notes will be issued only in denominations of U.S.$250,000 and integral multiples of U.S.$1,000 in excess thereof (the “Specified Denominations”).

The Specified Denominations of the Notes shall remain constant from the Issue Date through the Maturity Date irrespective of any Principal Reduction or Partial Repayment.

7.	(i)	Issue Date (Condition 5(d)):	30 April 2026.

	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

8.	Maturity Date or Redemption Month (Condition 6(a)):
“Maturity Date” means the later of the Scheduled Maturity Date and the latest Extended Maturity Date, if any.
“Scheduled Maturity Date” means 30 May 2029 subject to one or more earlier Mandatory Redemption Events; provided, however, that if (i) an Extension Notice has been delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) on or prior to the date that is three (3) Business Days prior to the Scheduled Maturity Date or (ii) (A) a Notice of Applicable Event has been delivered  on or prior to the date that is five (5) Business Days prior to the Scheduled Maturity Date, and (B) an Event Report with respect thereto has not been received by ADB on or prior to the date that is five (5) Business Days prior to the Scheduled Maturity Date, then the Maturity Date shall be extended beyond the Scheduled Maturity Date automatically to 30 June 2029 (or if such date is not a Business Day, the next succeeding Business Day) (such period, the “Initial Extension Period”). Thereafter, the Maturity Date shall be further extended automatically to the thirtieth (30th) day of each subsequent month, but no later than 30 July 2029 (or, in each case, if such date is not a Business Day, the next succeeding Business Day) (each such one (1) month period, an “Additional Extension Period” and, together with the Initial Extension Period, an “Extension Period”) unless (i) all Event Reports with respect to potential Applicable Events required to be delivered by the applicable Event Calculation Agent under the applicable Event Calculation Agent Agreement are received by ADB on or prior to the date that is five (5) Business Days prior to the then-applicable Extended Maturity Date or (ii) ADB elects by written notice given to the Global Agent on or prior to the date that is three (3) Business Days prior to the then-applicable Extended Maturity Date, not to further extend the Maturity Date, in which case the Maturity Date shall be the then-applicable Extended Maturity Date.

If the Outstanding Nominal Amount is reduced to zero (U.S.$0) on any Principal Reduction Date prior to the Maturity Date, then the Notes will be deemed to be finally redeemed on such Principal Reduction Date at a price of zero (U.S.$0), and no further interest will be paid (other than any Residual Interest Amount and any accrued interest then due).

References herein to the “Extended Maturity Date” mean the last day of the then-applicable Extension Period.

“Extension Notice” means a Full Extension Notice or a Partial Extension Notice.

“Full Extension Notice” means a written notice delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) not less than three (3) Business Days prior to the applicable Scheduled Maturity Date or Extended Maturity Date (a) stating that such written notice constitutes a Full Extension Notice with respect to the Notes and (b) identifying one or more Applicable Events and/or potential Applicable Events for which the maturity of the Notes is being extended.

“Partial Extension Notice” means a written notice delivered by ADB to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) not less than three (3) Business Days prior to the applicable Scheduled Maturity Date or Extended Maturity Date (a) stating that such written notice constitutes a Partial Extension Notice with respect to the Notes, (b) identifying one or more Applicable Events and/or potential Applicable Events for which the maturity of the Notes is being extended and (c) specifying the portion of the Outstanding Nominal Amount of the Notes to be partially repaid (the “Repayment Amount”) with respect to such Partial Extension Notice.

If ADB delivers a Partial Extension Notice, then on the Scheduled Maturity Date or an Extended Maturity Date, as applicable, immediately following the date on which ADB delivers a Partial Extension Notice with respect to the Notes:

(1)  the Outstanding Nominal Amount of the Notes shall be reduced by the Repayment Amount specified in such Partial Extension Notice (the “Partial Repayment”); provided, that in no event shall a Partial Repayment reduce the Outstanding Nominal Amount to an amount less than zero (U.S.$0); and

(2)  in addition to the payment of accrued interest with respect to the Interest Period then ending, the following amount shall be paid with respect to the Notes: the lesser of (a) the Repayment Amount and (b) the Outstanding Nominal Amount calculated as of the Scheduled Maturity Date or relevant Extended Maturity Date, as applicable (after giving effect to any Principal Reduction on such date, but without giving effect to any Partial Repayment on such date).
Any Partial Repayment will be allocated pro rata among the holders of the Notes. For the avoidance of doubt, more than one Partial Repayment may occur with respect to the Notes, and a Partial Repayment could reduce the Outstanding Nominal Amount of the Notes to zero (U.S.$0).

“Extension Event” means that the maturity of the Notes has been extended pursuant to the definition of “Scheduled Maturity Date”. The occurrence of an Extension Event will not extend the Risk Period of the Notes.

9.	Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified below).

10.	Redemption/Payment Basis (Condition 6(a)):	Other (redemption pursuant to Paragraph 31).

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Singapore Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Not applicable.

17.	Floating Rate Note Provisions (Condition 5(b)):		Applicable.

	(i)	Specified Period(s)/Interest Payment Date(s):
The “Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

	(ii)	Interest Period End Date(s)
Interest on the Notes will be payable periodically in arrears on the following dates (“Specified Interest Payment Dates”):
1)           the thirtieth (30th) day of each month (or, if there is no such numerically corresponding day in any given calendar month, the last calendar day of such month), commencing on 30 May 2026 up to and including 30 April 2029; and

2)           the Scheduled Maturity Date and each Extended Maturity Date, if any,

in each case subject to adjustment in accordance with the Following Business Day Convention.

“Interest Payment Date” shall mean each Specified Interest Payment Date; provided, that if a Redemption Amount Payment Date occurs on a date that is not a Specified Interest Payment Date, then such Redemption Amount Payment Date shall be an Interest Payment Date.

Interest will be payable on the Notes at a per annum rate equal to the greater of (i) Compounded SOFR for the applicable Interest Period plus the Funding Margin plus the Risk Margin and (ii) the Risk Margin.

The “Reset Date” means the first day of each Interest Period.

	(iii)	Interest Period End Date(s) adjustment:	Not applicable.

	(iv)	Business Day Convention (Condition 5(d)):	Following Business Day Convention.

	(v)	Relevant Financial Center:
New York and London.

“Business Day” means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

	(vi)	Additional Business Center(s) (Condition 5(d)):	Not applicable.

(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination (further particulars specified in Annex I to this Pricing Supplement).

(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The “Calculation Agent” for the Notes will be Citibank, N.A., London Branch.

(ix)	Benchmark Rate determination (Condition 5(b)):	Applicable.

•	Interest Determination Date(s) (Condition 5(d)):	Five (5) U.S. Government Securities Business Days before each Interest Payment Date and any other date on which a payment is required following an Event of Default under Condition 9.

•	Primary Source for Floating Rate:	SOFR Administrator (as defined in Annex I to this Pricing Supplement) at https://www.newyorkfed.org/markets/reference-rates/sofr, or any successor source.

•	Reference Banks (if Primary Source for Floating Rate is “Reference Banks”):	Not applicable.

•	Relevant Banking Center:	New York.

•	Benchmark Rate(s) and Reference Rate(s):	Compounded SOFR, as defined in Annex I to this Pricing Supplement, and subject to the fallback provisions therein.

(x)	ISDA Determination (Condition 5(b)):	Not applicable.

(xi)	Margin(s):
The “Funding Margin” is +0.04 per cent. per annum.
The “Risk Margin” is +6.00 per cent. per annum; provided, however:

(a)  the Risk Margin applicable (x) from and including the Issue Date, to but excluding the first day of the Risk Period and (y) from but excluding the last day of the Risk Period, to but excluding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed, other than during any Extension Period, is +0.25 per cent. per annum; and
(b)  the Risk Margin applicable during any Extension Period is +0.10 per cent. per annum.

(xii)	Minimum Rate of Interest:	The Risk Margin.

(xiii)	Maximum Rate of Interest:	Not applicable.

(xiv)	Day Count Fraction (Condition 5(d)):	Actual/360.

(xv)	Rate Multiplier (Condition 5(d)):	Not applicable.

(xvi)	Fall back provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):
Fall Back Provisions

As set out in Annex I to this Pricing Supplement.

For each Interest Period, the amount of interest payable per Calculation Amount of the Notes will be calculated as the sum of the Daily Interest Amounts for each day in such Interest Period.

The “Calculation Amount” shall equal U.S.$1,000 in nominal amount of the Notes.

The “Daily Interest Amount” for each Calculation Amount shall equal:

(a)         for each day from and including the Issue Date to and including 30 April 2027, one three hundred sixtieth (1/360) times the sum of (A) and (B):

(A) the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (A) Compounded SOFR for such Interest Period and (B) the Funding Margin and (y) zero (0), and
(B) the applicable Risk Margin on such day times U.S.$1,000; and

(b)        for each day after 30 April 2027 to but excluding the Maturity Date, one three hundred sixtieth (1/360) times the sum of (A) and (B):

(A) the greater of (x) the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of such Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000 times the sum of (A) Compounded SOFR for such Interest Period and (B) the Funding Margin and (y) zero (0); and
(B) the applicable Risk Margin on such day times the fraction the numerator of which is the Outstanding Nominal Amount of the Notes as of the first day of the Interest Period (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and the denominator of which is the Aggregate Nominal Amount of the Notes times U.S.$1,000.

	(xvii)	Rounding provision (if different from that set out in Condition 5(b)(v):	As set out above and in Annex I to this Pricing Supplement.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.

19.	Index-Linked Interest Note Provisions:		Not applicable.

20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.

22.	Put Option (Condition 6(f)):		Not applicable.

23.	Final Redemption Amount:
An amount per Calculation Amount equal to the Redemption Amount per Calculation Amount calculated as of the relevant Redemption Amount Payment Date in accordance with Paragraph 31(v). For the avoidance of doubt, accrued interest calculated in accordance with Paragraph 17 shall also be paid on such relevant Redemption Amount Payment Date, and no further interest will be paid with respect to the Notes.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:		Not applicable.

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not applicable.

(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.

	(i) Definitive Registered Notes:	Registered Global Note available on the Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii) New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.
Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:
Not applicable.

28.	Details relating to Installment Notes:	Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Applicable.

(i) Earthquake Event Calculation Agent:
AIR Worldwide Corporation (“AIR”) shall be appointed as the Earthquake Event Calculation Agent pursuant to the event calculation agent agreement with ADB for Earthquake Events, dated on or prior to the Issue Date (as amended or modified in accordance therewith, the “Earthquake Event Calculation Agent Agreement”); provided, however, that in case of a Potential Event Calculation Agent Failure (as defined in Paragraph 31(iv)), ADB has the right to appoint another person that is reasonably satisfactory to, and unaffiliated with, ADB as the Earthquake Event Calculation Agent for such purpose, subject to the terms of the Earthquake Event Calculation Agent Agreement. AIR or any successor or permitted assign under the Earthquake Event Calculation Agent Agreement is referred to herein as the “Earthquake Event Calculation Agent”.

ALL CALCULATIONS AND DETERMINATIONS MADE BY THE EARTHQUAKE EVENT CALCULATION AGENT IN AN EVENT REPORT SHALL BE FINAL AND BINDING ON ADB AND HOLDERS AND BENEFICIAL OWNERS OF THE NOTES, ABSENT MANIFEST ERROR THAT IS IDENTIFIED IN A WRITTEN NOTICE RECEIVED BY ADB PRIOR TO THE DATE WHICH IS THREE (3) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH EVENT REPORT IS FIRST MADE AVAILABLE ON THE SITE (AS DEFINED IN PARAGRAPH 31(VI)).
(ii)	Extreme Precipitation Event Calculation Agent:
JBA Risk Management Limited (“JBA”) shall be appointed as the Extreme Precipitation Event Calculation Agent pursuant to the event calculation agent agreement with ADB for Extreme Precipitation Events, dated on or prior to the Issue Date (as amended or modified in accordance therewith, the “Extreme Precipitation Event Calculation Agent Agreement”); provided, however, that in case of a Potential Event Calculation Agent Failure (as defined in Paragraph 31(iv)), ADB has the right to appoint another person that is reasonably satisfactory to, and unaffiliated with, ADB as the Extreme Precipitation Event Calculation Agent for such purpose, subject to the terms of the Extreme Precipitation Event Calculation Agent Agreement. JBA or any successor or permitted assign under the Extreme Precipitation Event Calculation Agent Agreement is referred to herein as the “Extreme Precipitation Event Calculation Agent”.

ALL CALCULATIONS AND DETERMINATIONS MADE BY THE EXTREME PRECIPITATION EVENT CALCULATION AGENT IN AN EVENT REPORT SHALL BE FINAL AND BINDING ON ADB AND HOLDERS AND BENEFICIAL OWNERS OF THE NOTES, ABSENT MANIFEST ERROR THAT IS IDENTIFIED IN A WRITTEN NOTICE RECEIVED BY ADB PRIOR TO THE DATE WHICH IS THREE (3) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH EVENT REPORT IS FIRST MADE AVAILABLE ON THE SITE (AS DEFINED IN PARAGRAPH 31(VI)).

(iii)	Payment of Residual Interest Amount:
If the Outstanding Nominal Amount of the Notes is reduced to zero (U.S.$0) on any Principal Reduction Date prior to the Specified Interest Payment Date scheduled to occur on 30 April 2027, ADB must pay the Residual Interest Amount on such Principal Reduction Date in addition to the payment of accrued interest with respect to the Interest Period ending on such Principal Reduction Date, and no further interest will be paid with respect to the Notes.

The “Residual Interest Amount” means an amount, if any, equal to the sum of the present values, discounted at the applicable Risk Margin (without taking into account the proviso to the definition of “Risk Margin”) on an annual basis, of each of the scheduled payments of accrued interest (but only to the extent such interest would have accrued based on a rate of interest equal to (i) for any day on or prior to 30 April 2027, the applicable Risk Margin, or (ii) for any day after 30 April 2027, zero (0)) that would have been payable with respect to the Notes from and including the Principal Reduction Date on which the Outstanding Nominal Amount of the Notes has been reduced to zero (U.S.$0) to and including the Specified Interest Payment Date that had been scheduled to occur on 30 April 2027 had the Outstanding Nominal Amount of the Notes not been reduced to zero (U.S.$0) on such Principal Reduction Date. Any calculation of the Residual Interest Amount will be final and binding on the Noteholders absent manifest error.

(iv)	Mandatory Redemption:
“Mandatory Redemption Event” means any of the Full Mandatory Redemption Event, an Earthquake Mandatory Redemption Event or an Extreme Precipitation Mandatory Redemption Event, as applicable.

Following the occurrence of a Risk Transfer Termination Event (the “Full Mandatory Redemption Event”), the Outstanding Nominal Amount of Notes, i.e., the Full Redemption Amount, will be automatically redeemed in full on the Redemption Amount Payment Date relating to such Full Mandatory Redemption Event (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on the Redemption Amount Payment Date relating to the Full Mandatory Redemption Event and no further interest will be paid with respect to the Notes.

Following the occurrence of a Reporting Agency Failure Event or an Event Calculation Agent Failure Event under the Earthquake Event Calculation Agent Agreement (each, an “Earthquake Mandatory Redemption Event”), and so long as the Aggregate Prior Earthquake Principal Reductions on the Redemption Amount Payment Date relating to such Earthquake Mandatory Redemption Event is less than the Earthquake Sublimit, an amount of the Outstanding Nominal Amount of Notes equal to the Earthquake Mandatory Redemption Amount will be automatically redeemed on the applicable Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on such Redemption Amount Payment Date and no further interest will be paid thereafter with respect to the redeemed Outstanding Nominal Amount of the Notes. The “Earthquake Mandatory Redemption Amount” on any given day means the lesser of (i) the Outstanding Nominal Amount on such day (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and (ii) the result of (x) the Earthquake Sublimit minus (y) the Aggregate Prior Earthquake Principal Reductions as of such day. For the avoidance of doubt, no more than one (1) Earthquake Mandatory Redemption Amount shall be payable during the term of the Notes.

Following the occurrence of a Reporting Agency Failure Event or an Event Calculation Agent Failure Event under the Extreme Precipitation Event Calculation Agent Agreement (each, an “Extreme Precipitation Mandatory Redemption Event”), and so long as the Extreme Precipitation Principal Reduction has not occurred prior to, and does not occur on, the Redemption Amount Payment Date relating to such Extreme Precipitation Mandatory Redemption Event, an amount of the Outstanding Nominal Amount of Notes equal to the Extreme Precipitation Mandatory Redemption Amount will be automatically redeemed on the applicable Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date). For the avoidance of doubt, any accrued interest shall also be paid on such Redemption Amount Payment Date and no further interest will be paid thereafter with respect to the redeemed Outstanding Nominal Amount of the Notes. The “Extreme Precipitation Mandatory Redemption Amount” on any given day means the lesser of (i) the Outstanding Nominal Amount on such day (after giving effect to any Principal Reduction and/or Partial Repayment on such date) and (ii) the Extreme Precipitation Sublimit. For the avoidance of doubt, no more than one (1) Extreme Precipitation Mandatory Redemption Amount shall be payable during the term of the Notes.

ADB shall give written notice to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) of any Reporting Agency Failure Event or Event Calculation Agent Failure Event under any Event Calculation Agent Agreement within three (3) Business Days after becoming aware of such Reporting Agency Failure Event or Event Calculation Agent Failure Event (each such notice, together with the notice referred to under the definition of “Risk Transfer Termination Event”, a “Mandatory Redemption Notice”). The date on which ADB gives a Mandatory Redemption Notice to the Global Agent is referred to as the “Mandatory Redemption Notice Date” with respect to such Mandatory Redemption Notice.

A “Reporting Agency Failure Event” shall be deemed to occur on the date on which (i) any given Event Calculation Agent gives written notice to ADB or (ii) ADB gives written notice to the applicable Event Calculation Agent (in each case of clauses (i) and (ii), with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) stating that a Reporting Agency Failure has occurred in accordance with the applicable Event Calculation Agent Agreement. On the applicable Calculation Date, the applicable Event Calculation Agent will attempt to obtain all of the applicable Event Parameters from the applicable Primary Reporting Agency that are necessary to give an Event Report with respect to the relevant potential Applicable Event. If the applicable Event Calculation Agent determines that it cannot obtain all such Event Parameters from the applicable Primary Reporting Agency on the applicable Calculation Date in accordance with the process specified in the applicable Event Calculation Agent Agreement (a “Potential Reporting Agency Failure”), the applicable Event Calculation Agent will attempt to obtain such Event Parameters from such Primary Reporting Agency for each Business Day during the applicable Event Parameters Acquisition Period, except that:

(a) in respect of Earthquakes, on each such day, if it cannot obtain such Event Parameters from such Primary Reporting Agency, it will attempt to obtain such Event Parameters, in accordance with the process specified in the Earthquake Event Calculation Agent Agreement, from the applicable Back-up Earthquake Reporting Agency; on any given day, the applicable Back-up Earthquake Reporting Agency will be determined in the order of priority outlined in the definition of “Back-up Earthquake Reporting Agency” beginning at the Back-up Earthquake Reporting Agency (i) and going up to (iii) and then restarting at (i), etc.; for example, if Earthquake Event Parameters are unavailable from the Primary Earthquake Reporting Agency on 1 September, the Earthquake Event Calculation Agent will attempt to obtain such Event Parameters from Euro-Mediterranean Seismological Centre on 1 September; if Event Parameters are not available from Euro-Mediterranean Seismological Centre on 1 September, then the Earthquake Event Calculation Agent will attempt to obtain such Event Parameters from United States Geological Survey on 2 September, and so on, and

(b) in respect of Extreme Precipitation, on each such day starting on the tenth (10th) Business Day of such Event Parameters Acquisition Period, if it cannot obtain a complete set of Event Parameters in respect of the applicable Extreme Precipitation Date or any Extreme Precipitation Location from the Primary Extreme Precipitation Reporting Agency, it will attempt to obtain such unavailable Event Parameters only (and not such Event Parameters that are available from the Primary Extreme Precipitation Reporting Agency), in accordance with the process specified in the Extreme Precipitation Event Calculation Agent Agreement, from the Back-up Extreme Precipitation Reporting Agency, until it successfully obtains such Event Parameters. Additionally, during such Event Parameters Acquisition Period, the applicable Event Calculation Agent will use its reasonable best efforts to identify a replacement Reporting Agency that is reasonably satisfactory to, and unaffiliated with, ADB. If, during the Event Parameters Acquisition Period, the applicable Event Calculation Agent has not obtained such Event Parameters from such Primary Reporting Agency or a Back-up Reporting Agency pursuant to the procedures specified above, then (x) if it has identified a replacement Reporting Agency during such Event Parameters Acquisition Period, it will use the data provided by such replacement Reporting Agency to provide the applicable Event Report and such replacement Reporting Agency will thereafter be an Earthquake Reporting Agency or Extreme Precipitation Reporting Agency, as applicable (and will be appended as the last entity in the order of priority in the definition thereof) or (y) if it has not identified a replacement Reporting Agency during such Event Parameters Acquisition Period (a “Reporting Agency Failure”), it will give written notice to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) stating that a Reporting Agency Failure has occurred with respect to the Notes.

“Event Parameters Acquisition Period” means the thirty (30) Business Days’ period beginning on the first (1st) Business Day following the applicable Calculation Date, which period may be extended from time to time, in increments of not less than five (5) Business Days, by written notice (“Event Parameters Acquisition Period Extension Notice”) from ADB to the applicable Event Calculation Agent (with a copy thereof to the other Event Calculation Agent, the Global Agent and the Country) delivered prior to the expiration of such period, and which in any event will not extend past the earlier of (i) the day on which such Event Calculation Agent is able to obtain all of the applicable Event Parameters and (ii) the tenth (10th) Business Day prior to the applicable Maturity Date.

“Calculation Date” means an Earthquake Calculation Date or an Extreme Precipitation Calculation Date, as applicable.

“Earthquake Calculation Date” means, with respect to a potential Earthquake Event, the later of (x) the first (1st) Business Day following the day on which a Notice of Applicable Event is delivered in respect of the relevant Earthquake and (y) the first (1st) Business Day at least fourteen (14) calendar days after the Date of Occurrence of such Earthquake as reported by the Primary Earthquake Reporting Agency. If the Primary Earthquake Reporting Agency has not specified a Date of Occurrence by the first (1st) Business Day at least fourteen (14) calendar days after the date that the Earthquake Event Calculation Agent believes, in its reasonable judgment, was the date on which the relevant Earthquake occurred (such Business Day, the “Deemed Earthquake Calculation Date”), such Deemed Earthquake Calculation Date will be the Earthquake Calculation Date determined pursuant to clause (y) above.

“Extreme Precipitation Calculation Date” means the earlier of (i) the first calendar day on which the Extreme Precipitation Event Calculation Agent retrieves a complete set of Extreme Precipitation Event Parameters from the Primary Extreme Precipitation Reporting Agency for the applicable Extreme Precipitation Date and for all Extreme Precipitation Locations and (ii) the fifth (5th) calendar day after each Extreme Precipitation Date.

“Extreme Precipitation Date” means any given calendar day occurring (i) on or subsequent to the twentieth (20th) day immediately following the first day of the Risk Period and (ii) on or prior to the later of (a) the last day of the Risk Period and (b) the last day of an Extreme Precipitation Event Period which started during the Risk Period and ends thereafter, if any.

An “Event Calculation Agent Failure Event” shall be deemed to occur on the date on which ADB has become aware that any given Event Calculation Agent has become incapable of performing or has failed to perform or to observe in any material respect, or otherwise commits a material breach of, any provision of the applicable Event Calculation Agent Agreement, and such failure or breach has not been cured to the reasonable satisfaction of ADB during the period specified in the applicable Event Calculation Agent Agreement (a “Potential Event Calculation Agent Failure”), and ADB, after using its reasonable best efforts, has been unable to engage a replacement event calculation agent to perform such duties and obligations that is reasonably satisfactory to, and unaffiliated with, ADB and meets the requirements of the applicable Event Calculation Agent Agreement, within forty-five (45) calendar days after such Potential Event Calculation Agent Failure, which period may be extended from time to time, in increments of not less than five (5) Business Days, by written notice from ADB to the Event Calculation Agent to which such Potential Event Calculation Agent Failure relates (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) delivered prior to the expiration of such period, and which in any event will not extend past the tenth (10th) Business Day prior to the applicable Maturity Date. ADB shall give written notice to the Global Agent (with a copy thereof to the other Event Calculation Agent and the Country) an Event Calculation Agent Failure Event within three (3) Business Days after becoming aware thereof.

A “Risk Transfer Termination Event” shall occur if: (i) ADB receives written notice from the Country electing to terminate the Risk Transfer Agreement based on a “Change of Law” (as defined in the Risk Transfer Agreement) to which the Country is the affected party or a “Risk Transfer Termination Event” (as defined in the Risk Transfer Agreement) with respect to ADB; or (ii) ADB elects to terminate the Risk Transfer Agreement based on a “Change of Law” (as defined in the Risk Transfer Agreement) to which ADB is the affected party or a “Risk Transfer Termination Event” (as defined in the Risk Transfer Agreement) with respect to the Country, in each case by giving written notice of a Mandatory Redemption Event to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country).  ADB shall give written notice to the Global Agent (with a copy thereof to the Event Calculation Agents and the Country) of any Risk Transfer Termination Event no later than three (3) Business Days following such Risk Transfer Termination Event.

The “Risk Transfer Agreement” shall mean the Risk Transfer Agreement dated on or prior to the Issue Date, entered into between the Country and ADB (as amended or otherwise modified from time to time), pursuant to which a payment of a premium will be required of the Country to ADB on the Issue Date. An amount equal to such premium payment will be made available to the Country pursuant to the DRB Grant Agreement, the proceeds of which will be applied by the Country to its payment of the premium on the Issue Date as required under the Risk Transfer Agreement. The Risk Transfer Agreement is subject to early termination based on specified events relating to changes of law and defaults by the Country or ADB, and such an early termination would result in redemption of the Notes.

The “Country” is the Kyrgyz Republic.

(v)	Redemption Amount of the Notes and Principal Reductions:
The “Redemption Amount” with respect to any given Redemption Amount Payment Date shall be the Full Redemption Amount, the Earthquake Mandatory Redemption Amount or the Extreme Precipitation Mandatory Redemption Amount, as applicable.

The “Full Redemption Amount” shall be the Outstanding Nominal Amount of the Notes calculated as of the Redemption Amount Payment Date (after giving effect to any Principal Reduction and/or Partial Repayment on such date).

“Redemption Amount Payment Date” means any of the following:

(1)          the Maturity Date;

(2)          the fifth (5th) Business Day following a Mandatory Redemption Notice Date; or

(3)          the thirtieth (30th) day following the day on which a holder of the Notes delivers written notice to ADB notifying ADB of such holder’s election to declare all such Notes held by it to be due and payable, subject to adjustment in accordance with the Following Business Day Convention, in accordance with the provisions of Condition 9 (Events of Default) in the Prospectus. The Redemption Amount Payment Date under this clause (3) shall only apply to the Notes to which such notice relates.

“Principal Reduction” means, with respect to the relevant Principal Reduction Date, an amount equal to the lesser of (a) the Outstanding Nominal Amount as of such Principal Reduction Date (without giving effect to any Principal Reduction or Partial Repayment on such date) and (b) (i) the sum of the Payout Amounts specified in all Event Reports up to and including the last Event Report delivered by the applicable Event Calculation Agent on or prior to the date which is five (5) Business Days prior to such Principal Reduction Date, minus (ii) the sum of the Payout Amounts specified in all Event Reports up to and including the last Event Report delivered by the applicable Event Calculation Agent on or prior to the date which is five (5) Business Days prior to the immediately preceding Principal Reduction Date. Any Principal Reduction will be allocated pro rata among the holders of the Notes.

“Principal Reduction Date” means each Specified Interest Payment Date.

“Outstanding Nominal Amount” means, as of any date, the Aggregate Nominal Amount of the Notes reduced by all Principal Reductions and Partial Repayments, if any, applied to the Notes on or prior to such date; provided, that the aggregate of all such Principal Reductions and Partial Repayments shall not exceed the Aggregate Nominal Amount and that in no event will the Outstanding Nominal Amount be an amount less than zero (U.S.$0). For the avoidance of doubt, more than one Partial Repayment may occur with respect to the Notes, and a Partial Repayment could reduce the Outstanding Nominal Amount of the Notes to zero (U.S.$0).

“Risk Period” means the period beginning 12:00:00 a.m., UTC, on the day after the Issue Date to and including the earlier of (a) 11:59:59 p.m., UTC, on 30 April, 2029 and (b) 11:59:59 p.m., UTC, on the date that is five (5) Business Days prior to the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid.

“UTC” means Coordinated Universal Time.

(vi)	Additional Definitions Applicable to the Redemption Amount of the Notes and Principal Reductions:
“Earthquake Data File” means the supplemental data file provided by GEM in connection with the Notes, which has been made available on the Site.

“Extreme Precipitation Data File” means the supplemental data file provided by JBA in connection with the Notes, which has been made available on the Site.

“Applicable Event” means an Earthquake Event or an Extreme Precipitation Event, as applicable.

“Date of Occurrence” means (i) with respect to an Earthquake, the date of such Earthquake as reported by the Earthquake Reporting Agency and (ii) with respect to Extreme Precipitation, the first day of the applicable Extreme Precipitation Event Period.

“Payout Amount” means, (i) in respect of any Earthquake Event, the Earthquake Payout Amount relating to such Earthquake Event and (ii) in respect of an Extreme Precipitation Event, if any, the Extreme Precipitation Payout Amount.

“Covered Area” means, for Earthquake Events, the Earthquake Covered Area; and for Extreme Precipitation Events, the Extreme Precipitation Covered Area.

“Earthquake” means the vibration, sometimes severe, of the earth’s surface (including the ocean bottom) that follows a sudden displacement in the outer rigid shell of the earth. For the avoidance of doubt, each foreshock, main shock and aftershock will be treated as a distinct Earthquake.

“Earthquake Event” means an Earthquake (i) with a Date of Occurrence during the Risk Period and (ii) meeting the Earthquake Event Conditions, in each case as confirmed by the Earthquake Event Calculation Agent; provided, however, that if a nuclear explosion reported by any relevant international government agency (such as, for example, the International Atomic Energy Agency, the Nuclear Regulatory Commission or the Preparatory Commission for the Comprehensive Nuclear-Test-Ban Treaty Organization (CTBTO)) has occurred (i) within one (1) hour prior to the Earthquake Occurrence Time of such Earthquake and (ii) within a Distance of ten (10) kilometers from the Epicenter of such Earthquake to the location of such nuclear explosion as reported by such government agency, then such Earthquake will not be an Earthquake Event.

“Earthquake Event Conditions” means the Depth Condition, Earthquake Location Condition and Minimum Magnitude Condition.

“Depth Condition” means the Depth of the applicable Earthquake must be less than or equal to one-hundred twenty-five (125) kilometers.

“Earthquake Location Condition” means the Location of any Earthquake must be on or within the boundary of an Earthquake Box Location excluding on the northernmost latitude and easternmost longitude boundary of such Earthquake Box Location; provided, that if there is no other Earthquake Box Location contiguous to the northernmost latitudinal or easternmost longitudinal boundary, as applicable, of any Earthquake Box Location, then such northernmost latitudinal or easternmost longitudinal boundary, as applicable, will be considered part of such Earthquake Box Location and will not be excluded; provided, further, that if through the application of the proviso above, the Location of the Earthquake could fall in two different Earthquake Box Locations, the easternmost longitudinal boundary of the relevant Earthquake Box Locations will be excluded.

“Minimum Magnitude Condition” means the requirement that the Magnitude of an Earthquake must be greater than or equal to the lowest moment magnitude associated with a non-zero Earthquake Payout Rate, set forth in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File for the Earthquake Box Location in which the Location of the relevant Earthquake falls.

“Earthquake Box Location” means a square of size 0.5[o] by 0.5[o] within the Earthquake Covered Area, as applicable, defined as the area formed by the set of four coordinates defined in the Earthquake Data File (each such point’s coordinates given in latitude (+ for north, - for south) and longitude (+ for east, - for west)).

“Distance” or “D” means the distance in kilometers between two points on the surface of the earth and is calculated as follows:

R = 6,378.1 km

∆lat = lat1 - lat2

∆lon = lon1 - lon2

Where (lon1, lat1) and (lon2, lat2) are the longitude in degrees (+ for east, − for west) and latitude in degrees (+ for north, − for south), respectively, of two points expressed in the “WGS 84” coordinate system and trigonometric input functions are expressed in radians.

“Earthquake Covered Area” means the area delineated by the following latitudes and longitudes (and shown by the graphic below), which is within the regions of the Country and neighboring countries: (44.00°, 79.00°), (43.50°, 79.00°), (43.50°, 80.50°), (42.00°, 80.50°), (42.00°, 80.00°), (41.50°, 80.00°), (41.50°, 79.00°), (41.00°, 79.00°), (41.00°, 78.50°), (40.50°, 78.50°), (40.50°, 78.00°), (39.50°, 78.00°), (39.50°, 75.00°), (39.00°, 75.00°), (39.00°, 75.50°), (38.00°, 75.50°), (38.00°, 71.50°), (38.50°, 71.50°), (38.50°, 69.50°), (39.00°, 69.50°), (39.00°, 69.00°), (40.50°, 69.00°), (40.50°, 69.50°), (41.50°, 69.50°), (41.50°, 70.00°), (42.00°, 70.00°), (42.00°, 70.50°), (43.00°, 70.50°), (43.00°, 71.50°), (43.50°, 71.50°), (43.50°, 73.00°), (44.00°, 73.00°).

“Earthquake Payout Amount” means, for each Earthquake Event, the Earthquake Payout Rate for such Earthquake Event multiplied by the Earthquake Sublimit; provided, however, that if the sum of any given Earthquake Payout Amount and the Aggregate Prior Earthquake Principal Reductions as of immediately prior to the payment of such Earthquake Payout Amount would exceed the Earthquake Sublimit, then such Earthquake Payout Amount shall be reduced to an amount (which could be zero (U.S.$0)) so that the sum of such Earthquake Payout Amount so reduced and the Aggregate Prior Earthquake Principal Reductions as of immediately prior to the payment of such Earthquake Payout Amount shall equal the Earthquake Sublimit.

“Aggregate Prior Earthquake Principal Reductions” means, as of any time, the sum of all Earthquake Payout Amounts set forth in each Event Report relating to an Earthquake Event issued by the Earthquake Event Calculation Agent prior to such time.

“Earthquake Payout Rate” means, for each Earthquake Event, the associated percentage identified in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File for the Magnitude of such Earthquake Event and with respect to the Earthquake Box Location in which the Location of such Earthquake Event falls identified in the “Earthquake Events Payout Lookup” spreadsheet within the Earthquake Data File.

“Daily Rainfall” in respect of any Extreme Precipitation Location on any given calendar day means the sum of each of the hourly rainfall amount identified by the variable “Total precipitation” as reported by the Extreme Precipitation Reporting Agency for any given hour that falls within such day in respect of such Extreme Precipitation Location, provided that, in the case of Extreme Precipitation Event Parameters reported by the Primary Extreme Precipitation Reporting Agency, such hourly rainfall amounts will be filtered to remove snowfall amounts as described in the Extreme Precipitation Event Calculation Agent Agreement.

“Snow-adjusted Daily Rainfall” in respect of any Extreme Precipitation Location on any given calendar day means the Daily Rainfall in respect of such Extreme Precipitation Location on such day, adjusted by the applicable seasonal snow adjustment as described in the Extreme Precipitation Event Calculation Agent Agreement.

“21-day Snow-adjusted Rainfall” in respect of any Extreme Precipitation Location on any Extreme Precipitation Date means the sum of each Snow-adjusted Daily Rainfall for twenty-one (21) calendar days during the consecutive twenty-one (21)-day period ending on such Extreme Precipitation Date.

“Extreme Precipitation Level” in respect of any Extreme Precipitation Location on any Extreme Precipitation Date means the sum of all 21-day Snow-adjusted Rainfall in respect of such Extreme Precipitation Location and each of its directly neighboring grid cells as identified in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File, which would form a 3 x 3 grid with such Extreme Precipitation Location in the middle; for the avoidance of doubt, such neighboring grid in respect of an Extreme Precipitation Location on the boundary of the Extreme Precipitation Covered Area may include one or more neighboring grid cells that may fall outside of the Extreme Precipitation Covered Area.

“Extreme Precipitation Location” means each 0.25° latitude–longitude grid cell reflecting the granularity of the Primary Extreme Precipitation Reporting Agency as identified in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File.

“Extreme Precipitation Covered Area” means the geographic area corresponding to the national boundary of the Country, as represented by the country flag variable as “True” in the “KGZ” column of the “GRID DATA” spreadsheet within the Extreme Precipitation Data File.

“Extreme Precipitation Event” means the Extreme Precipitation Index Value in respect of any given Extreme Precipitation Event Period exceeding 0.85.

Once an Extreme Precipitation Event is determined to have occurred, such Extreme Precipitation Event shall be deemed the first and only Extreme Precipitation Event for the Notes, and no determination shall be conducted with respect to any additional Extreme Precipitation Event thereafter.

“Extreme Precipitation Event Period” means the twenty-one (21) calendar day period (i) starting on the Extreme Precipitation Date that (x) is not included in any previously commenced Extreme Precipitation Event Period and (y) has at least one (1) Extreme Precipitation Affected Location on such day, and (ii) continuing for the following consecutive twenty (20) calendar days thereafter.

For the avoidance of doubt, only one Extreme Precipitation Event Period may occur in respect of any given Extreme Precipitation Date, and an Extreme Precipitation Event Period may only commence during the Risk Period but can extend beyond the end of the Risk Period if such an Extreme Precipitation Event Period has commenced before but not concluded when the Risk Period expires.

“Extreme Precipitation Affected Location” on any given Extreme Precipitation Date means any Extreme Precipitation Location where the Extreme Precipitation Value for such Extreme Precipitation Location equals the lowest threshold identified as the “q1_snow” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File for such Extreme Precipitation Location.

“Extreme Precipitation Index Value” means, in respect of any given Extreme Precipitation Event Period, a value determined by the Extreme Precipitation Event Calculation Agent as follows:

(I) for each Extreme Precipitation Date included in such Extreme Precipitation Event Period:

(a) for each Extreme Precipitation Location:

(i) one of the following amount:

(A) in case the Extreme Precipitation Level is less than the lowest threshold identified as the “q1_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: zero (0);

(B) in case the Extreme Precipitation Level is equal to or exceeds the lowest threshold identified as the “q1_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File but is less than the highest threshold identified as the “q2_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: 50%; or

(C) in case the Extreme Precipitation Level is equal to or exceeds the highest threshold identified as the “q2_snow” variable for such Extreme Precipitation Location in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File: 100%,

(ii) multiplying the result of step (i) with the product of a population weighting amount identified as the “KGZ_popfrac” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File times the result of step (i) times the slope adjustment amount identified as the “terrain_mod” variable in the “GRID DATA” spreadsheet within the Extreme Precipitation Data File, in each case for such Extreme Precipitation Location;

(b) finally, summing the result of (ii) of each Extreme Precipitation Location included in the Extreme Precipitation Covered Area (such result, the “Extreme Precipitation Index”) in respect of such Extreme Precipitation Date; and

(II) the Extreme Precipitation Index Value in respect of such Extreme Precipitation Event Period will equal the highest Extreme Precipitation Index for any Extreme Precipitation Date included in such Extreme Precipitation Event Period.

“Extreme Precipitation Payout Amount” means for an Extreme Precipitation Event, the Extreme Precipitation Sublimit. For the avoidance of doubt, the Extreme Precipitation Payout Amount shall be payable no more than once during the term of the Notes.

A “Reporting Agency” is an Earthquake Reporting Agency or an Extreme Precipitation Reporting Agency, as the case may be.

A “Primary Reporting Agency” is the Primary Earthquake Reporting Agency or the Primary Extreme Precipitation Reporting Agency, as the case may be.

A “Back-up Reporting Agency” is a Back-up Earthquake Reporting Agency or a Back-up Extreme Precipitation Reporting Agency, as the case may be.

“Earthquake Reporting Agency” means the Primary Earthquake Reporting Agency; provided, that if a Potential Reporting Agency Failure occurs in respect of a potential Earthquake Event, then the term “Earthquake Reporting Agency” shall refer to either the Primary Earthquake Reporting Agency or a Back-up Earthquake Reporting Agency. The process for determining which Earthquake Reporting Agency is to provide the applicable Event Parameters for an Earthquake is described in “—Maturity and Extension; Redemption Terms—Reporting Agency Failure Event; Potential Reporting Agency Failure; Reporting Agency Failure; Event Parameters Acquisition Period; Event Parameters Acquisition Period Extension Notice; Calculation Date; Earthquake Calculation Date; Deemed Earthquake Calculation Date; Extreme Precipitation Calculation Date; Extreme Precipitation Date”.

“Primary Earthquake Reporting Agency” means the GFZ Potsdam (Geofon) or any successor thereof.

“Back-up Earthquake Reporting Agency” means the following entities or any successors thereof, in the following order of priority: (i) Euro-Mediterranean Seismological Centre; (ii) United States Geological Survey; and (iii) Istituto Nazionale di Geofisica e Vulcanologia.

“Extreme Precipitation Reporting Agency” means the Primary Extreme Precipitation Reporting Agency; provided, that if a Potential Reporting Agency Failure occurs in respect of a potential Extreme Precipitation Event, then the term “Extreme Precipitation Reporting Agency” shall refer to either the Primary Extreme Precipitation Reporting Agency or a Back-up Extreme Precipitation Reporting Agency. The process for determining which Extreme Precipitation Reporting Agency is to provide the applicable Event Parameters for an Extreme Precipitation Event is described in “—Maturity and Extension; Redemption Terms—Reporting Agency Failure Event; Potential Reporting Agency Failure; Reporting Agency Failure; Event Parameters Acquisition Period; Event Parameters Acquisition Period Extension Notice; Calculation Date; Extreme Precipitation Calculation Date; Extreme Precipitation Date”.

“Primary Extreme Precipitation Reporting Agency” means the European Centre for Medium-Range Weather Forecasts (“ECMWF”) or any successor thereof.

“Back-up Extreme Precipitation Reporting Agency” means the National Aeronautics and Space Administration Global Precipitation Measurement (“GPM”) mission or any successor thereof.

“Event Parameters” means either Earthquake Event Parameters or Extreme Precipitation Event Parameters, as the case may be.

“Event Parameters Date” means either an Earthquake Event Parameters Date or Extreme Precipitation Event Parameters Date, as the case may be. Any data released or revised or after the related Event Parameters Date will be disregarded by the applicable Event Calculation Agent when determining any Payout Amounts related to the Applicable Event.

“Earthquake Event Parameters” with respect to any potential Earthquake Event means the Earthquake Occurrence Time, Date of Occurrence, Magnitude, Epicenter, Depth, Hypocenter and Location of such potential Earthquake Event, in each case as most recently reported by the Earthquake Reporting Agency with respect to such potential Earthquake Event on or prior to the Earthquake Event Parameters Date.

“Earthquake Event Parameters Date” means, with respect to any potential Earthquake Event, the date on which the Earthquake Event Calculation Agent obtains or determines the Earthquake Event Parameters in respect of such potential Earthquake Event from the Earthquake Reporting Agency. Any data released or revised after the related Earthquake Event Parameters Date will be disregarded by the Earthquake Event Calculation Agent when determining any Earthquake Payout Amounts related to such potential Earthquake Event.

“Earthquake Occurrence Time” means the time of occurrence of an Earthquake as reported by the Earthquake Reporting Agency with respect to such Earthquake.

“Depth” means the vertical distance from the Hypocenter of the Earthquake to the Epicenter specified as a number of kilometers, as reported by the Earthquake Reporting Agency with respect to such Earthquake, or if such Earthquake Reporting Agency reports such distance but does not report such distance in kilometers, then such distance specified as a number of kilometers calculated by the Earthquake Event Calculation Agent by performing the relevant conversion.

“Location” means the latitude and longitude coordinates of the Epicenter of an Earthquake defined in terms of degrees, as reported by, and at the precision reported by, the Earthquake Reporting Agency with respect to such Earthquake.

“Epicenter” means the point on the surface of the earth, whether on land or on the ocean bottom, as reported by the Earthquake Reporting Agency with respect to the relevant Earthquake, directly above the related Hypocenter.

“Hypocenter” means the point at which the sudden displacement (rupture) that generates an Earthquake is initiated.

“Magnitude” means a measure of the total seismic energy radiated from an Earthquake rupture. Magnitude will mean the moment magnitude as reported by the Earthquake Reporting Agency (including by reports made publicly available by such Earthquake Reporting Agency, if it does not itself report on the moment magnitude scale) and rounded to the nearest tenth or, if the Earthquake Reporting Agency does not report on the moment magnitude scale, as calculated by the Earthquake Event Calculation Agent by performing a conversion as detailed in the Earthquake Event Calculation Agent Agreement.

“Extreme Precipitation Event Parameters” with respect to any potential Extreme Precipitation Event means the hourly meteorological data aggregated to daily totals of rainfall and snowfall, and daily means of 2m air temperature, in each case as reported by the Extreme Precipitation Reporting Agency with respect to such potential Extreme Precipitation Event on or prior to the applicable Extreme Precipitation Event Parameters Date.

“Extreme Precipitation Event Parameters Date” means, with respect to any potential Extreme Precipitation Event, the date on which the Extreme Precipitation Event Calculation Agent obtains or determines the Extreme Precipitation Event Parameters in respect of such potential Extreme Precipitation Event from the Extreme Precipitation Reporting Agency. Any data revised or released after the related Extreme Precipitation Event Parameters Date will be disregarded by the Extreme Precipitation Event Calculation Agent when determining whether an Extreme Precipitation Event has occurred.

“Notice of Applicable Event” means a Notice of Earthquake Event or a Notice of Extreme Precipitation Event, as the case may be.

“Notice of Earthquake Event” means a written notice in a form substantially similar to the form attached as Exhibit A to the Earthquake Event Calculation Agent Agreement delivered by ADB to the Earthquake Event Calculation Agent (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) stating that a potential Earthquake Event has occurred and requesting the Earthquake Event Calculation Agent to give an Event Report with respect thereto.

“Notice of Extreme Precipitation Event” means a written notice in a form substantially similar to the form attached as Exhibit A to the Extreme Precipitation Event Calculation Agent Agreement delivered by the Extreme Precipitation Event Calculation Agent to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) stating that an Extreme Precipitation Event Period commenced and that the Extreme Precipitation Event Calculation Agent will proceed with issuing an Event Report with respect thereto. The Extreme Precipitation Event Calculation Agent shall give such notice no later than two (2) Business Days after the Extreme Precipitation Event Parameters Date in respect of the first day of such Extreme Precipitation Event Period.

“Event Report” means, (i) with respect to a potential Earthquake Event, a report substantially similar in form to Exhibit B to the Earthquake Event Calculation Agent Agreement, given to ADB (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) by the Earthquake Event Calculation Agent based on the Earthquake Event Parameters, and (ii)  with respect to a potential Extreme Precipitation Event, a report substantially similar in form to Exhibit B to the Extreme Precipitation Event Calculation Agent Agreement, given to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) by the Extreme Precipitation Event Calculation Agent based on the Extreme Precipitation Event Parameters.

The Event Report for each potential Earthquake Event shall (i) confirm whether such Earthquake Event has or has not occurred, (ii) include a calculation (and its components) of the Earthquake Payout Amount (which may be zero (U.S.$0)), (iii) specify the amount of the Principal Reduction (if any) to be applied to the Notes on the first Principal Reduction Date that is at least five (5) Business Days following the date on which such Event Report is delivered by the Earthquake Event Calculation Agent, assuming that no further Event Report in respect of such Principal Reduction Date is delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (iv) specify the Outstanding Nominal Amount (after giving effect to (x) the Principal Reduction, if any, on the relevant Principal Reduction Date, assuming that no further Event Reports in respect of such Principal Reduction Date are delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (y) the Principal Reduction, if any, set forth on any Event Report relating to an Extreme Precipitation Event received prior to the date of such Event Report to the extent not reflected in the Outstanding Nominal Amount of the Notes), in each case in accordance with the provisions hereof and of the Earthquake Event Calculation Agent Agreement. The Earthquake Event Calculation Agent shall give such Event Report to ADB (with a copy thereof to the Extreme Precipitation Event Calculation Agent, the Country and the Global Agent) no later than five (5) Business Days after the later of (i) the applicable Event Parameters Date and (ii) the date on which the Earthquake Event Calculation Agent receives the relevant Notice of Earthquake Event; provided, that any such report given to ADB with respect to a potential Earthquake Event at any time after the fifth (5th) Business Day preceding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid shall not be deemed to be an Event Report.

The Event Report for each potential Extreme Precipitation Event shall (i) confirm whether an Extreme Precipitation Event has or has not occurred, (ii) if an Extreme Precipitation Event is determined to have occurred, specify the Extreme Precipitation Payout Amount and the amount of the Principal Reduction, both of which shall be equal to the Extreme Precipitation Sublimit, to be applied to the Notes on the first Principal Reduction Date that is at least five (5) Business Days following the date on which such Event Report is delivered by the Extreme Precipitation Event Calculation Agent, assuming that no further Event Report in respect of such Principal Reduction Date is delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (iii) specify the Outstanding Nominal Amount (after giving effect to (x) the Principal Reduction, if any, on the relevant Principal Reduction Date, assuming that no further Event Reports in respect of such Principal Reduction Date are delivered and treating any concurrently delivered Event Reports as having been delivered sequentially rather than simultaneously and (y) the Principal Reduction, if any, set forth on any Event Report relating to an Earthquake Event received prior to the date of such Event Report to the extent not reflected in the Outstanding Nominal Amount of the Notes), in each case in accordance with the provisions hereof and of the Extreme Precipitation Event Calculation Agent Agreement. The Extreme Precipitation Event Calculation Agent shall give such Event Report to ADB (with a copy thereof to the Earthquake Event Calculation Agent, the Country and the Global Agent) no later than five (5) Business Days after the earlier of (A) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is the last day of the applicable Extreme Precipitation Event Period and (B) the Extreme Precipitation Event Parameters Date in respect of the Extreme Precipitation Date that is the first day within the applicable Extreme Precipitation Event Period on which the Extreme Precipitation Index Value exceeds the applicable threshold as a result of which an Extreme Precipitation Event occurs; provided, that any such report given to ADB with respect to a potential Extreme Precipitation Event at any time after the fifth (5th) Business Day preceding the Redemption Amount Payment Date on which all Outstanding Nominal Amount of Notes are redeemed or paid shall not be deemed to be an Event Report.

For the avoidance of doubt, if a Potential Event Calculation Agent Failure occurs and a replacement event calculation agent is engaged, such replacement may gather the relevant Event Parameters, perform the necessary calculations and produce an Event Report on dates other than as specified herein, and accordingly, the relevant Calculation Date may be adjusted as needed.

All calculations and determinations made by the applicable Event Calculation Agent in an Event Report shall be final and binding on ADB and holders and beneficial owners of the Notes, absent manifest error that is identified in a written notice received by ADB prior to the date which is three (3) Business Days following the date on which such Event Report is first made available on the Site. If, prior to the date which is three (3) Business Days following the date on which an Event Report is first made available on the Site, ADB receives a written notice identifying a potential manifest error in such Event Report, then as soon as practicable, but in no event later than two (2) Business Days following receipt of such notice, ADB will, in consultation with the applicable Event Calculation Agent, determine whether such potential manifest error constitutes a manifest error.  If ADB determines that such potential manifest error constitutes a manifest error: (i) ADB will, as soon as reasonably practicable, publish a notice of its determination on the Site, (ii) the relevant Event Report will not be effective, and (iii) no Principal Reduction will occur to the extent attributable to such Event Report. The applicable Event Calculation Agent Agreement will provide that, if ADB so determines that an Event Report contains a manifest error, the applicable Event Calculation Agent will give an amended and restated Event Report to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent) as soon as reasonably practicable. Any Principal Reduction or portion thereof that does not occur due to a determination by ADB that the relevant Event Report contains a manifest error shall occur in accordance with the terms and conditions set forth herein when such manifest error has been cured by an amended and restated Event Report delivered by the applicable Event Calculation Agent to ADB (with a copy thereof to the other Event Calculation Agent, the Country and the Global Agent).

(vii)	Certain Information Made Available by ADB:
After the Issue Date, and while the Notes are outstanding, ADB will furnish to the Datasites Agent and make available on the Site, or cause to be made available on the Site, to any persons who either hold beneficial interests in the Notes or are prospective investors in the Notes (who are permitted transferees), the Prospectus, this Prospectus Supplement, the Earthquake Data File, the Extreme Precipitation Data File and final execution copies of the Event Calculation Agent Agreements and Risk Transfer Agreement (collectively, the “Selected Documents”). To the extent ADB delivers or receives any Mandatory Redemption Notice, Notice of Applicable Event or Extension Notice or receives from an Event Calculation Agent any Event Report, Notice of Extreme Precipitation Event or notice relating to any Reporting Agency Failure Event, ADB will use its reasonable efforts to cause such notice or report to be made available promptly on the Site (each such notice or report, together with the Selected Documents, “Available Information”). Access to the Site can be requested from the Datasites Agent using the form in Annex II to this Pricing Supplement and shall be limited to persons who either hold beneficial interests in the Notes or are prospective investors in the Notes (who are permitted transferees) and make the representations, warranties and agreements set forth in the Site regarding (among other things) status, eligibility to invest in the Notes and confidentiality of information received in connection with the Notes. ADB reserves the right to apply such security procedures and other procedures with respect to access to the Site as ADB deems appropriate. ADB makes no representation or warranty with respect to any information available on, or accessible through, the Site.
If and to the extent any Aggregate Event Payment Amount or any Expedited Payment is paid to the Country under the Risk Transfer Agreement and subsequently the Country discloses to ADB information relating to the disbursements made to vulnerable persons in accordance with the Standard Operating Procedures, then ADB will use commercially reasonable efforts to make available to the Noteholders a report on such disbursements through the Site in substantially the form of Annex III to this Pricing Supplement.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.

	(ii)	Stabilizing Manager (if any):	Not applicable.

	(iii)	Commissions and Concessions:	Not applicable.

33.	If non-syndicated, name of Dealer:		Aon Securities LLC

34.	Additional selling restrictions:		The Notes are being offered, and may be reoffered and sold, only to investors who (i) are “qualified institutional buyers” (“Qualified Institutional Buyers”) as defined in Rule 144A (“Rule 144A”) under the United States Securities Act of 1933, as amended (“Securities Act”); (ii) are residents of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction; and (iii) meet the other requirements set forth under Annex IV to this Pricing Supplement.

“Permitted U.S. Jurisdictions” means The District of Columbia and all states of the United States, except for the states of Hawaii, Montana and Nevada. No U.S. territory shall be a Permitted U.S. Jurisdiction.

“Permitted Non-U.S. Jurisdictions” means Argentina, Australia, Austria, Bahrain, Barbados, Belgium, Bermuda, British Virgin Islands, Canada (the provinces of British Columbia, Ontario and Quebec only), Cayman Islands, China, Denmark, Dubai International Financial Centre, France, Germany, Guernsey, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Liechtenstein, Luxembourg, Mexico, The Netherlands, New Zealand, Norway, Portugal, Republic of Korea, Singapore, Spain, Sweden, Switzerland and the United Kingdom

The designation of a jurisdiction as a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction relates solely to the characterization of the Notes for certain insurance law purposes.

Any person who holds any interest in the Notes, who does not reside and hold such interest in a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction, may be forced to transfer such interest to a person in a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

Operational Information

35.	(i)	ISIN:	XS3356128176.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.

36.	Common Code:		335612817.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:
SOFR and SOFR Index are provided by the Federal Reserve Bank of New York. As at the date hereof, the Federal Reserve Bank of New York does not appear on the register of administrators and benchmarks established and maintained by the European Securities and Markets Authority pursuant to Article 36 of Regulation (EU) 2016/1011 (the “EU Benchmarks Regulation”), nor on the register maintained by the Financial Conduct Authority pursuant to Article 36 of the EU Benchmarks Regulation as it forms part of domestic law of the United Kingdom by virtue of the European (Withdrawal) Act 2018, as amended (the “UK Benchmarks Regulation”). As far as ADB is aware, the Federal Reserve Bank of New York is not required to be registered pursuant to Article 2 of the EU Benchmarks Regulation or the UK Benchmarks Regulation.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	New York.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein.
Application will be made to the Singapore Exchange Securities Trading Limited, also known as SGX-ST, for the listing and quotation of the Notes on the Official List of the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Pricing Supplement. Approval in-principle from the Singapore Stock Exchange, admission of the Notes to the Official List of the Singapore Stock Exchange and the listing and quotation of any Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of ADB, the Global Medium-Term Note Program of ADB or the Notes. The Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of U.S.$250,000 (or its equivalent in foreign currencies) for so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require.

For so long as any Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event that the global certificate representing such Notes is exchanged for definitive notes in certificated form, ADB will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that the global certificate is exchanged for definitive notes in certificated form, an announcement of such exchange shall be made by or on behalf of ADB through the Singapore Stock Exchange and such announcement will include all material information with respect to the delivery of the definitive notes in certificated form, including details of the paying agent in Singapore.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on or about 13 April 2026.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus, the CAR Notes Prospectus and the Prospectus Supplement referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ DEEPAK TANEJA
Name:	Deepak Taneja
Title:	Assistant Treasurer

ANNEX I TO ATTACHMENT A
A.	Provisions relating to the determination of the Rate of Interest

The Rate of Interest for each relevant Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest Period shall apply with effect from the Reset Date for that Interest Period.
The “Rate of Interest” means, for each Interest Period, a per annum rate equal to the greater of (i) Compounded SOFR for such Interest Period plus the Funding Margin plus the Risk Margin and (ii) the Risk Margin.
“Interest Period” means each period from, and including, each Interest Payment Date (or, in the case of the first Interest Period, the Interest Commencement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date), or in the case of the Notes becoming due and payable, the date on which the Notes become due and payable. In each case, as adjusted in accordance with the relevant Business Day Convention as indicated in Paragraph 17(iv).
“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website (currently at https://www.newyorkfed.org/markets/reference-rates/sofr).
“SOFR Administrator” means the Federal Reserve Bank of New York as administrator of SOFR (or any successor administrator of SOFR or the SOFR Index).
“SOFR Administrator’s Website” means the website of the SOFR Administrator, or any successor source.
“Compounded SOFR” means, for any Interest Period and subject to the Compounded SOFR Fallback Provisions set out below, the rate determined by the Calculation Agent on each Interest Determination Date calculated in accordance with the formula below and the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 or greater being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded up to 9.87655% (or 0.0987655) and 9.876541% (or 0.09876541) being rounded down to 9.87654% (0.0987654)):

where:
“Observation Period” means, in respect of each Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).
“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of the relevant Interest Period.
“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).
“dc” means the number of calendar days in the Observation Period relating to such Interest Period.
“SOFR Index”, with respect to any U.S. Government Securities Business Day, means:
A-I-1

(1)
the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator's Website (currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index) on or about 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that in the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day; and

(2)	if a SOFR Index value does not so appear as specified in (1) above, then:

a.
if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable” provisions; or

b.
if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of a Benchmark Transition Event” provisions.

“Reset Date” means the first day of each Interest Period.
“U.S. Government Securities Business Day” means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
B.	Compounded SOFR Fallback Provisions

SOFR Index Unavailable:
If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, then “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be the SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator's Website.
Effect of a Benchmark Transition Event:
If ADB determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent dates.
In connection with the implementation of a Benchmark Replacement, ADB will have the right to make Benchmark Replacement Conforming Changes from time to time.
Any determination, decision or election that may be made by ADB pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:
(1)	will be conclusive and binding absent manifest error;
(2)	will be made in the sole discretion of ADB; and
(3)	notwithstanding anything to the contrary in the documentation relating to the Notes described herein, shall become effective without consent from the holders of the Notes or any other party.

A-I-2

“Benchmark” means, initially, SOFR Index; provided that if ADB determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR Index (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by ADB as of the Benchmark Replacement Date:
(1)
the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or
(3)
the sum of: (a) the alternate rate of interest that has been selected by ADB as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by ADB as of the Benchmark Replacement Date:
(1)
the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or
(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by ADB giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (or the daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that ADB decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if ADB decides that adoption of any portion of such market practice is not administratively feasible or if ADB determines that no market practice for use of the Benchmark Replacement exists, in such other manner as ADB determines is reasonably necessary).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):
(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)
in the case of clause (3) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the first date on which such Benchmark (or such component) is no longer representative per such statement or publication.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
A-I-3

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):
(1)
a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing (A) that such Benchmark (or its component) is no longer, or as of a specified future date will no longer be, capable of being representative, or is non-representative, of the underlying market and economic reality that such Benchmark (or its component) is intended to measure as required by applicable law or regulation and as determined by the regulatory supervisor in accordance with applicable law or regulation and (B) that it is being made in the awareness that the statement or publication will engage contractual triggers for fallbacks activated by pre-cessation announcements by such supervisor (howsoever described) in contracts.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark (or the daily published component used in the calculation thereof).
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (or the daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark (or the daily published component used in the calculation thereof) means (1) if the Benchmark is SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not SOFR Index, the time determined by ADB after giving effect to the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.
A-I-4

ANNEX II TO ATTACHMENT A

FORM OF REQUEST FOR AVAILABLE INFORMATION
Asian Development Bank
c/o Datasites Agent
2 Shenton Way, #26-01
SGX Centre I
Singapore 068804
[Date]
Pursuant to the Prospectus Supplement dated 23 April 2026 (the “Prospectus Supplement”), relating to U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”) of Asian Development Bank (the “Issuer”), access to Available Information by a holder or beneficial owner of the Notes (a “Noteholder”) or prospective purchaser (who is a permitted transferee) may be made in writing by submitting this Request for Available Information to the Issuer via the Datasites Agent. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Prospectus Supplement.
The undersigned hereby requests that the Issuer grant to the undersigned access to all Available Information currently being provided Noteholders via the Site, which is maintained by Aon Insurance Managers (Singapore) Pte Ltd as Datasites Agent.
Name of Noteholder or prospective purchaser (entity):

First Name of contact person:

Last Name of contact person:

Email address of contact person:

Telephone number of contact person:

The undersigned hereby certifies that (i) it is a Noteholder or prospective purchaser (who is a permitted transferee) of the Notes, (ii) a Qualified Institutional Buyer and (iii) it is a resident of, is purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction (and meets the other requirements set forth under “Notice to Investors” in the Prospectus Supplement).
As a condition to access to information on the Site, the undersigned agrees that it shall not disclose any such information to third parties other than as required by applicable law, including U.S. federal and state securities laws or, with respect to a Noteholder, in connection with the potential resale of its Notes to a prospective purchaser that is a permitted transferee. Information posted on the Site may not be used for any purpose other than an analysis of an investment in the Notes by a Noteholder or a prospective purchaser (who is a permitted transferee).
Subject to the foregoing non-disclosure undertaking, the undersigned hereby agrees that, prior to the time of the sale of any Notes by it, the undersigned will share this Request for Available Information with any prospective purchaser that is a permitted transferee and provide any such prospective purchaser with the opportunity to access any Available Information contained on the Site.
The Site may contain certain transaction documents. The Issuer and the Initial Purchaser and their respective affiliates make no representations, warranties or undertakings whatsoever in relation to such transaction documents contained therein, nor do any of their affiliates, officers, directors, employees, service providers or agents. Any representations, warranties, covenants and undertakings contained in such documents are made only for the benefit of the party or parties to which they were addressed are not for the benefit of, and cannot be relied on by, any Noteholder or prospective purchaser.
A-II-1

The Site may also contain certain offering materials of the Issuer. Such offering materials are provided for background information purposes only and not in connection with any offer or sale of securities or other transactions, such as derivatives, the value or performance of which may be derived from or impacted by the information in the offering materials. The information in the offering materials is current only as of the date of such materials. None of the Initial Purchaser, the Issuer or any of their respective affiliates has undertaken to update or amend such offering materials since the date they were issued and none of the Initial Purchaser, the Issuer or any of their respective affiliates makes any representation or warranty with respect to the accuracy or completeness of the information in such offering materials.
[NOTEHOLDER]
[PROSPECTIVE PURCHASER]
A-II-2

ANNEX III TO ATTACHMENT A

FORM OF REPORT TO NOTEHOLDERS
On [● Date], the [Earthquake][Extreme Precipitation] Event Calculation Agent [calculated/determined] [Event] occurred impacting the Kyrgyz Republic.
•	The Kyrgyz Republic estimates that the [Event] impacted [●] vulnerable people;

•
Pursuant to the Risk Transfer Agreement, the Kyrgyz Republic confirmed ADB provided the Kyrgyz Republic with an [Aggregate Event Payment Amount and/or Expedited Payment] of U.S.$[●] on [● Date] from the Notes;

•
Pursuant to the Risk Transfer Agreement, the Kyrgyz Republic has reported to ADB that it distributed such amount received by the Kyrgyz Republic in accordance with the Standard Operating Procedures as follows:

o	[● Amount in local currency] for [To be specified].

•	ADB retains the right to request a financial audit and inspect relevant records and documents from the Kyrgyz Republic under the Standard Operating Procedures.

A-III-1

ANNEX IV TO ATTACHMENT A

Representations of Purchasers

Each purchaser (including subsequent transferees) of Notes (or a beneficial interest therein) will be deemed to represent, warrant, covenant and agree as follows:

(i)
The purchaser is purchasing or otherwise acquiring the Notes for its own account or for a beneficial owner for which such person is acting as fiduciary or agent with complete investment discretion and with authority to bind such other person (the purchaser, and each such beneficial owner, collectively, the “Purchaser”), and not with a view to any public resale or distribution thereof.

(ii)
Notwithstanding the exemption from the registration requirements under the Securities Act, the Notes may not be resold or transferred except to a Qualified Institutional Buyer (within the meaning of Rule 144A) that is a resident of and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction.

(iii)
The Purchaser is a Qualified Institutional Buyer and a resident of, and purchasing in, and will hold the Notes in, a Permitted U.S. Jurisdiction or a Permitted Non-U.S. Jurisdiction, and such acquisition will be for its own account or for the account of another Qualified Institutional Buyer.

(iv)
The Purchaser is not a participant-directed employee plan, such as a 401(k) plan, or a trust holding the assets of such plan, unless the investment decisions with respect to such plan are made solely by the fiduciary, trustee or sponsor of such plan.

(v)
The Purchaser and each account for which it is purchasing or otherwise acquiring the Notes (or beneficial interests therein), will purchase, hold or transfer at least U.S.$250,000 Aggregate Nominal Amount of the Notes (or beneficial interests therein).

(vi)
The Purchaser will provide notice of these transfer restrictions to any subsequent transferees and agrees not to act as a swap counterparty or other type of intermediary whereby any other party will acquire an economic or beneficial interest in the Notes or reoffer, resell, pledge or otherwise transfer the Notes (or any beneficial interests therein) to any person except to a person that (x) meets all of the requirements in this “Notice to Investors—Representations of Purchasers” and (y) agrees not to subsequently transfer the Notes (or any beneficial interest therein) except in accordance with these transfer restrictions.

(vii)	The Purchaser understands that the Notes will bear a legend to the effect set forth below:

INTERESTS IN THIS NOTE MAY BE OFFERED, REOFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) TO “QUALIFIED INSTITUTIONAL BUYERS” (“QUALIFIED INSTITUTIONAL BUYERS”) AS DEFINED IN RULE 144A UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), EACH OF WHICH MUST BE A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THE NOTES IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION AND (II) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE UNITED STATES, ANY STATE OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION. EACH PURCHASER OF AN INTEREST IN THIS NOTE AND EACH SUBSEQUENT HOLDER OF AN INTEREST IN THIS NOTE IS REQUIRED TO NOTIFY ANY PURCHASER OF AN INTEREST IN THIS NOTE OF THE TRANSFER RESTRICTIONS BELOW.

THE PERMITTED U.S. JURISDICTIONS AND PERMITTED NON-U.S. JURISDICTIONS AS OF THE ISSUE DATE ARE REFERENCED IN THE ISSUER’S PROSPECTUS SUPPLEMENT DATED 23 APRIL 2026.

A-IV-1

EACH PURCHASER (INCLUDING SUBSEQUENT TRANSFEREES) OF THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) WILL BE DEEMED TO HAVE REPRESENTED, WARRANTED, ACKNOWLEDGED AND AGREED THAT: (1) THE PURCHASER IS PURCHASING THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) FOR ITS OWN ACCOUNT OR FOR A BENEFICIAL OWNER FOR WHICH SUCH PERSON IS ACTING AS FIDUCIARY OR AGENT WITH COMPLETE INVESTMENT DISCRETION AND WITH AUTHORITY TO BIND SUCH OTHER PERSON (THE PURCHASER, AND EACH SUCH BENEFICIAL OWNER, COLLECTIVELY, THE “PURCHASER”), AND NOT WITH A VIEW TO ANY PUBLIC RESALE OR DISTRIBUTION THEREOF; (2) NOTWITHSTANDING THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, THIS NOTE MAY NOT BE RESOLD OR TRANSFERRED EXCEPT TO A QUALIFIED INSTITUTIONAL BUYER (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) THAT IS A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THE NOTES IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION; (3) THE PURCHASER IS A QUALIFIED INSTITUTIONAL BUYER, AND IS A RESIDENT OF, AND PURCHASING IN, AND WILL HOLD THIS NOTE (OR A BENEFICIAL INTEREST HEREIN) IN, A PERMITTED U.S. JURISDICTION OR A PERMITTED NON-U.S. JURISDICTION, AND SUCH ACQUISITION WILL BE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER; (4) THE PURCHASER IS NOT A PARTICIPANT-DIRECTED EMPLOYEE PLAN, SUCH AS A 401(k) PLAN, OR A TRUST HOLDING THE ASSETS OF SUCH PLAN, UNLESS THE INVESTMENT DECISIONS WITH RESPECT TO SUCH PLAN ARE MADE SOLELY BY THE FIDUCIARY, TRUSTEE OR SPONSOR OF SUCH PLAN; (5) THE PURCHASER AND EACH ACCOUNT FOR WHICH IT IS PURCHASING OR OTHERWISE ACQUIRING THIS NOTE (OR BENEFICIAL INTERESTS HEREIN), WILL PURCHASE, HOLD OR TRANSFER AT LEAST U.S.$250,000 AGGREGATE NOMINAL AMOUNT OF THE NOTES (OR BENEFICIAL INTERESTS HEREIN); AND (6) THE PURCHASER WILL PROVIDE NOTICE OF THESE TRANSFER RESTRICTIONS TO ANY SUBSEQUENT TRANSFEREES AND AGREES NOT TO ACT AS A SWAP COUNTERPARTY OR OTHER TYPE OF INTERMEDIARY WHEREBY ANY OTHER PARTY WILL ACQUIRE AN ECONOMIC OR BENEFICIAL INTEREST IN THIS NOTE OR REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE (OR ANY BENEFICIAL INTEREST HEREIN), TO ANY PERSON EXCEPT TO A PERSON THAT (X) MEETS ALL OF THE REQUIREMENTS IN (1)-(6) AND (Y) AGREES NOT TO SUBSEQUENTLY TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN EXCEPT IN ACCORDANCE WITH THESE TRANSFER RESTRICTIONS.

THE PURCHASER OR OTHER HOLDER OF THIS NOTE (A) IS NOT (i) AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO TITLE I OF ERISA, (ii) A “PLAN” AS DEFINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), THAT IS SUBJECT TO SECTION 4975 OF THE CODE, (iii) AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN THE ENTITY (COLLECTIVELY “PLANS”), OR (iv) ANY OTHER PLAN THAT IS SUBJECT TO ANY U.S. FEDERAL, U.S. STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR PLAN”) AND IS NOT PURCHASING THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN ON BEHALF OF, OR WITH “PLAN ASSETS” OF, ANY SUCH PLAN OR SIMILAR PLAN; OR (B) IS ACTING ON BEHALF OF OR PURCHASING THIS NOTE (OR BENEFICIAL INTEREST HEREIN) WITH THE ASSETS OF SUCH A PLAN OR SIMILAR PLAN AND SUCH PURCHASER’S OR OTHER HOLDER’S PURCHASE, HOLDING AND SUBSEQUENT DISPOSITION OF SUCH INTEREST IN THIS NOTE IS EXEMPT BY REASON OF SECTION 408(B)(17) OF ERISA AND SECTION 4975(D)(20) OF THE CODE OR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE ADMINISTRATIVE OR STATUTORY EXEMPTION (OR IN THE CASE OF ANY SUCH SIMILAR PLAN, A COMPARABLE EXEMPTION APPLICABLE TO THE TRANSACTION). IF THE PURCHASER IS MAKING THE REPRESENTATIONS SET FORTH IN CLAUSE (B) ABOVE, THE PERSON MAKING THE DECISION TO PURCHASE THIS NOTE IS MAKING SUCH REPRESENTATIONS ON BEHALF OF SUCH PURCHASER BOTH IN THEIR INDIVIDUAL CAPACITY AS WELL AS THEIR FIDUCIARY CAPACITY AND FURTHER REPRESENTS THAT IN CONNECTION WITH SUCH PURCHASE, SUCH PERSON HAS DETERMINED THAT IN CONNECTION WITH SUCH TRANSACTION THE PURCHASER WILL RECEIVE NO LESS, AND PAY NO MORE, THAN ADEQUATE CONSIDERATION AS PROVIDED IN SECTION 408(B)(17) OF ERISA AND SECTION 4975(D)(20) OF THE CODE.

A-IV-2

ANY INFORMATION PROVIDED TO A PURCHASER OR A PROSPECTIVE TRANSFEREE SHALL BE FOR THE SOLE PURPOSE OF ASSESSING THE INVESTMENT. AS A CONDITION OF ACCESS TO SUCH INFORMATION, EACH PURCHASER AGREES THAT NEITHER IT NOR ANY PROSPECTIVE TRANSFEREE MAY DISCLOSE ANY SUCH INFORMATION TO THIRD PARTIES OTHER THAN AS REQUIRED BY APPLICABLE LAW, INCLUDING U.S. FEDERAL AND STATE SECURITIES LAWS, NOR USE THE INFORMATION FOR ANY PURPOSE OTHER THAN INVESTMENT ANALYSIS.

(viii)
The Purchaser has had access to such financial and other information concerning ADB and the Notes as it has deemed necessary in connection with its decision to purchase the Notes. The Purchaser (i) has been given the opportunity to ask questions of and receive answers from ADB concerning the terms and conditions of the offering of the Notes and other matters pertaining to an investment in the Notes, (ii) has been given the opportunity to request and review such additional information necessary to evaluate the merits and risks of a purchase of the Notes and to verify the accuracy of or to supplement the information contained in this Prospectus Supplement to the extent ADB possesses such information and (iii) has received all documents and information reasonably necessary to make an investment decision, subject to contractual restrictions on ADB’s ability to disclose confidential information. The Purchaser understands the terms, conditions and risks of the Notes and that the Notes involve a high degree of risk as described in this Prospectus Supplement, including possible loss of the Purchaser’s entire investment. The Purchaser has not relied upon any advice or recommendation of ADB, the Initial Purchaser, the Sole Structuring Agent, GEM, any Event Calculation Agent or any of their respective affiliates, and is making its own investment decision based upon its own judgment and upon the advice of such professional advisors, either employed or independently retained by the Purchaser, as it has deemed necessary to consult. It has not relied on any other version of this Prospectus Supplement other than the final version thereof in making its investment decision with respect to the Notes. The Purchaser acknowledges that no person has been authorized to give any information or to make any representations concerning ADB or the Notes other than those contained in this Prospectus Supplement and the documents incorporated by reference herein and, if given or made, such other information or representations have not been relied upon. The Purchaser acknowledges that it has reviewed this Prospectus Supplement and the documents incorporated by reference herein, including the section “Additional Risk Factors” and the legends in the forward part of this Prospectus Supplement. The Purchaser has determined that it has the legal power, authority and right to purchase the Notes. The Purchaser understands that there is no assurance that a secondary market for the Notes will develop, the fair market value of the Notes may reflect a substantial discount from the Purchaser’s initial investment and substantial volatility in light of certain events, and that the Notes may trade at a value other than that which may be inferred from the current levels of interest rates, due to other factors including, but not limited to, expectations of the future levels of interest rates and the occurrence of certain Applicable Events.

(ix)
The Purchaser or other holder of a Note (A) is not (i) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, (ii) a “plan” as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), that is subject to Section 4975 of the Code, (iii) an entity whose underlying assets include “plan assets” by reason of any such employee benefit plan’s or plan’s investment in the entity (collectively (i), (ii) and (iii), the “Plans”), or (iv) any other plan that is subject to any U.S. federal, U.S. state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Plan”) and is not purchasing an interest in the Notes on behalf of, or with “plan assets” of, any such Plan or Similar Plan; or (B) is acting on behalf of or purchasing a Note (or any beneficial interest therein) with the assets of such a Plan or Similar Plan and such Purchaser’s or other holder’s purchase, holding and subsequent disposition of such interest in the Notes is exempt by reason of Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code or prohibited transaction class exemption 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable administrative or statutory exemption (or in the case of any such Similar Plan, a comparable exemption applicable to the transaction). If the Purchaser is making the representations set forth in clause (B) above, the person making the decision to purchase such Notes is making such representations on behalf of such Purchaser both in their individual capacity as well as their fiduciary capacity and further represents that in connection with such purchase, such person has determined that in connection with such transaction the Purchaser will receive no less, and pay no more, than adequate consideration as provided in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code.

A-IV-3

(x)
The Purchaser agrees, prior to the sale by such Purchaser of any Notes, to provide any potential purchaser that is a permitted transferee the opportunity to review any Available Information received by the Purchaser prior to the date of such sale.

(xi)
The Purchaser (if other than the Initial Purchaser) acknowledges that ADB, the Initial Purchaser and other persons will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and agreements deemed to have been made by its purchase of an interest in Notes are no longer accurate, it will promptly notify ADB and the Initial Purchaser.

Investors are strongly urged to have these representations and agreements reviewed by their counsel prior to making any decision to invest in the Notes.

A-IV-4

ISSUER
Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila Philippines
GLOBAL AGENT, PAYING AGENT,
REGISTRAR, TRANSFER AGENT AND CALCULATION AGENT
Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB United Kingdom
LEGAL ADVISERS TO THE ISSUER
As to United States and English law
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10005
U.S.A.
SINGAPORE LISTING AGENT
Rajah & Tann Singapore LLP
9 Straits View #06-07
Marina One West Tower
Singapore 018937
LEGAL ADVISERS TO THE INITIAL PURCHASER
As to United States law
Sidley Austin LLP
787 7th Ave
New York, NY 10019
U.S.A.

ASIAN DEVELOPMENT BANK
U.S.$80,000,000
Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes
due 30 May 2029

Aon Securities Initial Purchaser and Sole Bookrunner	Munich Re Sole Structuring Agent

TERMS AGREEMENT NO. 2046-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes
due 30 May 2029

23 April 2026

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

Reference is hereby made to the U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”), to be issued by the Asian Development Bank (“ADB”) and described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (the “Base Prospectus”), as supplemented by the accompanying Capital at Risk Notes Prospectus Supplement, dated 1 April 2026 (the “CARN Prospectus Supplement”), and the Prospectus Supplement, dated as of the date hereof (the “Notes Prospectus Supplement”), relating to the Notes (the Base Prospectus, as supplemented by the CARN Prospectus Supplement and the Notes Prospectus Supplement being referred to herein as the “Prospectus”).

Aon Securities LLC (“Aon” or the “Initial Purchaser”) agrees to purchase from ADB the Notes at 10 a.m. London time on 30 April 2026 (the “Settlement Date”) at an aggregate purchase price of U.S.$80,000,000 on the terms set forth herein and in the Standard Provisions, dated as of 9 December 2020 (the “Standard Provisions”), relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference.  For the avoidance of doubt, solely with respect to the Notes, all references to Prospectus in the Standard Provisions shall mean the Prospectus as defined herein. In so purchasing the Notes, the Initial Purchaser understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Initial Purchaser that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Initial Purchaser warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Initial Purchaser warrants and covenants to ADB that the warranties of the Dealer set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Initial Purchaser to purchase the Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the undersigned to purchase the Notes hereunder is further subject to (a) the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Initial Purchaser of the documents referred to in Section 6(b) and 6(c)(i), (ii) and (vi) of the Standard Provisions, (b) an opinion addressed to the Initial Purchaser from Sullivan & Cromwell LLP, U.S. and English counsel to ADB with respect to the Notes, with respect to the issue and sale of the Notes and other related matters as the Initial Purchaser may reasonably require, and (c) a letter addressed to the Initial Purchaser from Sullivan & Cromwell LLP in customary form addressing the Prospectus, including the documents incorporated by reference therein.

Further, the obligation of the undersigned to purchase the Notes hereunder is subject to the additional condition that, on or after the date hereof, and prior to the time of closing on the Settlement Date, with respect to the Notes, no potential Earthquake or Extreme Precipitation has occurred or is in progress which, in the judgment of the Initial Purchaser, could possibly result in a Principal Reduction with respect to the Notes (including, without limitation, due to any subsequent main shocks or aftershocks reasonably related to such Earthquake).

The obligation of the ADB to issue the Notes hereunder shall be subject to the execution by ADB and the Kyrgyz Republic of the Risk Transfer Agreement relating to the Notes (in form and substance reasonably satisfactory to ADB).

ADB certifies to the Initial Purchaser that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.
ADB agrees that it will issue the Notes and the Initial Purchaser agrees to purchase the Notes at the aggregate purchase price specified above (being equal to the issue price of 100.00 per cent. of the Aggregate Nominal Amount of the Notes).

2.
Payment for the Notes shall be made on the Settlement Date by the Initial Purchaser to Citibank, N.A., London Branch, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Initial Purchaser.

3.
ADB hereby appoints Aon as a Dealer under the Standard Provisions solely for the purpose of the issue of the Notes to which this Terms Agreement pertains. The Initial Purchaser shall be vested, solely with respect to this issue of Notes, with all authority, right and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Initial Purchaser acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and Global Agency Agreement, duly executed by the parties thereto. In the event of any conflict between terms set forth in the engagement letter between ADB and Aon, dated 26 March 2026 (the “Engagement Letter”) and those set forth in Section 9 of the Standard Provisions with respect to allocation of fees and expenses between ADB and Aon, terms set forth in the Engagement Letter shall prevail.

4.
In consideration of ADB appointing Aon as a Dealer solely with respect to this issue of Notes, Aon hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.
The Initial Purchaser acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Initial Purchaser that have arisen prior to such termination.

6.
The Initial Purchaser acknowledges that neither the Pricing Supplement nor the Prospectus has been registered as a prospectus with the Monetary Authority of Singapore (“MAS”). Accordingly, the Initial Purchaser represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Prospectus, Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

7.	The Initial Purchaser represents, warrants and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.
The Initial Purchaser hereby represents and agrees that it has complied and will comply with the selling restrictions specified in the Notes Prospectus Supplement under any caption beginning with the phrase “Notice to Residents” and the selling restrictions specified under “Overview–The Notes–Manner of Offering” in the Notes Prospectus Supplement, and it makes the representations set forth in the section “Notice to Investors–Representations of Purchasers” in the Notes Prospectus Supplement.

9.	For purposes hereof, the notice details of the Initial Purchaser are as follows:

Aon Securities LLC
200 E Randolph St
Chicago, IL 60601
Attention: President, with a copy to the Legal Department
E-mail: AonSecuritiesLaw@aon.com

10.	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws (other than Section 5-1402 of the General Obligations Law of New York).

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights to enforce any term of the Standard Provisions or this Terms Agreement.  Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and the Initial Purchaser but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence.  The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Initial Purchaser in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Initial Purchaser in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB’s or the Initial Purchaser’s liability under Section 7 of the Standard Provisions.

The parties hereby agree to the jurisdiction of the Supreme Court of the State of New York, New York County, or the United States District Court for the Southern District of New York in each case sitting in New York County, for the resolution of any disputes raising issues regarding the construction, meaning or enforcement of the terms of this Agreement; provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

[Signature pages follow]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

AON SECURITIES LLC

By:
Name:
Title:

[Signature Page to Terms Agreement – KGZ]

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:
Name:
Title:

[Signature Page to Terms Agreement – KGZ]